Form 10-K, Exhibit 13
period 1993-12-31
GENUINE PARTS CO
filed 1994-03-24
CIK 40987

                                                                      EXHIBIT 13
                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(restated to give effect to pooling of interests)


- ---------------------------------------------------------------------------------------------------------------------------
                                                                               Year Ended December 31

(in thousands except per share data)                    1993          1992            1991            1990          1989
- ---------------------------------------------------------------------------------------------------------------------------
Net sales                                            $4,384,294    $4,016,751      $3,763,736     $ 3,660,443    $3,485,289
Cost of goods sold                                    3,023,038     2,781,731       2,612,059       2,543,951     2,433,393
Selling, administrative
  and other expenses                                    935,427       852,610         790,559         755,051       704,423
Income before income taxes                              425,829       382,410         361,118         361,441       347,473
Income taxes                                            166,961       145,440         137,154         137,718       132,210
Net income**                                         $  257,813    $  236,970      $  223,964     $   223,723    $  215,263
Average common shares outstanding during year*          124,217       124,085         123,980         125,262       125,750
Per common share*:
  Net income**                                       $     2.08    $     1.91      $     1.81     $      1.79    $     1.71
  Dividends declared                                       1.06          1.00             .97             .92           .80
  December 31 closing stock price                         37.63         34.00           32.50           25.33         28.00
Long-term debt, less current maturities                  12,265        13,043          12,658          16,369        17,168
Shareholders' equity                                  1,445,263     1,316,372       1,211,716       1,122,182     1,058,238
Total assets                                         $1,870,756    $1,707,303      $1,577,516     $ 1,488,412    $1,426,708
- ---------------------------------------------------------------------------------------------------------------------------

 *  Adjusted to reflect the three-for-two split in 1992.
** Net of cumulative effect of changes in accounting principles of $1,055 in 1993.

SELECTED RATIO ANALYSIS
(restated to give effect to pooling of interests)

                                                                              Year Ended December 31
                                                           1993          1992            1991            1990          1989
- ---------------------------------------------------------------------------------------------------------------------------
(In % of net sales)
  Cost of goods sold                                      68.95%        69.25%          69.40%          69.50%        69.82%
  Selling, administrative and other expenses              21.34         21.23           21.00           20.63         20.21
  Income before income taxes                               9.71          9.52            9.60            9.87          9.97
  Net income                                               5.88          5.90            5.95            6.11          6.18
Rate earned on shareholders' equity at the beginning of
  each year                                               19.59%        19.56%          19.96%          21.14%        22.62%
- ----------------------------------------------------------------------------------------------------------------------------

MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends Declared per Share of Common Shares Traded on the New York Stock Exchange. Adjusted to reflect the three-for-two stock split in 1992.

                                                                      Sales Price of Common Shares
                                                         ----------------------------------------------------
Quarter                                                          1993                           1992
- -------                                                  ----------------------------------------------------
                                                          High           Low            High             Low
                                                         ----------------------------------------------------
First                                                    $37.25        $32.88          $33.67          $29.50
Second                                                    37.38         33.50           33.50           30.33
Third                                                     38.25         34.50           32.50           29.50
Fourth                                                    39.00         34.88           34.75           29.00

                                                                      Dividends Declared per Share
                                                         ----------------------------------------------------
                                                                  1993                          1992
                                                         ----------------------------------------------------
First                                                            $.265                          $.25
Second                                                            .265                           .25
Third                                                             .265                           .25
Fourth                                                            .265                           .25

Number of Record Holders of Common Stock                  7,594

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

         Board of Directors
         Genuine Parts Company

         We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
         As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for postretirement benefits and income taxes.

/s/ Ernst & Young


Atlanta, Georgia
February 7, 1994

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


- --------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                                                         December 31
ASSETS                                                                                                      1993         1992
- --------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                               $   123,231  $  168,019
Short-term investments, at cost, which
  approximates market value                                                                                  64,599      12,010
Trade accounts receivable                                                                                   428,911     403,152
Merchandise inventories                                                                                     879,154     787,692
Prepaid expenses and other current accounts                                                                  10,299       8,886
- -------------------------------------------------------------------------------------------------------------------------------
                                                                TOTAL CURRENT ASSETS                      1,506,194   1,379,759
Investments and Other Assets (Notes 1 and 8)                                                                133,364     116,723
Property, Plant and Equipment
Land                                                                                                         28,109      25,353
Buildings, less allowance for depreciation
  (1993-$56,839; 1992-$54,164)                                                                              103,146      95,485
Machinery and equipment, less allowance for
  depreciation (1993-$128,262; 1992-$118,956)                                                                99,943      89,983
- -------------------------------------------------------------------------------------------------------------------------------
                                                   NET PROPERTY, PLANT AND EQUIPMENT                        231,198     210,821
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 1,870,756  $1,707,303
===============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Trade accounts payable                                                                                  $   258,949  $  240,630
Current maturities on long-term debt                                                                            797         823
Accrued compensation                                                                                         30,883      28,312
Accrued expenses                                                                                             18,222       8,563
Dividends payable                                                                                            32,933      31,098
Income taxes payable                                                                                         10,167      10,140
Deferred income taxes                                                                                         1,521       2,248
- -------------------------------------------------------------------------------------------------------------------------------
                                                           TOTAL CURRENT LIABILITIES                        353,472     321,814
LONG-TERM DEBT, less current maturities                                                                      12,265      13,043
DEFERRED INCOME TAXES                                                                                        37,980      37,153
MINORITY INTERESTS IN SUBSIDIARIES                                                                           21,776      18,921
SHAREHOLDERS' EQUITY (Notes 2, 3, 4 and 6):
Preferred Stock, par value $1 a share-authorized
  10,000,000 shares; none issued
Common Stock, par value $1 a share-authorized
  150,000,000 shares; issued 124,282,289 shares
  in 1993; 124,163,089 shares in 1992                                                                       124,282     124,163
Additional paid-in capital                                                                                    2,566          --
Retained earnings                                                                                         1,318,415   1,192,209
- -------------------------------------------------------------------------------------------------------------------------------
                                                          TOTAL SHAREHOLDERS' EQUITY                      1,445,263   1,316,372
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 1,870,756  $1,707,303
===============================================================================================================================

See accompanying notes.

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Year Ended December 31
(dollars in thousands except per share data)                                             1993          1992               1991
- --------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                            $4,384,294     $4,016,751        $3,763,736
Cost of goods sold                                                                    3,023,038      2,781,731         2,612,059
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                      1,361,256      1,235,020         1,151,677
Selling, administrative and other expenses                                              935,427        852,610           790,559
- --------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of changes
  in accounting principles                                                              425,829        382,410           361,118
Income taxes (Note 7)                                                                   166,961        145,440           137,154
- --------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles                     258,868        236,970           223,964
Cumulative effect of changes in accounting principles, net of tax (Note 1)                1,055             --                --
- --------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                           $  257,813     $  236,970         $ 223,964
================================================================================================================================
Net income per common share                                                          $     2.08     $      .91         $    1.81
================================================================================================================================
Average common shares outstanding during the year                                       124,217        124,085           123,980
================================================================================================================================

See accompanying notes.


                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


- -----------------------------------------------------------------------------------------------------------------------------------

                                                       Common Stock       Additional                Treasury Stock        Total
                                                 ------------------------  Paid-In   Retained   --------------------- Shareholders'
(dollars in thousands except per share data)        Shares       Amount    Capital   Earnings      Shares     Amount      Equity
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991                       80,405,339    $  80,405  $ 9,449  $1,057,083    4,048,236  $(113,837)  $1,033,100
Retirement of GPC treasury stock                 (4,048,236)      (4,048)  (9,449)   (100,340)  (4,048,236)   113,837          -0-
Adjustment for beginning Berry retained earnings        -0-          -0-      -0-      86,075          -0-        -0-       86,075
Equivalent shares of pooled companies             6,391,021        6,391      -0-      (3,384)         -0-        -0-        3,007
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991 as restated           82,748,124       82,748      -0-   1,039,434          -0-        -0-    1,122,182
Net income                                              -0-          -0-      -0-     223,964          -0-        -0-      223,964
Cash dividends declared                                 -0-          -0-      -0-    (110,558)         -0-        -0-     (110,558)
Purchase and retirement of stock                   (120,600)        (121)     -0-      (4,295)         -0-        -0-       (4,416
Stock options exercised                              42,680           43      -0-         872          -0-        -0-          915
Repurchase of shares by pooled
  companies prior to merger                             -0-          -0-      -0-     (10,273)         -0-        -0-      (10,273)
Cash dividends declared by pooled
  companies prior to merger                             -0-          -0-      -0-     (10,098)         -0-        -0-      (10,098)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                     82,670,204       82,670      -0-   1,129,046          -0-        -0-    1,211,716
Net income                                              -0-          -0-      -0-     236,970          -0-        -0-      236,970
Cash dividends declared                                 -0-          -0-      -0-    (114,508)         -0-        -0-     (114,508)
Three-for-two stock split                        41,350,036       41,350      -0-     (41,395)         -0-        -0-          (45)
Stock options exercised                             142,849          143      -0-       3,270          -0-        -0-        3,413
Repurchase of shares by pooled
  companies prior to merger                             -0-          -0-      -0-      (4,895)         -0-        -0-       (4,895)
Cash dividends declared by pooled
  companies prior to merger                             -0-          -0-      -0-     (16,279)         -0-        -0-      (16,279)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                    124,163,089      124,163      -0-   1,192,209          -0-        -0-    1,316,372
Net income                                              -0-          -0-      -0-     257,813          -0-        -0-      257,813
Cash dividends declared                                 -0-          -0-      -0-    (131,681)         -0-        -0-     (131,681)
Stock options exercised                             119,200          119    2,566          74          -0-        -0-        2,759
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                    124,282,289     $124,282  $ 2,566  $1,318,415          -0-  $     -0-   $1,445,263
==================================================================================================================================

See accompanying notes.

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Year Ended December 31
(dollars in thousands)                                                                           1993         1992          1991
- ---------------------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income                                                                                 $257,813     $236,970     $223,964
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                              34,420       31,687       30,595
    Gain on sale of property, plant and equipment                                              (1,342)        (895)        (899)
    Provision for deferred taxes                                                                5,990        3,896        4,281
    Equity in income from UAP                                                                  (2,531)      (1,738)      (1,629)
    Equity in income from partnership                                                          (1,921)        (775)      (2,371)
    Income applicable to minority interests                                                     2,090        1,537        1,638
    Changes in operating assets and liabilities:
      Trade accounts receivable                                                               (25,759)     (33,455)     (12,582)
      Merchandise inventories                                                                 (91,462)     (60,614)     (21,408)
      Prepaid expenses and other current accounts                                              (1,413)         488       (1,372)
      Trade accounts payable                                                                   18,319       22,090        3,919
      Income taxes payable and other current liabilities                                        6,367      (12,987)      15,577
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                              (57,242)     (50,766)      15,749
- ---------------------------------------------------------------------------------------------------------------------------------
                                            NET CASH PROVIDED BY OPERATING ACTIVITIES         200,571      186,204      239,713
Investing Activities
  Acquisition of Davis & Wilmar, Inc., net of cash acquired of $3,556                             -0-      (28,444)         -0-
  Purchase of property, plant and equipment                                                   (57,513)     (31,585)     (28,273)
  Proceeds from sale of property, plant and equipment                                           4,831        3,862        2,811
  Purchase of short-term investments                                                          (64,599)     (12,010)     (10,626)
  Proceeds from sale and maturity of short-term investments                                    12,010       17,698        5,928
  Other investing activities                                                                  (12,962)      (9,696)     (12,903)
- ---------------------------------------------------------------------------------------------------------------------------------
                                                NET CASH USED IN INVESTING ACTIVITIES        (118,233)     (60,175)     (43,063)
Financing Activities
  Borrowings on notes payable                                                                     -0-          -0-        6,372
  Repayment of notes payable                                                                      -0-          -0-      (32,258)
  Payments on long-term debt                                                                     (804)      (5,954)      (1,422)
  Stock options exercised                                                                       2,759        3,368          915
  Dividends paid                                                                             (129,846)    (127,338)    (119,518)
  Purchase of stock                                                                               -0-       (4,896)     (14,691)
  Contributions from minority interests                                                           765          822          667
- ---------------------------------------------------------------------------------------------------------------------------------
                                                NET CASH USED IN FINANCING ACTIVITIES        (127,126)    (133,998)    (159,935)
- ---------------------------------------------------------------------------------------------------------------------------------
                                 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (44,788)      (7,969)      36,715
                                       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         168,019      175,988      139,273
- ---------------------------------------------------------------------------------------------------------------------------------
                                             CASH AND CASH EQUIVALENTS AT END OF YEAR        $123,231     $168,019     $175,988
=================================================================================================================================
Supplemental disclosure of cash flow information
  Cash paid during the year for:
    Income taxes                                                                             $160,944     $154,498     $122,233
=================================================================================================================================
    Interest                                                                                 $  1,587     $  1,890     $  5,454
=================================================================================================================================

See accompanying notes.

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993

- --------------------------------------------------------------------------------
1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Genuine Parts Company and all of its subsidiaries (the "Company"). Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS: On August 27, 1992, the Company paid approximately $5.5 million to increase its ownership in UAP Inc., a Canadian automotive parts distributor, from 20% to 24%. The Company also has a 49% interest in a partnership formed by the Company and UAP Inc. These investments are accounted for by the equity method of accounting.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all automotive parts, and certain industrial parts, and by the first-in, first-out
(FIFO) method for all other inventories. If the FIFO method had been used for all inventories, cost would have been $100,772,000 and $93,123,000 higher than reported at December 31, 1993 and December 31, 1992, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is determined principally on a straight-line basis over the estimated useful life of each asset.

STOCK OPTIONS: Proceeds from the sale of stock under options are credited to common stock at par value and the excess of the option price over par value is credited to additional paid-in capital.

INTEREST INCOME: Interest income (1993 - $6,273,000; 1992 - $7,538,000; 1991 -
$9,674,000) has been deducted from selling, administrative and other expenses.

FOREIGN OPERATIONS: Canadian operations represent less than five percent of consolidated amounts. Translation adjustments are not significant.

INCOME TAXES: Deferred income taxes principally arise from the use of accelerated depreciation methods for a portion of property, plant and equipment and the use of different pension valuation and inventory methods for income tax purposes.

ACCOUNTING CHANGES: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the projected future costs of providing postretirement benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when benefits are paid. The Company has applied the new rules using the cumulative effect method, resulting in a charge of $5,055,000 (net of income taxes of $3,095,000).
         Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect as of January 1, 1993, of adopting Statement 109 increased net income by $4,000,000.
         The adoption of Statements 106 and 109 did not have a material impact on the Company's financial statements or results of operations.

NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted average number of shares of common stock outstanding during each year. Options outstanding under the Company's stock option plan would not materially dilute net income per share and, therefore, have not been included in the computation.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1992 financial statements to conform to the current year presentation.

2. ACQUISITIONS

On June 30, 1992, the Company acquired all of the outstanding common stock of Davis & Wilmar, Inc., an automotive parts distributor, for $32 million. The acquisition has been recorded using the purchase method of accounting.
         On January 29, 1993, the Company completed its merger of Berry Bearing Company and certain affiliated companies into the Company. The Berry Companies distribute industrial replacement parts and related supplies throughout the Midwestern United States. The Company issued 9,586,531 shares of common stock for all of the outstanding common stock of the Berry Companies. This transaction has been accounted for as a pooling of interests and, accordingly, the accompanying financial statements have been retroactively combined to include the accounts of the pooled companies. A reconciliation of amounts previously reported by Genuine Parts and the Berry Companies follows, in thousands:

                                              Berry
         Year ended       Genuine Parts     Companies
         December 31,      As Reported     As Reported        Restated
         -------------------------------------------------------------
         1992
         Sales            $3,668,814       $347,937         $4,016,751
         Net Income          219,788         17,182            236,970

         1991
         Sales             3,434,642        329,094          3,763,736
         Net Income          207,677         16,287            223,964

             Operations of the pooled companies in 1993 prior to the merger were not significant.

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  STOCK SPLIT

On February 17, 1992, the Board of Directors approved a three-for-two stock split, effected in the form of a 50% stock dividend, payable to shareholders of record on March 16, 1992. The par value of the shares issued was charged to retained earnings.
         All references in the financial statements with regard to average number of shares of common stock and related prices, dividends and per share amounts have been restated to reflect the three-for-two stock split.

4.  SHAREHOLDERS' EQUITY

On November 20, 1989, the Company's Board of Directors approved a Shareholder Protection Rights Agreement and distributed Rights to common shareholders. The Rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The Rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 30% or more of the common stock. The Company is entitled to redeem each Right for one cent.

5. LEASED PROPERTIES

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1993 (in thousands):

1994                      $ 45,171
1995                        34,840
1996                        23,605
1997                        15,406
1998                        11,013
Subsequent to 1998          21,816
- ----------------------------------
                          $151,851
==================================

         Rental expense for operating leases was $48,935,000 in 1993; $47,033,000 in 1992, and $45,758,000 in 1991.

6. STOCK OPTIONS

In accordance with stock option plans approved by the shareholders, options are granted to key personnel for the purchase of the Company's common stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. On April 20, 1992, the shareholders approved the 1992 Stock Option and Incentive Plan which provides for 4,500,000 shares of common stock to be available for granting of incentive and nonqualified stock options to key employees. Further information relating to the options is as follows:

                                                         Shares
                         Option Price      ----------------------------------
                           Per Share         1993          1992       1991
- -----------------------------------------------------------------------------
Outstanding at
  January 1             $19.66 to $26.88   1,432,850      798,556    619,164
Granted                  26.88 to  37.06     235,700      858,900    324,450
Exercised                19.66 to  26.88    (150,749)    (206,481)  (133,058)
Cancelled                22.79 to  30.31     (21,500)     (18,125)   (12,000)
- -----------------------------------------------------------------------------
Outstanding at
  December 31            22.58 to  37.06   1,496,301    1,432,850    798,556
=============================================================================
Exercisable at
  December 31            22.58 to  31.92   1,014,843      520,316    442,076
=============================================================================
Shares available for
  future grants                            3,520,856    3,735,056     86,456
=============================================================================

7. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities as of December 31, 1993 are as follows (in thousands):

Property, plant and equipment     $15,944
Employee and retiree benefits      15,793
Merchandise inventories             6,243
Other                               1,521
- -----------------------------------------
                                  $39,501
=========================================

         The components of income tax expense are as follows:

- -----------------------------------------------------------
(in thousands)     1993             1992             1991
- -----------------------------------------------------------
Federal:
  Current        $132,298         $116,772         $108,825
  Deferred          5,990            3,896            4,281
State              28,673           24,772           24,048
- -----------------------------------------------------------
                 $166,961         $145,440         $137,154
===========================================================

         The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:


- ---------------------------------------------------------------------
(in thousands)                       1993        1992        1991
- ---------------------------------------------------------------------
Statutory rate applied to
  pre-tax income                   $149,040    $130,019    $122,780
Plus state income taxes, net of
  Federal tax benefit                18,637      16,350      15,872
- ---------------------------------------------------------------------
                                    167,677     146,369     138,652
Other items less than 5%
  of the amount computed
  using the statutory Federal
  income tax rate                      (716)       (929)     (1,498)
- ---------------------------------------------------------------------
                                   $166,961    $145,440    $137,154
=====================================================================

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
8. EMPLOYEE BENEFIT PLANS

The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future.
         The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at December 31:


- ------------------------------------------------------------------
(in thousands)                          1993             1992
- ------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Accumulated benefit obligation,
    including vested benefits of
    $202,994 in 1993, and
    $164,755 in 1992                  $(207,707)       $(186,183)
==================================================================
Projected benefit obligation for
  service rendered to date            $(339,271)       $(292,172)
Plan assets at fair value,
  primarily insurance contracts,
  U.S. Government securities
  and equity securities                 344,217          310,148
- ------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                      4,946           17,976
Unrecognized net loss from past
  experience different from that
  assumed and effects of changes
  in assumptions                         36,942           12,501
Unrecognized net transition
  obligation                              2,083            2,343
- ------------------------------------------------------------------
Net prepaid pension cost               $ 43,971        $  32,820
==================================================================

         Net pension cost (income) included the following components at December 31:


- -----------------------------------------------------------------------------
(in thousands)                       1993            1992              1991
- -----------------------------------------------------------------------------
Service cost                      $  9,498         $ 10,775         $ 10,050
Interest cost                       23,192           23,909           22,111
Actual return on plan assets       (35,190)         (21,080)         (43,031)
Net amortization and deferral        2,353           (5,870)          19,527
- -----------------------------------------------------------------------------
Net periodic pension
  cost (income)                   $   (147)        $  7,734         $  8,657
=============================================================================

         Effective January 1, 1993, the Company began insuring new long-term disability claims under a policy separate from the pension plan, resulting in a decrease in net pension cost of approximately $7,000,000 during 1993.
         Assumptions used in the accounting for the defined benefit plan as of December 31 were:


- ------------------------------------------------------------
                                   1993     1992    1991
- ------------------------------------------------------------
Weighted-average discount rate     7.50%    8.75%   8.75%
Rate of increase in future
  compensation levels              5.75%    5.75%   5.75%
Expected long-term rate of
  return on assets                10.00%   10.00%  10.00%
============================================================

         The change in the weighted-average discount rate assumption resulted in a $56,200,000 increase in the projected benefit obligation at December 31, 1993.
         At December 31, 1993, the plan held 534,997 shares of common stock of the Company with a market value of $20,129,262.
         The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $2,712,000 in 1993, $2,212,000 in 1992, and $2,128,000 in 1991,
respectively.

9. INDUSTRY DATA

The industry data for the past five years presented in the Exhibit on page 27 is an integral part of these financial statements.
         The Company is primarily engaged in the distribution of merchandise, principally automotive and industrial replacement parts, and office supplies. In the automotive industry, the Company distributes replacement parts (other than body parts) for substantially all makes and models of domestically manufactured automobiles, most domestically manufactured trucks and buses, and most vehicles manufactured outside the United States. In addition, this segment of the business includes the rebuilding of some automotive parts and the distribution of replacement parts for certain types of farm equipment, motorcycles, motorboats and small engines.
         The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.
         The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.
         Intersegment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income of investments and minority interests. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, cash equivalents, short-term investments and headquarter's facilities and equipment.

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDIITION AND RESULTS OF OPERATIONS
December 31, 1993

- --------------------------------------------------------------------------------
RESULTS OF OPERATIONS:

Net sales in 1993 increased for the 44th consecutive year to a record high of $4.4 billion. This was an increase of 9% over the prior year and compares with increases of 7% in 1992, and 3% in 1991. Sales for the Automotive Parts Group increased 7% in 1993 versus 6% in 1992, reflecting the slight improvement of the economy, an improved sales environment in the automotive aftermarket, and the strength of NAPA programs in the marketplace. Sales for the Industrial Parts Group increased 7% in 1993 versus 6% in 1992 due to plant and equipment revitalization resulting from an improved economy and the strength of its sales and service programs. Sales for the Office Products Group increased 21% in 1993 compared with 11% in 1992 reflecting geographic expansion, improved service and marketing programs and expansion of product lines.
         Costs of goods sold improved slightly as a percentage of net sales in each of the past two years. Selling, administrative and other expenses increased each year, and the percentage to net sales has increased slightly each year, due primarily to increased salaries and wages and employee benefits. Effective January 1, 1993, the Company began insuring new long-term disability claims under a policy separate from the pension plan, resulting in a pre-tax decrease in net pension cost during 1993 of approximately $7 million. The effective income tax rate was 39.2% in 1993 and 38.0% in 1992 and 1991. The effective tax rate in 1993 reflects the increase in the federal tax rate from 34% to 35% effective January 1, 1993. Consolidated net income in 1993 increased 9% over 1992 net income. Net income in 1992 increased 6% over 1991.
         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions" which requires the projected future costs of providing postretirement benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when benefits are paid. The Company has applied the new rules using the cumulative effect method, resulting in a charge of $5,055,000 (net of income taxes of $3,095,000).
         Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect as of January 1, 1993, of adopting Statement 109 increased net income by $4,000,000.
        The adoption of Statements 106 and 109 did not have a material impact on the Company's financial statements or results of operations.
         Additionally, effective December 31, 1993, the Company changed the weighted-average discount rate assumption for the pension plan from 8.75% to 7.50%. This change resulted in a $56,200,000 increase in the projected benefit obligation at December 31, 1993.

LIQUIDITY AND SOURCES OF CAPITAL:
         The ratio of current assets to current liabilities was 4.3 at the close of 1993 with current assets amounting to 81% of total assets. Trade accounts receivable and inventories increased 6% and 12% respectively, while working capital increased 9%. The increase in working capital has been financed principally from the Company's cash flow generated by operations. Current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 1994. Capital expenditures during 1993 amounted to $58 million compared with $32 million in 1992 and $28 million in 1991. The increase in 1993 reflects the Company's continuing geographic expansion as well as the upgrading of their existing facilities. Additionally, capital expenditures in 1992 and 1991 reflect the Company's response to the difficult business environment and the overall economy. It is anticipated that capital expenditures in 1994 will be approximately the same as 1993.
         On January 29, 1993, 9,586,531 shares of common stock were issued for all of the outstanding common stock of Berry Bearing Company and certain affiliated companies. This transaction has been accounted for as a pooling of interests; and accordingly, the financial statements have been retroactively combined to include the accounts of the pooled companies.
         On June 30, 1992, the Company paid approximately $32 million for all the issued and outstanding capital stock of Davis & Wilmar, Inc. Davis & Wilmar serves approximately 150 NAPA Auto Parts stores from NAPA Distribution Centers in Altoona, Pennsylvania and Bridgeport, West Virginia.
         On August 27, 1992, the Company paid approximately $5.5 million for an additional 4% equity interest in UAP Inc., a Canadian automotive parts distributor. The Company now has a 24% equity interest in UAP, which is being accounted for on the equity method of accounting.

INFLATION:
Price increases in the Automotive Parts Group were approximately 1% in 1993 as sales increased 7%. The Industrial Parts Group had a sales increase of 7% and price increases of approximately 3%. The Office Products Group had a sales increase of 21% and price increases of less than 1%.
         Price increases in the Automotive Group were approximately 2% in 1992 as sales increased 6%. The Industrial Parts Group had a sales increase of 6% and price increases of approximately 2%. The Office Products Group had a sales increase of 11% and price increases of less than 1%.
         The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being consumed. Assets acquired in prior years will, of course, be replaced at higher costs, but this will take place over many years.

                                          Genuine Parts Company and Subsidiaries
- --------------------------------------------------------------------------------
INDUSTRY DATA


- -----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                    1993              1992             1991           1990           1989
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales
  Automotive                                           $2,485,267        $2,318,761       $2,188,698     $2,117,464    $2,010,755
  Industrial                                            1,153,371         1,082,428        1,021,019      1,019,227       958,668
  Office products                                         745,656           615,562          554,019        523,752       515,866
- -----------------------------------------------------------------------------------------------------------------------------------
    Total net sales                                    $4,384,294        $4,016,751       $3,763,736     $3,660,443    $3,485,289
- -----------------------------------------------------------------------------------------------------------------------------------
Operating profit
  Automotive                                           $  282,791        $  262,422       $  260,818     $  252,862    $  247,920
  Industrial                                               96,727            87,493           76,922         80,578        74,116
  Office products                                          65,938            50,967           45,112         45,606        44,863
- -----------------------------------------------------------------------------------------------------------------------------------
    Total operating profit                                445,456           400,882          382,852        379,046       366,899
Interest expense                                           (1,584)           (1,871)          (5,434)        (5,411)       (5,796)
Corporate expense                                         (20,405)          (17,577)         (18,662)       (14,448)      (16,369)
Equity in income                                            4,452             2,513            4,000          3,814         4,299
Minority interests                                         (2,090)           (1,537)          (1,638)        (1,560)       (1,560)
- -----------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                         $  425,829        $  382,410       $  361,118     $  361,441    $  347,473
- -----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets
  Automotive                                           $1,152,148        $1,040,191       $  926,617     $  875,324    $  795,185
  Industrial                                              370,633           354,547          338,054        337,418       328,635
  Office products                                         283,479           228,802          201,036        186,815       181,759
  Corporate                                                 6,731            27,333           57,197         43,881        79,095
  Equity investments                                       57,765            56,430           54,612         44,974        42,034
- -----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                       $1,870,756        $1,707,303       $1,577,516     $1,488,412    $1,426,708
- -----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
  Automotive                                           $   24,056        $   21,905       $   20,301     $   19,436    $   15,986
  Industrial                                                5,410             5,286            5,732          5,450         4,918
  Office products                                           4,246             3,752            3,794          3,727         3,314
  Corporate                                                   708               744              768            964         1,198
- -----------------------------------------------------------------------------------------------------------------------------------
    Total depreciation and amortization                $   34,420        $   31,687       $   30,595     $   29,577    $   25,416
- -----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
  Automotive                                           $   39,502        $   24,272       $   22,381     $   33,190    $   32,438
  Industrial                                                2,779             2,553            2,479          8,586         9,271
  Office products                                          12,378             3,395            3,055          3,488        12,351
  Corporate                                                 2,854             1,365              358            845           464
- -----------------------------------------------------------------------------------------------------------------------------------
    Total capital expenditures                         $   57,513        $   31,585       $   28,273     $   46,109    $   54,524
- -----------------------------------------------------------------------------------------------------------------------------------

         Present tax laws do not allow deductions for adjustments for the impact of inflation. Thus, taxes are levied on the Company at rates which, in real terms, exceed established statutory rates. In general, during periods of inflation, this tax policy results in a tax on shareholders' investment in the Company.

QUARTERLY RESULTS OF OPERATIONS:
Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1993 and 1992 by approximately $16,206,000 ($.13 per share) and $13,155,000 ($.11 per share), respectively.
         The following is a summary of the quarterly results of operations for the years ended December 31, 1993 and 1992. The quarterly results have been adjusted to reflect the Company's acquisition of the Berry Companies in a transaction accounted for as a pooling of interests.

                                     Three Months Ended
- --------------------------------------------------------------------
                      March 31,    June 30,    Sept. 30,   Dec. 31,
- --------------------------------------------------------------------
1993                        (in thousands except per share data)

Net Sales            $1,037,914   $1,106,176  $1,144,839  $1,095,365
Gross Profit            310,421      326,282     347,399     377,154
Net Income               55,336       65,905      63,019      73,553
Net Income per
  Common Share              .45          .53         .51         .59

1992
Net Sales            $  959,071   $1,013,596  $1,049,422  $  994,662
Gross Profit            286,666      298,626     314,309     335,419
Net Income               51,452       60,098      59,706      65,714
Net Income per
  Common Share              .41          .48         .48         .53