Form 10-K, Exhibit 13
period 1994-12-31
GENUINE PARTS CO
filed 1995-03-22
CIK 40987

                                                                EXHIBIT 13

                            SELECTED FINANCIAL DATA
                     Genuine Parts Company and Subsidiaries

                                    [LOGO]

- ----------------------------------------------------------------------------------------------------------------
(restated to give effect to pooling of interests)                    Year Ended December 31
- ----------------------------------------------------------------------------------------------------------------
                                                       1994         1993         1992         1991         1990
================================================================================================================
                                                              (in thousands except per share data)
Net sales ....................................   $4,858,415   $4,384,294   $4,016,751   $3,763,736   $3,660,443
Cost of goods sold ...........................    3,343,699    3,023,038    2,781,731    2,612,059    2,543,951
Selling, administrative and other expenses ...    1,039,848      935,427      852,610      790,559      755,051
Income before income taxes ...................      474,868      425,829      382,410      361,118      361,441
Income taxes .................................      186,320      166,961      145,440      137,154      137,718
Net income** .................................   $  288,548   $  257,813   $  236,970   $  223,964   $  223,723
Average common shares outstanding during year*      124,041      124,217      124,085      123,980      125,262
Per common share*:
        Net income** .........................   $     2.33   $     2.08   $     1.91   $     1.81   $     1.79
        Dividends declared ...................         1.15         1.06         1.00          .97          .92
        December 31 closing stock price ......        36.00        37.63        34.00        32.50        25.33
Long-term debt, less current maturities ......       11,431       12,265       13,043       12,658       16,369
Shareholders' equity .........................    1,526,165    1,445,263    1,316,372    1,211,716    1,122,182
Total assets .................................   $2,029,471   $1,870,756   $1,707,303   $1,577,516   $1,488,412
- ----------------------------------------------------------------------------------------------------------------

 *Adjusted to reflect the three-for-two split in 1992.
**Net of cumulative effect of changes in accounting principles of $1,055 in 1993.

                            SELECTED RATIO ANALYSIS


(restated to give effect to pooling of interests)                          Year Ended December 31
- ----------------------------------------------------------------------------------------------------------------
                                                              1994       1993       1992       1991       1990
================================================================================================================
(In % of net sales)
  Cost of goods sold ..............................          68.82%     68.95%     69.25%     69.40%     69.50%
  Selling, administrative and other expenses ......          21.40      21.34      21.23      21.00      20.63
  Income before income taxes ......................           9.77       9.71       9.52       9.60       9.87
  Net income ......................................           5.94       5.88       5.90       5.95       6.11
Rate earned on shareholders' equity at the beginning
  of each year ....................................          19.97%     19.59%     19.56%     19.96%     21.14%
- ----------------------------------------------------------------------------------------------------------------

                        MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends Declared per Share of Common Shares Traded on the New York Stock Exchange.

                                                                    Sales Price of Common Shares
- ----------------------------------------------------------------------------------------------------------------
Quarter                                                      1994                            1993
================================================================================================================
                                                        High        Low                High         Low
- ----------------------------------------------------------------------------------------------------------------
First..............................................    $39.38      $33.75             $37.25      $32.88
Second.............................................     36.88       33.63              37.38       33.50
Third..............................................     37.38       34.13              38.25       34.50
Fourth.............................................     37.00       33.88              39.00       34.88

                                                                   Dividends Declared per Share
- ----------------------------------------------------------------------------------------------------------------
                                                               1994                            1993
================================================================================================================
First .............................................          $.2875                           $.265
Second ............................................           .2875                            .265
Third .............................................           .2875                            .265
Fourth ............................................           .2875                            .265

Number of Record Holders of Common Stock...........      7,917

                                   eighteen

                         REPORT OF INDEPENDENT AUDITORS
                     Genuine Parts Company and Subsidiaries

                           [LOGO] ERNST & YOUNG LLP


Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
        As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for postretirement benefits and income taxes.


/s/ ERNST & YOUNG LLP


Atlanta, Georgia
February 6, 1995


                                   nineteen

                          CONSOLIDATED BALANCE SHEETS
                     Genuine Parts Company and Subsidiaries

                                    [LOGO]

- --------------------------------------------------------------------------------------------
                                                                           December 31
- --------------------------------------------------------------------------------------------
                                                                        1994         1993
============================================================================================
                                                                     (dollars in thousands)
ASSETS
- --------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents .......................................   $   82,410   $  123,231
Short-term investments, at cost, which
  approximates market value .....................................          ---       64,599
Trade accounts receivable .......................................      487,395      428,911
Merchandise inventories .........................................    1,004,580      879,154
Prepaid expenses and other current accounts .....................       21,396       10,299
- --------------------------------------------------------------------------------------------
                                             TOTAL CURRENT ASSETS    1,595,781    1,506,194
INVESTMENTS AND OTHER ASSETS (Notes 1 and 8) ....................      175,658      133,364
PROPERTY, PLANT AND EQUIPMENT
Land ............................................................       32,152       28,109
Buildings, less allowance for depreciation
  (1994 - $60,176; 1993 - $56,839)...............................      106,608      103,146
Machinery and equipment, less allowance for
  depreciation (1994 - $131,905; 1993 - $128,262) ...............      119,272       99,943
- --------------------------------------------------------------------------------------------
                                NET PROPERTY, PLANT AND EQUIPMENT      258,032      231,198
- --------------------------------------------------------------------------------------------
                                                                    $2,029,471   $1,870,756
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Trade accounts payable ..........................................   $  316,589   $  258,949
Current maturities on long-term debt ............................          933          797
Accrued compensation ............................................       37,790       30,883
Accrued expenses ................................................       20,368       18,222
Dividends payable ...............................................       35,246       32,933
Income taxes payable ............................................       11,482       10,167
Deferred income taxes ...........................................          ---        1,521
- --------------------------------------------------------------------------------------------
                                        TOTAL CURRENT LIABILITIES      422,408      353,472
LONG-TERM DEBT, less current maturities .........................       11,431       12,265
DEFERRED INCOME TAXES ...........................................       44,540       37,980
MINORITY INTERESTS IN SUBSIDIARIES ..............................       24,927       21,776
SHAREHOLDERS EQUITY (Notes 2, 3, 4 and 6):
Preferred Stock, par value $1 a share-authorized
  10,000,000 shares; none issued
Common Stock, par value $1 a share-authorized
  450,000,000 shares; issued 122,627,303 shares
  in 1994; 124,282,289 shares in 1993 ...........................      122,627      124,282
Additional paid-in capital ......................................          ---        2,566
Retained earnings ...............................................    1,403,538    1,318,415
- --------------------------------------------------------------------------------------------
                                        TOTAL SHAREHOLDERS' EQUITY   1,526,165    1,445,263
- --------------------------------------------------------------------------------------------
                                                                    $2,029,471   $1,870,756
============================================================================================

See accompanying notes.

                                    twenty

                       CONSOLIDATED STATEMENTS OF INCOME
                     Genuine Parts Company and Subsidiaries
                                    (LOGO)

- -------------------------------------------------------------------------------------------------
                                                                Year Ended December 31
- -------------------------------------------------------------------------------------------------
                                                               1994         1993         1992
=================================================================================================
                                                     (dollars in thousands except per share data)
- -------------------------------------------------------------------------------------------------
Net sales ............................................   $4,858,415   $4,384,294   $4,016,751
Cost of goods sold ...................................    3,343,699    3,023,038    2,781,731
- -------------------------------------------------------------------------------------------------
                                                          1,514,716    1,361,256    1,235,020
Selling, administrative and other expenses ...........    1,039,848      935,427      852,610
- -------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
  changes in accounting principles ...................      474,868      425,829      382,410
Income taxes (Note 7) ................................      186,320      166,961      145,440
- -------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
  accounting principles ..............................      288,548      258,868      236,970

Cumulative effect of changes in accounting principles,
  net of tax (Note 1) ................................         --          1,055         --
- -------------------------------------------------------------------------------------------------
NET INCOME ...........................................   $  288,548   $  257,813   $  236,970
=================================================================================================
Net income per common share ..........................   $     2.33   $     2.08   $     1.91
=================================================================================================
Average common shares outstanding during the year ....      124,041      124,217      124,085
=================================================================================================
See accompanying notes.



                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
                     Genuine Parts Company and Subsidiaries
                                    (LOGO)


- ---------------------------------------------------------------------------------------------------------
                                             Common Stock       Additional                   Total
                                             ------------        Paid-In      Retained    Shareholders
                                          Shares       Amount    Capital      Earnings       Equity
=========================================================================================================
                                                           (dollars in thousands)
- ---------------------------------------------------------------------------------------------------------
Balance at January 1, 1992 ........     82,670,204    $ 82,670    $  --      $1,129,046    $1,211,716
  Net income ......................           --          --         --         236,970       236,970
  Cash dividends declared .........           --          --         --        (114,508)     (114,508)
  Three-for-two stock split .......     41,350,036      41,350       --         (41,395)          (45)
  Stock options exercised .........        142,849         143       --           3,270         3,413
  Repurchase of shares by pooled
    companies prior to merger .....           --          --         --          (4,895)       (4,895)
  Cash dividends declared by pooled
    companies prior to merger .....           --          --         --         (16,279)      (16,279)
- ------------------------------------------------------------------------------------------------------
Balance at December 31, 1992 ......    124,163,089     124,163       --       1,192,209     1,316,372
  Net income ......................           --          --         --         257,813       257,813
  Cash dividends declared .........           --          --         --        (131,681)     (131,681)
  Stock options exercised .........        119,200         119      2,566            74         2,759
- ------------------------------------------------------------------------------------------------------
Balance at December 31, 1993 ......    124,282,289     124,282      2,566     1,318,415     1,445,263
  Net income ......................           --          --         --         288,548       288,548
  Cash dividends declared .........           --          --         --        (142,602)     (142,602)
  Stock options exercised .........        192,613         193      4,175          --           4,368
  Purchase of stock ...............     (2,011,000)     (2,011)    (6,741)      (61,593)      (70,345)
  Other ...........................        163,401         163       --             770           933
- ------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994 ......    122,627,303    $122,627    $  --      $1,403,538    $1,526,165
=========================================================================================================
See accompanying notes.

                                  twenty-one

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Genuine Parts Company and Subsidiaries

                                    [LOGO]

- ----------------------------------------------------------------------------------------------------------------
                                                                                     Year Ended December 31
- ----------------------------------------------------------------------------------------------------------------
                                                                                 1994         1993         1992
================================================================================================================
                                                                                     (dollars in thousands)
Operating Activities
  Net income ............................................................   $ 288,548    $ 257,813    $ 236,970
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization .....................................      37,374       34,420       31,687
      Gain on sale of property, plant and equipment .....................        (158)      (1,342)        (895)
      Provision for deferred taxes ......................................       6,699        5,990        3,896
      Equity in income from investees ...................................      (7,224)      (4,452)      (2,513)
      Income applicable to minority interests ...........................       2,373        2,090        1,537
      Changes in operating assets and liabilities:
        Trade accounts receivable .......................................     (58,484)     (25,759)     (33,455)
        Merchandise inventories .........................................    (125,426)     (91,462)     (60,614)
        Prepaid expenses and other current accounts .....................     (11,097)      (1,413)         488
        Trade accounts payable ..........................................      57,641       18,319       22,090
        Income taxes payable and other current liabilities ..............       8,708        6,367      (12,987)
- ----------------------------------------------------------------------------------------------------------------
                                                                              (89,594)     (57,242)     (50,766)
- ----------------------------------------------------------------------------------------------------------------
                                NET CASH PROVIDED BY OPERATING ACTIVITIES     198,954      200,571      186,204
Investing Activities
  Acquisition of Davis & Wilmar, Inc., net of cash acquired of $3,556 ...        --           --        (28,444)
  Investment in Grupo Auto Todo .........................................     (26,009)        --           --
  Purchase of property, plant and equipment .............................     (66,002)     (57,513)     (31,585)
  Proceeds from sale of property, plant and equipment ...................       2,885        4,831        3,862
  Purchase of short-term investments ....................................        --        (64,599)     (12,010)
  Proceeds from sale and maturity of short-term investments .............      64,599       12,010       17,698
  Other investing activities ............................................      (9,062)     (12,962)      (9,696)
- ----------------------------------------------------------------------------------------------------------------
                                    NET CASH USED IN INVESTING ACTIVITIES     (33,589)    (118,233)     (60,175)
Financing Activities
  Payments on long-term debt ............................................        (698)        (804)      (5,954)
  Stock options exercised ...............................................       4,368        2,759        3,368
  Dividends paid ........................................................    (140,289)    (129,846)    (127,338)
  Purchase of stock .....................................................     (70,345)        --         (4,896)
  Contributions from minority interests .................................         778          765          822
- ----------------------------------------------------------------------------------------------------------------
                                    NET CASH USED IN FINANCING ACTIVITIES    (206,186)    (127,126)    (133,998)
- ----------------------------------------------------------------------------------------------------------------
                                NET DECREASE IN CASH AND CASH EQUIVALENTS     (40,821)     (44,788)      (7,969)
                           CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR     123,231      168,019      175,988
- ----------------------------------------------------------------------------------------------------------------
                                 CASH AND CASH EQUIVALENTS AT END OF YEAR   $  82,410    $ 123,231    $ 168,019
================================================================================================================
Supplemental disclosure of cash flow information
  Cash paid during the year for:
    Income taxes ........................................................   $ 178,307    $ 160,944    $ 154,498
================================================================================================================
    Interest ............................................................   $   1,333    $   1,587    $   1,890
================================================================================================================

See accompanying notes.


                                 twenty-two

                   Notes to Consolidated Financial Statements
                     Genuine Parts Company and Subsidiaries
December 31, 1994                   GPC(LOGO)

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

INVESTMENTS: On August 27, 1992, the Company paid approximately $5.5 million to increase its ownership in UAP Inc., a Canadian automotive parts distributor, from 20% to 24%. The Company also has a 49% interest in a partnership formed by the Company and UAP Inc.
     On October 1, 1994, the Company paid approximately $26 million to acquire a 49% interest in Grupo Auto Todo, a partnership formed by the Company and Auto Todo, a Mexican automotive parts distributor.
     These investments are accounted for by the equity method of accounting.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all automotive parts, and certain industrial parts, and by the first-in, first-out
(FIFO) method for all other inventories. If the FIFO method had been used for all inventories, cost would have been $102,077,000 and $100,772,000 higher than reported at December 31, 1994 and December 31, 1993, respectively.

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

INTEREST INCOME: Interest income (1994 - $6,765,000; 1993 - $6,273,000; 1992 -
$7,538,000) has been deducted from selling, administrative and other expenses.

FOREIGN OPERATIONS: Foreign operations represent less than five percent of consolidated amounts. Translation adjustments are not significant.

ACCOUNTING CHANGES: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the projected future costs of providing postretirement benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when benefits are paid. The Company applied the new rules using the cumulative effect method, resulting in a charge of $5,055,000 (net of income taxes of $3,095,000) in 1993.
     Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect as of January 1, 1993, of adopting Statement 109 increased 1993 net income by $4,000,000.
     The adoption of Statements 106 and 109 did not have a material impact on the Company's financial statements or results of operations.

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



                                 twenty-three

4. SHAREHOLDERS' EQUITY
The Company has a Shareholder Protection Rights Agreement which includes the distribution of Rights to common shareholders. The Rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The Rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 30% or more of the common stock. The Company is entitled to redeem each Right for one cent.

5. LEASED PROPERTIES
The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1994 (in thousands):

1995..........................      $ 48,238
1996..........................        35,159
1997..........................        24,534
1998..........................        17,755
1999..........................        12,031
Subsequent to 1999............        24,725
- --------------------------------------------
                                    $162,442
============================================

     Rental expense for operating leases was $53,913,000 in 1994; $48,935,000 in 1993; and $47,033,000 in 1992.

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

                                                            Shares
                      Option Price         --------------------------------------
                        Per Share               1994          1993          1992
- ---------------------------------------------------------------------------------
Outstanding at
  January 1 ........ $22.58 to $37.06      1,496,301     1,432,850       798,556
  Granted ..........  30.31 to  37.06        693,000       235,700       858,900
  Exercised ........  22.58 to  31.92       (272,887)     (150,749)     (206,481)
  Cancelled ........  22.79 to  35.69        (16,337)      (21,500)      (18,125)
- ---------------------------------------------------------------------------------
Outstanding at
  December 31 ......  23.21 to  37.06      1,900,077     1,496,301     1,432,850
=================================================================================
Exercisable at
  December 31 ......  23.21 to  37.06        770,774     1,014,843       520,316
=================================================================================
Shares available for
  future grants ....                       2,694,193     3,520,856     3,735,056
=================================================================================

     On March 31, 1994, the Company entered into restricted stock agreements with two officers which provide for the award of up to 100,000 and 50,000 shares, respectively, during the period 1994 - 1998 based on the Company achieving certain increases in earnings per share and stock price levels, as defined in the agreements. For the year ended December 31, 1994, the officers earned 10,000 and 5,000 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on March 31, 2004.

7. INCOME TAXES
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities are as follows:

                                     1994      1993
- ----------------------------------------------------
                                    (in thousands)
Employee and retiree benefits..   $17,301   $15,793
Property, plant and equipment..    17,231    15,944
Merchandise inventories .......     6,855     6,243
Other .........................     3,153     1,521
- ----------------------------------------------------
                                  $44,540   $39,501
====================================================

     The components of income tax expense are as follows:

                       1994       1993       1992
- --------------------------------------------------
                            (in thousands)
Federal:
   Current.....    $148,282   $132,298   $116,772
   Deferred....       6,699      5,990      3,896
State .........      31,339     28,673     24,772
- --------------------------------------------------
                   $186,320   $166,961   $145,440
==================================================

     The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

                                      1994         1993         1992
- ---------------------------------------------------------------------
                                             (in thousands)
Statutory rate  applied to
  pre-tax income .............   $ 166,204    $ 149,040    $ 130,019
Plus state income taxes,
  net of Federal tax benefit..      20,370       18,637       16,350
Other ........................        (254)        (716)        (929)
- ---------------------------------------------------------------------
                                 $ 186,320    $ 166,961    $ 145,440
=====================================================================

8. EMPLOYEE BENEFIT PLANS
The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts twenty-four
deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future.
     The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at December 31:

                                                 1994         1993
- -------------------------------------------------------------------
                                                  (in thousands)
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
    including vested benefits of $201,029
    in 1994 and $202,994 in 1993 ........   $(205,808)   $(207,707)
===================================================================
Projected benefit obligation for service
  rendered to date ......................   $(315,368)   $(339,271)
Plan assets at fair value, primarily
  insurance contracts, U.S. Government
  securities and equity securities ......     346,303      344,217
- -------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation ....................      30,935        4,946
Unrecognized prior service cost .........     (26,520)     (24,365)
Unrecognized net loss from past
  experience different from that
  assumed and effects of changes
  in assumptions ........................      51,926       61,307
Unrecognized net transition obligation ..       1,822        2,083
- -------------------------------------------------------------------
Net prepaid pension cost ................   $  58,163    $  43,971
===================================================================

     Net pension cost (income) included the following components at December 31:

                            1994        1993        1992
- ---------------------------------------------------------
                                  (in thousands)
Service cost ........   $ 12,247    $  9,498    $ 10,775
Interest cost .......     25,002      23,192      23,909
Actual return on plan
  assets ............      3,578     (35,190)    (21,080)
Net amortization and
  deferral ..........    (36,606)      2,353      (5,870)
- ---------------------------------------------------------
Net periodic pension
  cost (income) .....   $  4,221    $   (147)   $  7,734
=========================================================

     Effective January 1, 1993, the Company began insuring new long-term disability claims under a policy separate from the pension plan, resulting in a decrease in net pension cost of approximately $7,000,000 during 1993.
     Assumptions used in the accounting for the defined benefit plan as of December 31 were:

                                 1994       1993       1992
- -----------------------------------------------------------
Weighted-average
  discount rate .............   8.40%      7.50%      8.75%
Rate of increase in
  future compensation
  levels ....................   5.00%      5.75%      5.75%
Expected long-term rate
        of return on assets..   9.50%     10.00%     10.00%

The changes in the above assumptions resulted in a net $37,400,000 decrease in the projected benefit obligation at December 31, 1994.
     At December 31, 1994, the plan held 534,997 shares of common stock of the Company with a market value of $19,259,892.
     The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $3,364,000 in 1994, $2,712,000 in 1993, and $2,212,000 in 1992,
respectively.

9. INDUSTRY DATA
The industry data for the past five years presented in the Exhibit on page 27 is an integral part of these financial statements.
     The Company is primarily engaged in the distribution of merchandise, principally automotive and industrial replacement parts, and office supplies. In the automotive industry, the Company distributes replacement parts (other than body parts) for substantially all makes and models of domestically manufactured automobiles, most domestically manufactured trucks and buses, and most vehicles manufactured outside the United States. In addition, this segment of the business includes the rebuilding of some automotive parts and the distribution of replacement parts for certain types of farm equipment, motorcycles, motorboats and small engines.
     The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.
     The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.
     Intersegment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees and minority interests. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, cash equivalents, short-term investments and headquarters' facilities and equipment.



                                 twenty-five

                     MANAGEMENT'S DISCUSSION AND ANALYIS
                    Genuine Parts Company and Subsidiaries
                                    (LOGO)

December, 31, 1994

RESULTS OF OPERATIONS:
Net sales in 1994 increased for the 45th consecutive year to a record high of $4.9 billion. This was an increase of 11% over the prior year and compares with increases of 9% in 1993, and 7% in 1992. Sales for the Automotive Parts Group increased 8% in 1994 versus 7% in 1993, reflecting an improved economic climate and enhanced marketing programs for all segments of the automotive aftermarket. Sales for the Industrial Parts Group increased 14% in 1994 versus 7% in 1993 as industrial production continues to increase and factory utilization remains high. Sales for the Office Products Group increased 14% in 1994 compared with 21% in 1993 reflecting geographic expansion, increased market share and improved service level.
     Costs of goods sold remained approximately the same as a percentage of net sales in each of the past two years. Selling, administrative and other expenses increased each year, and the percentage to net sales remained approximately the same. The effective income tax rate was 39.2% in 1994 and in 1993 and 38.0% in 1992. The effective tax rate in 1993 reflects the increase in the federal tax rate from 34% to 35% effective January 1, 1993.
Consolidated net income in 1994 increased 12% over 1993 net income. Net income in 1993 increased 9% over 1992.
     Effective December 31, 1994, the Company changed the assumptions in the Pension Plan as follows: weighted average discount rate from 7.50% to 8.40%, rate of increase in future compensation levels from 5.75% to 5.00%, and the expected long-term rate of return on assets from 10.00% to 9.50%. The changes in these assumptions resulted in a net $37,400,000 decrease in the projected benefit obligation at December 31, 1994.
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the projected future costs of providing postretirement benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when benefits are paid. The Company has applied the new rules using the cumulative effect method, resulting in a charge of $5,055,000 (net of income taxes of $3,095,000).
     Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect as of January 1, 1993, of adopting Statement 109 increased net income by $4,000,000. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method.
     The adoption of Statements 106 and 109 did not have a material impact on the Company's financial statements or results of operations.

LIQUIDITY AND SOURCES OF CAPITAL:
The ratio of current assets to current liabilities was 3.8 at the close of 1994 with current assets amounting to 79% of total assets. Trade accounts receivable and inventories increased 13.6% and 14.3% respectively, while working capital increased 2%. The increase in working capital has been financed principally from the Company's cash flow generated by operations. Working capital only increased a small percentage due to the Company's stock repurchase program for 1994. At its August 16, 1994 meeting, the Genuine Parts Company Board of Directors approved a stock repurchase program which authorizes the Company to reacquire up to 10 million shares of its Common Stock. To date, approximately 2 million shares have been repurchased. Current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 1995. Capital expenditures during 1994 amounted to $66 million compared with $58 million in 1993 and $32 million in 1992. The increase in 1994 and 1993 reflects the Company's continuing geographic expansion as well as the upgrading of its existing facilities. Additionally, capital expenditures in 1992 reflected the Company's response to the difficult business environment and the overall economy. It is anticipated that capital expenditures in 1995 will be approximately the same as 1994.
     On January 29, 1993, 9,586,531 shares of common stock were issued for all of the outstanding common stock of Berry Bearing Company and certain affiliated companies. This transaction has been accounted for as a pooling of interests; and accordingly, the financial statements prior to that date have been retroactively combined to include the accounts of the pooled companies.

INFLATION:
There were no price increases in the Automotive Parts Group in 1994 as sales increased 8%. The Industrial Parts Group had a sales increase of 14% and price increases of approximately 2.9%. The Office Products Group had a sales increase of 14% and price increases of less than 1%.
     Price increases in the Automotive Group were approximately 1% in 1993 as sales increased 7%. The Industrial Parts Group had a sales increase of 7% and price increases of approximately 3%. The Office Products Group had a sales increase of 21% and price increases of less than 1%.
     The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being consumed.




                                  twenty-six

                                 Industry Data
                     Genuine Parts Company and Subsidiaries
                                  GPC(LOGO)

- --------------------------------------------------------------------------------------------------------------
                                                 1994          1993          1992          1991          1990
==============================================================================================================
                                                                      (dollars in thousands)
Net sales
  Automotive ...........................   $2,693,961    $2,485,267    $2,318,761    $2,188,698    $2,117,464
  Industrial ...........................    1,317,495     1,153,371     1,082,428     1,021,019     1,019,227
  Office products ......................      846,959       745,656       615,562       554,019       523,752
- --------------------------------------------------------------------------------------------------------------
     Total net sales ...................   $4,858,415    $4,384,294    $4,016,751    $3,763,736    $3,660,443
- --------------------------------------------------------------------------------------------------------------
Operating profit
  Automotive ...........................   $  304,164    $  282,791    $  262,422    $  260,818    $  252,862
  Industrial ...........................      111,822        96,727        87,493        76,922        80,578
  Office products ......................       78,206        65,938        50,967        45,112        45,606
- --------------------------------------------------------------------------------------------------------------
     Total operating profit ............      494,192       445,456       400,882       382,852       379,046
Interest expense .......................       (1,321)       (1,584)       (1,871)       (5,434)       (5,411)
Corporate expense ......................      (22,854)      (20,405)      (17,577)      (18,662)      (14,448)
Equity in income .......................        7,224         4,452         2,513         4,000         3,814
Minority interests .....................       (2,373)       (2,090)       (1,537)       (1,638)       (1,560)
- --------------------------------------------------------------------------------------------------------------
     Income before income taxes ........   $  474,868    $  425,829    $  382,410    $  361,118    $  361,441
- --------------------------------------------------------------------------------------------------------------
Identifiable assets
  Automotive ...........................   $1,223,416    $1,152,148    $1,040,191    $  926,617    $  875,324
  Industrial ...........................      404,647       370,633       354,547       338,054       337,418
  Office products ......................      308,817       283,479       228,802       201,036       186,815
  Corporate ............................        5,950         6,731        27,333        57,197        43,881
  Equity investments ...................       86,641        57,765        56,430        54,612        44,974
- --------------------------------------------------------------------------------------------------------------
     Total assets ......................   $2,029,471    $1,870,756    $1,707,303    $1,577,516    $1,488,412
- --------------------------------------------------------------------------------------------------------------
Depreciation and amortization
  Automotive ...........................   $   26,588    $   24,056    $   21,905    $   20,301    $   19,436
  Industrial ...........................        4,640         5,410         5,286         5,732         5,450
  Office products ......................        5,257         4,246         3,752         3,794         3,727
  Corporate ............................          889           708           744           768           964
- --------------------------------------------------------------------------------------------------------------
     Total depreciation and amortization   $   37,374    $   34,420    $   31,687    $   30,595    $   29,577
- --------------------------------------------------------------------------------------------------------------
Capital expenditures
  Automotive ...........................   $   45,921    $   39,502    $   24,272    $   22,381    $   33,190
  Industrial ...........................        4,164         2,779         2,553         2,479         8,586
  Office products ......................       13,547        12,378         3,395         3,055         3,488
  Corporate ............................        2,370         2,854         1,365           358           845
- --------------------------------------------------------------------------------------------------------------
     Total capital expenditures ........   $   66,002    $   57,513    $   31,585    $   28,273    $   46,109
- --------------------------------------------------------------------------------------------------------------

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

QUARTERLY RESULTS OF OPERATIONS:
Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1994 and 1993 by approximately $18,353,000 ($.15 per share) and $16,206,000 ($.13 per share), respectively.

     The following is a summary of the quarterly results of operations for the years ended December 31, 1994 and 1993.

                                               Three Months Ended
- ------------------------------------------------------------------------------------
                             March 31,       June 30,      Sept. 30,        Dec.31,
- ------------------------------------------------------------------------------------
1994
- ----
Net Sales...............    $1,162,075     $1,219,801     $1,268,417     $1,208,122
Gross Profit............       346,457        362,817        382,280        423,162
Net Income..............        62,891         71,011         72,924         81,722
Net Income per
  Common Share..........           .51            .57            .59            .66

1993
- ----
Net Sales...............    $1,037,914     $1,106,176     $1,144,839     $1,095,365
Gross Profit............       310,421        326,282        347,399        377,154
Net Income..............        55,336         65,905         63,019         73,553
Net Income per
  Common Share..........           .45            .53            .51            .59





                                 twenty-seven