Form 10-K, Exhibit 13
period 1995-12-31
GENUINE PARTS CO
filed 1996-03-19
CIK 40987

                                                                     EXHIBIT 13


SELECTED FINANCIAL DATA
Genuine Parts Company and Subsidiaries


--------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                   1995          1994          1993          1992        1991
====================================================================================================================
                                                               (in thousands except per share data)
Net sales .......................................  $5,261,904    $4,858,415    $4,384,294    $4,016,751  $3,763,736
Cost of goods sold ..............................   3,654,703     3,343,699     3,023,038     2,781,731   2,612,059
Selling, administrative and other expenses ......   1,096,407     1,039,848       935,427       852,610     790,559
Income before income taxes ......................     510,794       474,868       425,829       382,410     361,118
Income taxes ....................................     201,626       186,320       166,961       145,440     137,154
Net income** ....................................  $  309,168    $  288,548    $  257,813    $  236,970  $  223,964
Average common shares outstanding during year* ..     122,615       124,041       124,217       124,085     123,980
Per common share*:
  Net income** ..................................  $     2.52    $     2.33    $     2.08    $     1.91  $     1.81
  Dividends declared ............................        1.26          1.15          1.06          1.00         .97
  December 31 closing stock price ...............       41.00         36.00         37.63         34.00       32.50
Long-term debt, less current maturities .........      60,607        11,431        12,265        13,043      12,658
Shareholders' equity ............................   1,650,882     1,526,165     1,445,263     1,316,372   1,211,716
Total assets ....................................  $2,274,132    $2,029,471    $1,870,756    $1,707,303  $1,577,516
--------------------------------------------------------------------------------------------------------------------

 *Adjusted to reflect the three-for-two split in 1992.
**Net of cumulative effect of changes in accounting principles of $1,055 in 1993.


SELECTED RATIO ANALYSIS

--------------------------------------------------------------------------------------------
Year Ended December 31                                 1995    1994    1993    1992    1991
============================================================================================
(In % of net sales)
  Cost of goods sold ...............................  69.46%  68.82%  68.95%  69.25%  69.40%
  Selling, administrative and other expenses .......  20.84   21.40   21.34   21.23   21.00
  Income before income taxes .......................   9.71    9.77    9.71    9.52    9.60
  Net income .......................................   5.88    5.94    5.88    5.90    5.95
Rate earned on shareholders' equity at the beginning
  of each year .....................................  20.26%  19.97%  19.59%  19.56%  19.96%
--------------------------------------------------------------------------------------------


MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends Declared per Share of Common Shares Traded on the New York Stock Exchange.



                                                  Sales Price of Common Shares
-------------------------------------------------------------------------------------------------------
Quarter                                         1995                                    1994
=======================================================================================================
                                         High               Low                  High             Low
-------------------------------------------------------------------------------------------------------
First                                   $40.00            $35.50                $39.38           $33.75
Second                                   40.38             37.50                 36.88            33.63
Third                                    40.88             36.25                 37.38            34.13
Fourth                                   42.00             38.88                 37.00            33.88

                                                          Dividends Declared per Share
---------------------------------------------------------------------------------------
                                                          1995                   1994
=======================================================================================

First .....................................               $.315                 $.2875
Second ....................................                .315                  .2875
Third .....................................                .315                  .2875
Fourth ....................................                .315                  .2875

Number of Record Holders of Common Stock ..         8,076


REPORT OF INDEPENDENT AUDITORS


Board of Directors
Genuine Parts Company

     We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for post-retirement benefits other than pensions and income taxes.



/s/ Ernst & Young LLP

Atlanta, Georgia
February 5, 1996

CONSOLIDATED BALANCE SHEETS
GENUINE PARTS COMPANY AND SUBSIDIARIES


-------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
-------------------------------------------------------------------------------------------------------------------------
December 31                                                                                      1995           1994
=========================================================================================================================
ASSETS
-------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents .............................................................         $   44,254     $   82,410
Trade accounts receivable .............................................................            565,305        487,395
Merchandise inventories ...............................................................          1,127,456      1,004,580
Prepaid expenses and other current accounts ...........................................             26,946         21,396
-------------------------------------------------------------------------------------------------------------------------
                                                                   TOTAL CURRENT ASSETS          1,763,961      1,595,781
INVESTMENTS AND OTHER ASSETS (Notes 1 and 7) ..........................................            206,932        175,658
PROPERTY, PLANT AND EQUIPMENT
Land ..................................................................................             38,844         32,152
Buildings, less allowance for depreciation
  (1995-$63,507; 1994-$60,176) ........................................................            119,580        106,608
Machinery and equipment, less allowance for
  depreciation (1995-$146,290; 1994-$131,905) .........................................            144,815        119,272
-------------------------------------------------------------------------------------------------------------------------
                                                      NET PROPERTY, PLANT AND EQUIPMENT            303,239        258,032
-------------------------------------------------------------------------------------------------------------------------
                                                                                                $2,274,132     $2,029,471
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Trade accounts payable ................................................................         $  331,704     $  316,589
Revolving line of credit (Note 2) .....................................................             45,000             --
Current maturities on long-term debt ..................................................                590            933
Accrued compensation ..................................................................             33,802         37,790
Accrued expenses ......................................................................             24,220         20,368
Dividends payable .....................................................................             38,401         35,246
Income taxes payable ..................................................................              1,807         11,482
-------------------------------------------------------------------------------------------------------------------------
                                                              TOTAL CURRENT LIABILITIES            475,524        422,408
LONG-TERM DEBT, less current maturities (Note 2) ......................................             60,607         11,431
DEFERRED INCOME TAXES (Note 6) ........................................................             58,690         44,540
MINORITY INTERESTS IN SUBSIDIARIES ....................................................             28,429         24,927
SHAREHOLDERS' EQUITY (Notes 1, 3 and 5)
Preferred Stock, par value $1 a share-authorized
  10,000,000 shares; none issued
Common Stock, par value $1 a share-authorized
  450,000,000 shares; issued 121,913,040 shares
  in 1995; 122,627,303 shares in 1994 .................................................            121,913        122,627
Additional paid-in capital ............................................................                 --             --
Retained earnings .....................................................................          1,528,969      1,403,538
-------------------------------------------------------------------------------------------------------------------------
                                                             TOTAL SHAREHOLDERS' EQUITY          1,650,882      1,526,165
-------------------------------------------------------------------------------------------------------------------------
                                                                                                $2,274,132     $2,029,471
=========================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
Genuine Parts Company and Subsidiaries


--------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                         1995          1994           1993
================================================================================================================================
Net sales...........................................................................     $5,261,904    $4,858,415     $4,384,294
Cost of goods sold..................................................................      3,654,703     3,343,699      3,023,038
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          1,607,201     1,514,716      1,361,256
Selling, administrative and other expenses..........................................      1,096,407     1,039,848        935,427
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of changes
  in accounting principles..........................................................        510,794       474,868        425,829
Income taxes (Note 6)...............................................................        201,626       186,320        166,961
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles.................        309,168       288,548        258,868
Cumulative effect of changes in accounting principles, net of tax (Note 1)..........             --            --          1,055
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME..........................................................................       $309,168      $288,548       $257,813
================================================================================================================================
Net income per common share.........................................................          $2.52         $2.33          $2.08
================================================================================================================================
Average common shares outstanding during the year...................................        122,615       124,041        124,217
================================================================================================================================

See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Genuine Parts Company and Subsidiaries

---------------------------------------------------------------------------------------------------------------------
                                                 Common Stock            Additional                        Total
                                             ------------------------     Paid-In         Retained      Shareholders'
(dollars in thousands)                         Shares        Amount       Capital         Earnings         Equity
=====================================================================================================================
Balance at January 1, 1993..................  124,163,089    $124,163     $   --        $1,192,209        $1,316,372
    Net income..............................           --          --         --           257,813           257,813
    Cash dividends declared.................           --          --         --          (131,681)         (131,681)
    Stock options exercised.................      119,200         119      2,566                74             2,759
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993................  124,282,289     124,282      2,566         1,318,415         1,445,263
    Net income..............................           --          --         --           288,548           288,548
    Cash dividends declared.................           --          --         --          (142,602)         (142,602)
    Stock options exercised.................      192,613         193      4,175                --             4,368
    Purchase of stock.......................   (2,011,000)     (2,011)    (6,741)          (61,593)          (70,345)
    Stock issued for acquisitions...........      163,401         163         --               770               933
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994................  122,627,303     122,627         --         1,403,538         1,526,165
    Net income..............................           --          --         --           309,168           309,168
    Cash dividends declared.................           --          --         --          (154,411)         (154,411)
    Stock options exercised.................      149,827         150      3,955                --             4,105
    Purchase of stock.......................   (1,021,551)     (1,021)    (9,835)          (29,326)          (40,182)
    Stock issued for acquisitions...........      157,461         157      5,880                --             6,037
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995................  121,913,040    $121,913     $   --        $1,528,969        $1,650,882
=====================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Genuine Parts Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Year Ended December 31                                                                             1995          1994          1993
===================================================================================================================================
Operating Activities
  Net income ...........................................................................       $309,168      $288,548      $257,813
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization ...................................................         43,234        37,374        34,420
       Gain on sale of property, plant and equipment ...................................         (1,248)         (158)       (1,342)
       Provision for deferred taxes ....................................................         12,340         6,699         5,990
       Equity in income from investees .................................................         (8,298)       (7,224)       (4,452)
       Income applicable to minority interests .........................................          2,712         2,373         2,090
       Changes in operating assets and liabilities:
          Trade accounts receivable ....................................................        (77,910)      (58,484)      (25,759)
          Merchandise inventories ......................................................       (122,876)     (125,426)      (91,462)
          Prepaid expenses and other current accounts ..................................         (5,550)      (11,097)       (1,413)
          Trade accounts payable .......................................................         15,115        57,641        18,319
          Income taxes payable and other current liabilities ...........................         (8,000)        8,708         6,367
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (150,481)      (89,594)      (57,242)
-----------------------------------------------------------------------------------------------------------------------------------
                                              NET CASH PROVIDED BY OPERATING ACTIVITIES         158,687       198,954       200,571
Investing Activities
  Investment in Grupo Auto Todo ........................................................             --       (26,009)           --
  Purchase of property, plant and equipment ............................................        (90,769)      (66,002)      (57,513)
  Proceeds from sale of property, plant and equipment ..................................          4,836         2,885         4,831
  Purchase of short-term investments ...................................................             --            --       (64,599)
  Proceeds from sale and maturity of short-term investments ............................             --        64,599        12,010
  Other investing activities ...........................................................        (18,199)       (9,062)      (12,962)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  NET CASH USED IN INVESTING ACTIVITIES        (104,132)      (33,589)     (118,233)
Financing Activities
  Proceeds from revolving line of credit, net ..........................................         45,000            --            --
  Proceeds from long-term debt .........................................................         50,000            --            --
  Payments on long-term debt ...........................................................         (1,167)         (698)         (804)
  Stock options exercised ..............................................................          4,105         4,368         2,759
  Dividends paid .......................................................................       (151,257)     (140,289)     (129,846)
  Purchase of stock ....................................................................        (40,182)      (70,345)           --
  Contributions from minority interests ................................................            790           778           765
-----------------------------------------------------------------------------------------------------------------------------------
                                                  NET CASH USED IN FINANCING ACTIVITIES         (92,711)     (206,186)     (127,126)
-----------------------------------------------------------------------------------------------------------------------------------
                                              NET DECREASE IN CASH AND CASH EQUIVALENTS         (38,156)      (40,821)      (44,788)
                                         CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          82,410       123,231       168,019
-----------------------------------------------------------------------------------------------------------------------------------
                                               CASH AND CASH EQUIVALENTS AT END OF YEAR        $ 44,254      $ 82,410      $123,231
===================================================================================================================================
Supplemental disclosure of cash flow information
  Cash paid during the year for:
     Income taxes ......................................................................       $223,641      $178,307      $160,944
===================================================================================================================================
     Interest ..........................................................................       $  2,919      $  1,333      $  1,587
===================================================================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Genuine Parts Company and Subsidiaries
December 31, 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Genuine Parts Company and all of its subsidiaries (the "Company"). Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS: The Company has a 23% ownership interest in UAP Inc., a Canadian automotive parts distributor and a 49% interest in a partnership formed by the Company and UAP Inc.
     On October 1, 1994, the Company paid approximately $26 million to acquire a 49% interest in Grupo Auto Todo, a partnership formed by the Company and Auto Todo, a Mexican automotive parts distributor.
     These investments are accounted for by the equity method of accounting and represent less than five percent of consolidated amounts. Translation adjustments are not material.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all automotive parts, and certain industrial parts, and by the first-in, first-out
(FIFO) method for all other inventories. If the FIFO method had been used for all inventories, cost would have been $114,381,000 and $102,077,000 higher than reported at December 31, 1995 and December 31, 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is determined principally on a straight-line basis over the estimated useful life of each asset.

LONG-LIVED ASSETS: In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

STOCK OPTIONS: Proceeds from the sale of stock under options are credited to common stock at par value and the excess of the option price over par value is credited to additional paid-in capital.
     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

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

2. CREDIT FACILITIES
In June 1995, the Company obtained a $100,000,000 unsecured revolving line of credit with a bank which matures in May 1996 and bears interest at the bank's cost of funds rate plus .10% (5.98% as of December 31, 1995). At December 31, 1995, $45,000,000 was outstanding under this line.
     In December 1995, the Company converted $50,000,000 of amounts outstanding under the line of credit into an unsecured term note which matures in December 2000, and bears interest at a fixed rate of 5.98%. Other long-term debt of $10,607,000 and $11,431,000 at December 31, 1995 and 1994, respectively, consists of various industrial development bonds and other obligations which bear interest at varying rates and mature at varying dates through 2004.
     The Company believes that the fair value of these financial instruments approximates the carrying value.

3. SHAREHOLDERS' EQUITY
The Company has a Shareholder Protection Rights Agreement which includes the distribution of Rights to common shareholders. The Rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The Rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 30% or more of the common stock. The Company is entitled to redeem each Right for one cent.

4. LEASED PROPERTIES
The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995 (in thousands):

           1996 .......................                       $50,524
           1997 .......................                        36,932
           1998 .......................                        27,207
           1999 .......................                        19,483
           2000 .......................                        13,971
           Subsequent to 2000 .........                        27,789
           ----------------------------------------------------------
                                                             $175,906
           ==========================================================

      Rental expense for operating leases was $58,146,000 in 1995; $53,913,000 in 1994; $48,935,000 in 1993.

5. STOCK OPTIONS
In accordance with stock option plans approved by the shareholders, options are granted to key personnel for the purchase of the Company's common stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. Further information relating to the options is as follows:

                                                      Shares
                          Option Price    -------------------------------
                           Per Share      1995       1994       1993
      -------------------------------------------------------------------
      Outstanding at
        January 1 ....  $23.21 to $37.06  1,900,077  1,496,301  1,432,850
        Granted ......   34.38 to  39.56    500,500    693,000    235,700
        Exercised ....   23.21 to  37.06   (182,098)  (272,887)  (150,749)
        Cancelled ....   25.25 to  35.69     (6,191)   (16,337)   (21,500)
      -------------------------------------------------------------------
      Outstanding at
        December 31 ..   24.50 to  39.56  2,212,288  1,900,077  1,496,301
      ===================================================================
      Exercisable at
        December 31 ..   24.50 to  37.06  1,336,990    770,774  1,014,843
      ===================================================================
      Shares available
        for future grants                 2,199,884  2,694,193  3,520,856
      ===================================================================

     On March 31, 1994, the Company entered into restricted stock agreements with two officers which provide for the award of up to 100,000 and 50,000 shares, respectively, during the period 1994 through 1998 based on the Company achieving certain increases in earnings per share and stock price levels. The officers earned 8,000 and 4,000 shares, and 10,000 and 5,000 shares for the years ended December 31, 1995 and 1994, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on March 31, 2004.

6. INCOME TAXES
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities are as follows:

                                                          1995           1994
   --------------------------------------------------------------------------
                                                             (in thousands)
   Employee and retiree benefits                       $27,775        $17,301
   Property, plant and equipment                        19,966         17,231
   Merchandise inventories .....                         4,039          6,855
   Other .......................                         6,910          3,153
   --------------------------------------------------------------------------
                                                       $58,690        $44,540
   ==========================================================================

              The components of income tax expense are as follows:

                                           1995           1994           1993
   --------------------------------------------------------------------------
                                                 (in thousands)
   Federal:
     Current ...................       $155,895       $148,282       $132,298
     Deferred ..................         12,340          6,699          5,990
   State .......................         33,391         31,339         28,673
   --------------------------------------------------------------------------
                                       $201,626       $186,320       $166,961
   ==========================================================================

      The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

                                            1995      1994      1993
                                                (in thousands)
          ------------------------------------------------------------

          Statutory rate applied to
           pre-tax income ..............  $178,778  $166,204  $149,040
          Plus state income taxes,
           net of Federal tax benefit ..    21,704    20,370    18,637
          Other ........................     1,144      (254)     (716)
          ------------------------------------------------------------
                                          $201,626  $186,320  $166,961
          ============================================================

7. EMPLOYEE BENEFIT PLANS
The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future.
     The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at December 31:

                                                           1995          1994
-----------------------------------------------------------------------------------
                                                             (in thousands)
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
    including vested benefits of $244,256
    in 1995 and $201,029 in 1994..................... $(251,245)         $(205,808)
===================================================================================
Projected benefit obligation for service
  rendered to date ................................   $(394,974)         $(315,368)
Plan assets at fair value, primarily
  bonds and equity securities                           436,846            346,303
-----------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation ..............................      41,872             30,935
Unrecognized prior service cost....................     (23,657)           (26,520)
Unrecognized net loss from past
  experience different from that
  assumed and effects of changes
  in assumptions ..................................      62,835             51,926

Unrecognized net transition obligation ............       1,562              1,822
-----------------------------------------------------------------------------------
Net prepaid pension cost ..........................     $82,612            $58,163
===================================================================================

    Net pension cost (income) included the following components at December 31:

                                                   1995                    1994                    1993
-------------------------------------------------------------------------------------------------------
                                                                      (in thousands)
Service cost ..................                 $10,710                 $12,247                  $9,498
Interest cost .................                  26,032                  25,002                  23,192
Actual return on plan
   assets .....................                (90,127)                   3,578                (35,190)
Net amortization and
   deferral ...................                  51,622                (36,606)                   2,353
-------------------------------------------------------------------------------------------------------
Net periodic pension
   cost (income) ..............                $(1,763)                  $4,221                  $(147)
=======================================================================================================

    Assumptions used in the accounting for the defined benefit plan as of December 31 were:

                                                   1995                    1994                    1993
-------------------------------------------------------------------------------------------------------
Weighted-average
  discount rate ...............                   7.40%                   8.40%                   7.50%
Rate of increase in  future
  compensation levels .........                   5.00%                   5.00%                   5.75%
Expected long-term rate
  of return on assets .........                   9.50%                   9.50%                  10.00%

     The changes in the above assumptions resulted in a net $66,200,000 increase in the projected benefit obligation at December 31, 1995 and a $37,400,000 decrease at December 31, 1994.
     At December 31, 1995, the plan held 534,997 shares of common stock of the Company with a market value of $21,935,000.
     The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $3,556,000 in 1995, $3,364,000 in 1994, and $2,712,000 in 1993,
respectively.

8. INDUSTRY DATA
The industry data for the past five years presented in the Exhibit on page 27 is an integral part of these financial statements.
     The Company is primarily engaged in the distribution of merchandise, principally automotive and industrial replacement parts, and office supplies throughout the United States. In the automotive industry, the Company distributes replacement parts (other than body parts) for substantially all makes and models of domestically manufactured automobiles, most domestically manufactured trucks and buses, and most vehicles manufactured outside the United States. In addition, this segment of the business includes the rebuilding of some automotive parts and the distribution of replacement parts for certain types of farm equipment, motorcycles, motorboats and small engines.
     The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.
     The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.
     Intersegment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees and minority interests. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, cash equivalents and headquarters' facilities and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Genuine Parts Company and Subsidiaries
December 31, 1995

RESULTS OF OPERATIONS:
Net sales in 1995 increased for the 46th consecutive year to a record high of $5.3 billion. This was an increase of 8% over the prior year and compares with increases of 11% in 1994, and 9% in 1993. Sales for the Automotive Parts Group increased 4% in 1995 versus 8% in 1994, reflecting increased market share, aggressive advertising and redesigned stores, offset by the soft automotive aftermarket. Price increases for the Automotive Parts Group were less than 2% in 1995 and there were no price increases in 1994. Sales for the Industrial Parts Group increased 15% in 1995 versus 14% in 1994 reflecting geographic expansion and strong industrial production and factory utilization. Price increases for the Industrial Parts Group were slightly less than 5% in 1995 and approximately 3% in 1994. Sales for the Office Products Group increased 12% in 1995 compared with 14% in 1994 reflecting increased market share, continued geographic expansion, and improved service level. Price increases for the Office Products Group were approximately 2% in 1995 and less than 1% in 1994.
     Costs of goods sold was 69.5% of net sales in 1995 compared to 68.8% in 1994 and 69.0% in 1993. While selling, administrative and other expenses increased each year, the percentage to net sales remained approximately the same. The effective income tax rate was 39.5% in 1995 and 39.2% in 1994 and in 1993. Net income in 1995 increased 7% over 1994 net income. Net income in 1994 increased 12% over 1993.
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the projected future costs of providing postretirement benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when benefits are paid. The Company has applied the new rules using the cumulative effect method, resulting in a charge of $5,055,000 (net of income taxes of $3,095,000). Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect as of January 1, 1993, of adopting Statement 109 increased net income by $4,000,000. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method.
     Effective December 31, 1995, the Company changed the weighted average discount rate for the Pension Plan from 8.40% to 7.40%, resulting in a net $66,200,000 increase in the projected benefit obligation.

LIQUIDITY AND SOURCES OF CAPITAL:
The ratio of current assets to current liabilities was 3.7 at the close of 1995 with current assets amounting to 78% of total assets. Trade accounts receivable and inventories increased 16% and 12% respectively, while working capital increased 10%. The increase in working capital has been financed principally from the Company's cash flow generated by operations. At December 31, 1995, $45,000,000 was outstanding under an unsecured revolving line of credit with a bank. In December 1995 the Company converted $50,000,000 of amounts outstanding under the line of credit into an unsecured term note which matures in December 2000 and bears interest at a fixed rate of 5.98%. The amounts borrowed have principally been used to finance the Company's stock repurchase program. At the August 16, 1994 meeting, the Board of Directors approved a stock repurchase program which authorizes the Company to acquire up to 10 million shares of its Common Stock. To date, approximately 3 million shares have been repurchased. Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 1996. Capital expenditures during 1995 amounted to $91 million compared with $66 million in 1994 and $58 million in 1993. The increases reflect the Company's continuing geographic expansion as well as the upgrading of existing facilities. It is anticipated that capital expenditures in 1996 will be approximately the same as 1995.

QUARTERLY RESULTS OF OPERATIONS:
Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1995 and 1994 by approximately $20,093,000 ($.16 per share) and $18,353,000 ($.15 per share), respectively.
     The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994.

                                          Three Months Ended
----------------------------------------------------------------------------
                        March 31,      June 30,     Sept. 30,      Dec. 31,
----------------------------------------------------------------------------
1995                         (in thousands except per share data)
----------------
Net Sales ......      $1,281,230     $1,308,712     $1,362,481    $1,309,481
Gross Profit ...         382,554        390,956        408,495       425,196
Net Income .....          69,036         74,931         76,952        88,249
Net Income per
   Common Share              .56            .61            .63           .72

1994
----------------
Net Sales ......      $1,162,075     $1,219,801     $1,268,417    $1,208,122
Gross Profit ...         346,457        362,817        382,280       423,162
Net Income .....          62,891         71,011         72,924        81,722
Net Income per
   Common Share.             .51            .57            .59           .66

INDUSTRY DATA
Genuine Parts Company and Subsidiaries


(dollars in thousands)                           1995        1994        1993        1992        1991
=====================================================================================================
Net sales
 Automotive .............................  $2,804,086  $2,693,961  $2,485,267  $2,318,761  $2,188,698
 Industrial .............................   1,509,566   1,317,495   1,153,371   1,082,428   1,021,019
 Office products ........................     948,252     846,959     745,656     615,562     554,019
-----------------------------------------------------------------------------------------------------
   Total net sales ......................  $5,261,904  $4,858,415  $4,384,294  $4,016,751  $3,763,736
-----------------------------------------------------------------------------------------------------
Operating profit
 Automotive .............................    $307,726    $304,164    $282,791    $262,422    $260,818
 Industrial .............................     132,952     111,822      96,727      87,493      76,922
 Office products ........................      93,888      78,206      65,938      50,967      45,112
-----------------------------------------------------------------------------------------------------
   Total operating profit ...............     534,566     494,192     445,456     400,882     382,852
Interest expense ........................      (3,419)     (1,321)     (1,584)     (1,871)     (5,434)
Corporate expense .......................     (25,939)    (22,854)    (20,405)    (17,577)    (18,662)
Equity in income ........................       8,298       7,224       4,452       2,513       4,000
Minority interests ......................      (2,712)     (2,373)     (2,090)     (1,537)     (1,638)
-----------------------------------------------------------------------------------------------------
   Income before income taxes ...........    $510,794    $474,868    $425,829    $382,410    $361,118
-----------------------------------------------------------------------------------------------------
Identifiable assets
 Automotive .............................  $1,320,910  $1,223,416  $1,152,148  $1,040,191    $926,617
 Industrial .............................     482,067     404,647     370,633     354,547     338,054
 Office products ........................     360,456     308,817     283,479     228,802     201,036
 Corporate ..............................      18,631       5,950       6,731      27,333      57,197
 Equity investments .....................      92,068      86,641      57,765      56,430      54,612
-----------------------------------------------------------------------------------------------------
   Total assets .........................  $2,274,132  $2,029,471  $1,870,756  $1,707,303  $1,577,516
-----------------------------------------------------------------------------------------------------
Depreciation and amortization
 Automotive .............................     $30,239     $26,588     $24,056     $21,905     $20,301
 Industrial .............................       5,049       4,640       5,410       5,286       5,732
 Office products ........................       6,814       5,257       4,246       3,752       3,794
 Corporate ..............................       1,132         889         708         744         768
-----------------------------------------------------------------------------------------------------
   Total depreciation and amortization ..     $43,234     $37,374     $34,420     $31,687     $30,595
-----------------------------------------------------------------------------------------------------
Capital expenditures
 Automotive .............................     $67,643     $45,921     $39,502     $24,272     $22,381
 Industrial .............................      12,132       4,164       2,779       2,553       2,479
 Office products ........................      10,587      13,547      12,378       3,395       3,055
 Corporate ..............................         407       2,370       2,854       1,365         358
-----------------------------------------------------------------------------------------------------
   Total capital expenditures ...........     $90,769     $66,002     $57,513     $31,585     $28,273
-----------------------------------------------------------------------------------------------------