Form 10-K405, Exhibit 13
period 1996-12-31
GENUINE PARTS CO
filed 1997-03-10
CIK 40987

                                                                     EXHIBIT 13


GENUINE PARTS COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA



Year Ended December 31                                        1996           1995           1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  (in thousands except per share data)

Net sales ...........................................      $5,720,474     $5,261,904     $4,858,415     $4,384,294     $4,016,751

Cost of goods sold ..................................       4,002,971      3,654,703      3,343,699      3,023,038      2,781,731

Selling, administrative and other expenses ..........       1,172,270      1,096,407      1,039,848        935,427        852,610

Income before income taxes ..........................         545,233        510,794        474,868        425,829        382,410

Income taxes ........................................         215,157        201,626        186,320        166,961        145,440

Net income* .........................................      $  330,076     $  309,168     $  288,548     $  257,813     $  236,970

Average common shares outstanding during year .......         121,045        122,615        124,041        124,217        124,085

Per common share:
        Net income* .................................      $     2.73     $     2.52     $     2.33     $     2.08     $     1.91
        Dividends declared ..........................            1.34           1.26           1.15           1.06           1.00
        December 31 closing stock price .............           44.50          41.00          36.00          37.63          34.00
Long-term debt, less current maturities .............         110,241         60,607         11,431         12,265         13,043
Shareholders' equity ................................       1,732,054      1,650,882      1,526,165      1,445,263      1,316,372
Total assets ........................................      $2,521,631     $2,274,132     $2,029,471     $1,870,756     $1,707,303
--------------------------------------------------------------------------------------------------------------------------------

*Net of cumulative effect of changes in accounting principles of $1,055 in 1993.



SELECTED RATIO ANALYSIS

 Year Ended December 31                                          1996           1995           1994           1993          1992
---------------------------------------------------------------------------------------------------------------------------------
(In % of net sales)
  Cost of goods sold ................................           69.98%         69.46%         68.82%         68.95%         69.25%
  Selling, administrative and other expenses ........           20.49          20.84          21.40          21.34          21.23
  Income before income taxes ........................            9.53           9.71           9.77           9.71           9.52
  Net income ........................................            5.77           5.88           5.94           5.88           5.90
Rate earned on shareholders' equity at the beginning
 of each year .......................................           19.99%         20.26%         19.97%         19.59%         19.56%
---------------------------------------------------------------------------------------------------------------------------------



MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends Declared per Share of Common Shares Traded on the New York Stock Exchange.


                                Sales Price of Common Shares
Quarter                         1996                 1995
-----------------------------------------------------------------
                           High        Low       High      Low
-----------------------------------------------------------------
First ..............     $ 46.50    $ 40.00   $ 40.00   $ 35.50
Second .............       46.88      42.63     40.38     37.50
Third ..............       46.38      41.50     40.88     36.25
Fourth .............       47.50      43.38     42.00     38.88


                                 Dividends Declared per Share
                                 1996              1995
-----------------------------------------------------------------
First ..............    $    .335            $    .315
Second .............         .335                 .315
Third ..............         .335                 .315
Fourth .............         .335                 .315

Number of Record Holders of Common Stock - 7,788

GENUINE PARTS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 1996

RESULTS OF OPERATIONS:

Net sales in 1996 increased for the 47th consecutive year to a record high of $5.7 billion. This was an increase of 9% over the prior year and compares with increases of 8% in 1995, and 11% in 1994. Sales for the Automotive Parts Group increased 7% in 1996 versus 4% in 1995, reflecting results from improving the appearance and location of Company-owned stores, increased market share, new marketing programs and sales efforts. Price increases for the Automotive Parts Group were 1.3% in 1996 and less than 2% in 1995. Sales for the Industrial Parts Group increased 11% in 1996 versus 15% in 1995 reflecting geographic growth through acquisitions and opening new branches and favorable fundamentals in industrial production. Price increases for the Industrial Parts Group were 2.5% in 1996 and slightly less than 5% in 1995. Sales for the Office Products Group increased 9% in 1996 compared with 12% in 1995 reflecting an increased customer base, expanded product offerings, new marketing programs and outstanding service levels. Price increases for the Office Products Group were less than 1% in 1996 and approximately 2% in 1995.

Costs of goods sold was 70% of net sales in 1996 compared to 69.5% in 1995 and 68.8% in 1994. While selling, administrative and other expenses increased each year, the percentage to net sales remained approximately the same. The effective income tax rate was 39.5% in 1996 and in 1995 and 39.2% in 1994. Net income in 1996 increased 7% over 1995 net income and net income in 1995 increased 7% over 1994.

Effective December 31, 1996, the Company changed the rate of increase in future compensation levels and the expected long-term rate of return on assets for the Pension Plan from 5% to 4.4% and 9.5% to 9.75%. The changes in the assumptions for 1996 had no significant effect on the projected benefit obligation at December 31, 1996.

Effective December 31, 1995, the Company changed the weighted average discount rate for the Pension Plan from 8.40% to 7.40%, resulting in a net $66,200,000 increase in the projected benefit obligation.

LIQUIDITY AND SOURCES OF CAPITAL:

The ratio of current assets to current liabilities was 3.41 to 1 at the close of 1996 with current assets amounting to 77% of total assets. Trade accounts receivable and inventories increased 10% and 9% respectively, while working capital increased 6%. The increase in working capital has been financed principally from the Company's cash flow generated by operations.

At December 31, 1996, $47,000,000 was outstanding under an unsecured revolving line of credit with a bank compared to $45,000,000 outstanding at December 31, 1995. In December 1995 the Company converted $50,000,000 of amounts outstanding under the line of credit into an unsecured term note which matures in December 2000 and bears interest at a fixed rate of 5.98%. In December 1996, the Company signed a $50,000,000 unsecured term note which matures in December 2001 and bears interest at a floating rate of LIBOR plus .25% (5.92% at December 31, 1996).

                              EARNINGS PER SHARE
                                 (In Dollars)
                              1987           $1.25
                              1988            1.57
                              1989            1.71
                              1990            1.79
                              1991            1.81
                              1992            1.91
                              1993            2.08
                              1994            2.33
                              1995            2.52
                              1996            2.73

                              DIVIDENDS PER SHARE
                                  (In Dollars)
                              1987           $0.61
                              1988            0.69
                              1989            0.80
                              1990            0.92
                              1991            0.97
                              1992            1.00
                              1993            1.06
                              1994            1.15
                              1995            1.26
                              1996            1.34

GENUINE PARTS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



At the August 16, 1994 meeting, the Board of Directors approved a stock repurchase program which authorizes the Company to reacquire up to 10 million shares of its Common Stock. To date, approximately 5.2 million shares have been repurchased. Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 1997. Capital expenditures during 1996 amounted to $95 million compared with $91 million in 1995 and $66 million in 1994. The increases reflect the Company's continuing geographic expansion as well as the upgrading of existing facilities. It is anticipated that capital expenditures in 1997 will be approximately the same as 1996.

On February 17, 1997, the Board of Directors approved a three-for-two stock split, to be effected in the form of a 50% stock dividend, payable to shareholders of record on March 14, 1997. In connection with the stock dividend $60,016,145 was transferred to common stock from retained earnings in the December 31, 1996 balance sheet. Pro forma earnings per share, giving retroactive effect to the stock split, were $1.82, $1.68 and $1.55 for 1996, 1995 and 1994, respectively.

QUARTERLY RESULTS OF OPERATIONS:

Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1996 and 1995 by approximately $22,782,000 ($.19 per share) and $20,093,000 ($.16 per share), respectively.

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995.

                                                                      Three Months Ended
---------------------------------------------------------------------------------------------------------
                                                  March 31,      June 30,        Sept. 30,      Dec. 31,
---------------------------------------------------------------------------------------------------------
1996                                                          (in thousands except per share data)
----
Net Sales ...................................    $1,399,922      $1,444,873    $1,474,836     $1,400,843
Gross Profit ................................       409,620         423,941       435,272        448,670
Net Income ..................................        73,874          80,813        81,552         93,837
Net Income per
  Common Share ..............................           .61             .67           .68            .78

1995
----
Net Sales ...................................    $1,281,230      $1,308,712    $1,362,481     $1,309,481
Gross Profit ................................       382,554         390,956       408,495        425,196
Net Income ..................................        69,036          74,931        76,952         88,249
Net Income per
         Common Share .......................           .56             .61           .63            .72




   BOOK VALUE PER SHARE
       (In Dollars)
  1987          $ 6.56
  1988            7.44
  1989            8.36
  1990            9.02
  1991            9.85
  1992           10.60
  1993           11.63
  1994           12.45
  1995           13.54
  1996           14.43

 MARKET VALUE PER SHARE
      (In Dollars)
  1987          $23.41
  1988           23.67
  1989           28.00
  1990           25.33
  1991           32.50
  1992           34.00
  1993           37.63
  1994           36.00
  1995           41.00
  1996           44.50

GENUINE PARTS COMPANY AND SUBSIDIARIES

INDUSTRY DATA

(dollars in thousands)                         1996         1995            1994           1993           1992
------------------------------------------------------------------------------------------------------------------
Net sales
  Automotive ..........................   $ 3,008,105    $ 2,804,086    $ 2,693,961    $ 2,485,267    $ 2,318,761
  Industrial ..........................     1,677,859      1,509,566      1,317,495      1,153,371      1,082,428
  Office products .....................     1,034,510        948,252        846,959        745,656        615,562
------------------------------------------------------------------------------------------------------------------
    Total net sales ...................   $ 5,720,474    $ 5,261,904    $ 4,858,415    $ 4,384,294    $ 4,016,751
------------------------------------------------------------------------------------------------------------------
Operating profit
  Automotive ..........................   $   321,852    $   307,726    $   304,164    $   282,791    $   262,422
  Industrial ..........................       150,815        132,952        111,822         96,727         87,493
  Office products .....................       103,309         93,888         78,206         65,938         50,967
------------------------------------------------------------------------------------------------------------------
    Total operating profit ............       575,976        534,566        494,192        445,456        400,882
Interest expense ......................        (8,498)        (3,419)        (1,321)        (1,584)        (1,871)
Corporate expense .....................       (29,057)       (25,939)       (22,854)       (20,405)       (17,577)
Equity in income ......................         9,398          8,298          7,224          4,452          2,513
Minority interests ....................        (2,586)        (2,712)        (2,373)        (2,090)        (1,537)
------------------------------------------------------------------------------------------------------------------
    Income before income taxes ........   $   545,233    $   510,794    $   474,868    $   425,829    $   382,410
------------------------------------------------------------------------------------------------------------------
Identifiable assets
  Automotive ..........................   $ 1,495,106    $ 1,320,910    $ 1,223,416    $ 1,152,148    $ 1,040,191
  Industrial ..........................       527,253        482,067        404,647        370,633        354,547
  Office products .....................       379,394        360,456        308,817        283,479        228,802
  Corporate ...........................        20,394         18,631          5,950          6,731         27,333
  Equity investments ..................        99,484         92,068         86,641         57,765         56,430
------------------------------------------------------------------------------------------------------------------
    Total assets ......................   $ 2,521,631    $ 2,274,132    $ 2,029,471    $ 1,870,756    $ 1,707,303
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
  Automotive ..........................   $    35,360    $    30,239    $    26,588    $    24,056    $    21,905
  Industrial ..........................         6,179          5,049          4,640          5,410          5,286
  Office products .....................         7,571          6,814          5,257          4,246          3,752
  Corporate ...........................         1,335          1,132            889            708            744
------------------------------------------------------------------------------------------------------------------
    Total depreciation and amortization   $    50,445    $    43,234    $    37,374    $    34,420    $    31,687
------------------------------------------------------------------------------------------------------------------
Capital expenditures
  Automotive ..........................   $    80,682    $    67,643    $    45,921    $    39,502    $    24,272
  Industrial ..........................         7,330         12,132          4,164          2,779          2,553
  Office products .....................         5,652         10,587         13,547         12,378          3,395
  Corporate ...........................         1,494            407          2,370          2,854          1,365
------------------------------------------------------------------------------------------------------------------
    Total capital expenditures ........   $    95,158    $    90,769    $    66,002    $    57,513    $    31,585
------------------------------------------------------------------------------------------------------------------

          TOTAL ASSETS
    (In Millions of Dollars)
      1992          $1,707
      1993           1,871
      1994           2,029
      1995           2,274
      1996           2,522

      CAPITAL EXPENDITURES
    (In Millions of Dollars)
      1992          $   32
      1993              58
      1994              66
      1995              91
      1996              95

GENUINE PARTS COMPANY AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
---------------------

Atlanta, Georgia
February 5, 1997, except as to Note 9, as to which the date is February 17, 1997

                    GENUINE PARTS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS






(dollars in thousands)
-------------------------------------------------------------------------------------------------------------------------
December 31                                                                                  1996                1995
-------------------------------------------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents ......................................................         $     67,373       $     44,254
Trade accounts receivable ......................................................              622,836            565,305
Merchandise inventories ........................................................            1,233,820          1,127,456
Prepaid expenses and other current accounts ....................................               13,613             26,946
-------------------------------------------------------------------------------------------------------------------------
                                                            TOTAL CURRENT ASSETS            1,937,642          1,763,961
INVESTMENTS AND OTHER ASSETS (Notes 1 and 7) ...................................              237,994            206,932
PROPERTY, PLANT AND EQUIPMENT:
Land ...........................................................................               44,662             38,844
Buildings, less allowance for depreciation
   (1996-$69,273; 1995-$63,507) ................................................              130,089            119,580
Machinery and equipment, less allowance for
   depreciation (1996-$165,518; 1995-$146,290) .................................              171,244            144,815
-------------------------------------------------------------------------------------------------------------------------
                                               NET PROPERTY, PLANT AND EQUIPMENT              345,995            303,239
-------------------------------------------------------------------------------------------------------------------------
                                                                                         $  2,521,631       $  2,274,132
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable .........................................................         $    401,842       $    331,704
Revolving line of credit (Note 2) ..............................................               47,000             45,000
Accrued compensation ...........................................................               41,325             33,802
Accrued expenses ...............................................................               22,189             24,810
Dividends payable ..............................................................               40,258             38,401
Income taxes payable ...........................................................               15,765              1,807
-------------------------------------------------------------------------------------------------------------------------
                                                       TOTAL CURRENT LIABILITIES              568,379            475,524

LONG-TERM DEBT (NOTE 2) ........................................................              110,241             60,607
DEFERRED INCOME TAXES (NOTE 6) .................................................               75,388             58,690
MINORITY INTERESTS IN SUBSIDIARIES .............................................               35,569             28,429
SHAREHOLDERS' EQUITY (Notes 1, 3, 5 and 9):
Preferred Stock, par value $1 a share-authorized
   10,000,000 shares; none issued
Common Stock, par value $1 a share-authorized
   450,000,000 shares; issued 180,048,435 shares
   in 1996; 121,913,040 shares in 1995 .........................................              180,048            121,913
Additional paid-in capital .....................................................                 --                 --
Retained earnings ..............................................................            1,552,006          1,528,969
-------------------------------------------------------------------------------------------------------------------------
                                                      TOTAL SHAREHOLDERS' EQUITY            1,732,054          1,650,882
-------------------------------------------------------------------------------------------------------------------------
                                                                                         $  2,521,631       $  2,274,132
=========================================================================================================================


See accompanying notes.

Genuine Parts Company and Subsidiaries

Consolidated Statements of Income



(dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                              1996          1995           1994
------------------------------------------------------------------------------------------------------------------------
Net sales ...................................................................    $5,720,474     $5,261,904    $4,858,415
Cost of goods sold ..........................................................     4,002,971      3,654,703     3,343,699
------------------------------------------------------------------------------------------------------------------------
                                                                                  1,717,503      1,607,201     1,514,716
Selling, administrative and other expenses ..................................     1,172,270      1,096,407     1,039,848
------------------------------------------------------------------------------------------------------------------------
Income before income taxes ..................................................       545,233        510,794       474,868
Income taxes (Note 6) .......................................................       215,157        201,626       186,320
------------------------------------------------------------------------------------------------------------------------
NET INCOME ..................................................................    $  330,076     $  309,168    $  288,548
========================================================================================================================
Net income per common share (before giving effect to the three-for-two
    stock split declared on February 17, 1997-- see Note 9) .................    $     2.73     $     2.52    $     2.33
========================================================================================================================
Average common shares outstanding during the year (Note 9) ..................       121,045        122,615       124,041
========================================================================================================================



See accompanying notes.

GENUINE PARTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY






                                                      Common Stock           Additional                  Total
                                                   --------------------        Paid-In     Retained    Shareholders'
(dollars in thousands)                             Shares        Amount        Capital     Earnings      Equity
-------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994 ..................    124,282,289    $ 124,282    $ 2,566    $ 1,318,415    $ 1,445,263
  Net income ................................           --           --         --          288,548        288,548
  Cash dividends declared ...................           --           --         --         (142,602)      (142,602)
  Stock options exercised ...................        192,613          193      4,175           --            4,368
  Purchase of stock .........................     (2,011,000)      (2,011)    (6,741)       (61,593)       (70,345)
  Other .....................................        163,401          163       --              770            933
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 ................    122,627,303      122,627       --        1,403,538      1,526,165
  Net income ................................           --           --         --          309,168        309,168
  Cash dividends declared ...................           --           --         --         (154,411)      (154,411)
  Stock options exercised ...................        149,827          150      3,955           --            4,105
  Purchase of stock .........................     (1,021,551)      (1,021)    (9,835)       (29,326)       (40,182)
  Other .....................................        157,461          157      5,880           --            6,037
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ................    121,913,040      121,913       --        1,528,969      1,650,882
 Net income .................................           --           --         --          330,076        330,076
 Cash dividends declared ....................           --           --         --         (162,070)      (162,070)
 Stock options exercised ....................        293,795          294      7,587           --            7,881
 Purchase of stock ..........................     (2,174,545)      (2,175)    (7,587)       (84,953)       (94,715)
 Three-for-two stock split (Note 9) .........     60,016,145       60,016       --          (60,016)          --
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996 ................    180,048,435    $ 180,048    $  --      $ 1,552,006    $ 1,732,054
===================================================================================================================


See accompanying notes.

GENUINE PARTS COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS


(dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------
Year Ended December 31                                                                  1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income ...................................................................      $ 330,076    $ 309,168     $ 288,548
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization ...........................................         50,445       43,234        37,374
       Gain on sale of property, plant and equipment ...........................           (786)      (1,248)         (158)
       Provision for deferred taxes ............................................         13,930       12,340         6,699
       Equity in income from investees .........................................         (9,398)      (8,298)       (7,224)
       Income applicable to minority interests .................................          2,586        2,712         2,373
       Changes in operating assets and liabilities:
         Trade accounts receivable .............................................        (57,531)     (77,910)      (58,484)
         Merchandise inventories ...............................................       (106,364)    (122,876)     (125,426)
         Prepaid expenses and other current accounts ...........................         13,333       (5,550)      (11,097)
         Trade accounts payable ................................................         70,138       15,115        57,641
         Income taxes payable and other current liabilities ....................         21,586       (8,000)        8,708
---------------------------------------------------------------------------------------------------------------------------
                                                                                         (2,061)    (150,481)      (89,594)
---------------------------------------------------------------------------------------------------------------------------
                                       NET CASH PROVIDED BY OPERATING ACTIVITIES        328,015      158,687       198,954
Investing Activities
  Investment in Grupo Auto Todo ................................................           --           --         (26,009)
  Purchase of property, plant and equipment ....................................        (95,158)     (90,769)      (66,002)
  Proceeds from sale of property, plant and equipment ..........................          4,385        4,836         2,885
  Proceeds from sale and maturity of short-term investments ....................           --           --          64,599
  Other investing activities ...................................................        (23,306)     (18,199)       (9,062)
---------------------------------------------------------------------------------------------------------------------------
                                           NET CASH USED IN INVESTING ACTIVITIES       (114,079)    (104,132)      (33,589)

Financing Activities
 Proceeds from revolving line of credit, net ...................................          2,000       45,000          --
 Proceeds from long-term debt ..................................................         50,000       50,000          --
 Payments on long-term debt ....................................................           (324)      (1,167)         (698)
 Stock options exercised .......................................................          7,881        4,105         4,368
 Dividends paid ................................................................       (160,214)    (151,257)     (140,289)
 Purchase of stock .............................................................        (94,715)     (40,182)      (70,345)
 Contributions from minority interests .........................................          4,555          790           778
---------------------------------------------------------------------------------------------------------------------------
                                           NET CASH USED IN FINANCING ACTIVITIES       (190,817)     (92,711)     (206,186)
---------------------------------------------------------------------------------------------------------------------------
                            NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         23,119      (38,156)      (40,821)
---------------------------------------------------------------------------------------------------------------------------
                                  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         44,254       82,410       123,231
---------------------------------------------------------------------------------------------------------------------------
                                        CASH AND CASH EQUIVALENTS AT END OF YEAR      $  67,373    $  44,254     $  82,410
===========================================================================================================================
Supplemental disclosure of cash flow information
 Cash paid during the year for:
  Income taxes .................................................................      $ 187,809    $ 223,641     $ 178,307
===========================================================================================================================
  Interest .....................................................................      $   8,405    $   2,919     $   1,333
===========================================================================================================================



See accompanying notes.

GENUINE PARTS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Genuine Parts Company and all of its subsidiaries (the "Company"). Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

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

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all automotive parts, and certain industrial parts, and by the first-in, first-out (FIFO) method for all other inventories. If the FIFO method had been used for all inventories, cost would have been $124,566,000 and $114,381,000 higher than reported at December 31, 1996 and December 31, 1995, respectively.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is determined principally on a straight-line basis over the estimated useful life of each asset.

Long-Lived Assets

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996. The adoption had no effect on the financial statements.

Net Income Per Common Share

Net income per common share is based on the weighted average number of shares of common stock outstanding during each year. Options outstanding under the Company's stock option plan would not materially dilute net income per share and, therefore, have not been included in the computation.

2. CREDIT FACILITIES

In June 1995 the Company obtained a $100,000,000 unsecured revolving line of credit with a bank which matured in May 1996. The note was renewed in May 1996 and matures in May 1997, bearing interest at the bank's cost of funds rate plus
 .10% (5.48% as of December 31, 1996). At December 31, 1996 and 1995,
respectively, $47,000,000 and $45,000,000 was outstanding under this line.

In December 1995 the Company converted $50,000,000 of amounts outstanding under the line of credit into an unsecured term note which matures in December 2000 and bears interest at a fixed rate of 5.98%. In December 1996 the Company signed a $50,000,000 unsecured term note which matures in December 2001 and bears interest at a floating rate of LIBOR plus .25% (5.92% as of December 31, 1996). Other long-term debt of $10,241,000 and $10,607,000 at December 31, 1996 and 1995, respectively, consists of various industrial development bonds and other obligations which bear interest at varying rates and mature at varying dates through 2004. The current portion of this long-term debt is included in accrued expenses.

The Company believes that the fair value of these financial instruments approximates the carrying value.

GENUINE PARTS COMPANY AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

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

4. LEASED PROPERTIES

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1996 (in thousands):

1997........................ $   49,187
1998........................     37,698
1999........................     26,019
2000........................     18,308
2001........................     11,697
Subsequent to 2001..........     24,501
---------------------------------------
                             $  167,410
=======================================


Rental expense for operating leases was $61,259,000 in 1996; $58,146,000 in 1995; $53,913,000 in 1994.

5. STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


Under the Genuine Parts Company 1988 Stock Option Plan and the Genuine Parts Company 1992 Stock Option and Incentive Plan, the Company has authorized the grant of options of up to 750,000 and 6,750,000 shares of common stock, respectively, after giving effect to the three-for-two stock split disclosed in
Note 9. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.2% and 6.3%; a dividend yield of 3%; volatility factors of the expected market price of the Company's common stock of .13 and .12; and a weighted-average expected life of the option of 8 years and 7.3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information, after giving effect to the three-for-two stock split disclosed in
Note 9):


                                                1996                 1995
------------------------------------------------------------------------------
Pro forma net income ................       $     329,387       $     306,908
Pro forma earnings per share ........       $        1.81       $        1.67

A summary of the Company's stock option activity, and related information for the years ended December 31 follows, after giving effect to the three-for-two stock split disclosed in Note 9:

                                                       1996                  1995                    1994
--------------------------------------------------------------------------------------------------------------------
                                                                Weighted            Weighted               Weighted
                                                                Average             Average                Average
                                                       Shares   Exercise   Shares   Exercise     Shares    Exercise
                                                      (000's)   Price     (000's)    Price      (000's)     Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year .................     3,318    $   23     2,850     $   21      2,244     $   20
Granted ..........................................        18        31       750         27      1,040         23
Exercised ........................................      (555)       19      (273)        18       (410)        18
Forfeited ........................................       (38)       21        (9)        23        (24)        20
                                                       -----               -----                 -----
Outstanding at end of year .......................     2,743    $   23     3,318     $   23      2,850     $   21
                                                       =====               =====                 =====
Exercisable at end of year .......................     2,106    $   23     2,006     $   21      1,157        --
                                                       =====               =====                 =====
Weighted-average fair value of options
 granted during the year .........................    $ 6.31              $ 6.37                  --
                                                       =====               =====                 =====
Shares available for future grants ...............     3,324               3,300                 4,041
                                                       =====               =====                 =====




Exercise prices for options exercised during 1996 ranged from approximately $17 to $31. Exercise prices for options outstanding as of December 31, 1996 ranged from approximately $18 to $27. The weighted-average remaining contractual life of those options is 7 years.

On March 31, 1994, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1994 through 1998 based on the Company achieving certain increases in earnings per share and stock price levels, after giving effect to the three-for-two stock split disclosed in Note 9. The officers earned 40,500 and 18,000 shares for the years ended December 31, 1996 and 1995, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on March 31, 2004.

6. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities are as follows:

                                           1996           1995
-------------------------------------------------------------------------------
         (in thousands)
Employee and retiree benefits .....    $  40,885      $  27,775
Property, plant and equipment .....       24,052         19,966
Merchandise inventories ...........        1,730          4,039
Other .............................        8,721          6,910
-------------------------------------------------------------------------------
                                       $  75,388      $  58,690
===============================================================================

The components of income tax expense are as follows:

                                    1996         1995          1994
---------------------------------------------------------------------
                                             (in thousands)
Federal:
  Current ....................    $164,585     $155,895      $148,282
  Deferred ...................      13,930       12,340         6,699
State ........................      36,642       33,391        31,339
---------------------------------------------------------------------
                                  $215,157     $201,626      $186,320
=====================================================================


The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

                                   1996         1995          1994
---------------------------------------------------------------------
                                        (in thousands)
Statutory rate applied
  to pre-tax income ..........    $190,831     $178,778      $166,204
Plus state income taxes,
  net of Federal tax
  benefit ....................      23,818       21,704        20,370
Other ........................         508        1,144          (254)
---------------------------------------------------------------------
                                  $215,157     $201,626      $186,320
=====================================================================

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

Genuine Parts Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued


The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at December 31:


                                                         1996            1995
-------------------------------------------------------------------------------
                                                            (in thousands)
Actuarial present value of
 benefit obligations:
 Accumulated benefit obligation,
   including vested benefits of
   $266,263 in 1996 and
   $244,256 in 1995 .........................         $(274,607)    $(251,245)
===============================================================================
Projected benefit obligation for
 service rendered to date ...................          (413,657)     (394,974)
Plan assets at fair value, primarily
 bonds and equity securities ................           487,753       436,846
-------------------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation .........................            74,096        41,872
Unrecognized prior service cost .............           (20,794)      (23,657)
Unrecognized net loss from past
 experience different from that
 assumed and effects of changes
 in assumptions .............................            49,347        62,835
Unrecognized net transition
 obligation .................................             1,302         1,562
-------------------------------------------------------------------------------
Net prepaid pension cost ....................         $ 103,951     $  82,612
===============================================================================


Net pension cost (income) included the following components at December 31:

                                                        1996          1995         1994
-----------------------------------------------------------------------------------------
                                                                 (in thousands)
Service cost ...........................              $ 13,723     $ 10,710      $ 12,247
Interest cost ..........................                28,431       26,032        25,002
Actual return on plan
 assets ................................               (55,058)     (90,127)        3,578
Net amortization and
 deferral ..............................                12,202       51,622       (36,606)
-----------------------------------------------------------------------------------------
Net periodic pension
  (income) cost ........................              $   (702)    $ (1,763)     $  4,221
=========================================================================================


Assumptions used in the accounting for the defined benefit plan as of December 31 were:


                                      1996         1995           1994
----------------------------------------------------------------------
Weighted-average
 discount rate ...............        7.40%        7.40%         8.40%
Rate of increase in future
 compensation levels .........        4.40%        5.00%         5.00%
Expected long-term rate
 of return on assets .........        9.75%        9.50%         9.50%

The changes in the above assumptions had no significant effect on the projected benefit obligation at December 31, 1996. The 1995 change resulted in a net increase in the projected benefit obligation of $66,200,000 at December 31, 1995.


At December 31, 1996, the plan held 547,074 shares of common stock of the Company with a market value of $24,344,778.

The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $3,743,000 in 1996, $3,556,000 in 1995 and $3,364,000 in 1994, respectively.

8. INDUSTRY DATA

The industry data for the past five years presented on page 21 is an integral part of these financial statements.


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

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.Intersegment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees and minority interests. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, cash equivalents and headquarters' facilities and equipment.

9. STOCK SPLIT

On February 17, 1997, the Board of Directors approved a three-for-two stock split, to be effected in the form of a 50% stock dividend, payable to shareholders of record on March 14, 1997. In connection with the stock dividend $60,016,145 was transferred to common stock from retained earnings in the December 31, 1996 balance sheet. Pro forma earnings per share, giving retroactive effect to the stock split, were $1.82, $1.68 and $1.55 for 1996, 1995 and 1994, respectively.