Form 10-K405, Exhibit 13
period 1997-12-31
GENUINE PARTS CO
filed 1998-03-10
CIK 40987

                                                                      EXHIBIT 13

Selected Financial Data
Genuine Parts Company and Subsidiaries

                                                                           YEAR ENDED DECEMBER 31
                                               -------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA                  1997           1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------
Net sales.......................................  $6,005,245     $5,720,474     $5,261,904     $4,858,415     $4,384,294
cost of goods sold..............................   4,178,642      4,002,971      3,654,703      3,343,699      3,023,038
Selling, administrative and other expenses......   1,261,003      1,172,270      1,096,407      1,039,848        935,427
Income before income taxes......................     565,600        545,233        510,794        474,868        425,829
Income taxes....................................     223,203        215,157        201,626        186,320        166,961
Net income**....................................  $  342,397     $  330,076     $  309,168     $  288,548     $  257,813
Average common shares outstanding during year*..     179,592        181,567        183,923        186,062        186,326
Per common share:*
     Basic net income**.........................  $     1.91     $     1.82     $     1.68     $     1.55     $     1.38
     Diluted net income**.......................        1.90           1.81           1.68           1.55           1.38
     Dividends declared.........................         .96            .89            .84            .77            .71
     December 31 closing stock price............       33.94          29.67          27.33          24.00          25.09
Long-term debt, less current maturities.........     209,490        110,241         60,607         11,431         12,265
Shareholders' equity............................   1,859,468      1,732,054      1,650,882      1,526,165      1,445,263
Total assets....................................  $2,754,363     $2,521,631     $2,274,132     $2,029,471     $1,870,756
                                                  ----------------------------------------------------------------------

 *Adjusted to reflect the three-for-two-stock split in 1997.
**Net of cumulative effect of changes in accounting principles of $1,055 in 1993.

Selected Ratio Analysis


                                                                           YEAR ENDED DECEMBER 31
                                               ----------------------------------------------------------------------
IN % OF NET SALES                                    1997           1996           1995           1994           1993
---------------------------------------------------------------------------------------------------------------------
     Cost of goods sold.........................  69.58%         69.98%         69.46%         68.82%         68.95%
     Selling, administrative and other expenses.  21.00          20.49          20.84          21.40          21.34
     Income before income taxes.................   9.42           9.53           9.71           9.77           9.71
     Net income.................................   5.70           5.77           5.88           5.94           5.88
Rate earned on shareholders' equity at the
     beginning of each year.....................  19.77%         19.99%         20.26%         19.97%         19.59%
                                                --------------------------------------------------------------------


Market and Dividend Information

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange.
Adjusted to reflect the three-for-two stock split in 1997.

                                                             SALES PRICE OF COMMON SHARES
                                               ----------------------------------------------------
                                                         1997                          1996
                                                  ------------------            ------------------
QUARTER                                           HIGH           LOW            HIGH           LOW
---------------------------------------------------------------------------------------------------
First.......................................      $32.17         $28.67         $31.00       $26.67
Second......................................       35.44          29.83          31.25        28.42
Third.......................................       35.88          30.00          30.92        27.67
Fourth......................................       33.94          30.00          31.67        28.92

                                                             DIVIDENDS DECLARED PER SHARE
                                               ----------------------------------------------------
QUARTER                                                 1997                         1996
---------------------------------------------------------------------------------------------------
First.......................................      $  .24                           $ .223
Second......................................         .24                             .223
Third.......................................         .24                             .223
Fourth......................................         .24                             .223


Number of Record Holders of Common Stock 7,992

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Genuine Parts Company and Subsidiaries

December 31, 1997

Results of Operations:

Net sales in 1997 increased for the 48th consecutive year to a record high of $6.0 billion. This was an increase of 5% over the prior year and compares with increases of 9% in 1996, and 8% in 1995. Sales for the Automotive Parts Group increased 2% in 1997 versus 7% in 1996, reflecting slow growth in the automotive aftermarket. Price increases for the Automotive Parts Group were .9% in 1997 and 1.3% in 1996. Sales for the Industrial Parts Group increased 10% in 1997 versus 11% in 1996, reflecting geographic growth through acquisitions and opening new branches and strong industrial production. Price increases for the Industrial Parts Group were 1.4% in 1997 and 2.5% in 1996. Sales for the Office Products Group increased 4% in 1997 compared with 9% in 1996, reflecting an extremely competitive industry. Price increases for the Office Products Group were less than 1% in 1997 and 1996.

    Costs of goods sold was 69.6% of net sales in 1997 compared to 70.0% in 1996 and 69.5% in 1995. Selling, administrative and other expenses increased 7.6% in 1997 and 6.9% in 1996 and was 21.0% of net sales in 1997 and 20.5% of net sales in 1996. The effective income tax rate was 39.5% in 1997, 1996, and 1995. Net income in 1997 increased 4% over 1996 and net income in 1996 increased 7% over 1995.

Liquidity and Sources of Capital:

The ratio of current assets to current liabilities was 3.8 to 1 at the close of 1997 with current assets amounting to 76% of total assets. Trade accounts receivable and inventories increased 10% and 7% respectively, while working capital increased 12%. The increase in working capital has been financed principally from the Company's cash flow generated by operations. At December 31, 1997, $36 million was outstanding under an unsecured revolving line of credit with a bank compared to $47 million outstanding at December 31, 1996. At December 31, 1997, the Company had the following unsecured term notes: $50 million, 5.98%, due 2000; $50 million, LIBOR plus .25%, due 2001; $50 million, 6.125%, due 2002; and $50 million, 5.98%, due 2002.

    At the August 16, 1994 meeting, the Board of Directors approved a stock repurchase program which authorizes the Company to reacquire up to 15 million shares of its Common Stock. To date, approximately 10.2 million shares have been repurchased. Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 1998. Capital expenditures during 1997 amounted to $90 million compared with $95 million in 1996 and $91 million in 1995. The amounts reflect the


Earnings Per Share* in dollars                Dividends Per Share* in dollars

       [GRAPH]                                           [GRAPH]

*Restated to reflect stock splits             *Restated to reflect stock splits

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Genuine Parts Company and Subsidiaries


Company's continuing geographic expansion as well as the upgrading of existing facilities. It is anticipated that capital expenditures in 1998 will be approximately the same as 1997.

Impact of Year 2000:

The Company has completed an assessment of its computer software programs to determine their ability to function properly in the year 2000 and thereafter. Based on this assessment, the Company is in the process of modifying or replacing certain time-sensitive software programs to avoid a potential temporary inability to process transactions or engage in other normal business activities. The project is estimated to be completed well in advance of December 31, 1999, which is prior to any anticipated significant impact on the Company's operating systems from the Year 2000 issues. The costs of the project to date and the estimated costs to complete are not expected to be significant to the Company's consolidated financial position or results of operations. The Company believes that, upon completion of its ongoing project, the Year 2000 issues will not pose significant operational problems for its computer systems.

Quarterly Results of Operations:

Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1997 and 1996 by approximately $26.6 million ($.15 per share) and $22.8 million ($.13 per share), respectively.

    The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996.



                                           Three Months Ended
---------------------------------------------------------------------------------
                         March 31,       June 30,      Sept. 30,       Dec. 31,
---------------------------------------------------------------------------------
1997                            (in thousands except for per share data)
----
Net Sales............   $1,457,646      $1,510,456     $1,555,776     $1,481,367
Gross Profit.........      429,267         445,120        463,967        488,249
Net Income...........       76,595          83,741         83,712         98,349
Basic Net Income per
  Common Share.......          .43             .47            .47            .55
Diluted Net Income
  per Common
  Share..............          .42             .46            .47            .55

1996
----
Net Sales............   $1,399,922      $1,444,873     $1,474,836     $1,400,843
Gross Profit.........      409,620         423,941        435,272        448,670
Net Income...........       73,874          80,813         81,552         93,837
Basic Net Income per
  Common Share.......          .40             .44            .45            .52
Diluted Net Income
  per Common
  Share..............          .40             .44            .45            .52


Book Value Per Share* in dollars              Market Value Per Share* in dollars

[GRAPH]                                               [GRAPH]

*Restated to reflect stock splits             *Restated to reflect stock splits

Industry Data
Genuine Parts Company and Subsidiaries

                                                                                  Year Ended December 31
                                                             --------------------------------------------------------------
Dollars in thousands                                            1997          1996         1995         1994         1993
---------------------------------------------------------------------------------------------------------------------------
Net sales:
   Automotive..........................................     $ 3,071,153  $ 3,008,105  $ 2,804,086  $ 2,693,961  $ 2,485,267
   Industrial..........................................       1,853,270    1,677,859    1,509,566    1,317,495    1,153,371
   Office products.....................................       1,080,822    1,034,510      948,252      846,959      745,656
                                                            ---------------------------------------------------------------
      Total net sales..................................     $ 6,005,245  $ 5,720,474  $ 5,261,904  $ 4,858,415  $ 4,384,294
                                                            ===============================================================
Operating profit:
   Automotive..........................................     $   324,008  $   321,852  $   307,726  $   304,164  $   282,791
   Industrial..........................................         166,053      150,815      132,952      111,822       96,727
   Office products.....................................         110,663      103,309       93,888       78,206       65,938
                                                            ---------------------------------------------------------------
      Total operating profit...........................         600,724      575,976      534,566      494,192      445,456
Interest expense.......................................         (13,365)      (8,498)      (3,419)      (1,321)      (1,584)
Corporate expense......................................         (26,943)     (29,057)     (25,939)     (22,854)     (20,405)
Equity in income from investees........................           6,730        9,398        8,298        7,224        4,452
Minority interests.....................................          (1,546)      (2,586)      (2,712)      (2,373)      (2,090)
                                                            ---------------------------------------------------------------
      Income before income taxes.......................     $   565,600  $   545,233  $   510,794  $   474,868  $   425,829
                                                            ===============================================================
Identifiable assets:
   Automotive..........................................     $ 1,644,288  $ 1,495,106  $ 1,320,910  $ 1,223,416  $ 1,152,148
   Industrial..........................................         602,656      527,253      482,067      404,647      370,633
   Office products.....................................         383,452      379,394      360,456      308,817      283,479
   Corporate...........................................          23,343       20,394       18,631        5,950        6,731
   Equity investments..................................         100,624       99,484       92,068       86,641       57,765
                                                            ---------------------------------------------------------------
      Total assets.....................................     $ 2,754,363  $ 2,521,631  $ 2,274,132  $ 2,029,471  $ 1,870,756
                                                            ===============================================================
Depreciation and amortization:
   Automotive..........................................     $    41,855  $    35,360  $    30,239  $    26,588  $    24,056
   Industrial..........................................           7,002        6,179        5,049        4,640        5,410
   Office products.....................................           7,995        7,571        6,814        5,257        4,246
   Corporate...........................................           2,015        1,335        1,132          889          708
                                                            ---------------------------------------------------------------
      Total depreciation and amortization..............     $    58,867  $    50,445  $    43,234  $    37,374  $    34,420
                                                            ===============================================================
Capital expenditures:
   Automotive..........................................     $    68,305  $    80,682  $    67,643  $    45,921  $    39,502
   Industrial..........................................          13,451        7,330       12,132        4,164        2,779
   Office products.....................................           6,069        5,652       10,587       13,547       12,378
   Corporate...........................................           2,600        1,494          407        2,370        2,854
                                                            ---------------------------------------------------------------
      Total capital expenditures.......................     $    90,425  $    95,158  $    90,769  $    66,002  $    57,513
                                                            ===============================================================

Total Assets in millions of dollars  Capital Expenditures in millions of dollars

            [GRAPH]                                    [GRAPH]

Report of Independent Auditors
Genuine Parts Company and Subsidiaries

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Atlanta, Georgia
February 4, 1998

Consolidated Balance Sheets
Genuine Parts Company and Subsidiaries


                                                                                                         December 31
                                                                                               -----------------------------
Dollars in thousands                                                                               1997              1996
----------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents.........................................................          $    72,823       $    67,373
   Trade accounts receivable.........................................................              686,551           622,836
   Merchandise inventories...........................................................            1,321,597         1,233,820
   Prepaid expenses and other current accounts.......................................               12,580            13,613
----------------------------------------------------------------------------------------------------------------------------
                                                                 Total Current Assets            2,093,551         1,937,642
Investments and Other Assets (Notes 1 and 7).........................................              288,298           237,994
Property, Plant and Equipment:
   Land  ............................................................................               49,025            44,662
   Buildings, less allowance for depreciation (1997-$72,569; 1996-$69,273)...........              138,263           130,089
   Machinery and equipment, less allowance for depreciation
      (1997-$186,065; 1996-$165,518).................................................              185,226           171,244
----------------------------------------------------------------------------------------------------------------------------
                                                    Net Property, Plant and Equipment              372,514           345,995
                                                                                               -----------------------------
                                                                                               $ 2,754,363       $ 2,521,631
                                                                                               =============================

Liabilities and Shareholders' Equity
Current Liabilities:
   Trade accounts payable............................................................          $   405,141       $   401,842
   Revolving line of credit (Note 2).................................................               36,000            47,000
   Accrued compensation..............................................................               38,967            41,325
   Other accrued expenses............................................................               19,022            22,189
   Dividends payable.................................................................               43,436            40,258
   Income taxes payable..............................................................               14,372            15,765
----------------------------------------------------------------------------------------------------------------------------
                                                            Total Current Liabilities              556,938           568,379
Long-Term Debt (Note 2)..............................................................              209,490           110,241
Deferred Income Taxes (Note 6).......................................................               89,049            75,388
Minority Interests in Subsidiaries...................................................               39,418            35,569
Shareholders' Equity (Notes 1, 3 and 5):
   Preferred Stock, par value $1 per share-authorized
      10,000,000 shares; none issued.................................................                   --                --
   Common Stock, par value $1 per share-authorized
      450,000,000 shares; issued 178,947,976 shares
      in 1997; 180,048,435 shares in 1996............................................              178,948           180,048
   Additional paid-in capital........................................................                   --                --
   Retained earnings.................................................................            1,680,520         1,552,006
----------------------------------------------------------------------------------------------------------------------------
                                                           Total Shareholders' Equity            1,859,468         1,732,054
                                                                                               -----------------------------
                                                                                               $ 2,754,363       $ 2,521,631
                                                                                               =============================



See accompanying notes.

Consolidated Statements of Income
Genuine Parts Company and Subsidiaries


                                                                                             YEAR ENDED DECEMBER 31
                                                                              ----------------------------------------------
Dollars in thousands, except per share data                                            1997            1996             1995
----------------------------------------------------------------------------------------------------------------------------
Net sales..................................................................   $   6,005,245   $   5,720,474    $   5,261,904
Cost of goods sold.........................................................       4,178,642       4,002,971        3,654,703
                                                                              ----------------------------------------------
                                                                                  1,826,603       1,717,503        1,607,201
Selling, administrative and other expenses.................................       1,261,003       1,172,270        1,096,407
                                                                              ----------------------------------------------
Income before income taxes.................................................         565,600         545,233          510,794
Income taxes (Note 6)......................................................         223,203         215,157          201,626
                                                                              ----------------------------------------------
Net Income ................................................................   $     342,397   $     330,076    $     309,168
                                                                              ==============================================
Basic net income per common share..........................................   $        1.91   $        1.82    $        1.68
                                                                              ==============================================
Diluted net income per common share........................................   $        1.90   $        1.81    $        1.68
                                                                              ==============================================
Average common shares outstanding..........................................         179,592         181,567          183,923
Dilutive effect of stock options and non-vested restricted stock awards....             573             622              452
                                                                              ----------------------------------------------
Average common shares outstanding--assuming dilution.......................         180,165         182,189          184,375
                                                                              ==============================================

See accompanying notes.



Consolidated Statements of Shareholders' Equity



                                                               Common Stock          Additional                    Total
                                                        -----------------------       Paid-In      Retained     Shareholders'
Dollars in thousands                                       Shares        Amount       Capital      Earnings       Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995.........................      122,627,303    $122,627    $       --     $1,403,538    $1,526,165
   Net income......................................               --          --            --        309,168       309,168
   Cash dividends declared.........................               --          --            --       (154,411)     (154,411)
   Stock options exercised.........................          149,827         150         3,955             --         4,105
   Purchase of stock...............................       (1,021,551)     (1,021)       (9,835)       (29,326)      (40,182)
   Stock issued in connection with acquisitions....          157,461         157         5,880             --         6,037
                                                       --------------------------------------------------------------------
Balance at December 31, 1995.......................      121,913,040     121,913            --      1,528,969     1,650,882
   Net income......................................               --          --            --        330,076       330,076
   Cash dividends declared.........................               --          --            --       (162,070)     (162,070)
   Stock options exercised.........................          293,795         294         7,587             --         7,881
   Purchase of stock...............................       (2,174,545)     (2,175)       (7,587)       (84,953)      (94,715)
   Three-for-two stock split.......................       60,016,145      60,016            --        (60,016)           --
                                                       --------------------------------------------------------------------
Balance at December 31, 1996.......................      180,048,435     180,048            --      1,552,006     1,732,054
   Net income......................................               --          --            --        342,397       342,397
   Cash dividends declared.........................               --          --            --       (172,334)     (172,334)
   Stock options exercised, including tax benefit..          656,443         657        12,270             --        12,927
   Purchase of stock...............................       (2,427,927)     (2,428)      (32,784)       (41,549)      (76,761)
   Stock issued in connection with acquisitions....          671,025         671        20,514             --        21,185
                                                       --------------------------------------------------------------------
Balance at December 31, 1997.......................      178,947,976    $178,948    $       --     $1,680,520    $1,859,468
                                                       ====================================================================


See accompanying notes.

Consolidated Statements of Cash Flows
Genuine Parts Company and Subsidiaries


                                                                                                 YEAR ENDED DECEMBER 31
                                                                                      -------------------------------------
Dollars in thousands                                                                        1997         1996          1995
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income....................................................................     $ 342,397     $ 330,076     $ 309,168
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization...........................................        58,867        50,445        43,234
         Gain on sale of property, plant and equipment...........................        (5,014)         (786)       (1,248)
         Provision for deferred taxes............................................        13,843        13,930        12,340
         Equity in income from investees.........................................        (6,730)       (9,398)       (8,298)
         Income applicable to minority interests.................................         1,546         2,586         2,712
         Changes in operating assets and liabilities:
            Trade accounts receivable............................................       (63,715)      (57,531)      (77,910)
            Merchandise inventories..............................................       (87,777)     (106,364)     (122,876)
            Prepaid expenses and other current accounts..........................         1,033        13,333        (5,550)
            Trade accounts payable...............................................         3,299        70,138        15,115
            Income taxes payable and other current liabilities...................        (7,140)       21,586        (8,000)
---------------------------------------------------------------------------------------------------------------------------
                                                                                        (91,788)       (2,061)     (150,481)
---------------------------------------------------------------------------------------------------------------------------
                                        Net Cash Provided by Operating Activities       250,609       328,015       158,687
Investing Activities
   Purchase of property, plant and equipment.....................................       (90,425)      (95,158)      (90,769)
   Proceeds from sale of property, plant and equipment...........................        11,580         4,385         4,836
   Other investing activities....................................................       (23,915)      (23,306)      (18,199)
---------------------------------------------------------------------------------------------------------------------------
                                            Net Cash Used in Investing Activities      (102,760)     (114,079)     (104,132)
---------------------------------------------------------------------------------------------------------------------------
Financing Activities
   Proceeds from revolving line of credit, net...................................       (11,000)        2,000        45,000
   Proceeds from long-term debt..................................................       100,000        50,000        50,000
   Payments on long-term debt....................................................          (712)         (324)       (1,167)
   Stock options exercised.......................................................        12,927         7,881         4,105
   Dividends paid................................................................      (169,156)     (160,214)     (151,257)
   Purchase of stock.............................................................       (76,761)      (94,715)      (40,182)
   Contributions from minority interests.........................................         2,303         4,555           790
---------------------------------------------------------------------------------------------------------------------------
                                            Net Cash Used in Financing Activities      (142,399)     (190,817)      (92,711)
                                                                                      -------------------------------------
                             Net Increase (Decrease) in Cash and Cash Equivalents         5,450        23,119       (38,156)
                                   Cash and Cash Equivalents at Beginning of Year        67,373        44,254        82,410
                                                                                      -------------------------------------
                                         Cash and Cash Equivalents at End of Year     $  72,823     $  67,373     $  44,254
                                                                                      =====================================
Supplemental disclosure of cash flow information
   Cash paid during the year for:
      Income taxes...............................................................     $ 212,178     $ 187,809     $ 223,641
                                                                                      =====================================
      Interest...................................................................     $  12,871     $   8,405     $   2,919
                                                                                      =====================================


See accompanying notes.

Notes to Consolidated Financial Statements
Genuine Parts Company and Subsidiaries
December 31, 1997


1. Summary of Significant Accounting
   Policies

- Principles of Consolidation

The consolidated financial statements include the accounts of Genuine Parts Company and all of its subsidiaries (the "Company"). Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

-  Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

-  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

-  Investments

The Company has a 23% ownership interest in UAP Inc., a Canadian automotive parts distributor and a 49% interest in a partnership formed by the Company and UAP Inc. Additionally, the Company has a 49% interest in Grupo Auto Todo, a partnership formed by the Company and Auto Todo, a Mexican automotive parts distributor. These investments are accounted for by the equity method of accounting and are not material in relation to the Company's consolidated financial statements.

-  Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all automotive parts, and certain industrial parts, and by the first-in, first-out (FIFO) method for all other inventories. If the FIFO method had been used for all inventories, cost would have been $132,092,000 and $124,566,000 higher than reported at December 31, 1997 and December 31, 1996, respectively.

-  Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is determined principally on a straight-line basis over the estimated useful life of each asset.

-  Long-Lived Assets

Long-lived assets are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

-  Net Income Per Common Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted net income per common share with basic and diluted net income per common share. Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 1,790,000 shares of common stock at $35 per share were outstanding during the second half of 1997 but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares.

-  New Accounting Standards

In 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income and No. 131, Disclosures about Segments of an Enterprise and Related Information. These statements, which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact

Notes to Consolidated Financial Statements
Genuine Parts Company and  Subsidiaries

on the Company's consolidated financial position, results of operations or cash flows.

2. Credit Facilities

The Company has a $100,000,000 unsecured revolving line of credit with a bank which matures in May 1998 and bears interest at the bank's cost of funds rate plus .10% (6.85% at December 31, 1997). At December 31, 1997 and 1996,
$36,000,000 and $47,000,000, respectively, was outstanding under this line.

    The Company also has long term debt which consists of the following:


                                            December 31,
                                            1997       1996
-----------------------------------------------------------
                                           (in thousands)
Five year, unsecured term notes:
   December 26, 1995, 5.98%,
     due 2000........................  $  50,000  $  50,000
   December 27, 1996, Libor plus
     .25%, due 2001..................     50,000     50,000
   September 18, 1997, 6.125%,
     due 2002........................     50,000         --
   October 31, 1997, 5.98%,
     due 2002........................     50,000         --
Other borrowings.....................     10,160     10,871
                                       --------------------
                                         210,160    110,871
Current portion included in
   accrued expenses..................        670        630
                                      ---------------------
                                        $209,490   $110,241
                                      =====================


    Interest is paid monthly on the term notes. The 1997 term notes contain provisions whereby the rates may become variable (LIBOR plus .25%) in the year 2000, if such variable rates are higher. Total interest expense for all borrowings was $13,365,000, $8,498,000, and $3,419,000 in 1997, 1996, and 1995,
respectively.

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

4. Leased Properties

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1997 (in thousands):


1998............................................  $  52,024
1999............................................     40,115
2000............................................     26,411
2001............................................     16,884
2002............................................     12,184
Subsequent to 2002..............................     18,589
                                                  ---------
                                                  $ 166,207
                                                  =========


    Rental expense for operating leases was $65,137,000 in 1997; $61,259,000 in 1996; $58,146,000 in 1995.

5. Stock Options and Restricted Stock Awards

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

    Under the Genuine Parts Company 1988 Stock Option Plan and the Genuine Parts Company 1992 Stock Option and Incentive Plan, the Company has

Notes to Consolidated Financial Statements
Genuine Parts Company and Subsidiaries

authorized the grant of options of up to 750,000 and 6,750,000 shares of common stock, respectively. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

    Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.4% and 6.3%; dividend yield of 2.5% and 2.7%; volatility factor of the expected market price of the Company's common stock of .12, and a weighted-average expected life of the option of 5.4 years and 7.3 years.

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

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):



                                1997       1996       1995
----------------------------------------------------------
Pro forma net income......  $338,978   $329,387   $306,908
Pro forma basic net
  income per common
  share...................     $1.89      $1.81      $1.67
Pro forma diluted net
  income per common
  share...................     $1.88      $1.81      $1.66


A summary of the Company's stock option activity and related information are as follows:


                                                      1997                         1996                       1995
----------------------------------------------------------------------------------------------------------------------------
                                                            Weighted                     Weighted                   Weighted
                                                             Average                      Average                    Average
                                               Shares       Exercise       Shares        Exercise      Shares       Exercise
                                               (000's)        Price        (000's)         Price       (000's)        Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year...........     2,743          $23          3,318          $23         2,850           $21
Granted....................................     1,790           35             18           31           750            27
Exercised..................................      (907)          20           (555)          19          (273)           18
Forfeited..................................       (38)          21            (38)          21            (9)           23
                                               ------                      ------                     ------
Outstanding at end of year.................     3,588          $29          2,743          $23         3,318           $23
                                               ======                      ======                     ======
Exercisable at end of year.................     1,363          $24          2,106          $23         2,006           $21
                                               ======                      ======                     ======
Weighted-average fair value of options
   granted during the year.................     $6.13                       $6.31                     $ 6.37
                                               ======                      ======                     ======
Shares available for future grants.........     1,572                       3,324                      3,304
                                               ======                      ======                     ======


Notes to Consolidated Financial Statements
Genuine Parts Company and Subsidiaries

    Exercise prices for options exercised during 1997 ranged from approximately $20 to $26. Exercise prices for options outstanding as of December 31, 1997 ranged from approximately $17 to $35. The weighted-average remaining contractual life of those options is 8 years.

    On March 31, 1994, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1994 through 1998 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 1997, the two officers have earned 69,000 and 34,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on March 31, 2004.

6. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities are as follows:


                                            1997       1996
-----------------------------------------------------------
                                           (in thousands)
Employee and retiree benefits........  $  53,228    $40,885
Property, plant and equipment........     25,704     24,052
Merchandise inventories..............      1,311      1,730
Other ...............................      8,806      8,721
                                       --------------------
                                       $  89,049    $75,388
                                       ====================

    The components of income tax expense are as follows:

                                1997       1996       1995
----------------------------------------------------------
                                      (in thousands)
Federal:
   Current................  $171,676   $164,585   $155,895
   Deferred...............    13,843     13,930     12,340
State.....................    37,684     36,642     33,391
                            ------------------------------
                            $223,203   $215,157   $201,626
                            ==============================


    The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

                                1997       1996       1995
----------------------------------------------------------
                                      (in thousands)
Statutory rate applied
   to pre-tax income.....   $197,960   $190,831   $178,778
Plus state income taxes,
   net of Federal tax
   benefit...............     24,494     23,818     21,704
Other ...................        749        508      1,144
                            ------------------------------
                            $223,203   $215,157   $201,626
                            ==============================

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

    The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at December 31:



                                          1997       1996
------------------------------------------------------------
                                           (in thousands)
Actuarial present value of
   benefit obligations:
   Accumulated benefit obligation,
      including vested benefits
      of $281,753 in 1997 and
      $266,263 in 1996 ............   $(291,650)  $(274,607)
                                     =======================
Projected benefit obligation for
   service rendered to date........    (432,708)   (413,657)
Plan assets at fair value, primarily
   bonds and equity securities ....     590,733     487,753
                                     -----------------------
Plan assets in excess of projected
   benefit obligation..............     158,025      74,096
Unrecognized prior service cost....     (26,550)    (20,794)
Unrecognized net (gain) loss from
   past experience different from
   that assumed and effects of
   changes in assumptions..........      (2,232)     49,347
Unrecognized net transition
   obligation......................       1,041       1,302
                                     ----------------------
Net prepaid pension cost...........   $ 130,284   $ 103,951
                                     ======================

Notes to Consolidated Financial Statements
Genuine Parts Company and Subsidiaries


    Net pension cost (income) included the following components:


                               1997       1996       1995
----------------------------------------------------------
                                      (in thousands)
Service cost...........   $   15,301    $ 13,723  $ 10,710
Interest cost..........       30,147      28,431    26,032
Actual return on plan
    assets.............     (105,772)    (55,058)  (90,127)
Net amortization and
   deferral............       55,568      12,202    51,622
                          --------------------------------
Net periodic pension
   (income) cost.......   $   (4,756)   $   (702) $ (1,763)
                          ================================


    Assumptions used in the accounting for the defined benefit plan are as follows:


                                 1997       1996       1995
---------------------------------------------------------------
Weighted-average
   discount rate...........        7.40%       7.40%     7.40%
Rate of increase in future
   compensation levels.....        4.15%       4.40%     5.00%
Expected long-term rate
   of return on assets.....       10.00%       9.75%     9.50%


    The changes in the above assumptions had no significant effect on the projected benefit obligation at December 31, 1997 and 1996.

    At December 31, 1997, the plan held 845,111 shares of common stock of the Company with a market value of $28,680,959.

    The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $3,953,000 in 1997, $3,743,000 in 1996, and $3,556,000 in 1995,
respectively.

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

9. Stock Split

On February 17, 1997, the Board of Directors approved a three-for-two stock split effected in the form of a 50% stock dividend and paid to shareholders of record on March 14, 1997. In connection with the stock dividend, $60,016,145 was transferred to common stock from retained earnings. All applicable amounts reflected herein give retroactive effect to the stock split.