Form 10-K, Exhibit 13
period 1998-12-31
GENUINE PARTS CO
filed 1999-03-10
CIK 40987

                                                                      EXHIBIT 13

                              GENUINE PARTS COMPANY

SELECTED FINANCIAL DATA

                                                                           YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA                1998            1997            1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------
Net sales                                       $6,614,032      $6,005,245      $5,720,474      $5,261,904      $4,858,415
Cost of goods sold                               4,611,525       4,178,642       4,002,971       3,654,703       3,343,699
Selling, administrative and other expenses       1,413,390       1,261,003       1,172,270       1,096,407       1,039,848
Income before income taxes                         589,117         565,600         545,233         510,794         474,868
Income taxes                                       233,323         223,203         215,157         201,626         186,320
Net income                                      $  355,794      $  342,397      $  330,076      $  309,168      $  288,548
Average common shares outstanding during
   year - assuming dilution*                       180,081         180,165         182,189         184,375         186,494
Per common share:*
   Diluted net income                           $     1.98      $     1.90      $     1.81      $     1.68      $     1.55
   Dividends declared                                 1.00             .96             .89             .84             .77
   December 31 closing stock price                   33.44           33.94           29.67           27.33           24.00
Long-term debt, less current maturities            588,640         209,490         110,241          60,607          11,431
Shareholders' equity                             2,053,332       1,859,468       1,732,054       1,650,882       1,526,165
Total assets                                    $3,600,380      $2,754,363      $2,521,631      $2,274,132      $2,029,471
                                                ==========================================================================

*Adjusted to reflect the three-for-two stock split in 1997


SELECTED RATIO ANALYSIS

                                                                           YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------
IN % OF NET SALES                                        1998          1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------
   Cost of goods sold                                   69.72%        69.58%        69.98%        69.46%        68.82%
   Selling, administrative and other expenses           21.37         21.00         20.49         20.84         21.40
   Income before income taxes                            8.91          9.42          9.53          9.71          9.77
   Net income                                            5.38          5.70          5.77          5.88          5.94
Rate earned on shareholders' equity
   at the beginning of each year                        19.13%        19.77%        19.99%        20.26%        19.97%
                                                       ================================================================

MARKET AND DIVIDEND INFORMATION
High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange.

Adjusted to reflect the three-for-two stock split in 1997.

                                                      SALES PRICE OF COMMON SHARES
----------------------------------------------------------------------------------------------
QUARTER                                          1998                              1997
----------------------------------------------------------------------------------------------
                                          High           Low                High          Low
First                                    $38.25        $32.44              $32.17       $28.67
Second                                    38.00         32.75               35.44        29.83
Third                                     35.50         29.88               35.88        30.00
Fourth                                    33.94         28.25               33.94        30.00

                                                         DIVIDENDS DECLARED PER SHARE
----------------------------------------------------------------------------------------------
                                                     1998                             1997
----------------------------------------------------------------------------------------------
First                                                $.25                             $.24
Second                                                .25                              .24
Third                                                 .25                              .24
Fourth                                                .25                              .24

Number of Record Holders of Common Stock: 7,449

                              GENUINE PARTS COMPANY


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
GENUINE PARTS COMPANY

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/  Ernst & Young LLP


Atlanta, Georgia
February 3, 1999

                              GENUINE PARTS COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
December 31, 1998

RESULTS OF OPERATIONS:

Net sales in 1998 increased for the 49th consecutive year to a record high of $6.6 billion. This was an increase of 10% over the prior year amount of $6.0 billion and compares with increases of 5% in 1997, and 9% in 1996. Sales would have increased approximately 6% in 1998 excluding acquisitions completed in 1998. Sales for the Automotive Parts Group increased 6% in 1998 versus 2% in 1997, reflecting slightly improved conditions in the automotive aftermarket and the effect of acquisitions. Price increases for the Automotive Parts Group were flat in 1998 and .9% in 1997. Sales for the Industrial Parts Group increased 8% in 1998 versus 10% in 1997, reflecting slowing growth in industrial production and an overall downturn in the economy in certain industrial markets such as steel, food and paper. Price increases for the Industrial Parts Group were 1% in 1998 and 1.4% in 1997. Sales for the Office Products Group increased 4% in 1998 and in 1997, reflecting continued consolidation in the office products industry and very aggressive competition. Price increases for the Office Products Group were less than 1% in 1998 and in 1997. Price increases for the Electrical/Electronics Group, which was acquired on July 1, 1998, were less than 1% in 1998.

         Cost of goods sold was 69.7% of net sales in 1998 compared to 69.6% in 1997 and 70.0% in 1996. Selling, administrative and other expenses increased 12% in 1998 to $1.4 billion (8% increase, excluding 1998 acquisitions) and 8% in 1997 and was 21.4% of net sales in 1998, 21.0% of net sales in 1997, and 20.5% of net sales in 1996. The effective income tax rate was 39.6% in 1998 and 39.5% in 1997 and 1996. Net income as a percent of net sales was 5.4% in 1998, 5.7% in 1997, and 5.8% in 1996. Net income in 1998 increased 4% to $355.8 million over 1997 net income of $342.4 million, and net income in 1997 increased 4% over 1996. Diluted earnings per share were $1.98 in 1998 compared to $1.90 in 1997 for an increase of 4%.

         On July 1, 1998, the Company acquired EIS, Inc., a distributor of electrical/electronic materials, for a combination of cash and stock valued at $180 million. In addition, on December 1, 1998, the Company acquired UAP Inc., a Montreal, Canada based automotive parts distributor, for $231 million in cash. Both transactions were accounted for under the purchase method of accounting. Goodwill related to these acquisitions was approximately $267 million. In addition, goodwill amortization was $5.1 million for 1998 compared to $1.6 million for 1997.

LIQUIDITY AND SOURCES OF CAPITAL:

The ratio of current assets to current liabilities was 3.3 to 1 at the close of 1998 with current assets amounting to 75% of total assets. Trade accounts receivable and inventories increased 32% and 26% respectively, while working capital increased 21%. Excluding the impact of acquisitions made in 1998, the increases in accounts receivable, inventory and working capital would have been 9%, 4% and 9%, respectively. The increase in working capital has been financed principally from the Company's cash flows generated by operations. At December 31, 1998, $95 million was outstanding under an unsecured revolving line of credit with a bank compared to $36 million outstanding at December 31, 1997. At December 31, 1998, the Company had the following unsecured term notes:$50 million, 5.98%, due 2000; $50 million, 5.95%, due 2001; $50 million, 6.125%, due
2002; $50 million, 5.98%, due 2002; $50 million, LIBOR plus .25%, due 2005; $50 million, LIBOR plus .25%, due 2008; and $231 million, LIBOR plus .55%, due 2003. In 1998, the Company obtained a $200,000,000 line of credit and a $200,000,000 revolving line of credit each maturing in

EARNINGS PER SHARE*

in dollars
-------------------------------------------------------------------------------------
'89      '90      '91      '92      '93      '94      '95      '96      '97      '98
-------------------------------------------------------------------------------------
1.14     1.19     1.21     1.27     1.38     1.55     1.68     1.81     1.90     1.98

*Restated to reflect stock splits


DIVIDENDS PER SHARE*

in dollars
-------------------------------------------------------------------------------------
'89      '90      '91      '92      '93      '94      '95      '96      '97      '98
-------------------------------------------------------------------------------------
0.53     0.61     0.65     0.67     0.71     0.77     0.84     0.89     0.96     1.00

*Restated to reflect stock splits

                              GENUINE PARTS COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December, 2003. Interest on these lines is charged at the one month
LIBOR plus .55%(5.61% as of December 31, 1998) and is reset quarterly based on the Company's leverage ratio. No amounts were outstanding at December 31, 1998 under these lines of credit. In addition, the weighted average interest rate on the Company's outstanding borrowings was approximately 5.7% and 6.2% at December 31, 1998 and 1997, respectively. Total interest expense for all borrowings was $20,096,000 in 1998, $13,365,000 in 1997 and $8,498,000 in 1996.

         In addition, the Company had the following significant Canadian dollar denominated borrowings translated into U.S. dollars at December 31, 1998:line of credit, 5.62%, due 2003, $47 million outstanding and secured line of credit, $49 million, banker's acceptance rate plus .22%.

         On August 16, 1994, the Board of Directors approved a stock repurchase program which authorized the Company to reacquire up to 15 million shares of its Common Stock. Through December 31, 1998, approximately 12.6 million shares have been repurchased. Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 1999. Capital expenditures during 1998 amounted to $88 million compared with $90 million in 1997 and $95 million in 1996. The amounts reflect the Company's continuing geographic expansion as well as the upgrading of existing facilities. It is anticipated that capital expenditures in 1999 will be approximately the same as 1998.

IMPACT OF YEAR 2000:

The Year 2000 problem is the result of computer programs written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

         The Company is continuing its assessments of the impact of the Year 2000 across its business and operations, including its customer and vendor base. The Company has substantially completed its identification of information technology systems that are not Year 2000 compliant and is in the process of implementing a comprehensive initiative to make its information technology systems ("IT systems") and its non-information technology systems ("non-IT systems"), including embedded electronic circuits in equipment, building security, product handling and environmental controls, Year 2000 compliant. The initiative covers the following three phases:(1) identification of all IT and non-IT systems and an assessment of repair requirements, (2) repair of the identified IT and non-IT systems, and (3) testing of the IT and non-IT systems repaired to determine correct manipulation of dates and date-related data. As of December 31, 1998, the Company has substantially completed phase (1) of its initiative and has begun phases (2) and (3). The Company anticipates that it will substantially complete phase (2) by the end of the second quarter of fiscal 1999 at which time it will complete its final testing phase. The Company expects the final testing phase to be complete by the end of the third quarter of 1999.

         To date, the Company has not identified any IT or non-IT system that presents a material risk of not being Year 2000 ready or for which a suitable alternative cannot be implemented. However, as the initiative moves further into the testing phase, it is possible that the Company may identify potential risks of Year 2000 disruption. It is also possible that such a disruption could have a material adverse effect on the financial condition and results of operations. In addition, if any third parties who provide goods or services or that are customers that are critical to the Company's business activities fail to appropriately address their Year 2000 issues, there could be a material adverse effect on the Company's financial condition and results of operations. The Company is still in the process of modifying or replacing certain time-sensitive software programs and other date sensitive devices to avoid a potential inability to process transactions or engage in other normal business activities.

         The Company has initiated formal communications with all of its significant business partners to evaluate their Year 2000 compliance plans and status of readiness, including upgrading of embedded technology devices in products the Company purchases. These communications include determining the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 conversion issues. However, there can be no guarantee that the systems of other companies on which the Company's system rely will be timely converted or that a failure to convert by another company or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company.

         The Company is in the process of identifying and prioritizing any embedded technology devices which may be deemed to be mission critical or that tend to have a significant impact on normal operations. The Company has developed a separate plan to upgrade these higher priority embedded technology devices. Management currently expects these activities to be substantially complete by mid 1999.

         The Company could potentially experience disruptions to some aspects of its various activities and operations as a result of non-compliant systems utilized by the Company or unrelated third parties. Contingency plans are, therefore, under develop

                              GENUINE PARTS COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ment to mitigate the extent of any such potential disruption to business operations.

         The Company is utilizing both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total estimated cost of the Year 2000 project is estimated between $7 million and $10 million and is being funded through operating cash flows. These costs are not expected to be material to the Company's consolidated results of operations. Of the total project cost, approximately $3 million is attributable to the purchase of new software or equipment, which will be capitalized. The remaining $4 million to $7 million will be expensed as incurred during the current fiscal year and next fiscal year. To date, the Company has expensed approximately $3 million related to the assessment of and preliminary efforts in connection with its Year 2000 project. The costs attributable to the Year 2000 exclude costs incurred by the Company for replacement of hardware and implementation of new systems which were undertaken for operating reasons. The implementation of new systems has been in progress for the past three to five years.

         The costs of the Year 2000 project and the date which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

FORWARD-LOOKING STATEMENTS:

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in our Company's filings with the Securities and Exchange Commission and in our reports to shareholders. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to revenue, market share and net income growth, or statements expressing general optimism about future operating results, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. There are many factors which could cause actual results to differ materially from those anticipated by statements made herein. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, the effectiveness of the Company's promotional, marketing and advertising programs, the Company's ability to discover and correct potential Year 2000 issues and the ability of third parties to appropriately address their Year 2000 issues, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission.

QUARTERLY RESULTS OF OPERATIONS:

Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1998 and 1997 by approximately $27.7 million ($.15 per share) and $26.2 million ($.15 per share), respectively. Miscellaneous year-end adjustments primarily relate to changes in management's estimates and assumptions related to the valuation of inventory, the calculation of volume purchasing rebates earned and other adjustments to judgmental reserves which cannot be accurately determined until the end of the year.

         The following is a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997.

                                              Three Months Ended
-------------------------------------------------------------------------------------------------------------------
                           March 31,       June 30,        Sept. 30,       Dec. 31,
-------------------------------------------------------------------------------------------------------------------
1998                               (in thousands except for per share data)
Net Sales                 $1,533,138      $1,619,383      $1,760,102      $1,701,409
Gross Profit                 446,736         477,403         514,425         563,943
Net Income                    79,998          85,884          86,139         103,773
Basic Net Income per
  Common Share                   .45             .48             .48             .58
Diluted Net Income
  per Common Share               .45             .48             .48             .58

1997
Net Sales                 $1,457,646      $1,510,456      $1,555,776      $1,481,367
Gross Profit                 429,267         445,120         463,967         488,249
Net Income                    76,595          83,741          83,712          98,349
Basic Net Income per
  Common Share                   .43             .47             .47             .55
Diluted Net Income
  per Common Share               .42             .46             .47             .55

                              GENUINE PARTS COMPANY

SEGMENT DATA

                                                                             YEAR ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                              1998              1997              1996              1995              1994
---------------------------------------------------------------------------------------------------------------------------------
Net sales:
   Automotive                                  $3,262,406        $3,071,153        $3,008,105        $2,804,086        $2,693,961
   Industrial                                   2,008,789         1,853,270         1,677,859         1,509,566         1,317,495
   Office products                              1,122,420         1,080,822         1,034,510           948,252           846,959
   Electrical/electronic materials                220,417                --                --                --                --
                                               ----------------------------------------------------------------------------------
      Total net sales                          $6,614,032        $6,005,245        $5,720,474        $5,261,904        $4,858,415
                                               ==================================================================================

Operating profit:
   Automotive                                  $  343,629        $  325,188        $  322,956        $  308,818        $  304,979
   Industrial                                     176,456           166,367           151,129           133,016           111,855
   Office products                                113,821           110,793           103,439            93,997            78,291
   Electrical/electronic materials                 12,030                --                --                --                --
                                               ----------------------------------------------------------------------------------
      Total operating profit                      645,936           602,348           577,524           535,831           495,125

Interest expense                                  (20,096)          (13,365)           (8,498)           (3,419)           (1,321)
Corporate expense                                 (32,186)          (26,943)          (29,057)          (25,939)          (22,854)
Equity in income from investees                     3,329             6,730             9,398             8,298             7,224
Goodwill amortization                              (5,157)           (1,624)           (1,548)           (1,265)             (933)
Minority interests                                 (2,709)           (1,546)           (2,586)           (2,712)           (2,373)
                                               ----------------------------------------------------------------------------------
      Income before income taxes               $  589,117        $  565,600        $  545,233        $  510,794        $  474,868
                                               ==================================================================================

Assets:
   Automotive                                  $1,966,774        $1,623,644        $1,478,023        $1,304,211        $1,205,981
   Industrial                                     671,454           584,356           524,998           479,652           404,131
   Office products                                442,220           380,804           376,616           357,821           307,585
   Electrical/electronic materials                147,074                --                --                --                --
   Corporate                                       18,385            18,611            15,662            12,876             5,950
   Goodwill and equity investments                354,473           146,948           126,332           119,572           105,824
                                               ----------------------------------------------------------------------------------
      Total assets                             $3,600,380        $2,754,363        $2,521,631        $2,274,132        $2,029,471
                                               ==================================================================================

Depreciation and amortization:
   Automotive                                  $   43,637        $   40,675        $   34,265        $   29,147        $   25,773
   Industrial                                       8,619             6,688             5,860             4,985             4,607
   Office products                                  8,391             7,865             7,437             6,705             5,172
   Electrical/electronic materials                  1,508                --                --                --                --
   Corporate                                        1,993             2,015             1,335             1,132               889
   Goodwill                                         5,157             1,624             1,548             1,265               933
                                               ----------------------------------------------------------------------------------
      Total depreciation and amortization      $   69,305        $   58,867        $   50,445        $   43,234        $   37,374
                                               ==================================================================================

Capital expenditures:
   Automotive                                  $   69,154        $   68,305        $   80,682        $   67,643        $   45,921
   Industrial                                       6,972            13,451             7,330            12,132             4,164
   Office products                                  6,901             6,069             5,652            10,587            13,547
   Electrical/electronic materials                  4,688                --                --                --                --
   Corporate                                          546             2,600             1,494               407             2,370
                                               ----------------------------------------------------------------------------------
      Total capital expenditures               $   88,261        $   90,425        $   95,158        $   90,769        $   66,002
                                               ==================================================================================

Net sales:
   United States                               $6,535,020        $5,977,012        $5,697,053        $5,241,653        $4,841,294
   Canada                                          79,012            28,233            23,421            20,251            17,121
                                               ----------------------------------------------------------------------------------
      Total net sales                          $6,614,032        $6,005,245        $5,720,474        $5,261,904        $4,858,415
                                               ==================================================================================

Net property, plant and equipment:
   United States                               $  345,049        $  370,751        $  344,002        $  301,418        $  256,338
   Canada                                          58,959             1,763             1,993             1,821             1,694
                                               ----------------------------------------------------------------------------------
      Total net property, plant
        and equipment                          $  404,008        $  372,514        $  345,995        $  303,239        $  258,032
                                               ==================================================================================

                              GENUINE PARTS COMPANY

CONSOLIDATED BALANCE SHEETS

                                                                                                            DECEMBER 31
---------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                                                                                   1998              1997
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                        $   84,972        $   72,823
   Trade accounts receivable                                                                           907,561           686,551
   Merchandise inventories                                                                           1,660,233         1,321,597
   Prepaid expenses and other current accounts                                                          30,591            12,580
---------------------------------------------------------------------------------------------------------------------------------
                                                                          TOTAL CURRENT ASSETS       2,683,357         2,093,551
   Goodwill, less accumulated amortization (1998--$12,578; 1997--$7,421)                               344,733            62,091
   Other assets                                                                                        168,282           226,207

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                                 40,238            49,025
   Buildings, less allowance for depreciation (1998--$85,107; 1997--$72,569)                           131,712           138,263
   Machinery and equipment, less allowance for depreciation
      (1998--$270,467; 1997--$186,065)                                                                 232,058           185,226
---------------------------------------------------------------------------------------------------------------------------------
                                                             NET PROPERTY, PLANT AND EQUIPMENT         404,008           372,514
                                                                                                    ----------------------------
                                                                                                    $3,600,380        $2,754,363
                                                                                                    ============================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade accounts payable                                                                           $  509,532        $  405,141
   Current portion of long-term debt and other borrowings                                              156,316            36,670
   Accrued compensation                                                                                 54,696            38,967
   Other accrued expenses                                                                               31,252            18,352
   Dividends payable                                                                                    44,776            43,436
   Income taxes payable                                                                                 21,837            14,372
---------------------------------------------------------------------------------------------------------------------------------
                                                                     TOTAL CURRENT LIABILITIES         818,409           556,938
LONG-TERM DEBT                                                                                         588,640           209,490
DEFERRED INCOME TAXES                                                                                   94,956            89,049
MINORITY INTERESTS IN SUBSIDIARIES                                                                      45,043            39,418

SHAREHOLDERS' EQUITY:
   Preferred Stock, par value $1 per share--authorized
      10,000,000 shares; none issued                                                                        --                --
   Common Stock, par value $1 per share--authorized
      450,000,000 shares; issued 179,505,151 shares
      in 1998; 178,947,976 shares in 1997                                                              179,505           178,948
   Additional paid-in capital                                                                           19,989                --
   Accumulated other comprehensive income                                                               (3,110)               --
   Retained earnings                                                                                 1,856,948         1,680,520
---------------------------------------------------------------------------------------------------------------------------------
                                                                    TOTAL SHAREHOLDERS' EQUITY       2,053,332         1,859,468
                                                                                                    ----------------------------
                                                                                                    $3,600,380        $2,754,363
                                                                                                    ============================

See accompanying notes.

                              GENUINE PARTS COMPANY

CONSOLIDATED STATEMENTS OF INCOME

                                                                                          YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                                        1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $6,614,032      $6,005,245      $5,720,474
Cost of goods sold                                                            4,611,525       4,178,642       4,002,971
                                                                             ------------------------------------------
                                                                              2,002,507       1,826,603       1,717,503
Selling, administrative and other expenses                                    1,413,390       1,261,003       1,172,270
                                                                             ------------------------------------------
Income before income taxes                                                      589,117         565,600         545,233
Income taxes                                                                    233,323         223,203         215,157
                                                                             ------------------------------------------
NET INCOME                                                                   $  355,794      $  342,397      $  330,076
                                                                             ==========================================
Basic net income per common share                                            $     1.98      $     1.91      $     1.82
                                                                             ==========================================
Diluted net income per common share                                          $     1.98      $     1.90      $     1.81
                                                                             ==========================================
Average common shares outstanding                                               179,416         179,592         181,567
Dilutive effect of stock options and non-vested restricted stock awards             665             573             622
                                                                             ------------------------------------------
Average common shares outstanding--assuming dilution                            180,081         180,165         182,189
                                                                             ==========================================

See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    ACCUMULATED
                                             COMMON STOCK             ADDITIONAL       OTHER                         TOTAL
                                        ----------------------         PAID-IN     COMPREHENSIVE   RETAINED      SHAREHOLDERS'
DOLLARS IN THOUSANDS                    SHARES          AMOUNT         CAPITAL         INCOME      EARNINGS          EQUITY
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996            121,913,040      $ 121,913      $     --      $    --      $ 1,528,969      $ 1,650,882
    Net income                                 --             --            --           --          330,076          330,076
                                                                                                                  -----------
    Comprehensive income                       --             --            --           --               --          330,076
                                                                                                                  -----------
    Cash dividends declared                    --             --            --           --         (162,070)        (162,070)
    Stock options exercised,
      including tax benefit               293,795            294         7,587           --               --            7,881
    Purchase of stock                  (2,174,545)        (2,175)       (7,587)          --          (84,953)         (94,715)
    Three-for-two stock split          60,016,145         60,016            --           --          (60,016)              --
                                      ---------------------------------------------------------------------------------------
Balance at December 31, 1996          180,048,435        180,048            --           --        1,552,006        1,732,054
    Net income                                 --             --            --           --          342,397          342,397
                                                                                                                  -----------
    Comprehensive income                       --             --            --           --               --          342,397
                                                                                                                  -----------
    Cash dividends declared                    --             --            --           --         (172,334)        (172,334)
    Stock options exercised,
      including tax benefit               656,443            657        12,270           --               --           12,927
    Purchase of stock                  (2,427,927)        (2,428)      (32,784)          --          (41,549)         (76,761)
    Stock issued in connection
      with acquisitions                   671,025            671        20,514           --               --           21,185
                                      ---------------------------------------------------------------------------------------
Balance at December 31, 1997          178,947,976        178,948            --           --        1,680,520        1,859,468
    Net income                                 --             --            --           --          355,794          355,794
    Foreign currency translation
      adjustment                               --             --            --       (3,110)              --           (3,110)
                                                                                                                  -----------
    Comprehensive income                       --             --            --           --               --          352,684
                                                                                                                  -----------
    Cash dividends declared                    --             --            --           --         (179,366)        (179,366)
    Stock options exercised,
      including tax benefit               284,153            284         5,465           --               --            5,749
    Purchase of stock                  (2,311,580)        (2,312)      (74,023)          --               --          (76,335)
    Stock issued in connection
      with acquisitions                 2,584,602          2,585        88,547           --               --           91,132
                                      ---------------------------------------------------------------------------------------
Balance at December 31, 1998          179,505,151      $ 179,505      $ 19,989      $(3,110)     $ 1,856,948      $ 2,053,332
                                      =======================================================================================

See accompanying notes.

                              GENUINE PARTS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                                                                      1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                              $355,794        $342,397        $330,076
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and amortization                                                        69,305          58,867          50,445
     Gain on sale of property, plant and equipment                                        (1,664)         (5,014)           (786)
     Provision for deferred taxes                                                         10,379          13,843          13,930
     Equity in income of investees                                                        (3,329)         (6,730)         (9,398)
     Income applicable to minority interests                                               2,709           1,546           2,586
     Changes in operating assets and liabilities:
       Trade accounts receivable                                                         (74,165)        (63,715)        (57,531)
       Merchandise inventories                                                          (107,290)        (87,777)       (106,364)
       Other current assets                                                               (3,372)          1,033          13,333
       Trade accounts payable                                                             14,158           3,299          70,138
       Other current liabilities                                                          21,760          (7,140)         21,586
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         (71,509)        (91,788)         (2,061)
--------------------------------------------------------------------------------------------------------------------------------
                                         NET CASH PROVIDED BY OPERATING ACTIVITIES       284,285         250,609         328,015

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                (88,261)        (90,425)        (95,158)
Proceeds from sale of property, plant and equipment                                       67,522          11,580           4,385
Acquisition of businesses, net of cash acquired                                         (310,911)        (16,045)           (413)
Other investing activities                                                                 6,088          (7,870)        (22,893)
--------------------------------------------------------------------------------------------------------------------------------
                                             NET CASH USED IN INVESTING ACTIVITIES      (325,562)       (102,760)       (114,079)

FINANCING ACTIVITIES
Proceeds from lines of credit and other borrowings                                       841,000         849,000         566,808
Payments on lines of credit and other borrowings                                        (782,000)       (860,000)       (564,808)
Proceeds from long-term debt                                                             332,359         100,000          50,000
Payments on long-term debt                                                               (92,175)           (712)           (324)
Stock options exercised                                                                    5,749          12,927           7,881
Dividends paid                                                                          (178,027)       (169,156)       (160,214)
Purchase of stock                                                                        (76,335)        (76,761)        (94,715)
Contributions from minority interests                                                      2,905           2,303           4,555
--------------------------------------------------------------------------------------------------------------------------------
                               NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        53,476        (142,399)       (190,817)
                                           EFFECT OF EXCHANGE RATE CHANGES ON CASH           (50)             --              --
                                                                                        ----------------------------------------
                                         NET INCREASE IN CASH AND CASH EQUIVALENTS        12,149           5,450          23,119
                                    CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR        72,823          67,373          44,254
                                                                                        ----------------------------------------
                                          CASH AND CASH EQUIVALENTS AT END OF YEAR      $ 84,972        $ 72,823        $ 67,373
                                                                                        ========================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Income taxes                                                                         $200,280        $212,178        $187,809
                                                                                        ========================================
   Interest                                                                             $ 18,867        $ 12,871        $  8,405
                                                                                        ========================================

See accompanying notes.

                              GENUINE PARTS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998

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


Foreign Currency Translation
The balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively.


Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


Investments
The Company has a 49% interest in Grupo Auto Todo, a partnership formed by the Company and Auto Todo, a Mexican automotive parts distributor. This investment is accounted for by the equity method of accounting and is not material in relation to the Company's consolidated financial statements. This investment is included in other assets in the accompanying consolidated balance sheets. Until December 1, 1998, the Company had approximately a 23% ownership interest in UAP Inc., a Canadian automotive parts distributor, and 51% and 49% ownership interests in two separate partnerships formed by the Company and UAP Inc. On December 1, 1998, the Company acquired the remaining stock of UAP Inc. See Note 2.


Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and certain industrial parts, and by the first-in, first-out (FIFO) method for all other inventories. If the FIFO method had been used for all inventories, cost would have been $152,032,000 and $154,461,000 higher than reported at December 31, 1998 and December 31, 1997, respectively.


Property, Plant and Equipment
Property, plant and equipment is stated on the basis of cost. Depreciation is determined principally on a straight-line basis over the estimated useful life of each asset.


Goodwill
Goodwill, which represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions, is amortized over a period of 40 years.


Long-Lived Assets
Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.


Other Assets
Other assets consists of a prepaid pension asset, equity investments, and other prepaid expenses.


Fair Value of Financial Instruments
The carrying amount reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable, long-term debt and other borrowings approximate their respective fair values.


Revenue Recognition
The Company recognizes revenues from product sales upon shipment to its customers.


Net Income Per Common Share
Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 1,790,000 shares of common stock at $35 per share were outstanding during 1998 and the second half of 1997 but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares. Options to purchase 748,312 shares of common stock at an average exercise price of approximately $7 per share issued in connection with a July 1, 1998 acquisition have been included in the computation of diluted net income per share since the date of the acquisition.


Comprehensive Income
As of January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires foreign currency translation adjustments and other items to be included in other comprehensive income. There were no significant differences between net income and comprehensive income in 1997 and 1996.


Segment Information
On December 31, 1998, the Company adopted FASB Statement 131, Disclosures About Segments of an Enterprise and Related

                              GENUINE PARTS COMPANY

Information. The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. The adoption of Statement 131 did not affect the Company's primary financial statements.


New Accounting Pronouncements
In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and for Hedging Activities. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value assets, liabilities, or firm commitments through earnings or recognized in comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company plans to adopt Statement No. 133 in 2000, however, management does not expect its adoption to have a significant impact on the Company's financial position or results of operations.

2. ACQUISITIONS

On July 1, 1998, the Company acquired EIS, Inc. and subsidiaries ("EIS"), a distributor of electrical/electronic materials for a combination of cash and stock valued at approximately $180,000,000, which includes certain non compete agreements. On December 1, 1998, the Company acquired the remaining outstanding shares of UAP Inc., a Montreal, Canada-based automotive parts distributor, for cash totaling approximately $231,000,000. Both transactions were accounted for under the purchase method of accounting. Goodwill, representing the excess of the purchase price over the fair value of the net assets acquired, totaled approximately $266,782,000.

         The Company also made other individually insignificant acquisitions during 1998 which were accounted for under the purchase method and resulted in goodwill totaling approximately $21,017,000. The purchase price allocation for all such acquisitions is preliminary. All acquired businesses are included in the Company's consolidated statements of income from the dates of acquisition.

         The following table summarizes the Company's unaudited pro forma results of operations as if the 1998 acquisitions had occurred on January 1, 1997:

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS           1998               1997
---------------------------------------------------------------------------
Pro forma net sales                         $7,351,037         $7,055,103
Pro forma net income                        $  359,133         $  344,681
Pro forma basic net income
   per common share                         $     2.00         $     1.92
Pro forma diluted net income
   per common share                         $     1.99         $     1.91

         The pro forma results presented above include adjustments to reflect interest expense on borrowings for the acquisitions, amortization of assets acquired including intangibles, and the effect on weighted average outstanding shares of common stock and stock options issued in connection with certain acquisitions.

         These pro forma unaudited results of operations do not purport to represent what the Company's actual results of operations would have been if the acquisitions had occurred on January 1, 1997, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time.

3. CREDIT FACILITIES

In 1998, the Company obtained a $200,000,000 line of credit and a $200,000,000 revolving line of credit each maturing in December, 2003. Interest on these lines is charged at the one month Libor plus .55% (5.61% as of December 31, 1998) and is reset quarterly based on the Company's leverage ratio. No amounts were outstanding at December 31, 1998 under these lines of credit.

         Amounts outstanding under the Company's other credit facilities consist of the following:

                                                       December 31
IN THOUSANDS                                        1998          1997
--------------------------------------------------------------------------------
U.S. DOLLAR DENOMINATED BORROWINGS:
  Unsecured revolving lines of credit,
    $100,000,000, federal funds rate plus
    .10%, due May 1999                            $ 95,000      $ 36,000
  Unsecured term notes:
    December 26, 1995, 5.98% fixed,
      due December 2000                             50,000        50,000
    December 27, 1996, 5.95% fixed
      until March 2000, then variable,
      due December 2001                             50,000        50,000
    September 18, 1997, 6.125% fixed,
      due September 2002                            50,000        50,000
    October 31, 1997, 5.98% fixed,
      due October 2002                              50,000        50,000
    July 1, 1998, Libor plus .25%,
      due July 2005                                 50,000            --
    October 1, 1998, Libor plus .25%,
      due October 2008                              50,000            --
    December 1, 1998, Libor plus .55%,
      due December 2003                            231,367            --
  Other borrowings                                  12,259        10,160
CANADIAN DOLLAR DENOMINATED BORROWINGS
  TRANSLATED INTO U.S. DOLLARS:
  Unsecured revolving lines of credit,
    $130,700,000, 5.62% average rate,
    due May 2003                                    47,706            --
  Unsecured demand loan, Libor plus .25%             9,611            --
  Line of credit, $49,013,000, secured by
    accounts receivable, Banker's Acceptance
    rate plus .22%, cancelable on 30 days
    notice or due March 2003                        49,013            --
                                                  ----------------------
                                                   744,956       246,160
  Current portion of long-term debt
    and other borrowings                           156,316        36,670
                                                  ----------------------
                                                  $588,640      $209,490
                                                  ======================

         The principal amount of the Company's borrowings which were subject to variable rates totaled approximately $532,697,000 and $36,000,000 at December 31, 1998 and 1997,

                              GENUINE PARTS COMPANY
respectively. In addition, the weighted average interest rate on the Company's outstanding borrowings was approximately 5.7% and 6.2% at December 31, 1998 and 1997, respectively.

         Amounts outstanding under the Company's $130,700,000 unsecured revolving lines of credit are subject to interest rate swap agreements in the notional amount of approximately $45,700,000 at December 31, 1998. In the aggregate, such interest rate swap agreements have a weighted average fixed rate of 5.67% and maturity dates from 1999 to 2003.

         Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective rate on the underlying obligation. The fair value of these interest rate swap agreements, which is based on quoted prices for those or similar instruments, is not material at December 31, 1998.

         Interest is paid monthly on the term notes. The 1997 term notes contain provisions whereby the rates may become variable (Libor plus .25%) in the year 2000, if such variable rates are higher. The $231,367,000 term note also contains various restrictive covenants including, among other items, a provision whereby the Company must maintain a debt to equity ratio not greater than 50%. Total interest expense for all borrowings was $20,096,000 in 1998; $13,365,000 in 1997 and $8,498,000 in 1996.

         Approximate maturities under the Company's credit facilities are as follows (in thousands):

         1999                               $156,316
         2000                                 53,000
         2001                                 53,000
         2002                                103,000
         2003                                279,640
         Subsequent to 2003                  100,000
                                            --------
                                            $744,956
                                            ========


4. SHAREHOLDERS' EQUITY


The Company has a Shareholder Protection Rights Agreement which includes the distribution of Rights to common shareholders under certain defined circumstances. The Rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The Rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 30% or more of the common stock. The Company is entitled to redeem each Right for one cent.


5. LEASED PROPERTIES


The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998 (in thousands):

         1999                              $  79,695
         2000                                 62,463
         2001                                 45,543
         2002                                 33,795
         2003                                 23,651
         Subsequent to 2003                   91,557
                                            --------
                                            $336,704
                                            ========

         In November 1998, the Company sold land and buildings with a carrying value of approximately $50,000,000 under a sale leaseback arrangement. The annual payment associated with the corresponding lease is $6,660,000. A gain of approximately $10,000,000 was deferred and is being amortized over the term of the lease. Rental expense for operating leases was $76,834,000 in 1998; $65,137,000 in 1997; and $61,259,000 in 1996.


6. STOCK OPTIONS AND RESTRICTED STOCK AWARDS


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

         The Company has authorized the grant of options of up to 6,750,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

         Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.4% and 6.3%; dividend yield of 2.5% and 3%; volatility factor of the expected market price of the Company's common stock of .12, and a weighted-average expected life of the option of 5.4 years and 7.3 years. No options were granted during 1998.

                              GENUINE PARTS COMPANY

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

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except per share amounts):

                                                       1998             1997             1996
-----------------------------------------------------------------------------------------------
Pro forma net income                               $351,875         $338,978         $329,387
Pro forma basic net income per common share        $   1.96         $   1.89         $   1.81
Pro forma diluted net income per common share      $   1.95         $   1.88         $   1.81


         A summary of the Company's stock option activity and related information are as follows:

                                                      1998                  1997                    1996
-------------------------------------------------------------------------------------------------------------------
                                                          Weighted               Weighted                 Weighted
                                                           Average                Average                  Average
                                             Shares       Exercise    Shares     Exercise     Shares      Exercise
                                             (000's)        Price     (000's)     Price       (000's)       Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              3,588       $   29       2,743       $23         3,318         $23
Granted                                          --           --       1,790        35            18          31
Issued in connection with acquisitions          748            7          --        --            --          --
Exercised                                      (413)          24        (907)       20          (555)         19
Forfeited                                       (96)          35         (38)       21           (38)         21
                                              -----                    -----                   -----
Outstanding at end of year                    3,827       $   26       3,588       $29         2,743         $23
                                              =====                    =====                   =====
Exercisable at end of year                    2,792       $   26       1,363       $24         2,106         $23
                                              =====                    =====                   =====
Weighted-average fair value of options
   granted during the year                   $   --                   $ 6.13                  $ 6.31
                                              =====                    =====                   =====
Shares available for future grants            1,726                    1,572                   3,324
                                              =====                    =====                   =====

         Exercise prices for options exercised during 1998 ranged from approximately $21 to $26. Exercise prices for options outstanding as of December 31, 1998 ranged from approximately $17 to $35, except for 748,312 options granted in connection with the 1998 acquisition of EIS discussed in Note 2 for which the range is $0.54 to $16. The weighted-average remaining contractual life of those options is approximately 7 years.

         On March 31, 1994, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1994 through 1998 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 1998, the two officers have earned 84,000 and 42,000 shares, respectively. 99,000 shares which were forfeited under this plan became available for grants under the Company's 1992 Stock Option and Incentive Plan in 1998. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on March 31, 2004.


7. INCOME TAXES


Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities are as follows:

IN THOUSANDS                                1998        1997
--------------------------------------------------------------
Employee and retiree benefits            $57,642     $53,228
Property, plant and equipment             25,728      25,704
Other                                     11,586      10,117
                                         ---------------------
                                         $94,956     $89,049
                                         =====================

                              GENUINE PARTS COMPANY

         The components of income tax expense are as follows:


IN THOUSANDS                      1998       1997       1996
--------------------------------------------------------------
Federal:
   Current                    $184,397   $171,676   $164,585
   Deferred                     10,379     13,843     13,930
State                           38,547     37,684     36,642
                              --------------------------------
                              $233,323   $223,203   $215,157
                              ================================



The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:


IN THOUSANDS                          1998          1997          1996
-------------------------------------------------------------------------
Statutory rate applied to
  pre-tax income                  $206,191      $197,960      $190,831
Plus state income taxes, net
  of Federal tax benefit            25,056        24,494        23,818
Other                                2,076           749           508
                                  ---------------------------------------
                                  $233,323      $223,203      $215,157
                                  =======================================


8. EMPLOYEE BENEFIT PLANS


The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits include amounts related to a supplemental retirement plan.

                                                            Pension Benefits     Other Postretirement Benefits
IN THOUSANDS                                             1998            1997          1998          1997
---------------------------------------------------------------------------------------------------------------
CHANGES IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year         $ 454,083       $ 433,625       $ 2,999       $ 3,821
Service cost                                           16,427          15,631           (76)          (48)
Interest cost                                          34,629          31,650           138           242
Plan participants' contributions                           --              --         2,359         2,100
Plan amendments                                            --          (9,241)           --            --
Actuarial loss (gain)                                  82,711            (445)         (711)           --
Gross benefits paid                                   (20,982)        (17,137)       (3,282)       (3,116)
                                                    ----------------------------------------------------------
Net benefit obligation at end of year               $ 566,868       $ 454,083       $ 1,427       $ 2,999
                                                    ==========================================================

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning of year      $ 590,733       $ 487,753       $    --       $    --
Actual return on plan assets                           69,848          97,277            --            --
Employer contributions                                  7,840          22,840           924         1,016
Plan participants' contribution                            --              --         2,358         2,100
Gross benefits paid                                   (20,982)        (17,137)       (3,282)       (3,116)
                                                    ----------------------------------------------------------
Fair value of plan assets at end of year            $ 647,439       $ 590,733       $    --       $    --
                                                    ==========================================================

         The following table sets forth the funded status of the plans and the amount recognized in the balance sheet at December 31.

                                                 Pension Benefits       Other Postretirement Benefits
IN THOUSANDS                                   1998            1997          1998          1997
-------------------------------------------------------------------------------------------------------
Funded status at end of year                $  80,572       $ 136,608       $(1,427)      $(2,999)
Unrecognized net actuarial loss                76,433           4,796        (2,799)       (2,269)
Unrecognized prior service cost               (18,020)        (20,885)           --            --
Unrecognized net transition obligation            781           1,041            --            --
                                            -----------------------------------------------------------
Net amount recognized at end of year        $ 139,766       $ 121,560       $(4,226)      $(5,268)
                                            ===========================================================

         Net pension cost (income) included the following components:

                                                                        Pension Benefits             Other Postretirement Benefits
IN THOUSANDS                                                1998           1997           1996        1998        1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                            $ 16,427       $ 15,631       $ 13,991       $ (76)      $ (48)      $ 55
Interest cost                                             34,629         31,650         29,548         138         242        452
Expected return on plan assets                           (59,123)       (47,957)       (41,806)         --          --         --
Amortization of unrecognized transition obligation           260            260            260          --          --         --
Amortization of prior service cost                        (2,865)        (2,409)        (2,018)         --          --         --
Amortization of actuarial loss (gain)                        471          1,214          1,711        (180)       (140)        --
                                                        -------------------------------------------------------------------------
Net periodic pension (income) cost                      $(10,201)      $ (1,611)      $  1,686       $(118)      $  54       $507
                                                        =========================================================================

                              GENUINE PARTS COMPANY

Assumptions used in the accounting for the defined benefit plans and postretirement plan are as follows:

                                                        Pension Benefits      Other Postretirement Benefits
                                                       1998          1997          1998          1997
-----------------------------------------------------------------------------------------------------------
Weighted-average discount rate                         7.10%         7.40%         7.10%         7.40%
Rate of increase in future compensation levels         4.15%         4.15%           --            --
Expected long-term rate of return on assets           10.00%        10.00%           --            --
Health care cost trend on covered charges                --            --          8.25%         8.75%

         Effect of a one percentage point change in the 1998 assumed health care cost trend:

                                                   Decrease      Increase
-----------------------------------------------------------------------------
Total service and interest cost components
   on net periodic postretirement health care
   benefit cost                                    $  (116)      $   49
Accumulated postretirement benefit
   obligation for health care benefits              (1,164)       1,606

         The increase in the net benefit obligation at the end of the year was primarily due to the decrease in the weighted-average discount rate from 7.4% to 7.1%.

         At December 31, 1998, the Company sponsored pension plan held 863,995 shares of common stock of the Company with a market value of $28,889,830. Dividend payments received by the plan on Company stock totaled $840,000 and $797,000 in 1998 and 1997, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

         The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $4,491,000 in 1998, $3,953,000 in 1997, and $3,743,000 in 1996,
respectively.


9. SEGMENT DATA


         The segment data for the past five years presented on page 26 is an integral part of these financial statements.

         The Company is primarily engaged in the distribution of merchandise, principally automotive and industrial replacement parts, office supplies, and electrical/electronic materials throughout the United States, Canada and Mexico.

         In the automotive segment, the Company distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses. In addition, this segment of the business includes the rebuilding of some automotive parts and the distribution of replacement parts for certain types of farm equipment, motorcycles, motorboats and small engines.

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

         The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

         Intersegment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash, cash equivalents and headquarters' facilities and equipment.