Form 10-K, Exhibit 13
period 1999-12-31
GENUINE PARTS CO
filed 2000-03-10
CIK 40987

                                                                      EXHIBIT 13


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
GENUINE PARTS COMPANY

         We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

February 4, 2000

SELECTED FINANCIAL DATA

                                                                         YEAR ENDED DECEMBER 31,
In thousands, except per share data                  1999           1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------------------
Net sales                                         $7,981,687     $6,614,032     $6,005,245     $5,720,474     $5,261,904
Cost of goods sold                                 5,587,557      4,611,525      4,178,642      4,002,971      3,654,703
Selling, administrative and other expenses         1,766,063      1,413,390      1,261,003      1,172,270      1,096,407
Income before income taxes                           628,067        589,117        565,600        545,233        510,794
Income taxes                                         250,445        233,323        223,203        215,157        201,626
Net income                                        $  377,622     $  355,794     $  342,397     $  330,076     $  309,168
Average common shares outstanding during year -
  assuming dilution*                                 179,238        180,081        180,165        182,189        184,375
Per common share:*
  Diluted net income                              $     2.11     $     1.98     $     1.90     $     1.81     $     1.68
  Dividends declared                                    1.04           1.00            .96            .89            .84
  December 31 closing stock price                      24.81          33.44          33.94          29.67          27.33
Long-term debt, less current maturities              702,417        588,640        209,490        110,241         60,607
Shareholders' equity                               2,177,517      2,053,332      1,859,468      1,732,054      1,650,882
Total assets                                      $3,929,672     $3,600,380     $2,754,363     $2,521,631     $2,274,132
========================================================================================================================
*Adjusted to reflect the three-for-two stock split in 1997.

SELECTED RATIO ANALYSIS

                                                                       YEAR ENDED DECEMBER 31,
IN % OF NET SALES                                  1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------
  Cost of goods sold                              70.00%         69.72%         69.58%         69.98%         69.46%
  Selling, administrative and other expenses      22.13          21.37          21.00          20.49          20.84
  Income before income taxes                       7.87           8.91           9.42           9.53           9.71
  Net income                                       4.73           5.38           5.70           5.77           5.88
Rate earned on shareholders' equity
  at the beginning of each year                   18.39%         19.13%         19.77%         19.99%         20.26%
===================================================================================================================


MARKET AND DIVIDEND INFORMATION
High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange.

                                         SALES PRICE OF COMMON SHARES
QUARTER                                1999                        1998
---------------------------------------------------------------------------------
                                 HIGH        LOW             HIGH        LOW
First                           $33.81      $27.81          $38.25      $32.44
Second                           35.25       28.06           38.00       32.75
Third                            35.75       25.25           35.50       29.88
Fourth                           27.50       22.25           33.94       28.25

                              Dividends Declared Per Share
                              1999                    1998
----------------------------------------------------------
First                         $.26                    $.25
Second                        $.26                    $.25
Third                         $.26                    $.25
Fourth                        $.26                    $.25

Number of Record Holders of Common Stock: 7,322

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

December 31, 1999

         RESULTS OF OPERATIONS: Net sales in 1999 increased for the 50th consecutive year to a record high of $7.98 billion. This was an increase of 21% over the prior year amount of $6.6 billion and compares with increases of 10% in 1998, and 5% in 1997. Excluding the effect of acquisitions, sales would have increased approximately 7% in 1999. Sales for the Automotive Parts Group increased 25% in 1999 versus 6% in 1998, reflecting the full year impact of acquisitions made in 1998 and 1999 and increased market share. Price increases for the Automotive Parts Group were flat in 1999 and 1998. Sales for the Industrial Parts Group increased 7% in 1999 versus 8% in 1998, reflecting geographic growth through acquisitions, opening new branches and moderate growth in industrial production. Price increases for the Industrial Parts Group were 1% in 1999 and 1998. Sales for the Office Products Group increased 9% in 1999 and 4% in 1998, reflecting geographic growth, increased market share, expanded product offerings and an increased customer base. Price increases for the Office Products Group were less than 1% in 1999 and 1998. Sales for the Electrical/Electronic Group which the Company acquired July 1, 1998 reached $522 million for 1999. Price increases for the Electrical/Electronic Group, were also less than 1% in 1999 and 1998.

         Costs of goods sold was 70.0% of net sales in 1999 compared to 69.7% in 1998 and to 69.6% in 1997. Selling, administrative and other expenses increased 25% in 1999 to $1.8 billion versus (8% increase, excluding 1999 acquisitions) a 12% increase in 1998 (8% increase, excluding 1998 acquisitions) and was 22.1% of net sales in 1999, 21.4% of net sales in 1998, and 21.0% of net sales in 1997. Selling, administrative and other expenses increased as a percentage to sales as a result of additional acquisition costs including interest expense and goodwill amortization. Increased salaries and benefits plus expenses due to the year 2000 and e-commerce initiatives also contributed to this increase. The effective income tax rate was 39.9% in 1999 as compared to 39.6% in 1998 and 39.5% in 1997. The increase in the tax rate in 1999 primarily related to the effect of international operations. Net income as a percent of net sales was 4.7% in 1999, 5.4% in 1998, and 5.7% in 1997. Net income in 1999 increased to $377.6 million, reflecting a 6.1% increase over 1998 net income of $355.8 million. Net income in 1998 increased 4% over 1997 net income of $342.4 million. Diluted earnings per share were $2.11 in 1999 compared to $1.98 in 1998 for an increase of 6.6%.

         LIQUIDITY AND SOURCES OF CAPITAL: The ratio of current assets to current liabilities was 3.2 to 1 at the close of 1999 with current assets amounting to 73.7% of total assets. Trade accounts receivable and inventories increased 10.9% and 6.7% respectively, while working capital increased 6.1%. Excluding the impact of acquisitions made in 1999, the increases in accounts receivable and inventory would have been 6.4% and 3.4%, respectively. The increase in working capital has been financed principally from the Company's cash flow generated by operations. At December 31, 1998, $95 million was outstanding under an unsecured revolving line of credit with a bank. This line was canceled during 1999. In 1998, the Company obtained a $200 million revolving line of credit maturing in December 2003. At December 31, 1999, $200 million was outstanding on this line. Also during 1998, the Company obtained a $200 million, 364 day line of credit maturing in December, 2000. At December 31, 1999, $16.8 million was outstanding on this line. Interest on these lines is charged at the one month LIBOR plus .55% (6.37% as of December 31, 1999) and is reset quarterly based on the Company's leverage ratio. No amounts were outstanding at December 31, 1998 under these lines of credit.

         At December 31, 1999, the Company had the following unsecured term notes: $50 million, 5.95%, due 2001; $50 million, 5.98%, due 2002; $50 million,
LIBOR plus .25%, due 2005; $50 million, LIBOR plus .25%, due 2008; $231 million, LIBOR plus .55%, due 2003; $49 million, 6.43% due 2000; and $72 million in other borrowings. In addition, the weighted average interest rate on the Company's outstanding borrowings was approximately 6.3% and 5.7% at December 31, 1999 and 1998, respectively. Total interest expense for all borrowings was $41.5 million and $20.1 million in 1999 and 1998 respectively.

         In addition, the Company had the following Canadian dollar denominated borrowings translated into U.S. dollars at December 31, 1999: $100 million line of credit, banker's acceptance rate plus


  EARNINGS PER SHARE*                                 DIVIDENDS PER SHARE*
      in dollars                                           in dollars
  '90           1.19                                  '90            .61
  '91           1.21                                  '91            .65
  '92           1.27                                  '92            .67
  '93           1.38                                  '93            .71
  '94           1.55                                  '94            .77
  '95           1.68                                  '95            .84
  '96           1.81                                  '96            .89
  '97           1.90                                  '97            .96
  '98           1.98                                  '98           1.00
  '99           2.11                                  '99           1.04

*Restated to reflect stock splits.

 .55%, due 2004, $22 million outstanding; a line of credit secured by accounts receivable, $42 million, banker's acceptance rate plus .22%; and $2 million in other borrowings.

         In August 1999, the Company completed the repurchase of 15 million shares authorized by the Board of Directors in 1994. The Board authorized the repurchase of an additional 15 million shares on April 19, 1999. Through December 31, 1999, approximately 1.4 million shares have been repurchased under this new authorization.

         Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 2000. Capital expenditures during 1999 and 1998 amounted to $88 million compared to $90 million in 1997. The amounts reflect the Company's continuing geographic expansion as well as the upgrading of existing facilities. It is anticipated that capital expenditures in 2000 will be approximately the same as 1999.

         The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements was approximately $429 million at December 31, 1999. Accordingly, a 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company.

         IMPACT OF YEAR 2000: In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

         FORWARD-LOOKING STATEMENTS: The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in our Company's filings with the Securities and Exchange Commission and in our reports to shareholders. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to revenue, market share and net income growth, or statements expressing general optimism about future operating results, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. There are many factors which could cause actual results to differ materially from those anticipated by statements made herein. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission.

         QUARTERLY RESULTS OF OPERATIONS: Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 1999 and 1998 by approximately $35.7 million ($.20 per share) and $27.7 million ($.15 per share), respectively. Miscellaneous year-end adjustments primarily relate to changes in management's estimates and assumptions related to the valuation of inventory, the calculation of volume purchasing rebates earned and other adjustments to judgmental reserves which cannot be accurately determined until the end of the year.

         The following is a summary of the quarterly results of operations for the years ended December 31, 1999 and 1998.


                                    Three Months Ended
-----------------------------------------------------------------------------------
                       March 31,        June 30,        Sept. 30,        Dec. 31,
-----------------------------------------------------------------------------------
                            (in thousands except for per share data)
1999
----
Net Sales              $1,901,357       $2,022,894       $2,082,229      $1,975,207
Gross Profit              550,890          590,057          603,164         650,019
Net Income                 86,066           92,569           90,637         108,350
Basic Net Income per
  Common Share                .48              .52              .51             .61
Diluted Net Income
  per Common Share            .48              .52              .51             .61



1998
----
Net Sales              $1,533,138       $1,619,383       $1,760,102      $1,701,409
Gross Profit              446,736          477,403          514,425         563,943
Net Income                 79,998           85,884           86,139         103,773
Basic Net Income per
  Common Share                .45              .48              .48             .58
Diluted Net Income
  per Common Share            .45              .48              .48             .58

SEGMENT DATA

                                                                               Year Ended December 31,
Dollars in thousands                                    1999            1998            1997            1996           1995
---------------------------------------------------------------------------------------------------------------------------
Net sales:
   Automotive                                     $4,084,775      $3,262,406      $3,071,153      $3,008,105     $2,804,086
   Industrial                                      2,156,134       2,008,789       1,853,270       1,677,859      1,509,566
   Office products                                 1,218,367       1,122,420       1,080,822       1,034,510        948,252
   Electrical/electronic material                    522,411         220,417              --              --             --
---------------------------------------------------------------------------------------------------------------------------
      Total net sales                             $7,981,687      $6,614,032      $6,005,245      $5,720,474     $5,261,904
===========================================================================================================================
Operating profit
   Automotive                                     $  396,871      $  343,629      $  325,188      $  322,956     $  308,818
   Industrial                                        186,203         176,456         166,367         151,129        133,016
   Office products                                   118,345         113,821         110,793         103,439         93,997
   Electrical/electronic materials                    23,343          12,030              --              --             --
---------------------------------------------------------------------------------------------------------------------------
     Total operating profit                          724,762         645,936         602,348         577,524        535,831

Interest expense                                     (41,487)        (20,096)        (13,365)         (8,498)        (3,419)
Corporate expense                                    (35,324)        (32,186)        (26,943)        (29,057)       (25,939)
Equity in (loss) income from investees                (3,675)          3,329           6,730           9,398          8,298
Goodwill amortization                                (12,708)         (5,157)         (1,624)         (1,548)        (1,265)
Minority interest                                     (3,501)         (2,709)         (1,546)         (2,586)        (2,712)
---------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                   $  628,067      $  589,117      $  565,600      $  545,233     $  510,794
===========================================================================================================================
Assets:
  Automotive                                      $2,034,417      $1,966,774      $1,623,644      $1,478,023     $1,304,211
  Industrial                                         758,206         671,454         584,356         524,998        479,652
  Office products                                    503,904         442,220         380,804         376,616        357,821
  Electrical/electronic materials                    174,258         147,074              --              --             --
  Corporate                                           18,588          18,385          18,611          15,662         12,876
  Goodwill and equity investments                    440,299         354,473         146,948         126,332        119,572
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                $3,929,672      $3,600,380      $2,754,363      $2,521,631     $2,274,132
===========================================================================================================================
Depreciation and amortization:
   Automotive                                     $   51,563      $   43,637      $   40,675      $   34,265     $   29,147
   Industrial                                         10,926           8,619           6,688           5,860          4,985
   Office products                                     8,814           8,391           7,865           7,437          6,705
   Electrical/electronic materials                     4,173           1,508              --              --             --
   Corporate                                           1,783           1,993           2,015           1,335          1,132
   Goodwill                                           12,708           5,157           1,624           1,548          1,265
---------------------------------------------------------------------------------------------------------------------------
      Total depreciation and amortization         $   89,967      $   69,305      $   58,867      $   50,445     $   43,234
===========================================================================================================================
Capital expenditures:
   Automotive                                     $   57,710      $   69,154      $   68,305      $   80,682     $   67,643
   Industrial                                         11,275           6,972          13,451           7,330         12,132
   Office products                                    16,085           6,901           6,069           5,652         10,587
   Electrical/electronic materials                     3,113           4,688              --              --             --
   Corporate                                             100             546           2,600           1,494            407
---------------------------------------------------------------------------------------------------------------------------
      Total capital expenditures                  $   88,283      $   88,261      $   90,425      $   95,158     $   90,769
===========================================================================================================================
Net sales:
  United States                                   $7,345,707      $6,535,020      $5,977,012      $5,697,053     $5,241,653
  Canada                                             585,504          79,012          28,233          23,421         20,251
  Mexico                                              50,476              --              --              --             --
---------------------------------------------------------------------------------------------------------------------------
     Total net sales                              $7,981,687      $6,614,032      $6,005,245      $5,720,474     $5,261,904
===========================================================================================================================
Net long-lived assets:
   United States                                  $  620,837      $  545,452      $  412,344      $  366,119     $  323,167
   Canada                                            207,672         187,951           6,495           6,725          7,576
   Mexico                                             25,333          15,338          15,767          16,196         16,625
---------------------------------------------------------------------------------------------------------------------------
     Total net long-lived assets                  $  853,842      $  748,741      $  434,606      $  389,040     $  347,368
===========================================================================================================================

CONSOLIDATED BALANCE SHEETS



                                                                                                         DECEMBER 31,
Dollars in thousands                                                                                 1999            1998
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                    $   45,735          $   84,972
  Trade accounts receivable                                                                     1,006,663             907,561
  Merchandise inventories                                                                       1,771,789           1,660,233
  Prepaid expenses and other assets                                                                71,016              30,591
-----------------------------------------------------------------------------------------------------------------------------
                                                                    TOTAL CURRENT ASSETS        2,895,203           2,683,357
Goodwill, less accumulated amortization (1999--$25,286; 1998--$12,578)                            440,299             344,733
Other Assets                                                                                      180,627             168,282

PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                                             40,912              40,238
  Buildings, less allowance for depreciation (1999--$90,305; 1998--$85,107)                       138,012             131,712
  Machinery and equipment, less allowance for depreciation
    (1999--$312,716; 1998--$270,467)                                                              234,619             232,058
-----------------------------------------------------------------------------------------------------------------------------
                                                       NET PROPERTY, PLANT AND EQUIPMENT          413,543             404,008
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               $3,929,672          $3,600,380
=============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable                                                                       $  581,010          $  509,532
  Current portion of long-term debt and other borrowings                                          133,056             156,316
  Accrued compensation                                                                             69,956              54,696
  Other accrued expenses                                                                           58,603              31,252
  Dividends payable                                                                                45,355              44,776
  Income taxes payable                                                                             28,032              21,837
-----------------------------------------------------------------------------------------------------------------------------
                                                               TOTAL CURRENT LIABILITIES          916,012             818,409
LONG-TERM DEBT                                                                                    702,417             588,640
DEFERRED INCOME TAXES                                                                              87,466              94,956
MINORITY INTERESTS IN SUBSIDIARIES                                                                 46,260              45,043

SHAREHOLDERS' EQUITY:
  Preferred Stock, par value $1 per share--authorized 10,000,000 shares; none issued                   --                  --
  Common Stock, par value $1 per share--authorized
    450,000,000 shares; issued 177,275,602 shares
    in 1999; 179,505,151 shares in 1998                                                           177,276             179,505
  Additional paid-in capital                                                                           --              19,989
  Accumulated other comprehensive income                                                           (6,857)             (3,110)
  Retained earnings                                                                             2,007,098           1,856,948
-----------------------------------------------------------------------------------------------------------------------------
                                                              TOTAL SHAREHOLDERS' EQUITY        2,177,517           2,053,332
-----------------------------------------------------------------------------------------------------------------------------
                                                                                               $3,929,672          $3,600,380
=============================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Year Ended December 31,
Dollars in thousands, except per share data                                      1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
Net Sales                                                                  $7,981,687     $6,614,032     $6,005,245
Cost of goods sold                                                          5,587,557      4,611,525      4,178,642
-------------------------------------------------------------------------------------------------------------------
                                                                            2,394,130      2,002,507      1,826,603
Selling, administrative and other expenses                                  1,766,063      1,413,390      1,261,003
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    628,067        589,117        565,600
Income taxes                                                                  250,445        233,323        223,203
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $  377,622     $  355,794     $  342,397
===================================================================================================================
Basic net income per common share                                          $     2.11     $     1.98     $     1.91
===================================================================================================================
Diluted net income per common share                                        $     2.11     $     1.98     $     1.90
===================================================================================================================
Average common shares outstanding                                             178,746        179,416        179,592
Dilutive effect of stock options and non-vested restricted stock awards           492            665            573
-------------------------------------------------------------------------------------------------------------------
Average common shares outstanding--assuming dilution                          179,238        180,081        180,165
===================================================================================================================

See accompanying notes.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                       Accumulated
                                                  Common Stock            Additional      Other                          Total
                                             -----------------------       Paid-in    Comprehensive      Retained     Shareholders'
Dollars in thousands                           Shares        Amount        Capital        Income         Earnings        Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                   180,048,435    $180,048       $     --       $    --        $1,552,006     $1,732,054
  Net income                                          --          --             --            --           342,397        342,397
                                                                                                                        ----------
  Comprehensive income                                                                                                     342,397
                                                                                                                        ----------
  Cash dividends declared                             --          --             --            --          (172,334)      (172,334)
  Stock options exercised,
    including tax benefit                        656,443         657         12,270            --                --         12,927
  Purchase of stock                           (2,427,927)     (2,428)       (32,784)           --           (41,549)       (76,761)
  Stock issued in connection
    with acquisitions                            671,025         671         20,514            --                --         21,185
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                 178,947,976     178,948             --            --         1,680,520      1,859,468
  Net income                                          --          --             --            --           355,794        355,794
  Foreign currency translation adjustment             --          --             --        (3,110)               --         (3,110)
                                                                                                                        ----------
  Comprehensive income                                                                                                     352,684
                                                                                                                        ----------
  Cash dividends declared                             --          --             --            --          (179,366)      (179,366)
  Stock options exercised,
    including tax benefit                        284,153         284          5,465            --                --          5,749
  Purchase of stock                           (2,311,580)     (2,312)       (74,023)           --                --        (76,335)
  Stock issued in connection
    with acquisitions                          2,584,602       2,585         88,547            --                --         91,132
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                 179,505,151     179,505         19,989        (3,110)        1,856,948      2,053,332
  Net income                                          --          --             --            --           377,622        377,622
  Foreign currency translation adjustment             --          --             --        (3,747)               --         (3,747)
                                                                                                                        ----------
  Comprehensive income                                                                                                     373,875
                                                                                                                        ----------
  Cash dividends declared                             --          --             --            --          (185,870)      (185,870)
  Stock options exercised                        322,003         322          6,168            --                --          6,490
  Purchase of stock                           (3,863,353)     (3,863)       (65,663)           --           (41,602)      (111,128)
  Stock issued in connection
    with acquisitions                          1,311,801       1,312         37,772            --                --         39,084
  Other                                               --          --          1,734            --                --          1,734
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                 177,275,602    $177,276       $     --       $(6,857)       $2,007,098     $2,177,517
==================================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             Year Ended December 31,
Dollars in thousands                                                                 1999              1998              1997
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                       $   377,622       $   355,794       $   342,397
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization                                                     89,967            69,305            58,867
    Gain on sale of property, plant and equipment                                     (4,595)           (1,664)           (5,014)
    Provision for deferred taxes                                                      12,347            10,379            13,843
    Equity in loss (income) from investees                                             3,675            (3,329)           (6,730)
    Income applicable to minority interests                                            3,501             2,709             1,546
    Changes in operating assets and liabilities:
      Trade accounts receivable                                                      (42,846)          (74,165)          (63,715)
      Merchandise inventories                                                        (28,671)         (107,290)          (87,777)
      Trade accounts payable                                                          12,104            14,158             3,299
      Other, net                                                                     (56,857)           18,388            (6,107)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     (11,375)          (71,509)          (91,788)
--------------------------------------------------------------------------------------------------------------------------------
                                    NET CASH PROVIDED BY OPERATING ACTIVITIES        366,247           284,285           250,609

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                            (88,283)          (88,261)          (90,425)
Proceeds from sale of property, plant and equipment                                   10,254            67,522            11,580
Acquisition of businesses, net of cash acquired                                      (89,272)         (310,911)          (16,045)
Other                                                                                  4,848             6,088            (7,870)
--------------------------------------------------------------------------------------------------------------------------------
                                       NET CASH USED IN INVESTING ACTIVITIES        (162,453)         (325,562)         (102,760)

FINANCING ACTIVITIES
Proceeds from credit facilities                                                    2,579,675         1,173,359           949,000
Payments on credit facilities                                                     (2,530,429)         (874,175)         (860,712)
Stock options exercised                                                                6,490             5,749            12,927
Dividends paid                                                                      (184,247)         (178,027)         (169,156)
Purchase of stock                                                                   (111,128)          (76,335)          (76,761)
Other                                                                                 (3,328)            2,905             2,303
--------------------------------------------------------------------------------------------------------------------------------
                          NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES       (242,967)           53,476          (142,399)
                                      EFFECT OF EXCHANGE RATE CHANGES ON CASH            (64)              (50)               --
--------------------------------------------------------------------------------------------------------------------------------
                         NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS        (39,237)           12,149             5,450
                               CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         84,972            72,823            67,373
--------------------------------------------------------------------------------------------------------------------------------
                                     CASH AND CASH EQUIVALENTS AT END OF YEAR    $    45,735        $   84,972         $  72,823
================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes                                                                   $   244,250        $  200,280         $ 212,178
================================================================================================================================
  Interest                                                                       $    39,888        $   18,867         $  12,871
================================================================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Genuine Parts Company and all of its subsidiaries (the "Company"). Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

         USE OF ESTIMATES The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

         FOREIGN CURRENCY TRANSLATION The balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively.

         CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been $141,041,000 and $134,814,000 higher than reported at December 31, 1999 and December 31, 1998, respectively.

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

         OTHER ASSETS Other assets consists primarily of a prepaid pension asset.

         FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable, long-term debt and other borrowings approximate their respective fair values. Fair values are based primarily on quoted prices for those or similar instruments.

         REVENUE RECOGNITION The Company recognizes revenues from product sales upon shipment to its customers.

         NET INCOME PER COMMON SHARE Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 4,265,000 shares of common stock at prices ranging from $26 to $35 per share were outstanding during 1999 but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares. The dilutive effect of options to purchase 748,312 shares of common stock at an average exercise price of approximately $7 per share issued in connection with a July 1, 1998 acquisition have been included in the computation of diluted net income per common share since the date of the acquisition.

         NEW ACCOUNTING PRONOUNCEMENTS In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and for Hedging Activities. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value assets, liabilities, or firm commitments through earnings or recognized in comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company is required to adopt Statement No. 133 in 2001, however, management does not expect its adoption to have a significant impact on the Company's financial position or results of operation.

2. ACQUISITIONS

         In 1999, the Company acquired certain distributors in 14 separate transactions. The aggregate purchase price for all 1999 acquisitions was approximately $126,900,000. Net sales included in the consolidated statement of income associated with the 1999 transactions totals approximately $311,400,000. Effective

July 1, 1999, the Company made an additional $5,300,000 investment in Grupo Auto Todo, a Mexico-based automotive parts distributor, increasing the Company's equity ownership to 73%.

         On July 1, 1998, the Company acquired EIS, Inc. and subsidiaries ("EIS"), a distributor of electrical/electronic materials for a combination of cash and stock valued at approximately $180,000,000, which includes certain non-compete agreements.

         On December 1, 1998, the Company acquired the remaining outstanding shares of UAP Inc., a Montreal, Canada-based automotive parts distributor, for cash totaling approximately $231,000,000. The Company also made other individually insignificant acquisitions during 1998.

         All 1999 and 1998 acquisitions were accounted for under the purchase method of accounting. Goodwill, representing the excess of the purchase price over the fair value of the net assets acquired, totaled approximately $108,300,000 and $287,799,000 for the 1999 and 1998 acquisitions, respectively. All acquired businesses are included in the Company's consolidated statements of income from the dates of acquisition.

         The Company's unaudited pro forma results of operations for 1999 and 1998 applicable to 1999 acquisitions is not significantly different from the Company's actual results of operations. The following table summarizes the Company's unaudited pro forma results of operations for 1998 and 1997 as if the 1998 acquisitions had occurred on January 1, 1997:

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS           1998              1997
--------------------------------------------------------------------------
Pro forma net sales                           $7,351,037        $7,055,103
Pro forma net income                          $  359,133        $  344,681
Pro forma basic net income
  per common share                            $     2.00        $     1.92
Pro forma diluted net income
  per common share                            $     1.99        $     1.91


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

3.       CREDIT FACILITIES

         Amounts outstanding under the Company's credit facilities consist of the following:

                                                            December 31
IN THOUSANDS                                           1999              1998
--------------------------------------------------------------------------------
U.S. DOLLAR DENOMINATED BORROWINGS:
  Unsecured revolving line of credit,
    $200,000,000, Libor plus .55%
    due December 2003                               $200,000         $        --
  Unsecured 364 day line of credit,
    $200,000,000, Libor plus .55%,
    due December 2000                                 16,800                  --
  Unsecured revolving lines of credit,
    $100,000,000, federal funds rate
    plus .10%, due May 1999                               --              95,000
  Unsecured term notes:
    December 27, 1996, 5.95% fixed until
      March 2000, then Libor plus .25%
      due December 2001                               50,000              50,000
    October 31, 1997, 5.98% fixed until
      October 2000, then the higher of 5.98%
      or Libor plus .25%, due October 2002            50,000              50,000
    July 1, 1998, Libor plus .25%,
      due October 2008                                50,000              50,000
    October 1, 1998, Libor plus .25%,
      due October 2008                                50,000              50,000
    December 26, 1995, 5.98% fixed,
      due December 2000                                   --              50,000
    September 18, 1997, 6.125% fixed,
      due September 2002                                  --              50,000
    December 1, 1998, Libor plus .55%,
      due December 2003                              231,367             231,367
    December 10, 1999, 6.43% fixed,
      due February 2000                               49,464                  --
  Other borrowings                                    71,858              12,259
CANADIAN DOLLAR DENOMINATED BORROWINGS
  TRANSLATED INTO U.S. DOLLARS:
  Unsecured revolving lines of credit,
    $100,000,000, Banker's Acceptance rate
    plus .55%, due January 2004                       22,144              47,706
  Line of credit, $41,544,000 and $49,013,000
    at December 31, 1999 and 1998,
    respectively, secured by accounts
    receivable, Banker's Acceptance rate
    plus .22%, cancelable on 30 days notice
    or due March 2003                                 41,544              49,013
  Other borrowings                                     2,296                  --
  Unsecured demand loan, Libor plus .25%                  --               9,611
--------------------------------------------------------------------------------
                                                     835,473             744,956
Current portion of long-term debt and
  other borrowings                                   133,056             156,316
--------------------------------------------------------------------------------
                                                    $702,417            $588,640
================================================================================

         The principal amount of the Company's borrowings subject to variable rates totaled approximately $674,602,000 and $532,697,000 at December 31, 1999 and 1998, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.3% and 5.7% at December 31, 1999 and 1998, respectively.

         The Company enters into interest rate swap agreements to manage interest rate risk, thereby reducing exposure to future interest rate movements. Under interest rate swap agreements, the parties agree to exchange, at specific intervals, the difference between the fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount. At December 31, 1999, the Company was committed to receive an average variable rate of 5.9% and pay an average fixed rate of 5.6% on notional amounts of $245,696,000. The Company's notional amounts of interest rate swaps expire as follows: $27,696,000 in 2003, $100,000,000 in 2008 and $118,000,000 in 2009. The fair value of all such interest rate swap agreements was approximately $9,500,000 at December 31, 1999.

         The Company guaranteed borrowings of affiliates totaling approximately $62,400,000 at December 31, 1999.

         The $231,367,000 term note also contains one restrictive covenant, whereby the Company must maintain a debt to equity ratio not greater than 50%. Total interest expense for all borrowings was $41,487,000 in 1999, $20,096,000 in 1998 and $13,365,000 in 1997.

         Approximate maturities under the Company's credit facilities are as follows (in thousands):

2000                     $133,056
2001                       62,890
2002                       62,916
2003                      443,906
2004                        1,079
Subsequent to 2004        131,626
---------------------------------
                         $835,473
=================================

4. SHAREHOLDERS' EQUITY

         The Company has a Shareholder Protection Rights Agreement which includes the distribution of rights to common shareholders under certain defined circumstances. The rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 20% or more of the common stock. The Company is entitled to redeem each right for one cent.

5. LEASED PROPERTIES

         The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1999 (in thousands):


2000                     $ 83,922
2001                       64,724
2002                       49,049
2003                       35,730
2004                       25,634
Subsequent to 2004        101,746
---------------------------------
                         $360,805
=================================

         In November 1998, the Company sold land and buildings with a carrying value of approximately $50,000,000 under a sale leaseback arrangement. A gain of approximately $10,000,000 was deferred and is being amortized over the term of the lease. Rental expense for operating leases was $100,546,000 in 1999, $76,834,000 in 1998, and $65,137,000 in 1997.

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

         In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

         Pro forma information regarding net income and earnings per share is required by Statement 123 determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1997, respectively: risk-free interest rates of 5.5% and 6.4%; dividend yield of 3.5% and 2.5%; volatility factor of the expected market price of the Company's common stock of
 .07 and .12, and an expected life of the option of 7.1 years and 5.4 years. No options were granted during 1998.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except per share amounts):

                                                                1999       1998       1997
--------------------------------------------------------------------------------------------
Pro forma net income........................................  $374,801   $351,875   $338,978
Pro forma basic net income per common share.................  $   2.10   $   1.96   $   1.89
Pro forma diluted net income per common share...............  $   2.09   $   1.95   $   1.88

     A summary of the Company's stock option activity and related information are as follows:

                                                     1999                 1998               1997
-----------------------------------------------------------------------------------------------------------
                                                         Weighted             Weighted             Weighted
                                                         Average              Average              Average
                                               Shares    Exercise   Shares    Exercise   Shares    Exercise
                                               (000's)    Price     (000's)    Price     (000's)    Price
-----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year.............    3,827     $26       3,588      $29       2,743      $23
Granted......................................    2,046      32          --       --       1,790       35
Issued in connection with acquisitions.......       --      --         748        7          --       --
Exercised....................................     (430)     23        (413)      24        (907)      20
Forfeited....................................      (55)     33         (96)      35         (38)      21
                                                ------              ------               ------
Outstanding at end of year...................    5,388     $28       3,827      $26       3,588      $29
                                                ======              ======               ======
Exercisable at end of year...................    2,715     $27       2,792      $26       1,363      $24
                                                ======              ======               ======
Weighted-average fair value of options
  granted during the year....................   $ 3.78              $   --               $ 6.13
                                                ======              ======               ======
Shares available for future grants...........    8,735               1,726                1,572
                                                ======              ======               ======

     Exercise prices for options exercised during 1999 ranged from approximately $17 to $35. Exercise prices for options outstanding as of December 31, 1999 ranged from approximately $18 to $35, except for 748,312 options granted in connection with the 1998 acquisition of EIS discussed in Note 2 for which the range is approximately $0.54 to $16. The weighted-average remaining contractual life of those options is approximately 6 years.

     On February 25, 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 1999, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on February 25, 2009.

7. INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


In thousands                                                   1999      1998
--------------------------------------------------------------------------------
Deferred tax assets related to:
  Expenses not yet deducted for tax purposes................ $ 48,249   $ 47,545
  Other.....................................................    3,324      1,104
------------------------------------------------------------------------ -------
                                                               51,573     48,649

Deferred tax liabilities related to:
  Employee and retiree benefits.............................   69,489     64,261
  Inventory.................................................   41,980     40,704
  Property and equipment....................................   26,156     26,049
  Other.....................................................   16,881     16,412
------------------------------------------------------------------------ -------
                                                              154,506    147,426
Net deferred tax liability..................................  102,933     98,777
Current portion of deferred tax liability (included in
  income taxes payable).....................................   15,467      3,821
--------------------------------------------------------------------------------
Non-current deferred tax liability.........................  $ 87,466   $ 94,956
================================================================================

         The components of income tax expense are as follows:


In thousands                     1999             1998            1997
------------------------------------------------------------------------
Current:
 Federal                       $200,188         $184,397        $171,676
 State                           37,910           38,547          37,684
Deferred                         12,347           10,379          13,843
------------------------------------------------------------------------
                               $250,445         $233,323        $223,203
========================================================================


         The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

In thousands                       1999             1998            1997
-------------------------------------------------------------------------
Statutory rate applied to
 pre-tax income                $219,824         $206,191        $197,960
Plus state income taxes,
 net of Federal tax benefit      24,641           25,056          24,494
Other                             5,980            2,076             749
-------------------------------------------------------------------------
                               $250,445         $233,323        $223,203
=========================================================================

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



                                                           Pension Benefits            Other Postretirement Benefits
In thousands                                              1999           1998            1999                 1998
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year           $566,868       $454,083          $1,427              $ 2,999
Service cost                                            21,564         16,427             118                  (76)
Interest cost                                           40,332         34,629             (11)                 138
Plan participants' contributions                            --             --           2,716                2,359
Actuarial (gain) loss                                  (36,608)        82,711            (266)                (711)
Gross benefits paid                                    (17,660)       (20,982)         (3,564)              (3,282)
-------------------------------------------------------------------------------------------------------------------------
Net benefit obligation at end of year                 $574,496       $566,868          $  420             $  1,427
=========================================================================================================================

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning of year        $647,439       $590,733         $    --             $     --
Actual return on plan assets                            30,220         69,848              --                   --
Employer contributions                                  10,492          7,840             848                  924
Plan participants' contribution                             --             --           2,716                2,358
Gross benefits paid                                    (17,660)       (20,982)         (3,564)              (3,282)
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $670,491       $647,439         $    --             $     --
========================================================================================================================


         The follow table sets forth the funded status of the plans and the amount recognized in the balance sheet at December 31.



                                                           Pension Benefits            Other Postretirement Benefits
In thousands                                              1999           1998             1999                1998
----------------------------------------------------------------------------------------------------------------------
Funded status at end of year                         $ 95,995        $ 80,571          $  (420)            $(1,427)
Unrecognized net actuarial loss                        72,740          76,434           (2,614)             (2,799)
Unrecognized prior service cost                       (14,702)        (18,020)              --                  --
Unrecognized net transition obligation                    521             781               --                  --
----------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                 $154,554        $139,766          $(3,034)            $(4,226)
======================================================================================================================

         Net pension cost (income) included the following components:


                                                             Pension Benefits          Other Postretirement Benefits
In thousands                                           1999        1998        1997            1999    1998    1997
---------------------------------------------------------------------------------------------------------------------
Service cost                                           $ 21,564    $ 16,427    $15,631         $118    $ (76)   $ (48)
Interest cost                                            40,332      34,629     31,650          (11)     138      242
Expected return on plan assets                          (64,146)    (59,123)   (47,957)          --       --       --
Amortization of unrecognized transition obligation          260         260        260           --       --       --
Amortization of prior service cost                       (2,840)     (2,865)    (2,409)          --       --       --
Amortization of actuarial loss (gain)                       499         471      1,214          237     (180)    (140)
---------------------------------------------------------------------------------------------------------------------
Net periodic pension (income) cost                     $ (4,331)   $(10,201)   $(1,611)        $344    $(118)    $ 54
=====================================================================================================================

         The assumptions used in the accounting for the defined benefit plans and postretirement plan are as follows:

                                                           Pension Benefits             Other Postretirement Benefits
                                                       1999               1998           1999                  1998
-------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                          7.75%              7.10%         7.75%                 7.10%
Rate of increase in future compensation levels          4.15%              4.15%           --                    --
Expected long-term rate of return on assets            10.00%             10.00%           --                    --
Health care cost trend on covered charges                 --                 --          8.00%                 8.25%
-------------------------------------------------------------------------------------------------------------------

         The effect of a one percentage point change in the 1999 assumed health care cost trend is as follows:


In thousands                                      Decrease          Increase
----------------------------------------------------------------------------
Total service and interest cost components
  on net periodic postretirement health care
  benefit cost                                    $ (127)              $ 185
Accumulated postretirement benefit
  obligation for health care benefits             (1,254)              1,786
----------------------------------------------------------------------------

         At December 31, 1999, the Company sponsored pension plan held 870,369 shares of common stock of the Company with a market value of approximately $21,600,000. Dividend payments received by the plan on Company stock totaled approximately $901,000 and $840,000 in 1999 and 1998, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

         The Company has a defined contribution plan which covers substantially all of its employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $4,599,000 in 1999, $4,491,000 in 1998, and $3,953,000 in 1997.

9.  SEGMENT DATA

         The segment data for the past five years presented on page 24 is an integral part of these financial statements.

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

         Intersegment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill amortization and minority interests. Net long-lived assets by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash, cash equivalents and headquarters' facilities and equipment.