Form 10-K, Exhibit 13
period 2000-12-31
GENUINE PARTS CO
filed 2001-03-12
CIK 40987

                                                                      EXHIBIT 13

                             SELECTED FINANCIAL DATA


                                                                                    YEAR ENDED DECEMBER 31,
In thousands, except per share data                              2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------------------------------
Net sales*                                                    $8,369,857   $7,950,822   $6,587,576   $5,981,224   $5,697,592
Cost of goods sold*                                            5,764,360    5,436,056    4,468,568    4,049,104    3,878,879
Selling, administrative and other expenses*                    1,958,747    1,886,699    1,529,891    1,366,520    1,273,480
Income before income taxes                                       646,750      628,067      589,117      565,600      545,233
Income taxes                                                     261,427      250,445      233,323      223,203      215,157
Net income                                                    $  385,323   $  377,622   $  355,794   $  342,397   $  330,076
Average common shares outstanding during year -
   assuming dilution**                                           175,327      179,238      180,081      180,165      182,189
Per common share:**
   Diluted net income                                         $     2.20   $     2.11   $     1.98   $     1.90   $     1.81
   Dividends declared                                               1.10         1.04         1.00          .96          .89
   December 31 closing stock price                                 26.19        24.81        33.44        33.94        29.67
Long-term debt, less current maturities                          770,581      702,417      588,640      209,490      110,241
Shareholders' equity                                           2,260,806    2,177,517    2,053,332    1,859,468    1,732,054

Total assets                                                  $4,142,114   $3,929,672   $3,600,380   $2,754,363   $2,521,631
============================================================================================================================

 * Prior years have been reclassified in connection with the 2000 adoption of certain new accounting pronouncements.

**  Adjusted to reflect the three-for-two stock split in 1997.


                             SELECTED RATIO ANALYSIS

                                                                                  YEAR ENDED DECEMBER 31,
In % of net sales                                             2000          1999           1998           1997           1996
------------------------------------------------------------------------------------------------------------------------------
   Cost of goods sold*                                       68.87%         68.37%         67.83%         67.70%         68.08%
   Selling, administrative and other expenses*               23.40          23.73          23.22          22.85          22.35
   Income before income taxes                                 7.73           7.90           8.94           9.46           9.57
   Net income                                                 4.60           4.75           5.40           5.72           5.79
Rate earned on shareholders' equity
   at the beginning of each year                             17.70%         18.39%         19.13%         19.77%         19.99%
==============================================================================================================================

* Prior years have been reclassified in connection with the 2000 adoption of certain new accounting pronouncements.

                        MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange.


                                                     SALES PRICE OF COMMON SHARES
Quarter                                              2000                    1999
----------------------------------------------------------------------------------------
                                               High         Low        High         Low
First                                         $25.56      $19.94      $33.81      $27.81
Second                                         26.69       20.00       35.25       28.06
Third                                          22.19       18.25       35.75       25.25
Fourth                                         26.44       18.63       27.50       22.25

                                                      DIVIDENDS DECLARED PER SHARE
                                                     2000                     1999
----------------------------------------------------------------------------------
First                                               $.275                     $.26
Second                                               .275                      .26
Third                                                .275                      .26
Fourth                                               .275                      .26

Number of Record Holders of Common Stock: 8,102

                                  SEGMENT DATA

                                                                    YEAR ENDED DECEMBER 31,
Dollars in thousands                              2000            1999           1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------
Net sales:
   Automotive                                $  4,163,814    $  4,084,775    $  3,262,406    $  3,071,153    $  3,008,105
   Industrial                                   2,342,686       2,156,134       2,008,789       1,853,270       1,677,859
   Office products                              1,336,500       1,218,367       1,122,420       1,080,822       1,034,510
   Electrical/electronic materials                557,866         522,411         220,417              --              --
   Other                                          (31,009)        (30,865)        (26,456)        (24,021)        (22,882)
-------------------------------------------------------------------------------------------------------------------------
      Total net sales                        $  8,369,857    $  7,950,822    $  6,587,576    $  5,981,224    $  5,697,592
=========================================================================================================================

Operating profit:
   Automotive                                $    381,250    $    383,830    $    330,988    $    315,303    $    311,816
   Industrial                                     206,193         186,203         176,456         166,367         151,129
   Office products                                134,343         118,345         113,821         110,793         103,439
   Electrical/electronic materials                 28,010          23,343          12,030              --              --
-------------------------------------------------------------------------------------------------------------------------
      Total operating profit                      749,796         711,721         633,295         592,463         566,384

Interest expense                                  (63,496)        (41,487)        (20,096)        (13,365)         (8,498)
Corporate expense                                 (23,277)        (22,283)        (19,545)        (17,058)        (17,917)
Equity in (loss) income from investees                 --          (3,675)          3,329           6,730           9,398
Goodwill amortization                             (13,843)        (12,708)         (5,157)         (1,624)         (1,548)
Minority interests                                 (2,430)         (3,501)         (2,709)         (1,546)         (2,586)
-------------------------------------------------------------------------------------------------------------------------
      Income before income taxes             $    646,750    $    628,067    $    589,117    $    565,600    $    545,233
=========================================================================================================================

Assets:
   Automotive                                $  2,099,610    $  2,034,417    $  1,966,774    $  1,623,644    $  1,478,023
   Industrial                                     840,585         758,206         671,454         584,356         524,998
   Office products                                542,406         503,904         442,220         380,804         376,616
   Electrical/electronic materials                190,635         174,258         147,074              --              --
   Corporate                                       17,443          18,588          18,385          18,611          15,662
   Goodwill and equity investments                451,435         440,299         354,473         146,948         126,332
-------------------------------------------------------------------------------------------------------------------------
      Total assets                           $  4,142,114    $  3,929,672    $  3,600,380    $  2,754,363    $  2,521,631
=========================================================================================================================

Depreciation and amortization:
   Automotive                                $     51,546    $     51,563    $     43,637    $     40,675    $     34,265
   Industrial                                      11,617          10,926           8,619           6,688           5,860
   Office products                                  9,598           8,814           8,391           7,865           7,437
   Electrical/electronic materials                  4,391           4,173           1,508              --              --
   Corporate                                        1,308           1,783           1,993           2,015           1,335
   Goodwill                                        13,843          12,708           5,157           1,624           1,548
-------------------------------------------------------------------------------------------------------------------------
      Total depreciation and amortization    $     92,303   $      89,967    $     69,305    $     58,867    $     50,445
=========================================================================================================================

Capital expenditures:
   Automotive                                $     35,031   $      57,710    $     69,154    $     68,305    $     80,682
   Industrial                                      20,054          11,275           6,972          13,451           7,330
   Office products                                  9,116          16,085           6,901           6,069           5,652
   Electrical/electronic materials                  3,183           3,113           4,688              --              --
   Corporate                                        3,745             100             546           2,600           1,494
-------------------------------------------------------------------------------------------------------------------------
      Total capital expenditures             $     71,129   $      88,283    $     88,261    $     90,425    $     95,158
=========================================================================================================================

Net sales:
   United States                             $  7,665,498    $  7,345,707    $  6,535,020    $  5,977,012    $  5,697,053
   Canada                                         633,715         585,504          79,012          28,233          23,421
   Mexico                                         101,653          50,476              --              --              --
   Other                                          (31,009)        (30,865)        (26,456)        (24,021)        (22,882)
-------------------------------------------------------------------------------------------------------------------------
      Total net sales                        $  8,369,857    $  7,950,822    $  6,587,576    $  5,981,224    $  5,697,592
=========================================================================================================================

Net long-lived assets:
   United States                             $    618,818    $    620,837    $    545,452    $    412,344    $    366,119
   Canada                                         201,895         207,672         187,951           6,495           6,725
   Mexico                                          25,982          25,333          15,338          15,767          16,196
-------------------------------------------------------------------------------------------------------------------------
      Total net long-lived assets            $    846,695    $    853,842    $    748,741    $    434,606    $    389,040
=========================================================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                DECEMBER 31, 2000


RESULTS OF OPERATIONS:

    Net sales in 2000 increased for the 51st consecutive year to a record high of $8.37 billion. This was an increase of 5% over the prior year amount of $7.95 billion and compares with increases of 21% in 1999, and 10% in 1998. Excluding the effect of acquisitions, sales would have increased approximately 7% in 1999. Sales for the Automotive Parts Group increased 2% in 2000 versus 25% (5% excluding acquisitions) in 1999 and 6% in 1998. Price increases for the Automotive Parts Group were 1% in 2000 and flat in 1999 and 1998. Sales for the Industrial Parts Group increased 9% in 2000 versus 7% in 1999 and 8% in 1998, reflecting geographic expansion through new branches and acquisitions and increased market share due to expanded product offerings and new markets. Price increases for the Industrial Parts Group were approximately 2% in 2000 and 1% in 1999 and 1998. Sales for the Office Products Group increased 10% in 2000, 9% in 1999 and 4% in 1998, reflecting additional market share, increased merchandising and marketing efforts and new product offerings. Price increases for the Office Products Group were approximately 1.7% in 2000 and less than 1% in 1999 and 1998. Sales for the Electrical/Electronic Group, which was acquired July 1, 1998, were up 7% for 2000 reflecting new product programs and expanded customer base. Price increases for the Electrical/Electronics Group were 1% in 2000 and less than 1% in 1999 and 1998.

    Costs of goods sold was 68.9% of net sales in 2000 compared to 68.4% in 1999 and to 67.8% in 1998. Selling, administrative and other expenses increased 4% in 2000 to $1.96 billion versus a 23% increase in 1999 (8% increase, excluding 1999 acquisitions) and was 23.4% of net sales in 2000, 23.7% of net sales in 1999, and 23.2% of net sales in 1998. Selling, administrative and other expenses decreased as a percentage of sales in 2000 due to improved operating efficiencies from integration of acquisitions and branch consolidations, as well as improved operating systems. Selling, administrative and other expenses increased as a percentage of sales in 1999 as a result of additional acquisition costs including interest expense, goodwill amortization and salaries and benefits plus increased information system expenses due to e-commerce initiatives. The effective income tax rate was 40.4% in 2000 as compared to 39.9% in 1999 and 39.6% in 1998. The increase in the tax rate in 2000 and 1999 primarily related to increased non-deductible goodwill amortization and the effect of international operations. Net income as a percent of net sales was 4.6% in 2000, 4.7% in 1999, and 5.4% in 1998. Net income in 2000 increased to $385.3 million, reflecting a 2% increase over 1999 net income of $377.6 million. Net income in 1999 increased 6% over 1998 net income of $355.8 million. Diluted earnings per share were $2.20 in 2000 compared to $2.11 in 1999 for an increase of 4.3%.

LIQUIDITY AND SOURCES OF CAPITAL:

    The ratio of current assets to current liabilities was 3.1 to 1 at the close of 2000 with current assets amounting to 73% of total assets. Trade accounts receivable and inventories increased 2% and 5% respectively, while working capital increased 3%. The increase in working capital has been financed principally from the Company's cash flow generated by operations.

    At December 31, 2000, the Company had the following unsecured revolving lines of credit: $200 million, LIBOR plus .55%, due 2003, $175 million outstanding; $200 million, LIBOR plus .55%, due 2002, $119 million outstanding; and $100 million, banker's acceptance rate, due 2001, $98 million outstanding. In


                              EARNINGS PER SHARE*
                                   IN DOLLARS


                                    [GRAPH]

*Restated to reflect stock splits

                              DIVIDENDS PER SHARE*
                                   IN DOLLARS


                                     [GRAPH]

*Restated to reflect stock splits
addition, the Company had the following unsecured term notes:$50 million, LIBOR plus .25%, due 2001; $50 million, 5.98%, due 2002; $50 million, LIBOR plus .25%, due 2005; $50 million, LIBOR plus .25%, due 2008; $231 million, LIBOR plus .55%, due 2003; and $44 million in other borrowings. Certain borrowings due in 2001 are classified as non-current in the Company's December 31, 2000 balance sheet as the Company has available committed sources of long-term financing. In addition, the weighted average interest rate on the Company's outstanding borrowings was approximately 6.7% and 6.3% at December 31, 2000 and 1999, respectively. Total interest expense for all borrowings was $63.5 million and $41.5 million in 2000 and 1999, respectively.

In addition, the Company had the following Canadian dollar denominated borrowings translated into U.S. dollars at December 31, 2000: a line of credit secured by accounts receivable, $39 million, banker's acceptance rate plus .27%; and $15 million in other borrowings.

In August 1999, the Company completed the repurchase of 15 million shares authorized by the Board of Directors in 1994. The Board authorized the repurchase of an additional 15 million shares on April 19, 1999. Through December 31, 2000, approximately 7 million shares have been repurchased under this new authorization.

Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 2001. Capital expenditures for 2000 amounted to $71 million and in 1999 and 1998 amounted to $88 million. The amounts reflect the Company's continuing geographic expansion as well as the upgrading of existing facilities. It is anticipated that capital expenditures in 2001 will be in the same range of 1998 through 2000.

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit, quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements was approximately $282 million at December 31, 2000. Accordingly, a 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company.

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

QUARTERLY RESULTS OF OPERATIONS:

Miscellaneous year-end adjustments resulted in increasing net income during the fourth quarter of 2000 and 1999 by approximately $32.0 million ($.18 per share) and $35.7 million ($.20 per share), respectively. Miscellaneous year-end adjustments primarily relate to changes in management's estimates and assumptions related to the valuation of inventory, the calculation of volume purchasing rebates earned and other adjustments to judgmental reserves which cannot be accurately determined until the end of the year.

The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 1999. The quarterly financial statements have been reclassified in connection with the Company's fourth quarter 2000 adoption of new accounting pronouncements related to the income statement classification of freight billed to customers and other discounts and incentives. These reclassifications had no effect on net income.

                                                Three Months Ended
------------------------------------------------------------------------------------
                               March 31,       June 30,     Sept. 30,      Dec. 31,
------------------------------------------------------------------------------------
   2000                               (in thousands except for per share data)
   ----
   Net Sales                  $ 2,070,992    $ 2,129,377   $ 2,150,572    $ 2,018,916
   Gross Profit                   620,052        649,671       655,797        679,977
   Net Income                      91,729         96,593        91,729        105,272
   Basic and Diluted
     Net Income per
     Common Share                     .52            .55           .53            .61

   1999
   Net Sales                  $ 1,894,941    $ 2,017,074   $ 2,073,256    $ 1,965,551
   Gross Profit                   579,920        620,952       633,669        680,225
   Net Income                      86,066         92,569        90,637        108,350
   Basic and Diluted
     Net Income per
     Common Share                     .48            .52           .51            .61


                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
GENUINE PARTS COMPANY

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 2, 2001
Atlanta, Georgia

                           CONSOLIDATED BALANCE SHEETS

                                                                                                       December 31,
Dollars in thousands                                                                            2000                  1999
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                $    27,738             $    45,735
   Trade accounts receivable                                                                  1,031,662               1,006,663
   Merchandise inventories                                                                    1,864,334               1,771,789
   Prepaid expenses and other assets                                                             95,747                  71,016
-------------------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL CURRENT ASSETS        3,019,481               2,895,203
Goodwill, less accumulated amortization (2000--$37,680; 1999--$25,286)                          451,435                 440,299
Other assets                                                                                    275,938                 180,627

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                          40,790                  40,912
   Buildings, less allowance for depreciation (2000--$96,714; 1999--$90,305)                    136,416                 138,012
   Machinery and equipment, less allowance for depreciation
      (2000--$340,228; 1999--$312,716)                                                          218,054                 234,619
-------------------------------------------------------------------------------------------------------------------------------
                                                     NET PROPERTY, PLANT AND EQUIPMENT          395,260                 413,543
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            $ 4,142,114             $ 3,929,672
===============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade accounts payable                                                                   $   635,499             $   581,010
   Current portion of long-term debt and other borrowings                                       151,452                 133,056
   Accrued compensation                                                                          58,661                  69,956
   Other accrued expenses                                                                        58,164                  58,603
   Dividends payable                                                                             47,494                  45,355
   Income taxes payable                                                                          37,043                  28,032
-------------------------------------------------------------------------------------------------------------------------------
                                                             TOTAL CURRENT LIABILITIES          988,313                 916,012
LONG-TERM DEBT                                                                                  770,581                 702,417
DEFERRED INCOME TAXES                                                                            77,814                  87,466
MINORITY INTERESTS IN SUBSIDIARIES                                                               44,600                  46,260

SHAREHOLDERS' EQUITY:
   Preferred Stock, par value $1 per share--authorized
      10,000,000 shares; none issued                                                                 --                      --
   Common Stock, par value $1 per share--authorized
      450,000,000 shares; issued 172,389,688 shares
      in 2000 and 177,275,602 shares in 1999                                                    172,390                 177,276
   Accumulated other comprehensive income                                                       (13,041)                 (6,857)
   Retained earnings                                                                          2,101,457               2,007,098
-------------------------------------------------------------------------------------------------------------------------------
                                                            TOTAL SHAREHOLDERS' EQUITY        2,260,806               2,177,517
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            $ 4,142,114             $ 3,929,672
===============================================================================================================================

See accompanying notes.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Year Ended December 31,
In thousands, except per share data                                           2000            1999            1998
--------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $8,369,857     $7,950,822     $6,587,576
Cost of goods sold                                                           5,764,360      5,436,056      4,468,568
--------------------------------------------------------------------------------------------------------------------
                                                                             2,605,497      2,514,766      2,119,008
Selling, administrative and other expenses                                   1,958,747      1,886,699      1,529,891
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                     646,750        628,067        589,117
Income taxes                                                                   261,427        250,445        233,323
--------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $  385,323     $  377,622     $  355,794
====================================================================================================================
Basic and diluted net income per common share                               $     2.20     $     2.11     $     1.98
====================================================================================================================
Average common shares outstanding                                              175,009        178,746        179,416
Dilutive effect of stock options and non-vested restricted stock awards            318            492            665
--------------------------------------------------------------------------------------------------------------------
Average common shares outstanding--assuming dilution                           175,327        179,238        180,081
====================================================================================================================

See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                    Accumulated
                                              Common Stock            Additional       Other                           Total
                                          ----------------------       Paid-In     Comprehensive    Retained       Shareholders'
Dollars in thousands                      Shares          Amount       Capital        Income        Earnings          Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998              178,947,976      $ 178,948      $     --     $      --      $ 1,680,520      $ 1,859,468
   Net income                                    --             --            --            --          355,794          355,794
   Foreign currency translation
      adjustment                                 --             --            --        (3,110)              --           (3,110)
                                                                                                                     -----------
   Comprehensive income                                                                                                  352,684
                                                                                                                     -----------
   Cash dividends declared                       --             --            --            --         (179,366)        (179,366)
   Stock options exercised,
      including tax benefit                 284,153            284         5,465            --               --            5,749
   Purchase of stock                     (2,311,580)        (2,312)      (74,023)           --               --          (76,335)
   Stock issued in connection with
      acquisitions                        2,584,602          2,585        88,547            --               --           91,132
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998            179,505,151        179,505        19,989        (3,110)       1,856,948        2,053,332
   Net income                                    --             --            --            --          377,622          377,622
   Foreign currency translation
      adjustment                                 --             --            --        (3,747)              --           (3,747)
                                                                                                                     -----------
   Comprehensive income                                                                                                  373,875
                                                                                                                     -----------
   Cash dividends declared                       --             --            --            --         (185,870)        (185,870)
   Stock options exercised,
       including tax benefit                322,003            322         6,168            --               --            6,490
   Purchase of stock                     (3,863,353)        (3,863)      (65,663)           --          (41,602)        (111,128)
   Stock issued in connection
      with acquisitions                   1,311,801          1,312        37,772            --               --           39,084
   Other                                         --             --         1,734            --               --            1,734
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999            177,275,602        177,276            --        (6,857)       2,007,098        2,177,517
   Net income                                    --             --            --            --          385,323          385,323
   Foreign currency translation
      adjustment                                 --             --            --        (6,184)              --           (6,184)
                                                                                                                     -----------
   Comprehensive income                                                                                                  379,139
                                                                                                                     -----------
   Cash dividends declared                       --             --            --            --         (192,455)        (192,455)
   Stock options exercised,
       including tax benefit                    386             --             8            --               --                8
   Purchase of stock                     (5,466,029)        (5,466)      (13,840)           --          (98,509)        (117,815)
   Stock issued in connection
       with acquisitions                    579,729            580        13,832            --               --           14,412
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000            172,389,688      $ 172,390      $     --      $(13,041)     $ 2,101,457      $ 2,260,806
================================================================================================================================

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               Year Ended December 31,
Dollars in thousands                                                                      2000             1999            1998
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                          $   385,323      $   377,622      $   355,794
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and amortization                                                       92,303           89,967           69,305
     Gain on sale of property, plant and equipment                                       (5,674)          (4,595)          (1,664)
     Deferred income taxes                                                               (6,714)          12,347           10,379
     Income applicable to minority interests                                              2,430            3,501            2,709
     Changes in operating assets and liabilities:
       Trade accounts receivable                                                        (14,298)         (42,846)         (74,165)
       Merchandise inventories                                                          (84,508)         (28,671)        (107,290)
       Trade accounts payable                                                            50,899           12,104           14,158
       Other, net                                                                      (105,336)         (51,662)          24,052
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        (70,898)          (9,855)         (62,516)
----------------------------------------------------------------------------------------------------------------------------------
                              NET CASH PROVIDED BY OPERATING ACTIVITIES                 314,425          367,767          293,278

INVESTING ACTIVITIES

Purchases of property, plant and equipment                                              (71,129)         (88,283)         (88,261)
Proceeds from sale of property, plant and equipment                                      10,605           10,254           67,522
Acquisition of businesses and other investments, net of cash acquired                   (46,226)         (89,272)        (310,911)
----------------------------------------------------------------------------------------------------------------------------------
                                  NET CASH USED IN INVESTING ACTIVITIES                (106,750)        (167,301)        (331,650)

FINANCING ACTIVITIES

Proceeds from credit facilities                                                       2,813,820        2,579,675        1,173,359
Payments on credit facilities                                                        (2,731,601)      (2,530,429)        (874,175)
Stock options exercised                                                                       8            6,490            5,749
Dividends paid                                                                         (189,995)        (184,247)        (178,027)
Purchase of stock                                                                      (117,815)        (111,128)         (76,335)
----------------------------------------------------------------------------------------------------------------------------------
                    NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                (225,583)        (239,639)          50,571
                                EFFECT OF EXCHANGE RATE CHANGES ON CASH                     (89)             (64)             (50)
----------------------------------------------------------------------------------------------------------------------------------
                   NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 (17,997)         (39,237)          12,149
                         CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  45,735           84,972           72,823
----------------------------------------------------------------------------------------------------------------------------------
                               CASH AND CASH EQUIVALENTS AT END OF YEAR             $    27,738      $    45,735      $    84,972
=================================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:
   Income taxes                                                                     $   252,416      $   244,250      $   200,280
=================================================================================================================================
   Interest                                                                         $    61,750      $    39,888      $    18,867
=================================================================================================================================

See accompanying notes.

                             NOTES TO CONSOLIDATED
                     FINANCIAL STATEMENTS DECEMBER 31, 2000

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

FOREIGN CURRENCY TRANSLATION

The balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income, net of income taxes.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

OTHER ASSETS

Other assets consist primarily of a prepaid pension asset, certain internal-use information systems projects in progress, and an investment accounted for under the cost method.

MERCHANDISE INVENTORIES

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been $155,831,000 and $141,041,000 higher than reported at December 31, 2000 and December 31, 1999, respectively.

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

SHIPPING AND HANDLING COSTS

Shipping and handling costs are classified as selling, general and administrative expenses in the accompanying consolidated statements of income and totaled approximately $200,000,000, $180,000,000 and $148,000,000 in the
years ended December 31, 2000, 1999, and 1998, respectively.

NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 4,325,000, 4,265,000, and 1,790,000 shares of common stock at prices ranging from $23 to $35 per share were outstanding at December 31, 2000, 1999 and 1998, respectively, but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares. The dilutive effect of options to purchase 748,312 shares of common stock at an average exercise price of approximately $7 per share issued in connection with a July 1, 1998 acquisition have been included in the computation of diluted net income per common share since the date of the acquisition.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". This statement requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for currently in earnings or comprehensive income depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.

The adoption of SFAS 133 will result in a $6,226,000 charge to other comprehensive income, net of tax, from a cumulative effect of a change in accounting principle, and a corresponding decrease in shareholders' equity in the Company's financial statements as of January 1, 2001.

In 2000, the Emerging Issues Task Force of the FASB reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Costs" and Issue 00-14 "Accounting for Certain Sales Incentives", (collectively, "the Issues"). The Company adopted the Issues in the fourth quarter of 2000 and prior year financial statements have been reclassified to conform to the requirements of the Issues. There was no effect on net income as a result of the adoption of the Issues. The net effect of the adoption of the Issues was a reduction in net sales of $31,009,000, $30,865,000, and $26,456,000; a decrease in cost of sales of
$159,418,000, $151,501,000, and $142,957,000; and an increase in selling, general, and administrative expenses of $128,409,000, $120,636,000, and $116,501,000 in the years ended December 31, 2000, 1999, and 1998, respectively.

2. ACQUISITIONS

Acquisitions have been accounted for under the purchase method of accounting. Goodwill, representing the excess of the purchase price over the fair value of the net assets acquired, totaled approximately $23,226,000, $108,300,000 and $287,799,000 for the 2000, 1999 and 1998 acquisitions, respectively. All acquired businesses are included in the Company's consolidated statements of income from the dates of acquisition.

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

3. CREDIT FACILITIES

Amounts outstanding under the Company's credit facilities consist of the following:


                                                               December 31
In Thousands                                            2000                    1999
--------------------------------------------------------------------------------------
U.S. DOLLAR DENOMINATED BORROWINGS:
  Unsecured revolving line of credit,
     $200,000,000, Libor plus .55%,
     due December 2003                                 $175,000               $200,000
  Unsecured 364 day line of credit,
     $200,000,000, Libor plus .55%,
     due January 2002                                   119,000                 16,800
  Unsecured revolving line of credit,
     $100,000,000, Banker's Acceptance
     rate, due February 2001                             98,249                 49,464
  Unsecured term notes:
     December 27, 1996, Libor plus
       .25%, due December 2001                           50,000                 50,000
     October 31, 1997, 5.98% fixed
       until October 2001, then the
       higher of 5.98% or Libor plus
       .25%, due October 2002                            50,000                 50,000
     July 1, 1998, Libor plus .25%,
       due July 2005                                     50,000                 50,000
     October 1, 1998, Libor plus .25%,
       due October 2008                                  50,000                 50,000
     December 1, 1998, Libor plus .55%,
       due December 2003                                231,367                231,367
     Other borrowings                                    43,742                 71,858
CANADIAN DOLLAR DENOMINATED
  BORROWINGS TRANSLATED INTO
  U.S. DOLLARS:
  Unsecured revolving lines of credit,
     CND$25,000,000, Banker's
     Acceptance rate plus .55%,
     due October 2002                                     8,540                     --
  Unsecured revolving lines of credit,
     CND$100,000,000, Banker's
     Acceptance rate plus .55%,
     due January 2004                                     6,770                 22,144
  Line of credit, CND$65,000,000,
     secured by accounts receivable,
     Banker's Acceptance rate plus .27%,
     cancelable on 30 days notice or due
     March 2003                                          39,365                 41,544
  Other borrowings                                           --                  2,296
--------------------------------------------------------------------------------------
                                                        922,033                835,473
Current portion of long-term debt
     and other borrowings                               151,452                133,056
--------------------------------------------------------------------------------------
                                                       $770,581               $702,417
======================================================================================

                             NOTES TO CONSOLIDATED
                         FINANCIAL STATEMENTS, CONTINUED

Under the unsecured revolving line of credit due in February 2001, approximately $49,000,000 has been classified as long-term as the Company has the current intent and available lines of credit to refinance these amounts on a long-term basis.

The principal amount of the Company's borrowings subject to variable rates totaled approximately $758,463,000 and $674,602,000 at December 31, 2000 and 1999, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.70% and 6.28% at December 31, 2000 and 1999, respectively.

The Company enters into interest rate swap agreements to manage interest rate risk, thereby reducing exposure to future interest rate movements. Under interest rate swap agreements, the parties agree to exchange, at specific intervals, the difference between the fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount. At December 31, 2000, the Company was committed to receive an average variable rate of 6.33% and pay an average fixed rate of 6.79% on notional amounts of $476,688,000. The Company's notional amounts of interest rate swaps expire as follows: $6,672,000 in 2001, $50,000,000 in 2002, $320,016,000 in 2003, $50,000,000 in 2005 and
$50,000,000 in 2008. The fair value of the liability for all such interest rate swap agreements was approximately $9,579,000 at December 31, 2000.

The Company guaranteed borrowings of affiliates totaling approximately $49,738,000 and $62,400,000 at December 31, 2000 and 1999, respectively.

The $231,367,000 term note contains one restrictive covenant, whereby the Company must maintain a debt to equity ratio not greater than 50%. Total interest expense for all borrowings was $63,496,000 in 2000, $41,487,000 in 1999 and $20,096,000 in 1998.

Approximate maturities under the Company's credit facilities are as follows (in thousands):

            2001                        $151,452
            2002                         245,685
            2003                         411,224
            2004                           7,009
            2005                          55,185
            Subsequent to 2005            51,478
            ------------------------------------
                                        $922,033
            ====================================


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

5. LEASED PROPERTIES

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000 (in thousands):

              2001                     $  87,268
              2002                        68,583
              2003                        48,648
              2004                        34,964
              2005                        25,000
              Subsequent to 2005          84,050
              ----------------------------------
                                        $348,513
              ==================================

Rental expense for operating leases was $98,689,000 in 2000, $100,546,000 in 1999, and $76,834,000 in 1998.

6. STOCK OPTIONS AND RESTRICTED STOCK AWARDS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123 determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: risk-free interest rates of 5.9% and 5.5%; dividend yield of 5.0% and 3.5%; volatility factor of the expected market price of the Company's common stock of .06 and .07, and an expected life of the option of 6 years and 7 years. No options were granted during 1998.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except per share amounts):


                                              2000                      1999                       1998
--------------------------------------------------------------------------------------------------------
Pro forma net income                     $   384,015               $   374,801               $   351,875
Pro forma basic net income
   per common share                      $      2.19               $      2.10               $      1.96
Pro forma diluted net
   income per common share               $      2.19               $      2.09               $      1.95


A summary of the Company's stock option activity and related information are as follows:


                                                       2000                        1999                     1998
----------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted                  Weighted                 Weighted
                                                               Average                   Average                  Average
                                                Shares        Exercise       Shares     Exercise      Shares     Exercise
                                                (000's)        Price        (000's)       Price      (000's)      Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               5,388         $   28          3,827         $26         3,588         $29
Granted                                        2,412             21          2,046          32            --          --
Issued in connection with acquisitions            --             --             --          --           748           7
Exercised                                         (8)            22           (430)         23          (413)         24
Forfeited                                       (279)            27            (55)         33           (96)         35
                                              ------                        ------                    ------
Outstanding at end of year                     7,513         $   26          5,388         $28         3,827         $26
                                              ======                        ======                    ======
Exercisable at end of year                     3,760         $   28          2,715         $27         2,792         $26
                                              ======                        ======                    ======
Weighted-average fair value of options
   granted during the year                    $ 1.36                        $ 3.78                    $   --
                                              ======                        ======                    ======
Shares available for future grants             6,602                         8,735                     1,726
                                              ======                        ======                    ======

The exercise price for options exercised during 2000 was approximately $22. Exercise prices for options outstanding as of December 31, 2000 ranged from approximately $13 to $35, except for 748,312 options granted in connection with the 1998 acquisition of EIS discussed in Note 2 for which the range is approximately $.54 to $18. The weighted-average remaining contractual life of those options is approximately 5 years.

On February 25, 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2000, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires on February 25, 2009.

7. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

In Thousands                                        2000             1999
-------------------------------------------------------------------------------
Deferred tax assets related to:
  Expenses not yet deducted for
  tax purposes                                  $ 69,271            $ 51,573
Deferred tax liabilities related to:
  Employee and retiree benefits                   80,989              69,489
  Inventory                                       37,144              41,980
  Property and equipment                          28,480              26,156
  Other                                           10,179              16,881
----------------------------------------------------------------------------
                                                 156,792             154,506
Net deferred tax liability                        87,521             102,933
Current portion of deferred
  tax liability (included in
  income taxes payable)                            9,707              15,467
----------------------------------------------------------------------------
Non-current deferred tax liability              $ 77,814            $ 87,466
============================================================================

                             NOTES TO CONSOLIDATED
                         FINANCIAL STATEMENTS, CONTINUED

The components of income tax expense are as follows:

In Thousands               2000              1999                 1998
------------------------------------------------------------------------
Current:
   Federal            $ 223,452             $200,188            $184,397
   State                 44,689               37,910              38,547
Deferred                 (6,714)              12,347              10,379
------------------------------------------------------------------------
                      $ 261,427             $250,445            $233,323
========================================================================

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

In Thousands                             2000                  1999              1998
----------------------------------------------------------------------------------------
Statutory rate applied to
   pre-tax income                       $226,363            $219,824            $206,191
Plus state income taxes, net
   of Federal tax benefit                 28,322              24,641              25,056
Other                                      6,742               5,980               2,076
----------------------------------------------------------------------------------------
                                        $261,427            $250,445            $233,323
========================================================================================

8. EMPLOYEE BENEFIT PLANS

The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits also include amounts related to a supplemental retirement plan.

                                                                  Pension Benefits                    Other Postretirement Benefits
In thousands                                                  2000                 1999                 2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year               $ 574,496             $ 566,868             $    420             $ 1,427
Service cost                                                 18,859                21,564                   88                (118)
Interest cost                                                41,363                40,332                  672                  11
Plan participants' contributions                                 --                    --                1,793               2,716
Plan amendments                                                 427                    --                7,134                  --
Actuarial (gain) loss                                       (42,865)              (35,760)               3,940                 (52)
Acquisitions/divestitures                                        --                    --                   22                  --
Gross benefits paid                                         (19,110)              (18,508)              (3,532)             (3,564)
-----------------------------------------------------------------------------------------------------------------------------------
Net benefit obligation at end of year                     $ 573,170             $ 574,496             $ 10,537             $   420
==================================================================================================================================

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning of year            $ 672,699             $ 647,440             $     --             $    --
Actual return on plan assets                                 39,189                33,276                   --                  --
Employer contributions                                        9,504                10,491                1,739                 848
Plan participants' contribution                                  --                    --                1,793               2,716
Gross benefits paid                                         (19,110)              (18,508)              (3,532)             (3,564)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                  $ 702,282             $ 672,699             $     --             $    --
==================================================================================================================================

The following table sets forth the funded status of the plans and the amount recognized in the balance sheet at December 31.

                                                                 Pension Benefits                     Other Postretirement Benefits
In thousands                                               2000                    1999                 2000                1999
-----------------------------------------------------------------------------------------------------------------------------------
Funded status at end of year                              $ 129,112             $  98,203             $(10,537)            $  (420)
Unrecognized net actuarial loss (gain)                       57,582                70,530                1,326              (2,614)
Unrecognized prior service cost (income)                    (11,328)              (14,702)               6,568                  --
Unrecognized net transition obligation                          260                   521                   --                  --
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                      $ 175,626             $ 154,552             $ (2,643)            $(3,034)
==================================================================================================================================

Net periodic pension (income) cost included the following components:


                                                                Pension Benefits                 Other Postretirement Benefits
In thousands                                              2000          1999          1998         2000      1999       1998
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                           $ 18,859      $ 21,564      $ 16,427      $   88     $(118)     $ (76)
Interest cost                                            41,363        40,332        34,629         672        11        138
Expected return on plan assets                          (69,154)      (64,146)      (59,123)         --        --         --
Amortization of unrecognized transition obligation          260           260           260          --        --         --
Amortization of prior service (cost) income              (2,911)       (2,840)       (2,865)        588        --         --
Amortization of actuarial loss (gain)                        50           499           471          --      (237)      (180)
-----------------------------------------------------------------------------------------------------------------------------------
Net periodic pension (income) cost                     $(11,533)     $ (4,331)     $(10,201)     $1,348     $(344)     $(118)
===================================================================================================================================


The assumptions used in the accounting for the defined benefit plans and postretirement plan are as follows:

                                                              Pension Benefits            Other Postretirement Benefits
In thousands                                                2000            1999              2000              1999
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                             7.63%            7.75%             7.63%            7.75%
Rate of increase in future compensation levels             4.15%            4.15%               --               --
Expected long-term rate of return on assets                9.85%           10.00%               --               --
Health care cost trend on covered charges                    --               --               7.5%            8.00%

The effect of a one percentage point change in the 2000 assumed health care cost trend is as follows:

In Thousands                                          Decrease          Increase
---------------------------------------------------------------------------------
Total service and interest cost components
   on net periodic postretirement
   health care benefit cost                           $(1,674)            $2,563
Accumulated postretirement benefit
   obligation for health care benefits                   (109)               173

At December 31, 2000, the Company-sponsored pension plan held approximately 1,558,819 shares of common stock of the Company with a market value of approximately $40,822,350. Dividend payments received by the plan on Company stock totaled approximately $986,000 and $901,000 in 2000 and 1999, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company has a defined contribution plan which covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $4,941,000 in 2000, $4,599,000 in 1999, and $4,491,000 in 1998.

9. SEGMENT DATA

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

In connection with a 2000 management reporting change, certain corporate expenses were reclassified to the Automotive segment for all years presented. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company's consolidated statements of income.