Form 10-K, Exhibit 13
period 2001-12-31
GENUINE PARTS CO
filed 2002-03-07
CIK 40987

                                                                      EXHIBIT 13



SELECTED FINANCIAL DATA

                                                                             Year ended December 31,
(in thousands, except per share data)                     2001          2000          1999          1998          1997
----------------------------------------------------------------------------------------------------------------------
Net sales                                           $8,220,668    $8,369,857    $7,950,822    $6,587,576    $5,981,224
Cost of goods sold(*)                                5,699,174     5,764,360     5,436,056     4,468,568     4,049,104
Selling, administrative and other expenses(*)        1,951,559     1,958,747     1,886,699     1,529,891     1,366,520
Facility consolidation and impairment charges(*)        73,922            --            --            --            --
Income before income taxes                             496,013       646,750       628,067       589,117       565,600
Income taxes                                           198,866       261,427       250,445       233,323       223,203
Net income                                          $  297,147    $  385,323    $  377,622    $  355,794    $  342,397
Average common shares outstanding during year -
  assuming dilution                                    173,633       175,327       179,238       180,081       180,165
Per common share:

  Diluted net income, excluding unusual charges     $     2.08    $     2.20    $     2.11    $     1.98    $     1.90
  Diluted net income                                      1.71          2.20          2.11          1.98          1.90
  Dividends declared                                      1.14          1.10          1.04          1.00           .96
  December 31 closing stock price                        36.70         26.19         24.81         33.44         33.94
Long-term debt, less current maturities                835,580       770,581       702,417       588,640       209,490
Shareholders' equity                                 2,345,123     2,260,806     2,177,517     2,053,332     1,859,468
Total assets                                        $4,206,646    $4,142,114    $3,929,672    $3,600,380    $2,754,363
----------------------------------------------------------------------------------------------------------------------

(*) Unusual charges totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses.

MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange


                                      Sales Price of Common Shares
Quarter                             2001                        2000
---------------------------------------------------------------------------
                              High         Low            High         Low
First                       $ 28.45      $ 23.91        $ 25.56      $19.94
Second                        31.50        25.28          26.69       20.00
Third                         34.56        26.93          22.19       18.25
Fourth                        37.94        31.85          26.44       18.63


                                      Dividends  Declared Per Share
                                    2001                        2000
First                              $.285                       $.275
Second                              .285                        .275
Third                               .285                        .275
Fourth                              .285                        .275


Number of Record Holders of Common Stock: 7,930

SEGMENT DATA

                                                                        Year ended December 31,
(dollars in thousands)                            2001            2000                    1999            1998            1997
------------------------------------------------------------------------------------------------------------------------------
Net Sales:
  Automotive                               $ 4,252,913     $ 4,163,814             $ 4,084,775     $ 3,262,406     $ 3,071,153
  Industrial                                 2,234,241       2,342,686               2,156,134       2,008,789       1,853,270
  Office products                            1,379,859       1,336,500               1,218,367       1,122,420       1,080,822
  Electrical/electronic materials              387,771         557,866                 522,411         220,417              --
  Other                                        (34,116)        (31,009)                (30,865)        (26,456)        (24,021)
------------------------------------------------------------------------------------------------------------------------------
    Total net sales                        $ 8,220,668     $ 8,369,857             $ 7,950,822     $ 6,587,576     $ 5,981,224
==============================================================================================================================
Operating profit:
  Automotive                               $   378,162     $   381,250             $   383,830     $   330,988     $   315,303
  Industrial                                   172,208         206,193                 186,203         176,456         166,367
  Office products                              141,762         134,343                 118,345         113,821         110,793
  Electrical/electronic materials                3,229          28,010                  23,343          12,030              --
------------------------------------------------------------------------------------------------------------------------------
    Total operating profit                     695,361         749,796                 711,721         633,295         592,463

Interest expense                               (59,416)        (63,496)                (41,487)        (20,096)        (13,365)
Corporate expense                              (27,670)        (23,277)                (22,283)        (19,545)        (17,058)
Equity in (loss) income from investees              --              --                  (3,675)          3,329           6,730
Goodwill and other amortization                (14,333)        (13,843)                (12,708)         (5,157)         (1,624)
Minority interests                              (3,077)         (2,430)                 (3,501)         (2,709)         (1,546)
Unusual Charges                                (94,852)             --                      --              --              --
------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes             $   496,013     $   646,750             $   628,067     $   589,117     $   565,600
==============================================================================================================================
Assets:
  Automotive                               $ 2,219,503     $ 2,099,610             $ 2,034,417     $ 1,966,774     $ 1,623,644
  Industrial                                   867,716         840,585                 758,206         671,454         584,356
  Office products                              538,468         542,406                 503,904         442,220         380,804
  Electrical/electronic materials              121,721         190,635                 174,258         147,074              --
  Corporate                                     17,160          17,443                  18,588          18,385          18,611
  Goodwill and equity investments              442,078         451,435                 440,299         354,473         146,948
------------------------------------------------------------------------------------------------------------------------------
    Total assets                           $ 4,206,646     $ 4,142,114             $ 3,929,672     $ 3,600,380     $ 2,754,363
==============================================================================================================================
Depreciation and amortization:
  Automotive                               $    45,094     $    51,546             $    51,563     $    43,637     $    40,675
  Industrial                                    11,992          11,617                  10,926           8,619           6,688
  Office products                                9,345           9,598                   8,814           8,391           7,865
  Electrical/electronic materials                4,009           4,391                   4,173           1,508              --
  Corporate                                      1,020           1,308                   1,783           1,993           2,015
  Goodwill and other                            14,333          13,843                  12,708           5,157           1,624
------------------------------------------------------------------------------------------------------------------------------
    Total depreciation and amortization    $    85,793     $    92,303             $    89,967     $    69,305     $    58,867
==============================================================================================================================
Capital expenditures:
  Automotive                               $    26,766     $    35,031             $    57,710     $    69,154     $    68,305
  Industrial                                     6,388          20,054                  11,275           6,972          13,451
  Office products                                5,941           9,116                  16,085           6,901           6,069
  Electrical/electronic materials                2,466           3,183                   3,113           4,688              --
  Corporate                                        383           3,745                     100             546           2,600
------------------------------------------------------------------------------------------------------------------------------
    Total capital expenditures             $    41,944     $    71,129             $    88,283     $    88,261     $    90,425
==============================================================================================================================
Net sales:
  United States                            $ 7,526,631     $ 7,665,498             $ 7,345,707     $ 6,535,020     $ 5,977,012
  Canada                                       629,330         633,715                 585,504          79,012          28,233
  Mexico                                        98,823         101,653                  50,476              --              --
  Other                                        (34,116)        (31,009)                (30,865)        (26,456)        (24,021)
------------------------------------------------------------------------------------------------------------------------------
    Total net sales                        $ 8,220,668     $ 8,369,857             $ 7,950,822     $ 6,587,576     $ 5,981,224
==============================================================================================================================
Net long-lived assets:
  United States                            $   579,635     $   618,818             $   620,837     $   545,452     $   412,344
  Canada                                       182,041         201,895                 207,672         187,951           6,495
  Mexico                                        25,534          25,982                  25,333          15,338          15,767
------------------------------------------------------------------------------------------------------------------------------
    Total net long-lived assets            $   787,210     $   846,695             $   853,842     $   748,741     $   434,606
==============================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

December 31, 2001

Results of Operations:

Years ended December 31, 2001 and 2000

Net sales in 2001 were $8.2 billion, a decline of 2% as compared to 2000. The Automotive Parts Group ("Automotive") and Office Products Group ("Office") increased sales by 2% and 3%, respectively. Price increases for Automotive were 2% in 2001 and 1% in 2000 and, for Office, 2% in 2001 and 1.7% in 2000. The Industrial Parts Group ("Industrial") and EIS, the Electrical/Electronic Group ("Electrical"), reported sales decreases of 5% and 30%, respectively, resulting from the economic slowdown in the industrial manufacturing and telecommunication sectors of the economy. Although Industrial and Electrical each had price increases of 1% in 2001 and 2% and 1%, respectively, in 2000, the effect of such increases was more than offset by volume declines.

In the fourth quarter of 2001, the Company's management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. The income statement effects of the foregoing Company actions are hereafter collectively referred to as "Unusual Charges." Following is a summary of the Unusual Charges ($107.8 million pre-tax; $64.4 million, net of tax) and accruals related to continuing liabilities associated with the Unusual Charges (in thousands):

                                                                                   Remaining
                                                                   Paid in       Liability at
Unusual Charges                   Total          Non-cash            2001        Dec. 31, 2001
----------------------------------------------------------------------------------------------
Impairment charges             $   49,400       $  (49,400)      $       --       $       --
Facility consolidation
 expenses                          17,900           (6,900)            (300)          10,700
Severance expenses                  6,700               --             (100)           6,600
----------------------------------------------------------------------------------------------
Facility consolidation
 and impairment charges            74,000          (56,300)            (400)          17,300
Inventory-related exit
 costs--cost of good sold          17,400          (17,400)              --               --
Other--selling,
 administrative and
 other expenses                    16,400          (15,800)              --              600
----------------------------------------------------------------------------------------------
                               $  107,800       $  (89,500)      $     (400)      $   17,900
==============================================================================================

Impairment charges are primarily comprised of two separate technology projects:
(1) an abandoned software system implementation in the Office Products Group totaling approximately $30 million, and (2) an impaired technology-related venture in the Automotive Group totaling approximately $15 million for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. The Company has identified certain distribution, branch and retail facilities, which will be consolidated with related facilities prior to December 31, 2002. The Company has appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. Severance expenses include charges for employees which have been or will be involuntarily terminated in connection with the Company's facility consolidation and management termination plans. All employee terminations will be completed prior to December 31, 2002. Inventory-related exit costs totaling approximately $17.4 million relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of sales in the statement of income. Other Unusual Charges have been classified as a component of selling, administrative, and other expenses. The Company's management does not believe the facility consolidations will result in any material decline in net sales, as all such facilities in the process of closure will be served by other Company-operated facilities.

Cost of goods sold was 69.3% of net sales in 2001 as compared to 68.9% in 2000. The slight increase in cost of goods sold as a percentage of net sales is primarily attributable to continued pricing pressures resulting from the recessionary economic conditions coupled with inventory-related exit costs discussed above totaling approximately $17.4 million. Selling, administrative and other expenses of $1.9 billion were flat from 2001 to 2000. At 23.7% of net sales in 2001, these expenses increased slightly from 23.4% in 2000. Excluding the effect of the Unusual Charges, selling, administrative, and other expenses declined by just over 1%, generally consistent with the sales decrease.

Operating profit as a percentage of sales was 8.5% in 2001 as compared to 9.0% in 2000. These results are reflective of the overall economic conditions in 2001 and the fixed costs inherent in distribution. Automotive operating margins decreased slightly from 9.2% in 2000 to 8.9% in 2001. Office operating margins showed slight improvement from 10.1% in 2000 to 10.3% in 2001. The current economic conditions continued to place the most pressure on the Industrial and Electrical segment. Industrial margins declined to 7.7% in 2001 from 8.8% in 2000. EIS, with a sales decrease in 2001 of 30%, had an operating margin of 1% in 2001 and 5% in 2000. The margin decline at EIS is because the operating expenses associated with EIS' business could not be reduced to the extent of the sales decline.

The effective income tax rate was 40.1% in 2001 as compared to 40.4% in 2000. Net income in 2001 was $297 million, reflecting a 23% decrease over 2000 net income. Net income as a percent of net sales was 3.6% in 2001 as compared to 4.6% in 2000. Excluding the effect of Unusual Charges, net income was down 6% from 2000 and was 4.4% of sales. This decrease in net income is primarily attributable to the sales decline. In 2001, diluted earnings per share were $1.71, a 22% decrease from $2.20 reported in 2000. Excluding Unusual Charges, diluted earnings per share were $2.08, a 5% decrease from 2000.

Years ended December 31, 2000 and 1999

Net sales increased 5% in 2000, and 21% in 1999. Excluding the effect of acquisitions, sales would have increased approximately 7% in 1999. Cost of goods sold was 68.9% of net sales in 2000 compared to 68.4% in 1999. Selling, administrative and other expenses increased 4% in 2000 and decreased to 23.4% of net sales in 2000 as compared to 23.7% in 1999 due primarily to improved operating efficiencies. The effective income tax rate was 40.4% in 2000 as compared to 39.9% in 1999. The increase in the tax rate in 2000 primarily related to increased non-deductible goodwill amortization and the effect of international operations. Net income as a percent of net sales was 4.6% in 2000 and 4.7% in 1999. Net income of $385.3 million in 2000 increased 2% over 1999 net income of $377.6 million. Diluted earnings per share were $2.20 in 2000 compared to $2.11 in 1999, an increase of 4%.

Sales for Automotive increased 2% in 2000 and 25% in 1999 (5% excluding acquisitions). Price increases were 1% in 2000. Automotive's operating profit decreased 1% in 2000 as compared to 1999. Industrial's operating profits increased 11% in 2000 as compared to 1999, consistent with a sales increase of 9% in 2000. Industrial price increases were 2% in 2000. The sales increases for Industrial were primarily volume related, reflective of geographic expansion and increased market share due to expanded product offerings and new markets. The Office segment reported sales increases of 10% in 2000 over 1999 and operating profit increases of 13.5% in the same period. Price increases were 1.7% in 2000. The sales and profit increases in the Office segment resulted from additional market share, increased merchandising and marketing efforts and new product offerings. EIS increased sales by 7% in 2000 and operating profits by 20%, reflecting new product programs and expanded customer bases. Price increases at EIS were 1% in 2000.

Liquidity and Capital Resources:

The ratio of current assets to current liabilities was 3.4 to 1 at the close of 2001 with current assets amounting to 75% of total assets. Trade accounts receivable decreased 2% and inventories increased 1%, while working capital increased 9.6%. The increase in working capital is primarily attributable to the reduction in the current portion of long-term debt as a result of new financing arrangements in 2001.

On November 30, 2001, the Company completed a $500 million financing arrangement with a consortium of financial institutions and insurance companies. At December 31, 2001, the Company had unsecured Senior Notes outstanding under this financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. In addition, at December 31, 2001, the Company had $7 million outstanding on a $200 million unsecured revolving line of credit, LIBOR plus .55%, due 2003, and the following unsecured term notes: $50 million, LIBOR plus .25%, due 2005; $50 million, LIBOR plus .25%, due 2008; and $231 million, LIBOR plus .55%, due 2003; and $27 million in other borrowings. In addition, the Company had the following Canadian dollar denominated borrowings translated into U.S. dollars at December 31, 2001: line of credit secured by accounts receivable, $19 million outstanding, banker's acceptance rate plus .27%; and $8 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2001, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 5.3% and 6.7% at December 31, 2001 and 2000, respectively. Total interest expense for all borrowings was $59.4 million and $63.5 million in 2001 and 2000, respectively.

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $62 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .55%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility is approximately $62 million at December 31, 2001. In addition, the Company guaranteed borrowings of affiliates totaling approximately $59.7 million and $49.7 million at December 31, 2001 and 2000, respectively.

In August 1999, the Company completed the repurchase of 15 million shares authorized by the Board of Directors in 1994. The Board authorized the repurchase of an additional 15 million shares on April 19, 1999. Through December 31, 2001, approximately 7.4 million shares have been repurchased under this new authorization.

Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 2002. Capital expenditures in 2001 were $42 million, $71 million in 2000 and $88 million in 1999. The reduction represents management's coordinated efforts to control capital expenditures.

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit, quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. Substantially all floating rate debt has been effectively fixed by interest rate swap agreements at December 31, 2001. Accordingly, a 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company. The fair value of interest rate swap agreements was approximately $31.6 million as of December 31, 2001.

This amount is included in other accrued expenses in the Company's consolidated balance sheet. Other than interest rate swaps, the Company does not have any other derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

Critical Accounting Policies

Inventories-- Provisions for Slow Moving and Obsolescence

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts -- Methodology

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2001, 2000 and 1999, the Company recorded provisions for bad debts of $26.5 million, $13.9 million and $14.4 million, respectively.

Evaluation of the Recoverability of Goodwill

The Company has recorded goodwill from prior business combinations amounting to approximately $442 million at December 31, 2001. Goodwill is presently being amortized using a straight-line method over 40 years. For the years ended December 31, 2001, 2000, and 1999, the amount of goodwill amortization included in the Company's consolidated statements of income was $14.3 million, $13.8 million, and $12.7 million, respectively.

The Company's current accounting policy for evaluating the recoverability of goodwill is based upon management's estimates of the future undiscounted cash flows attributable to the acquired business as compared to the carrying value of the corresponding goodwill and other long-lived assets. Management's estimates of the undiscounted cash flows are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. In connection with performing this impairment evaluation at December 31, 2001, the Company did not identify any significant amounts of goodwill considered to be impaired.

Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets" ("Statement 142"). Statement 142 requires companies to discontinue the amortization of goodwill and to apply an impairment only approach. This new approach requires the use of valuation techniques and methodologies significantly different than the present undiscounted cash flow policy being followed by the Company.

In connection with the adoption of Statement 142, the Company's conclusions about the valuation and recoverability of goodwill may change. The impairment only approach may result in impairment charges and reductions in the carrying amount of goodwill on the balance sheet upon adoption. Subsequent to the initial adoption of Statement 142, the impairment only approach may also have the effect of increasing the volatility of the Company's earnings if additional goodwill impairment occurs at a future date.

Consideration Received from Vendors

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2002 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Forward-Looking Statements:

Statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations, and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission.

Quarterly Results of Operations:

The preparation of interim financial statements requires management to make estimates and assumptions for the amounts reported in the condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim financial statements for the accrual of bad debts, inventory adjustments, and volume rebates earned. Bad debts are accrued based on a percentage of sales and volume rebates are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end.

The Unusual Charges discussed above resulted in a decrease in net income in the fourth quarter of 2001 of $.37 per share. Without the Unusual Charges, diluted income per share would have been $.51 per share in the quarter ended December 31, 2001. For the quarters ended December 31, 2001 and 2000, year-end adjustments resulted in increasing net income during the fourth quarter by approximately $13.5 million and $32.0 million ($.08 per share and $.18 per share), respectively.

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000.

                                       Three Months Ended
                       ----------------------------------------------------------
                        March 31,        June 30,       Sept. 30,        Dec. 31,
                       ----------------------------------------------------------
2001                      (in thousands except for per share data)
Net Sales              $2,054,972      $2,118,976      $2,099,191      $1,947,529
Gross Profit              623,159         642,977         630,312         625,046
Net Income                 89,273          94,688          88,216          24,970
Basic and Diluted
  Net Income per
  Common Share                .52             .55             .51             .14

2000
Net Sales              $2,070,992      $2,129,377      $2,150,572      $2,018,916
Gross Profit              620,052         649,671         655,797         679,977
Net Income                 91,729          96,593          91,729         105,272
Basic and Diluted
  Net Income per
  Common Share                .52             .55             .53             .61

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31,2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

February 4, 2002
Atlanta, Georgia

CONSOLIDATED BALANCE SHEETS


                                                                                             December 31,
(dollars in thousands)                                                                    2001             2000
----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                       $    85,770       $    27,738
   Trade accounts receivable                                                         1,010,728         1,031,662
   Merchandise inventories                                                           1,890,037         1,864,334
   Prepaid expenses and other assets                                                   159,677            95,747
----------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                         3,146,212         3,019,481
Goodwill, less accumulated amortization (2001--$51,134; 2000--$37,680)                 442,078           451,435
Other Assets                                                                           273,224           275,938

Property, Plant and Equipment:
   Land                                                                                 37,465            40,790
   Buildings, less allowance for depreciation (2001--$101,914; 2000--$96,714)          127,639           136,416
   Machinery and equipment, less allowance for depreciation
      (2001--$341,933; 2000--$340,228)                                                 180,028           218,054
----------------------------------------------------------------------------------------------------------------
        Net Property, Plant and Equipment                                              345,132           395,260
----------------------------------------------------------------------------------------------------------------
                                                                                   $ 4,206,646       $ 4,142,114
================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Trade accounts payable                                                          $   644,084       $   635,499
   Current portion of long-term debt and other borrowings                               57,190           151,452
   Accrued compensation                                                                 62,395            58,661
   Other accrued expenses                                                              106,099            58,164
   Dividends payable                                                                    49,413            47,494
   Income taxes payable                                                                     --            37,043
----------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                                      919,181           988,313
Long-Term Debt                                                                         835,580           770,581
Deferred Income Taxes                                                                   60,985            77,814
Minority Interests in Subsidiaries                                                      45,777            44,600

Shareholders' Equity:
   Preferred Stock, par value $1 per share--authorized
      10,000,000 shares; none issued                                                        --                --
   Common Stock, par value $1 per share--authorized
      450,000,000 shares; issued 173,473,944 shares
      in 2001 and 172,389,688 shares in 2000                                           173,474           172,390
   Accumulated other comprehensive income                                              (46,094)          (13,041)
   Additional paid-in capital                                                           16,080                --
   Retained earnings                                                                 2,201,663         2,101,457
----------------------------------------------------------------------------------------------------------------
        Total Shareholders' Equity                                                   2,345,123         2,260,806
----------------------------------------------------------------------------------------------------------------
                                                                                   $ 4,206,646       $ 4,142,114
================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                        Year ended December 31,
(in thousands, except per share data)                                              2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $8,220,668      $8,369,857      $7,950,822
Cost of goods sold                                                            5,699,174       5,764,360       5,436,056
-----------------------------------------------------------------------------------------------------------------------
                                                                              2,521,494       2,605,497       2,514,766
Selling, administrative and other expenses                                    1,951,559       1,958,747       1,886,699
Facility consolidation and impairment charges                                    73,922              --              --
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      496,013         646,750         628,067
Income taxes                                                                    198,866         261,427         250,445
-----------------------------------------------------------------------------------------------------------------------
Net Income                                                                   $  297,147      $  385,323      $  377,622
=======================================================================================================================
Basic net income per common share                                            $     1.72      $     2.20      $     2.11
=======================================================================================================================
Diluted net income per common share                                          $     1.71      $     2.20      $     2.11
=======================================================================================================================
Average common shares outstanding                                               172,765         175,009         178,746
Dilutive effect of stock options and non-vested restricted stock awards             868             318             492
-----------------------------------------------------------------------------------------------------------------------
Average common shares outstanding--assuming dilution                            173,633         175,327         179,238
=======================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    Accumulated
                                                  Common Stock         Additional      Other                         Total
                                             ----------------------      Paid-In   Comprehensive    Retained     Shareholders'
dollars in thousands                         Shares          Amount      Capital   Income (Loss)    Earnings         Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                 179,505,151     $ 179,505     $ 19,989     $ (3,110)    $ 1,856,948     $ 2,053,332
   Net income                                       --            --           --           --         377,622         377,622
   Foreign currency translation
      adjustment, net of income
      taxes of $2,498                               --            --           --       (3,747)             --          (3,747)
                                                                                                                   -----------
   Comprehensive income                                                                                                373,875
                                                                                                                   -----------
   Cash dividends declared,
      $1.04 per share                               --            --           --           --        (185,870)       (185,870)
   Stock options exercised,
      including tax benefit                    322,003           322        6,168           --              --           6,490
   Purchase of stock                        (3,863,353)       (3,863)     (65,663)          --         (41,602)       (111,128)
   Stock issued in connection with
      acquisitions                           1,311,801         1,312       37,772           --              --          39,084
   Other                                            --            --        1,734           --              --           1,734
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999               177,275,602       177,276           --       (6,857)      2,007,098       2,177,517
   Net income                                       --            --           --           --         385,323         385,323
   Foreign currency translation
      adjustment, net of income
      taxes of $4,123                               --            --           --       (6,184)             --          (6,184)
                                                                                                                   -----------
   Comprehensive income                                                                                                379,139
                                                                                                                   -----------
   Cash dividends declared,
      $1.10 per share                               --            --           --           --        (192,455)       (192,455)
   Stock options exercised,
      including tax benefit                        386            --            8           --              --               8
   Purchase of stock                        (5,466,029)       (5,466)     (13,840)          --         (98,509)       (117,815)
   Stock issued in connection
       with acquisitions                       579,729           580       13,832           --              --          14,412
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000               172,389,688       172,390           --      (13,041)      2,101,457       2,260,806
   Net income                                       --            --           --           --         297,147         297,147
   Foreign currency translation
      adjustment, net of income
      taxes of $8,168                               --            --           --      (12,252)             --         (12,252)
   Changes in fair value of derivative
      instruments, net of income
      taxes of $13,867                              --            --           --      (20,801)             --         (20,801)
                                                                                                                   -----------
   Comprehensive income                                                                                                264,094
                                                                                                                   -----------
   Cash dividends declared,
      $1.14 per share                               --            --           --           --        (196,941)       (196,941)
   Stock options exercised,
      including tax benefit                    936,978           937       13,464           --              --          14,401
   Purchase of stock                          (496,025)         (496)     (12,162)          --              --         (12,658)
   Stock issued in connection
       with acquisitions                       643,303           643       14,778           --              --          15,421
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001               173,473,944     $ 173,474     $ 16,080     $(46,094)    $ 2,201,663     $ 2,345,123
==============================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year ended December 31,
(dollars in thousands)                                                               2001              2000             1999
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                       $   297,147      $   385,323      $   377,622
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization                                                     85,793           92,303           89,967
    Gain on sale of property, plant and equipment                                     (1,626)          (5,674)          (4,595)
    Deferred income taxes                                                            (21,704)          (6,714)          12,347
    Unusual charges                                                                   89,500               --               --
    Income applicable to minority interests                                            3,077            2,430            3,501
    Changes in operating assets and liabilities:
      Trade accounts receivable                                                        6,974          (14,298)         (42,846)
      Merchandise inventories                                                        (45,063)         (84,508)         (28,671)
      Trade accounts payable                                                           7,354           50,899           12,104
      Other, net                                                                     (88,300)        (105,336)         (51,662)
------------------------------------------------------------------------------------------------------------------------------
                                                                                      36,005          (70,898)          (9,855)
------------------------------------------------------------------------------------------------------------------------------
           Net Cash Provided by Operating Activities                                 333,152          314,425          367,767

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                           (41,944)         (71,129)         (88,283)
Proceeds from sale of property, plant and equipment                                    5,261           10,605           10,254
Acquisition of businesses and other investments, net of cash acquired                (16,358)         (46,226)         (89,272)
------------------------------------------------------------------------------------------------------------------------------
           Net Cash Used in Investing Activities                                     (53,041)        (106,750)        (167,301)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from credit facilities                                                    3,223,466        2,813,820        2,579,675
Payments on credit facilities                                                     (3,251,769)      (2,731,601)      (2,530,429)
Stock options exercised                                                               14,401                8            6,490
Dividends paid                                                                      (195,022)        (189,995)        (184,247)
Purchase of stock                                                                    (12,658)        (117,815)        (111,128)
------------------------------------------------------------------------------------------------------------------------------
           Net cash used in financing activities                                    (221,582)        (225,583)        (239,639)
           Effect of exchange rate changes on cash                                      (497)             (89)             (64)
------------------------------------------------------------------------------------------------------------------------------
           Net increase (decrease) in cash and cash equivalents                       58,032          (17,997)         (39,237)
           Cash and cash equivalents at beginning of year                             27,738           45,735           84,972
------------------------------------------------------------------------------------------------------------------------------
           Cash and cash equivalents at end of year                              $    85,770      $    27,738      $    45,735
==============================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes                                                                   $   257,280      $   252,416      $   244,250
==============================================================================================================================
  Interest                                                                       $    60,461      $    61,750      $    39,888
==============================================================================================================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

1. Summary of Significant Accounting Policies

Business

Genuine Parts Company and all of its majority-owned subsidiaries ("the Company") is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,800 locations in North America and, therefore, has limited exposure from credit losses to any particular customer or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenues from product sales upon shipment to its customers.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

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

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been $173,488,000 and $155,831,000 higher than reported at December 31, 2001 and December 31, 2000, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses, amounts due from vendors, income taxes receivable, and deferred income taxes.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions and is amortized over a period of 40 years (See Recently Issued Accounting Pronouncements).

Other Assets

Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method, and certain internal-use information systems in progress.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is determined principally on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets

Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Fair Value of Financial Instruments

The carrying amount reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other accrued expenses in the consolidated balance sheet, was approximately $31,570,000 at December 31, 2001. At December 31, 2001 and 2000, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2001, the fair market value of fixed rate long-term debt was approximately $500,000,000 based primarily on quoted prices for these or similar instruments.

Derivative Instruments and Hedging Activities

From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $198,000,000, $200,000,000 and $180,000,000 in the years ended
December 31, 2001, 2000, and 1999, respectively.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 3,485,000, 4,325,000 and 4,265,000, shares of common stock at prices ranging from $23 to $35 per share were outstanding at December 31, 2001, 2000 and 1999 respectively, but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares. The dilutive effect of options to purchase 748,312 shares of common stock at an average exercise price of approximately $7 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income per common share since the date of the acquisition.

Recently Issued Accounting Pronouncements

On January 1, 2001, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively "SFAS 133"), pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. Upon adoption of SFAS 133, the Company recorded a charge to other comprehensive income of $6,226,000, net of income taxes, resulting from a cumulative effect of a change in accounting principle. Any subsequent gains or losses arising from these swaps have also been deferred in stockholders' equity (as a component of accumulated other comprehensive income (loss)). These deferred gains and losses are recognized in the Company's Consolidated Statements of Income in the period in which the related interest payments being hedged are recognized in expense. No significant amounts were reclassified from accumulated other comprehensive income (loss) to earnings during 2001.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations." This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company had no significant business combinations after June 30, 2001.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This statement changes the accounting for goodwill from an amortization method to an impairment only approach. Application of the non-amortization provisions of this statement is expected to result in an increase in net income of approximately $12,300,000 ($0.07 per share) in 2002. During fiscal 2002, the Company will perform impairment tests for goodwill as required by this Statement. If the results of these tests indicate any impairment of goodwill, the Company will record such amount as a cumulative effect of a change in accounting principle as of January 1, 2002.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company will adopt SFAS 144 as of January 1, 2002, but does not believe the statement will have a material effect on its consolidated financial statements.

2. Facility Consolidation, Impairment, and Other Charges

Prior to December 31, 2001, the Company's management approved a plan to close and consolidate certain facilities, terminate certain employees, and exit certain other activities. The Company also determined certain assets were impaired. The income statement effects of the foregoing Company actions are hereafter collectively referred to as the "Unusual Charges." Following is a summary of the Unusual Charges and the related accruals for continuing liabilities associated with the Unusual Charges (in thousands):

                                                                        Paid in        Remaining
Unusual Charges                       Total           Non-cash            2001         Liability
------------------------------------------------------------------------------------------------
Impairment charges                  $  49,400         $(49,400)        $     --         $    --
Facility consolidation
  expenses                             17,900           (6,900)            (300)         10,700
Severance expenses                      6,700               --             (100)          6,600
Inventory-related exit costs           17,400          (17,400)              --              --
Other                                  16,400          (15,800)              --             600
------------------------------------------------------------------------------------------------
                                    $ 107,800         $(89,500)        $   (400)        $17,900
================================================================================================

Impairment charges are primarily comprised of two separate technology projects:
(1) an abandoned software system implementation of the Company's office products segment totaling approximately $30,000,000, and (2) an impaired technology-related venture of the Company's automotive segment totaling approximately $15,000,000 for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. The Company has identified certain distribution, branch and retail facilities to be closed prior to December 31, 2002. The Company has appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of any estimated sublease income. The Company's management does not believe the facility consolidations will result in any material decline in net sales as all such facilities in the process of closure will be served by other Company-operated facilities.

Severance expenses include charges associated with payments owed to employees who have been or will be involuntarily terminated in connection with the Company's facility consolidation. All terminations will occur prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other Unusual Charges have been classified as a component of selling, administrative and other expenses.

3. Credit Facilities

Amounts outstanding under the Company's credit facilities consist of the following:

                                                              December 31
(In Thousands)                                            2001            2000
--------------------------------------------------------------------------------
U.S. dollar denominated borrowings:
  Unsecured revolving line of credit,
    $200,000,000, Libor plus .55%,
    due December 2003                                   $  7,000        $175,000
  Unsecured 364 day line of credit,
    $200,000,000, Libor plus .55%                             --         119,000
  Unsecured revolving line of credit,
    $100,000,000, Banker's Acceptance
     rate, due February 2001                                  --          98,249
  Unsecured term notes:
    November 30, 2001, Series A
     Senior Notes, $250,000,000, 5.86%
     fixed, due November 30, 2008                        250,000              --
    November 30, 2001 Series B
     Senior Notes, $250,000,000, 6.23%
     fixed, due November 30, 2011                        250,000              --
    December 27, 1996, Libor plus
     .25%, due December 2001                                  --          50,000
    October 31, 1997, 5.98% fixed until
     October 2001, then the higher of 5.98%
     or Libor plus .25%                                       --          50,000
    July 1, 1998, Libor plus .25%, due July 2005          50,000          50,000
    October 1, 1998, Libor plus
     .25%, due October 2008                               50,000          50,000
    December 1, 1998, Libor plus
     .55%, due December 2003                             231,367         231,367
    Other borrowings                                      27,375          43,742
Canadian dollar denominated borrowings
  translated into U.S. dollars:
    Unsecured revolving lines of credit,
     CND$25,000,000, Banker's Acceptance
      rate plus .55%, due October 2002                     8,041           8,540
    Unsecured revolving lines of credit,
     CND$100,000,000, Banker's Acceptance
     rate plus .55%, due January 2004                        141           6,770
    Line of credit, CND$65,000,000, secured
     by accounts receivable, Banker's Acceptance
     rate plus .27%, cancelable on 30 days
     notice or due March 2003                             18,846          39,365
--------------------------------------------------------------------------------
                                                         892,770         922,033
Current portion of long-term debt
  and other borrowings                                    57,190         151,452
--------------------------------------------------------------------------------
                                                        $835,580        $770,581
================================================================================

The principal amount of the Company's borrowings subject to variable rates before interest rate swap agreements totaled approximately $378,892,000 and $758,463,000 at December 31, 2001 and 2000, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 5.30% and 6.70% at December 31, 2001 and 2000, respectively.

On November 30, 2001, the Company completed a $500,000,000 financing with a consortium of financial institutions and insurance companies ("the Notes"). The proceeds of the Notes were primarily used to repay certain variable rate borrowings.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2001, the Company was in compliance with all such covenants. The Company guaranteed borrowings of affiliates totaling approximately $59,743,000 and $49,738,000 at December 31, 2001 and 2000,
respectively. Total interest expense for all borrowings was $59,416,000 in 2001, $63,496,000 in 2000 and $41,487,000 in 1999.

Approximate maturities under the Company's credit facilities are as follows (in thousands):


          2002                              $ 57,190
          2003                               231,973
          2004                                   238
          2005                                53,055
          2006                                    --
          Subsequent to 2006                 550,314
          ------------------------------------------
                                            $892,770
          ==========================================


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

5. Leased Properties

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $62,000,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. Future minimum payments, by year and in the aggregate, under the non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001 (in thousands):

          2002                              $ 95,208
          2003                                71,908
          2004                                51,873
          2005                                37,356
          2006                                25,230
          Subsequent to 2006                  85,636
          ------------------------------------------
                                            $367,211
          ==========================================

Rental expense for operating leases was $112,470,000 in 2001, $106,689,000 in 2000 and $100,546,000 in 1999. Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees in the event of a default. At December 31, 2001, the maximum amount the Company may be liable for under such guarantees is approximately $62,000,000.

6. Stock Options and Restricted Stock Awards

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123 determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.0%, 5.9% and 5.5%; dividend yield of 3.8%, 5.0% and 3.5%; volatility factor of the expected market price of the Company's common stock of ..05, .06 and .07, and an expected life of the option of 5 years, 6 years and 7 years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except per share amounts):

                                 2001        2000        1999
----------------------------------------------------------------
Pro forma net income          $296,376     $384,015     $374,801
Pro forma basic
 net income per
 common share                 $   1.72     $   2.19     $   2.10
Pro forma diluted
 net income per
 common share                 $   1.71     $   2.19     $   2.09


A summary of the Company's stock option activity and related information are as follows:

                                                     2001                        2000                      1999
-------------------------------------------------------------------------------------------------------------------------
                                                           Weighted                    Weighted                  Weighted
                                                            Average                     Average                   Average
                                              Shares       Exercise        Shares      Exercise       Shares     Exercise
                                              (000's)        Price         (000's)       Price       (000's)       Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               7,513         $   26         5,388         $28         3,827         $26
Granted                                           30             33         2,412          21         2,046          32
Exercised                                     (1,049)            14            (8)         22          (430)         23
Forfeited                                        338             32          (279)         27           (55)         33
                                             -------                       ------                    ------
Outstanding at end of year                     6,156         $   28         7,513         $26         5,388         $28
                                             =======                       ======                    ======
Exercisable at end of year                     4,477         $   29         3,760         $28         2,715         $27
                                             =======                       ======                    ======
Weighted-average fair value of options
 granted during the year                     $  2.04                       $ 1.36                    $ 3.78
                                             =======                       ======                    ======
Shares available for future grants             6,910                        6,602                     8,735
                                             =======                       ======                    ======

Exercise prices for options outstanding as of December 31, 2001 ranged from approximately $21 to $35, except for 198,936 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of those options is approximately 6 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2001, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

7. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In Thousands)                                 2001             2000
----------------------------------------------------------------------
Deferred tax assets related to:
  Expenses not yet deducted
    for tax purposes                        $ 117,745         $ 69,271
Deferred tax liabilities related to:
  Employee and retiree benefits                89,937           80,989
  Inventory                                    33,591           37,144
  Property and equipment                       22,077           28,480
  Other                                         6,848           10,179
----------------------------------------------------------------------
                                              152,453          156,792
Net deferred tax liability                     34,708           87,521
Current portion of deferred
  tax (asset) liability                       (26,277)           9,707
----------------------------------------------------------------------
Non-current deferred
  tax liability                             $  60,985         $ 77,814
======================================================================

The components of income tax expense are as follows:

(In Thousands)      2001             2000              1999
-------------------------------------------------------------
Current:
  Federal        $ 188,040         $ 223,452         $200,188
  State             32,530            44,689           37,910
Deferred           (21,704)           (6,714)          12,347
-------------------------------------------------------------
                 $ 198,866         $ 261,427         $250,445
=============================================================

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

(In Thousands)                  2001            2000            1999
----------------------------------------------------------------------
Statutory rate applied
  to pre-tax income           $173,605        $226,363        $219,824
Plus state income
  taxes, net of
  Federal tax benefit           19,064          28,322          24,641
Other                            6,197           6,742           5,980
----------------------------------------------------------------------
                              $198,866        $261,427        $250,445
======================================================================

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

                                                                     Pension Benefits            Other Postretirement Benefits
(In Thousands)                                                    2001              2000              2001            2000
-----------------------------------------------------------------------------------------------------------------------------
CHANGES IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year                     $ 573,170         $ 574,496         $ 10,537         $    420
Service cost                                                       19,935            18,859              177               88
Interest cost                                                      44,525            41,363              816              672
Plan participants' contributions                                       --                --            2,395            1,793
Plan amendments                                                     1,756               427               --            7,134
Actuarial loss (gain)                                              44,242           (42,865)           1,588            3,940
Acquisitions/divestitures                                              --                --               --               22
Gross benefits paid                                               (21,096)          (19,110)          (4,744)          (3,532)
-----------------------------------------------------------------------------------------------------------------------------
Net benefit obligation at end of year                           $ 662,532         $ 573,170         $ 10,769         $ 10,537
=============================================================================================================================

CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning of year                  $ 702,282         $ 672,699         $     --         $     --
Actual return on plan assets                                       25,332            39,189               --               --
Employer contributions                                                640             9,504            2,349            1,739
Plan participants' contribution                                        --                --            2,395            1,793
Gross benefits paid                                               (21,096)          (19,110)          (4,744)          (3,532)
-----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                        $ 707,158         $ 702,282         $     --         $     --
=============================================================================================================================

The following table sets forth the funded status of the plans and the amount recognized in the consolidated balance sheets at December 31.

                                                                     Pension Benefits            Other Postretirement Benefits
(In Thousands)                                                    2001              2000              2001            2000
-----------------------------------------------------------------------------------------------------------------------------
Funded status at end of year                                    $  44,626         $ 129,112         $(10,769)        $(10,537)
Unrecognized net actuarial loss                                   148,128            57,582            2,839            1,326
Unrecognized prior service (income) cost                           (6,702)          (11,328)           5,980            6,568
Unrecognized net transition obligation                                 --               260               --               --
-----------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                            $ 186,052         $ 175,626         $ (1,950)        $ (2,643)
=============================================================================================================================

Net periodic pension (income) cost included the following components:

                                                                  Pension Benefits               Other Postretirement Benefits
(In Thousands)                                           2001          2000          1999         2001       2000      1999
------------------------------------------------------------------------------------------------------------------------------
Service cost                                           $ 19,935      $ 18,859      $ 21,564      $  177     $   88     $(118)
Interest cost                                            44,525        41,363        40,332         816        672        11
Expected return on plan assets                          (72,167)      (69,154)      (64,146)         --         --        --
Amortization of unrecognized transition obligation          260           260           260          --         --        --
Amortization of prior service (cost) income              (2,871)       (2,911)       (2,840)        588        588        --
Amortization of actuarial loss (gain)                       531            50           499          74         --      (237)
------------------------------------------------------------------------------------------------------------------------------
Net periodic pension (income) cost                     $ (9,787)     $(11,533)     $ (4,331)     $1,655     $1,348     $(344)
==============================================================================================================================

The assumptions used in accounting for the defined benefit plans and postretirement plan are as follows:

                                                                     Pension Benefits            Other Postretirement Benefits
(In Thousands)                                                    2001              2000              2001            2000
------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                                   7.35%             7.63%            7.35%            7.63%
Rate of increase in future compensation levels                   4.15%             4.15%              --               --
Expected long-term rate of return on assets                      9.85%            10.00%              --               --
Health care cost trend on covered charges                          --                --             7.00%            7.50%

The expected long-term rate of return on assets for measuring the pension expense or income for the year ending December 31, 2002 will be approximately 9.45%.

The effect of a one percentage point change in the 2001 assumed health care cost trend is as follows:

(In Thousands)                                    Decrease       Increase
-------------------------------------------------------------------------
Total service and interest cost components
  on net periodic postretirement health
  care benefit cost                               $(2,015)        $3,072
Accumulated postretirement benefit
  obligation for health care benefits                (202)           328

At December 31, 2001, the Company-sponsored pension plan held approximately 1,606,920 shares of common stock of the Company with a market value of approximately $58,974,000. Dividend payments received by the plan on Company stock totaled approximately $1,780,000 and $1,498,000 in 2001 and 2000, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company has a defined contribution plan which covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $6,529,000 in 2001, $5,751,000 in 2000 and $5,165,000 in 1999.

9. Segment Data

The segment data for the past five years presented on page 17 is an integral part of these financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses.

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

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash, cash equivalents and headquarters' facilities and equipment.

For the year ended December 31, 2001, Unusual Charges discussed in Note 2 totaling approximately $12,900,000 have been classified as a reduction to operating profit of the office products segment for management reporting purposes. In connection with a 2000 management reporting change, certain corporate expenses were reclassified to the automotive segment for all years presented. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company's consolidated statements of income.