Form 10-K, Exhibit 13
period 2002-12-31
GENUINE PARTS CO
filed 2003-03-21
CIK 40987

selected financial data
market and dividend information
segment data
management’s discussion and analysis of financial condition and results of operations report of management
report of independent auditors
consolidated balance sheets
consolidated statements of income
consolidated statements of shareholders’ equity
consolidated statements of cash flows
notes to consolidated financial statements
EX-10.52 AMEND. DIRECTORS' DEFERRED COMPENSATION
EX-10.53 GENUINE PARTS COMPANY PARTNERSHIP PLAN
EX-10.54 GENUINE PARTS COMPANY PENSION PLAN
EX-10.55 1999 LONG-TERM INCENTIVE PLAN
EX-10.56 AMENDMENT TO THE 1992 STOCK OPTION PLAN
EX-13 SECTIONS AND PAGES OF THE 2002 ANNUAL REPORT
EX-21 SUBSIDIARIES OF THE COMPANY
EX-23 CONSENT OF INDEPENDENT AUDITORS

selected financial data

(in thousands, except per share data) Year ended December 31,	2002	2001		2000	1999	1998

Net sales	$8,258,927	$8,220,668		$8,369,857	$7,950,822	$6,587,576
Cost of goods sold	5,704,749	5,699,174	**	5,764,360	5,436,056	4,468,568
Selling, administrative and other expenses	1,948,442	1,951,559	**	1,958,747	1,886,699	1,529,891
Facility consolidation and impairment charges	—	73,922	**	—	—	—
Income before taxes and accounting change	605,736	496,013		646,750	628,067	589,117
Income taxes	238,236	198,866		261,427	250,445	233,323
Income before cumulative effect of a change in accounting principle	367,500	297,147		385,323	377,622	355,794
Cumulative effect of a change in accounting principle	395,090 *	—		—	—	—
Net (loss) income after cumulative effect of a change in accounting principle	$(27,590)	$297,147		$385,323	$377,622	$355,794
Average common shares outstanding during year - assuming dilution	175,104	173,633		175,327	179,238	180,081
Per common share:
Diluted net income, excluding cumulative effect and 2001 charges	$2.10	$2.08		$2.20	$2.11	$1.98
Diluted net (loss) income	(0.16)	1.71		2.20	2.11	1.98
Dividends declared	1.16	1.14		1.10	1.04	1.00
December 31 closing stock price	30.80	36.70		26.19	24.81	33.44
Long-term debt, less current maturities	674,796	835,580		770,581	702,417	588,640
Shareholders’ equity	2,130,009	2,345,123		2,260,806	2,177,517	2,053,332
Total assets	$4,019,843	$4,206,646		$4,142,114	$3,929,672	$3,600,380

*	The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the new Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”. If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($0.07 per share), $11.4 million ($0.06 per share), $10.7 million ($0.06 per share), and $4.1 million ($0.02 per share) for the years ended December 31, 2001, 2000, 1999 and 1998, respectively.

**	Facility Consolidation, Impairment and Other Charges (“2001 Charges”) totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses.

market and dividend information

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange

	Sales Price of Common Shares

Quarter	2002		2001

	High	Low	High	Low

First	$38.08	$33.92	$28.45	$23.91
Second	37.80	34.17	31.50	25.28
Third	33.63	27.64	34.56	26.93
Fourth	32.00	29.48	37.94	31.85

	Dividends Declared Per Share

	2002	2001

First	$0.29	$.285
Second	0.29	.285
Third	0.29	.285
Fourth	0.29	.285

Number of Record Holders of Common Stock: 7,773

segment data

(dollars in thousands) Year ended December 31,	2002	2001	2000	1999	1998

Net sales:
Automotive	$4,335,362	$4,252,913	$4,163,814	$4,084,775	$3,262,406
Industrial	2,246,124	2,234,241	2,342,686	2,156,134	2,008,789
Office products	1,396,453	1,379,859	1,336,500	1,218,367	1,122,420
Electrical/electronic materials	315,826	387,771	557,866	522,411	220,417
Other	(34,838)	(34,116)	(31,009)	(30,865)	(26,456)

Total net sales	$8,258,927	$8,220,668	$8,369,857	$7,950,822	$6,587,576

Operating profit:
Automotive	$381,771	$378,162	$381,250	$383,830	$330,988
Industrial	178,027	172,208	206,193	186,203	176,456
Office products	140,912	141,762	134,343	118,345	113,821
Electrical/electronic materials	2,756	3,229	28,010	23,343	12,030

Total operating profit	703,466	695,361	749,796	711,721	633,295
Interest expense	(59,640)	(59,416)	(63,496)	(41,487)	(20,096)
Corporate expense	(33,354)	(27,670)	(23,277)	(22,283)	(19,545)
Equity in (loss) income from investees	—	—	—	(3,675)	3,329
Goodwill and intangible amortization	(2,421)	(14,333)	(13,843)	(12,708)	(5,157)
Minority interests	(2,315)	(3,077)	(2,430)	(3,501)	(2,709)
Facility consolidation and impairment charges	—	(94,852)	—	—	—

Income before income taxes and accounting change	$605,736	$496,013	$646,750	$628,067	$589,117

Assets:
Automotive	$2,242,227	$2,219,503	$2,099,610	$2,034,417	$1,966,774
Industrial	1,013,259	867,716	840,585	758,206	671,454
Office products	581,203	538,468	542,406	503,904	442,220
Electrical/electronic materials	98,225	121,721	190,635	174,258	147,074
Corporate	26,224	17,160	17,443	18,588	18,385
Goodwill and intangible assets	58,705	442,078	451,435	440,299	354,473

Total assets	$4,019,843	$4,206,646	$4,142,114	$3,929,672	$3,600,380

Depreciation and amortization:
Automotive	$43,007	$45,094	$51,546	$51,563	$43,637
Industrial	10,789	11,992	11,617	10,926	8,619
Office products	9,856	9,345	9,598	8,814	8,391
Electrical/electronic materials	3,422	4,009	4,391	4,173	1,508
Corporate	656	1,020	1,308	1,783	1,993
Goodwill and intangible amortization	2,421	14,333	13,843	12,708	5,157

Total depreciation and amortization	$70,151	$85,793	$92,303	$89,967	$69,305

Capital expenditures:
Automotive	$38,599	$26,766	$35,031	$57,710	$69,154
Industrial	10,868	6,388	20,054	11,275	6,972
Office products	13,376	5,941	9,116	16,085	6,901
Electrical/electronic materials	224	2,466	3,183	3,113	4,688
Corporate	1,691	383	3,745	100	546

Total capital expenditures	$64,758	$41,944	$71,129	$88,283	$88,261

Net sales:
United States	$7,568,926	$7,526,631	$7,665,498	$7,345,707	$6,535,020
Canada	623,686	629,330	633,715	585,504	79,012
Mexico	101,153	98,823	101,653	50,476	—
Other	(34,838)	(34,116)	(31,009)	(30,865)	(26,456)

Total net sales	$8,258,927	$8,220,668	$8,369,857	$7,950,822	$6,587,576

Net long-lived assets:
United States	$339,495	$579,635	$618,818	$620,837	$545,452
Canada	47,522	182,041	201,895	207,672	187,951
Mexico	4,739	25,534	25,982	25,333	15,338

Total net long-lived assets	$391,756	$787,210	$846,695	$853,842	$748,741

management’s discussion and analysis of financial condition and results of operations

December 31, 2002

Results of Operations:

YEARS ENDED DECEMBER 31, 2002 AND 2001

Net sales for the year ended December 31, 2002, totaled $8.26 billion, which was a slight increase from 2001. Sales for the Automotive Group (“Automotive”) were $4.3 billion in 2002, an increase of 2% over 2001. Sales for S.P. Richards, our Office Products Group (“Office”), were $1.4 billion, up 1% over 2001. Sales for Motion Industries, our Industrial Group (“Industrial”), were $2.2 billion, a slight increase over the previous year; and sales for EIS, our Electrical and Electronic Group (“Electrical”), were down 19% to $316 million. All industry groups continue to be affected by the slow economy with the impact being greatest for EIS due to the telecommunication and manufacturing sectors of the economy. Prices were down slightly in the Automotive and Electrical segments, while pricing in the Industrial and Office segments increased 2% and .7%, respectively.

Cost of goods sold was 69.1% of net sales in 2002 as compared to 69.3% in 2001. The decrease can be attributed to more efficient supply chain costs, inventory mix and certain inventory related exit costs in 2001. Selling, administrative, and other expenses of $1.9 billion were flat as compared to 2001, and slightly down from the previous year as a percentage of sales.

Operating profit as a percentage of sales was 8.5% for the year, which was flat with 2001. These results are reflective of the overall economic conditions, as well as the fixed costs inherent in distribution, which have continued to impact operating margins. Automotive operating margins decreased slightly from 8.9% in 2001 to 8.8% in 2002. Costs associated with new store openings were only partially offset by cost reductions associated with distribution center closings and other headcount reductions. Industrial operating margins increased from 7.7% in 2001 to 7.9% in 2002, reflecting cost and headcount reductions resulting from branch closings. Office Products margins decreased slightly from 10.3% in 2001 to 10.1% in 2002. Our Electrical and Electronic segment increased their margins slightly.

The effective income tax rate decreased from 40.1% to 39.3% for the year, primarily as a result of the decrease in non-deductible goodwill amortization due to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Net income, before the cumulative effect of a change in accounting principle related to goodwill, was 4.5% of net sales as compared to 3.6% in 2001. Net income for 2002, before the cumulative effect of a change in accounting principle related to goodwill impairment was $368 million, an increase of 2%, compared to $362 million, before the Facility Consolidation, Impairment and Other Charges (“2001 Charges”) as discussed below, for the same period in the prior year. On a per share diluted basis, net income for the period, before the 2002 cumulative effect of a change in accounting principle related to goodwill and the 2001 Charges equaled $2.10, as compared to $2.08 reported in 2001. After the 2002 cumulative effect of a change in accounting principle related to goodwill and the 2001 Charges, the net loss was $28 million, or $.16 diluted loss per share for 2002, as compared to net income in 2001 of $297 million, or $1.71 diluted earnings per share.

YEARS ENDED DECEMBER 31, 2001 AND 2000

Net sales in 2001 were $8.2 billion, a decline of 2% as compared to 2000. The Automotive Group and Office Products Group increased sales by 2% and 3%, respectively. Price increases for Automotive were 2% in 2001 and 1% in 2000 and, for Office, 2% in 2001 and 1.7% in 2000. Industrial and EIS reported sales decreases of 5% and 30%, respectively, resulting from the economic slowdown in the industrial manufacturing and telecommunication sectors of the economy. Although Industrial and Electrical each had price increases of 1% in 2001 and 2% and 1%, respectively, in 2000, the effect of such increases was more than offset by volume declines.

Cost of goods sold was 69.3% of net sales in 2001 as compared to 68.9% in 2000. The slight increase in cost of goods sold as a percentage of net sales is primarily attributable to continued pricing pressures resulting from the recessionary economic conditions coupled with inventory-related exit costs discussed below totaling approximately $17.4 million. Selling, administrative and other expenses of $1.9 billion were flat from 2001 to 2000. At 23.7% of net sales in 2001, these expenses increased slightly from 23.4% in 2000. Excluding the effect of the 2001 Charges, selling, administrative, and other expenses declined by just over 1%, generally consistent with the sales decrease.

Operating profit as a percentage of sales was 8.5% in 2001 as compared to 9.0% in 2000. These results are reflective of the overall economic conditions in 2001 and the fixed costs inherent in distribution. Automotive operating margins decreased slightly from 9.2% in 2000 to 8.9% in 2001. Office operating margins showed slight improvement from 10.1% in 2000 to 10.3% in 2001. The current economic conditions continued to place the most pressure on the Industrial and Electrical segment. Industrial margins declined to 7.7% in 2001 from 8.8% in 2000. EIS, with a sales decrease in 2001 of 30%, had an operating margin of 1% in 2001 and 5% in 2000. The margin decline at EIS is because the operating expenses associated with EIS’ business could not be reduced to the extent of the sales decline.

The effective income tax rate was 40.1% in 2001 as compared to 40.4% in 2000. Net income in 2001 was $297 million, reflecting a 23% decrease over 2000 net income. Net income as a percent of net sales was 3.6% in 2001 as compared to 4.6% in 2000. Excluding the effect of the Facility Consolidation, Impairment and Other Charges, net income was down 6% from 2000 and was 4.4% of sales. This decrease in net income is primarily attributable to the sales decline. In 2001, diluted earnings per share were $1.71, a 22% decrease from $2.20 reported in 2000. Excluding the 2001 Charges, diluted earnings per share were $2.08, a 5% decrease from 2000.

FACILITY CONSOLIDATION, IMPAIRMENT AND OTHER CHARGES

In the fourth quarter of 2001, the Company’s management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. Following is a summary of the charges ($107.8 million pre-tax; $64.4 million, net of tax) and accruals related to continuing liabilities associated with the plan (in thousands):

			Paid in	Liability at	Paid in	Liability at
	Total	Non-cash	2001	Dec. 31, 2001	2002	Dec. 31, 2002

Impairment charges	$49,400	$(49,400)	$—	$—	$—	$—
Facility consolidation expenses	17,900	(6,900)	(300)	10,700	(4,800)	5,900
Severance expenses	6,700	—	(100)	6,600	(4,800)	1,800
Inventory-related exit costs - cost of goods sold	17,400	(17,400)	—	—	—	—
Other — selling, administrative and other expenses	16,400	(15,800)	—	600	(300)	300

	$107,800	$(89,500)	$(400)	$17,900	$(9,900)	$8,000

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation in the Office Products Group totaling approximately $30 million, and (2) an impaired technology-related venture in the Automotive Group totaling approximately $15 million for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company’s business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company’s facility consolidations. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative, and other expenses.

FINANCIAL CONDITION

The major balance sheet categories were relatively consistent with the December 31, 2001 balance sheet. Prepaid expenses and other current assets declined primarily due to the realization of a significant income tax receivable. Goodwill and other intangible assets declined due to the January 1, 2002 adoption of a new accounting principle, as discussed below. The Company’s cash balance at December 31, 2002 was $20 million, down $66 million as compared to December 31, 2001, primarily due to a reduction of debt. Due to our Automotive Group’s new store acquisitions, and favorable buying opportunities in the Industrial and Office Groups, inventory increased 13.5% as compared to December 31, 2001. In connection with the Company’s continuing focus on negotiating extended payment terms with vendors, accounts payable at December 31, 2002 increased approximately $91 million as compared to 2001. The change in long-term debt is discussed below.

During the first quarter of 2002, the Company completed its transitional impairment testing of goodwill as required by SFAS 142. As a result, a non-cash charge of $395.1 million was recorded as of January 1, 2002 representing the cumulative effect of a change in accounting principle. Most of the goodwill written down is in connection with acquisitions made in 1998 and 1999 where the discounted cash flows was estimated to be less than the carrying amount of the goodwill recorded. The breakdown of this impairment by reportable segment is summarized as follows, in thousands:

Transitional impairment losses

Automotive	$213,401
Industrial	19,512
Office products	6,566
Electrical/electronic materials	155,611

Total	$395,090

In addition, the adoption of the non-amortization provisions of SFAS 142 resulted in a decrease in amortization expense of approximately $12 million, or $.07 per share, for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s long-term debt decreased by approximately $100 million in 2002 as compared to 2001. The decline in borrowings is primarily attributable to cash generated from operating activities of $272 million and $36 million in cash generated from stock option exercises. In addition, the Company had minimal stock repurchases during 2002, and capital expenditures and other investing activities were comparable to 2001.

On November 30, 2001, the Company completed a $500 million financing arrangement with a consortium of financial institutions and insurance companies. At December 31, 2002, the Company had unsecured Senior Notes outstanding under this financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. In addition, at December 31, 2002, the Company had $100 million outstanding on a $200 million unsecured revolving line of credit, LIBOR plus .55%, due 2003, and an unsecured term note in the amount of $171 million, LIBOR plus .55%, due 2004; and $20 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2002, the Company was in compliance with all such covenants. The weighted average interest rate on the Company’s outstanding borrowings was approximately 4.8% and 5.3% at December 31, 2002 and 2001, respectively. Total interest expense for all borrowings was $59.6 million and $59.4 million 2002 and 2001, respectively.

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $66 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. This construction and lease facility expires in 2008. Lease pay-

ments fluctuate based upon current interest rates and are generally based upon LIBOR plus .55%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility is approximately $66 million at December 31, 2002. In addition, the Company guaranteed borrowings of affiliates totaling approximately $61.4 million and $59.7 million at December 31, 2002 and 2001, respectively.

In August 1999, the Company completed the repurchase of 15 million shares authorized by the Board of Directors in 1994. The Board authorized the repurchase of an additional 15 million shares on April 19, 1999. Through December 31, 2002, approximately 7.8 million shares have been repurchased under this new authorization.

The following table shows the Company’s approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2002 (in thousands):

		Period less	Period 1-3	Period 4-5	Period over
	Total	than 1 year	years	years	5 years

Credit facilities	$791,701	$116,905	$174,796	—	$500,000
Operating leases	375,850	101,728	125,877	60,921	87,324

Total Contractual
Cash Obligations	$1,167,551	$218,633	$300,673	$60,921	$587,324

The Company has certain commercial commitments related to affiliate borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company’s approximate commercial commitments as of December 31, 2002 (in thousands):

	Total	Period	Period	Period	Period
	Amounts	less than	1-3	4-5	over
	Committed	1 year	years	years	5 years

Guaranteed borrowings of affiliates	$61,350	$21,372	$6,903	$4,701	$28,374
Residual value guarantee under operating leases	52,800	—	—	—	52,800

Total Commercial Commitments	$114,150	$21,372	$6,903	$4,701	$81,174

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The Company has interest rate swaps with fair value of approximately $15.6 million and $31.6 million outstanding as of December 31, 2002 and December 31, 2001, respectively. The decrease in fair values since December 31, 2001 is primarily due to normal settlement of monthly payments due on swaps during the year ended December 31, 2002, as well as the early termination of certain swaps, offset by increases in the fair value of the liability on outstanding swaps during the period.

The following table shows the activity of the Company’s liability for interest rate swap agreements for the period from December 31, 2001 to December 31, 2002 (in thousands):

Fair value of contracts outstanding at December 31, 2001	$31,570
Contracts realized or otherwise settled during the period (cash paid)	(35,580)
Other changes in fair values	19,653

Fair value of contracts outstanding at December 31, 2002	$15,643

This interest rate swap liability is included in other accrued expenses in the Company’s consolidated balance sheet. Other than interest rate swaps, the Company does not have any other derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

The Company’s exposure to future declines in interest rates associated with fixed rate interest rate swap agreements has been reduced significantly since December 31, 2001. At December 31, 2001, the Company had fixed interest rate payment swap agreements outstanding in the notional amount of approximately $600 million. At December 31, 2002, the notional amount of these outstanding interest swap agreements was approximately $100 million, comprised of two $50 million notional swaps with maturity dates of 2005 and 2008. In addition, at December 31, 2002, approximately $500 million of the Company’s total borrowings, which mature in approximately six and nine years, are at fixed rates of interest. A 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company.

management’s discussion and analysis of financial condition and results of operations (continued)

The ratio of current assets to current liabilities is 3.1 to 1 at December 31, 2002, and the Company’s cash position is good. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations.

Critical Accounting Estimates

Inventories — Provisions for Slow Moving and Obsolescence

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company’s inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts — Methodology

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2002, 2001 and 2000, the Company recorded provisions for bad debts of $20.9 million, $26.5 million and $13.9 million, respectively.

Consideration Received from Vendors

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive such amounts in 2003 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets

At least annually, the Company evaluates property, plant and equipment and goodwill and other intangible assets for potential impairment indicators. The Company’s judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

Quarterly Results of Operations:

The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments, and volume rebates earned. Bad debts are accrued based on a percentage of sales and volume rebates are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2002 and 2001 was not significant.

The cumulative effect of a change in accounting principle related to goodwill impairment as discussed above resulted in a decrease in net income in the first quarter of 2002 of $2.26 per share. Without the cumulative effect adjustment, diluted income per share would have been $.50 in the quarter ended March 31, 2002. The 2001 Facility Consolidation, Impairment and Other Charges discussed above resulted in a decrease in net income in the fourth quarter of 2001 of $.37 per share diluted. Without the 2001 Charges, diluted income per share would have been $.51 per share in the quarter ended December 31, 2001.

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001.

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,

	(in thousands except for per share data)
2002
Net Sales	$1,977,743	$2,130,924	$2,156,759	$1,993,501
Gross Profit	603,969	644,232	649,793	656,184
Net Income before cumulative effect of a change in accounting principle	87,027	96,047	94,027	90,399
Cumulative effect of a change in accounting principle	(395,090)	—	—	—
Net(Loss)/lncome	(308,063)	96,047	94,027	90,399
Diluted Earnings/ (Loss) per share:
Before change in accounting principle	.50	.55	.54	.52
After change in accounting principle	(1.76)	.55	.54	.52
2001
Net Sales	$2,054,972	$2,118,976	$2,099,191	$1,947,529
Gross Profit	623,159	642,977	630,312	625,046
Net Income	89,273	94,688	88,216	24,970
Diluted Earnings per share	.52	.55	.51	.14

Forward-looking Statements:

Statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company’s beliefs, expectations, and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company’s products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, the effectiveness of the Company’s promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company’s filings with the Securities and Exchange Commission.

report of management

Genuine Parts Company

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2002, 2001 and 2000. The opinion of Ernst & Young LLP, the Company’s independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgements and giving due consideration to materiality.

Genuine Parts Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company’s system provides this appropriate balance.

The Audit Committee of Genuine Parts Company’s Board of Directors is responsible for reviewing and monitoring the Company’s financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.

JERRY W. NIX
Executive Vice President -
Finance and Chief Financial Officer
February 4, 2003

report of independent auditors

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

ERNST & YOUNG LLP
February 4, 2003
Atlanta, Georgia

consolidated balance sheets

(dollars in thousands) December 31,	2002	2001

Assets
Current Assets:
Cash and cash equivalents	$19,995	$85,770
Trade accounts receivable	1,039,843	1,010,728
Merchandise inventories	2,144,787	1,890,037
Prepaid expenses and other assets	131,150	159,677

Total Current Assets	3,335,775	3,146,212
Goodwill and Intangible Assets, less accumulated amortization	58,705	442,078
Other Assets	292,312	273,224
Property, Plant and Equipment:
Land	36,562	37,465
Buildings, less allowance for depreciation (2002-$105,348; 2001-$101,914)	124,546	127,639
Machinery and equipment, less allowance for depreciation (2002-$360,732; 2001-$341,933)	171,943	180,028

Net Property, Plant and Equipment	333,051	345,132

	$4,019,843	$4,206,646

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade accounts payable	$735,183	$644,084
Current portion of long-term debt and other borrowings	116,905	57,190
Accrued compensation	63,825	62,395
Other accrued expenses	81,882	106,099
Dividends payable	50,557	49,413
Income taxes payable	21,366	—

Total Current Liabilities	1,069,718	919,181
Long-Term Debt	674,796	835,580
Deferred Income Taxes	97,912	60,985
Minority Interests in Subsidiaries	47,408	45,777
Shareholders’ Equity:
Preferred Stock, par value $1 per share—authorized 10,000,000 shares; none issued	—	—
Common Stock, par value $1 per share—authorized 450,000,000 shares; issued 174,380,634 shares in 2002 and 173,473,944 shares in 2001	174,381	173,474
Additional paid-in capital	44,371	16,080
Accumulated other comprehensive loss	(60,522)	(46,094)
Retained earnings	1,971,779	2,201,663

Total Shareholders’ Equity	2,130,009	2,345,123

	$4,019,843	$4,206,646

     See accompanying notes.

consolidated statements of income

(in thousands, except per share data) Year ended December 31,	2002	2001	2000

Net sales	$8,258,927	$8,220,668	$8,369,857
Cost of goods sold	5,704,749	5,699,174	5,764,360

	2,554,178	2,521,494	2,605,497
Selling, administrative and other expenses	1,948,442	1,951,559	1,958,747
Facility consolidation and impairment charges	—	73,922	—

Income before income taxes and cumulative effect of a change in accounting principle	605,736	496,013	646,750
Income taxes	238,236	198,866	261,427

Income before cumulative effect of a change in accounting principle	367,500	297,147	385,323
Cumulative effect of a change in accounting principle	(395,090)	—	—

Net (loss) income	$(27,590)	$297,147	$385,323

Basic net income (loss) per common share:
Before cumulative effect of a change in accounting principle	$2.11	$1.72	$2.20
Cumulative effect of a change in accounting principle	(2.27)	—	—

Basic net (loss) income	$(0.16)	$1.72	$2.20

Diluted net income (loss) per common share:
Before cumulative effect of a change in accounting principle	$2.10	$1.71	$2.20
Cumulative effect of a change in accounting principle	(2.26)	—	—

Diluted net (loss) income	$(0.16)	$1.71	$2.20

Weighted average common shares outstanding	174,369	172,765	175,009
Dilutive effect of stock options and non-vested restricted stock awards	735	868	318

Weighted average common shares outstanding- assuming dilution	175,104	173,633	175,327

     See accompanying notes.

consolidated statements of shareholders’ equity

				Accumulated
	Common Stock		Additional	Other		Total
			Paid-in	Comprehensive	Retained	Shareholders'
dollars in thousands	Shares	Amount	Capital	Income (Loss)	Earnings	Equity

Balance at January 1, 2000	177,275,602	$177,276	$—	$(6,857)	$2,007,098	$2,177,517
Net income	—	—	—	—	385,323	385,323
Foreign currency translation adjustment	—	—	—	(6,184)	—	(6,184)

Comprehensive income						379,139

Cash dividends declared, $1.10 per share	—	—	—	—	(192,455)	(192,455)
Stock options exercised, including tax benefit	386	—	8	—	—	8
Purchase of stock	(5,466,029)	(5,466)	(13,840)	—	(98,509)	(117,815)
Stock issued in connection with acquisitions	579,729	580	13,832	—	—	14,412

Balance at December 31, 2000	172,389,688	172,390	—	(13,041)	2,101,457	2,260,806
Net income	—	—	—	—	297,147	297,147
Foreign currency translation adjustment	—	—	—	(12,252)	—	(12,252)
Changes in fair value of derivative instruments, net of income taxes of $13,867	—	—	—	(20,801)	—	(20,801)

Comprehensive income						264,094

Cash dividends declared, $1.14 per share	—	—	—	—	(196,941)	(196,941)
Stock options exercised, including tax benefit	936,978	937	13,464	—	—	14,401
Purchase of stock	(496,025)	(496)	(12,162)	—	—	(12,658)
Stock issued in connection with acquisitions	643,303	643	14,778	—	—	15,421

Balance at December 31, 2001	173,473,944	173,474	16,080	(46,094)	2,201,663	2,345,123
Net loss	—	—	—	—	(27,590)	(27,590)
Foreign currency translation adjustment	—	—	—	(17,960)	—	(17,960)
Changes in fair value of derivative instruments, net of income taxes of $2,686	—	—	—	3,532	—	3,532

Comprehensive loss						(42,018)

Cash dividends declared, $1.16 per share	—	—	—	—	(202,294)	(202,294)
Stock options exercised, including tax benefit	1,286,697	1,287	39,190	—	—	40,477
Purchase of stock	(389,434)	(389)	(11,226)	—	—	(11,615)
Stock issued in connection with acquisition	9,427	9	327	—	—	336

Balance at December 31, 2002	174,380,634	$174,381	$44,371	$(60,522)	$1,971,779	$2,130,009

consolidated statements of cash flows

(dollars in thousands) Year ended December 31,	2002	2001	2000

Operating activities
Net (loss) income	$(27,590)	$297,147	$385,323
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	70,151	85,793	92,303
Gain on sale of property, plant and equipment	(25)	(1,626)	(5,674)
Deferred income taxes	43,995	(21,704)	(6,714)
Cumulative effect of a change in accounting principle	395,090	—	—
Non-cash portion of facility consolidation and impairment charges	—	89,500	—
Income applicable to minority interests	2,315	3,077	2,430
Income tax benefit of stock options exercised	4,468	2,488	—
Changes in operating assets and liabilities:
Trade accounts receivable	(27,380)	6,974	(14,298)
Merchandise inventories	(243,005)	(45,063)	(84,508)
Trade accounts payable	88,215	7,354	50,899
Other, net	(33,826)	(88,300)	(105,336)

	299,998	38,493	(70,898)

Net cash provided by operating activities	272,408	335,640	314,425
Investing activities
Purchases of properly, plant and equipment	(64,758)	(41,944)	(71,129)
Proceeds from sale of property, plant and equipment	10,137	5,261	10,605
Acquisition of businesses and other investments, net of cash acquired	(6,042)	(16,358)	(46,226)

Net cash used in investing activities	(60,663)	(53,041)	(106,750)
Financing activities
Proceeds from credit facilities	1,021,168	3,223,466	2,813,820
Payments on credit facilities	(1,122,237)	(3,251,769)	(2,731,601)
Stock options exercised	36,009	11,913	8
Dividends paid	(201,150)	(195,022)	(189,995)
Purchase of stock	(11,615)	(12,658)	(117,815)

Net cash used in financing activities	(277,825)	(224,070)	(225,583)
Effect of exchange rate changes on cash	305	(497)	(89)

Net (decrease) increase in cash and cash equivalents	(65,775)	58,032	(17,997)
Cash and cash equivalents at beginning of year	85,770	27,738	45,735

Cash and cash equivalents at end of year	$19,995	$85,770	$27,738

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	$173,595	$257,280	$252,416

Interest	$60,807	$60,461	$61,750

See accompanying notes.

notes to consolidated financial statements

December 31, 2002

1. Summary of Significant Accounting Policies

Business

Genuine Parts Company and all of its majority-owned subsidiaries (“the Company”) is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,850 locations in North America and, therefore, has limited exposure from credit losses to any particular customer or industry segment. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.

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

Foreign Currency Translation

The consolidated balance sheets and statements of income of the Company’s foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive loss.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2002, 2001, and 2000, the Company recorded provisions for bad debts of approximately $20,900,000, $26,500,000, and $13,900,000, respectively.

Merchandise Inventories, including Consideration Received from Vendors

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $181,220,000 and $173,488,000 higher than reported at December 31, 2002 and 2001, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company’s inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2003 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses, amounts due from vendors, income taxes receivable in 2001, and deferred income taxes.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note 2). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if additional goodwill impairment occurs at a future date.

notes to consolidated financial statements, continued

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in 2002.

Goodwill amortization expense was $11,912,000 and $11,422,000 in 2001 and 2000, respectively. Accumulated amortization for goodwill at December 31, 2001 was $51,134,000.

Other Assets

Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method, and certain costs of internal-use information systems under development.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets Other Than Goodwill

The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following:

(Dollars in Thousands) December 31	2002	2001

Foreign currency translation	$43,253	$25,293
Net unrealized loss on derivative instruments, net of taxes	17,269	20,801

Total accumulated other comprehensive loss	$60,522	$46,094

Fair Value of Financial Instruments

The carrying amount reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other accrued expenses in the consolidated balance sheet, was approximately $15,643,000 and $31,570,000 at December 31, 2002 and 2001, respectively. The fair value of derivative financial instruments has been determined based on quoted market prices. At December 31, 2002 and 2001, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2002 and 2001, the fair market value of fixed rate long-term debt was approximately $537,000,000 and $500,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Derivative Instruments and Hedging Activities

From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company’s exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company’s derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company’s interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $200,000,000, $198,000,000 and $200,000,000 in the years ended December 31, 2002, 2001, and 2000, respectively.

Stock Compensation

Until January 1, 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations in accounting for stock compensation. Under APB 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 7 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to all stock options. See Recently Issued Accounting Pronouncements below.

Net (Loss) Income Per Common Share

Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the year. The computation of diluted net (loss) income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 679,000, 3,485,000 and 4,325,000, shares of common stock at prices ranging from $23 to $38 per share were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted net (loss) income per common share because the options’ exercise price was greater than the average market price of the common shares. At December 31, 2002, 2001 and 2000, the dilutive effect of options to purchase approximately 56,000, 199,000, and 748,000 shares of common stock at an average exercise price of approximately $18, $18, and $9 per share, respectively, issued in connection with a 1998 acquisition have been included in the computation of diluted net (loss) income per common share since the date of the acquisition.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Recently Issued Accounting Pronouncements

Effective January 1, 2002, the Company adopted SFAS No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis (see Note 2).

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“EITF 94-3”). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148’s amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The additional disclosures required under SFAS No. 148 have been included in Note 7.

Beginning on January 1, 2003, the Company will prospectively account for all future stock compensation awards in accordance with SFAS No. 123’s fair value method. The adoption of the preferred recognition provisions of SFAS No. 123 is not expected to have a material impact on the Company’s financial position or results of operations in 2003, and the effect on periods thereafter, while entirely dependent on the terms of future stock compensation awards, is not expected to be significant.

In November 2002, the FASB issued Interpretation Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are presented in Note 10. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its financial statements.

In January 2003, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. While the Company does receive cash consideration from vendors subject to the provisions of EITF 02-16, the Company has not yet completed its evaluation of the potential impact on its financial statements. EITF 02-16 is effective for fiscal periods beginning after December 15, 2002.

2. Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill.

notes to consolidated financial statements, continued

Within the Company’s four reportable segments, the Company identified reporting units as defined in SFAS No. 142. The reporting units’ goodwill was tested for impairment during the first quarter of 2002 as required by SFAS No. 142 based on the expected present value of future cash flows approach. As a result of this valuation process as well as the application of the remaining provisions of SFAS No. 142, the Company recorded a transitional impairment loss of approximately $395.1 million ($2.27 basic loss per share and $2.26 diluted loss per share) as of January 1, 2002. This write-off was reported as a cumulative effect of a change in accounting principle in the Company’s consolidated statement of income as of January 1, 2002. No tax benefits were recorded in connection with this goodwill impairment. For the year ended December 31, 2002, additions to goodwill of approximately $14.7 million relate to a balance sheet reclassification and additional consideration for earnouts on prior acquisitions. The Company also assessed the finite-lived, identifiable intangible assets for impairment under the undiscounted cash flows approach and concluded there was no impairment.

The changes in the carrying amount of goodwill during the period by reportable segment, as well as other identifiable intangible assets, are summarized as follows (in thousands):

	Goodwill

				Electrical	Identifiable
			Office	Electronic	Intangible
	Automotive	Industrial	Products	Materials	Assets	Total

Balance as of January 1, 2002	$221,752	$50,304	$8,297	$155,611	$6,114	$442,078
Goodwill and intangible assets acquired during the year	13,266	31	400	—	956	14,653
Amortization during the year	—	—	—	—	(2,421)	(2,421)
Other impairment charges	—	(515)	—	—	—	(515)
Transitional impairment losses	(213,401)	(19,512)	(6,566)	(155,611)	—	(395,090)

Balance as of December 31, 2002	$21,617	$30,308	$2,131	$—	$4,649	$58,705

Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives ranging from 10 years to 40 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in prior years, the Company’s income would have been affected as follows, in thousands, except per share data:

Year ended December 31,	2002	2001	2000

Reported income before the cumulative effect of an change in accounting principle	$367,500	$297,147	$385,323
Add back: Goodwill amortization	—	11,912	11,422

Adjusted income before the cumulative effect of a change in accounting principle	$367,500	$309,059	$396,745

Basic income per common share before the cumulative effect of a change in accounting principle:
As reported	$2.11	$1.72	$2.20
Add back: Goodwill amortization	—	0.07	0.07

As adjusted	$2.11	$1.79	$2.27

Diluted income per common share before the cumulative effect of a change in accounting principle:
As reported	$2.10	$1.71	$2.20
Add back: Goodwill amortization	—	0.07	0.07

As adjusted	$2.10	$1.78	$2.27

3. Facility Consolidation, Impairment and Other Charges

Prior to December 31, 2001, the Company’s management approved a plan to close and consolidate certain facilities, terminate certain employees, and exit certain other activities. The Company also determined certain assets were impaired. Following is a summary of the charges and the related accruals for continuing liabilities associated with the plan (in thousands):

				Liability at		Liability at
			Paid in	December 31,	Paid in	December 31,
	Total	Non-cash	2001	2001	2002	2002

Impairment charges	$49,400	$(49,400)	$—	$—	$—	$—
Facility consolidation expenses	17,900	(6,900)	(300)	10,700	(4,800)	5,900
Severance expenses	6,700	—	(100)	6,600	(4,800)	1,800
Inventory-related exit costs	17,400	(17,400)	—	—	—	—
Other	16,400	(15,800)	—	600	(300)	300

	$107,800	$(89,500)	$(400)	$17,900	$(9,900)	$8,000

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation of the Company’s office products segment totaling approximately $30,000,000, and (2) an impaired technology-related venture of the Company’s automotive segment totaling approximately $15,000,000 for which the Company projected the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company’s business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company’s facility consolidation. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative and other expenses.

4. Credit Facilities

The principal amount of the Company’s borrowings subject to variable rates before interest rate swap agreements totaled approximately $287,666,000 and $378,892,000 at December 31, 2002 and 2001, respectively. The weighted average interest rate on the Company’s outstanding borrowings was approximately 4.76% and 5.30% at December 31, 2002 and 2001, respectively.

On November 30, 2001, the Company completed a $500,000,000 financing with a consortium of financial institutions and insurance companies (the “Notes”). The proceeds of the Notes were primarily used to repay certain variable rate borrowings.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2002, the Company was in compliance with all such covenants. Total interest expense for all borrowings was $59,640,000 in 2002, $59,416,000 in 2001 and $63,496,000 in 2000.

Amounts outstanding under the Company’s credit facilities consist of the following:

(In Thousands) December 31	2002	2001

U.S. dollar denominated borrowings:
Unsecured revolving line of credit, $200,000,000, Libor plus .55%, due December 2003	$100,000	$7,000
Unsecured term notes:
November 30, 2001, Series A Senior Notes, $250,000,000 5.86% fixed, due November 30, 2008	250,000	250,00
November 30, 2001, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	250,000
December 1, 1998, Libor plus .55%, due February 2004	171,367	231,367
July 1, 1998, Libor plus .25%, due July 2005	—	50,000
October 1, 1998, Libor plus .25%, due October 2008	—	50,000
Other borrowings	11,370	27,375
Canadian dollar (CND) denominated borrowings translated into U.S. dollars:
Line of credit, CND$65,000,000 secured by accounts receivable, Banker’s Acceptance rate plus .27%, cancelable on 30 days notice or due March 2003	—	18,846
Unsecured revolving lines of credit, CND$25,000,000, Banker’s Acceptance rate plus ..55%, due October 2002	—	8,041
Unsecured revolving lines of credit, CND$100,000,000, Banker’s Acceptance rate plus .55%, due May 2003	8,964	141

	791,701	892,770
Current portion of long-term debt and other borrowings	116,905	57,190

	$674,796	$835,580

Approximate maturities under the Company’s credit facilities are as follows (in thousands):

2003	$116,905
2004	171,770
2005	3,026
2006	—
2007	—
Subsequent to 2007	500,000

$791,701

5. Shareholders’ Equity

The Company has a Shareholder Protection Rights Agreement which includes the distribution of rights to common shareholders under certain defined circumstances. The rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The rights will be exercisable only if a person, group or company acquires 20% or more of the Company’s common stock or commences a tender offer that would result in ownership of 20% or more of the common stock. The Company is entitled to redeem each right for one cent.

notes to consolidated financial statements, continued

6. Leased Properties

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $66,000,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company’s balance sheet. Future minimum payments, by year and in the aggregate, under the non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002 (in thousands):

2003	$101,728
2004	74,143
2005	51,734
2006	34,852
2007	26,069
Subsequent to 2007	87,324

$375,850

Rental expense for operating leases was approximately $114,352,000 in 2002, $112,470,000 in 2001, and $106,689,000 in 2000.

7. Stock Options and Restricted Stock Awards

In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company’s stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended by SFAS No. 148 and described in Note 1, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.1%, 5.0%, and 5.9%; dividend yield of 4.0%; 3.8%, and 5.0%; annual volatility factor of the expected market price of the Company’s common stock of 0.22, 0.26, and 0.18, and an expected life of the options of 8 years, 5 years, and 6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts):

Year ended December 31,	2002	2001	2000

Net (loss) income, as reported	$(27,590)	$297,147	$385,323
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,376)	(3,394)	(5,354)

Pro forma net (loss) income	$(30,966)	$293,753	$379,969

(Loss) income per share:
Basic—as reported	$(0.16)	$1.72	$2.20

Basic—pro forma	$(0.18)	$1.70	$2.17

Diluted—as reported	$(0.16)	$1.71	$2.20

Diluted—pro forma	$(0.18)	$1.69	$2.17

A summary of the Company’s stock option activity and related information are as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise	Shares	Exercise	Shares	Exercise
	(000's)	Price	(000's)	Price	(000's)	Price

Outstanding at beginning of year	6,156	$28	7,513	$26	5,388	$28
Granted	3,131	32	30	33	2,412	21
Exercised	(1,412)	29	(1,049)	14	(8)	22
Forfeited	(301)	34	(338)	32	(279)	27

Outstanding at end of year	7,574	$29	6,156	$28	7,513	$26

Exercisable at end of year	3,337	$28	4,477	$29	3,760	$28

Weighted-average fair value of options granted during the year	$5.72		$6.91		$2.71

Shares available for future grants	4,080		6,910		6,602

Exercise prices for options outstanding as of December 31, 2002 ranged from approximately $21 to $35, except for 56,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of those options is approximately 5 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2002, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

8. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

(In Thousands)	2002	2001

Deferred tax assets related to:
Expense not yet deducted for tax purposes	$87,256	$117,745
Deferred tax liabilities related to:
Employee and retiree benefits	104,833	89,937
Inventory	52,000	33,591
Property and equipment	18,722	22,077
Other	10,333	6,848

	185,888	152,453
Net deferred tax liability	98,632	34,708
Current portion of deferred tax liability (asset)	720	(26,277)

Non-current deferred tax liability	$97,912	$60,985

The components of income tax expense are as follows:

(In Thousands)	2002	2001	2000

Current:
Federal	$165,289	$188,040	$223,452
State	28,952	32,530	44,689
Deferred	43,995	(21,704)	(6,714)

	$238,236	$198,866	$261,427

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of an accounting change are as follows:

(In Thousands)	2002	2001	2000

Statutory rate applied to income before the cumulative effect of an accounting change	$212,008	$173,605	$226,363
Plus state income taxes, net of Federal tax benefit	23,081	19,064	28,322
Other	3,147	6,197	6,742

	$238,236	$198,866	$261,427

notes to consolidated financial statements, continued

9. Employee Benefit Plans

The Company’s noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees’ compensation during five of their last ten years of credited service. The Company’s funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits also include amounts related to a supplemental retirement plan.

			Other
	Pension		Postretirement
	Benefits		Benefits

(In Thousands)	2002	2001	2002	2001

Changes in benefit obligation
Net benefit obligation at beginning of year	$662,532	$573,170	$10,769	$10,537
Service cost	25,622	19,935	235	177
Interest cost	49,810	44,525	877	816
Plan participants’ contributions	—	—	2,993	2,395
Plan amendments	(2,727)	1,756	—	—
Actuarial loss	55,556	44,242	677	1,588
Gross benefits paid	(21,150)	(21,096)	(5,533)	(4,744)

Net benefit obligation at end of year	$769,643	$662,532	$10,018	$10,769

Changes in plan assets
Fair value of plan assets at beginning of year	$707,158	$702,282	$—	$—
Actual return on plan assets	(43,083)	25,332	—	—
Employer contributions	12,085	640	2,540	2,349
Plan participants’ contribution	—	—	2,993	2,395
Gross benefits paid	(21,150)	(21,096)	(5,533)	(4,744)

Fair value of plan assets at end of year	$655,010	$707,158	$—	$—

The following table sets forth the funded status of the plans and the amount recognized in the consolidated balance sheets at December 31:

			Other
	Pension		Postretirement
	Benefits		Benefits

(In Thousands)	2002	2001	2002	2001

Funded status at end of year	$(114,633)	$44,626	$(10,018)	$(10,769)
Unrecognized net actuarial loss	318,699	148,128	3,249	2,839
Unrecognized prior service (income) cost	(6,460)	(6,702)	5,492	5,980

Net amount recognized at end of year	$197,606	$186,052	$(1,277)	$(1,950)

Net periodic pension cost (income) included the following components:

				Other
	Pension			Postretirement
	Benefits			Benefits

(In Thousands)	2002	2001	2000	2002	2001	2000

Service cost	$25,622	$19,935	$18,859	$235	$177	$88
Interest cost	49,810	44,525	41,363	877	816	672
Expected return on plan assets	(72,887)	(72,167)	(69,154)	—	—	—
Amortization of unrecognized transition obligation	—	260	260	—	—	—
Amortization of prior service (cost) income	(2,968)	(2,871)	(2,911)	487	588	588
Amortization of actuarial loss	954	531	50	268	74	—

Net periodic pension cost (income)	$531	$(9,787)	$(11,533)	$1,867	$1,655	$1,348

The assumptions used in accounting for the defined benefit plans and other postretirement plan are as follows:

			Other
	Pension		Postretirement
	Benefits		Benefits

	2002	2001	2002	2001

Weighted-average discount rate	6.75%	7.35%	6.75%	7.35%
Rate of increase in future compensation levels	4.15%	4.15%	—	—
Expected long-term rate of return on assets	9.45%	9.85%	—	—
Health care cost trend on covered charges	—	—	10.00%	7.00%

The expected long-term rate of return on assets for measuring the pension expense or income for the year ending December 31, 2003 will be approximately 8.95%.

The effect of a one-percentage point change in the 2002 assumed health care cost trend is as follows:

(In Thousands)	Decrease	Increase

Total service and interest cost components on net periodic postretirement health care benefit cost	$(2,015)	$3,072
Accumulated postretirement benefit obligation for health care benefits	(206)	338

At December 31, 2002, the Company-sponsored pension plan held 1,619,480 shares of common stock of the Company with a market value of approximately $49,880,000. Dividend payments received by the plan on Company stock totaled approximately $1,867,000 and $1,780,000 in 2002 and 2001, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company has a defined contribution plan which covers substantially all of its domestic employees. The Company’s contributions are determined based on 20% of the first 6% of the covered employee’s salary. Total plan expense was approximately $6,112,000 in 2002, $5,901,000 in 2001 and $5,751,000 in 2000.

10. Guarantees

Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the lease properties is less than the guaranteed residual value. The maximum amount of the Company’s potential guarantee obligation at December 31, 2002 is approximately $66,000,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

The Company also guarantees borrowings of certain independently controlled automotive parts stores (the “independents”). The total borrowings of the independents at December 31, 2002 were approximately $160,000,000. Of the total borrowings, the Company has guaranteed approximately $61,350,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guarantee obligations of the independents, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents’ borrowings.

11. Segment Data

The segment data for the past five years presented on page 17 is an integral part of these financial statements.

The Company’s automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses.

The Company’s industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company’s office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.

The Company’s electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company’s operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters’ facilities and equipment.

For the year ended December 31, 2001, Facility Consolidation and Impairment Charges discussed in Note 3 totaling approximately $12,900,000 have been classified as a reduction to operating profit of the office products segment for management reporting purposes. In connection with a 2000 management reporting change, certain corporate expenses were reclassified to the automotive segment for all years presented. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item “other” represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company’s consolidated statements of income.