Form 10-K, Exhibit 13
period 2003-12-31
GENUINE PARTS CO
filed 2004-03-08
CIK 40987

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA


(in thousands, except per share data)
       Year ended December 31,                        2003            2002             2001              2000           1999
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                         $  8,449,300    $  8,258,927     $  8,220,668      $  8,369,857   $  7,950,822
Cost of goods sold                                   5,826,684       5,704,749        5,699,174***      5,764,360      5,436,056
Selling, administrative and other expenses           2,050,873       1,948,442        1,951,559***      1,958,747      1,886,699
Facility consolidation and impairment charges               --              --           73,922***             --             --
Income before taxes and accounting change              571,743         605,736          496,013           646,750        628,067
Income taxes                                           218,101         238,236          198,866           261,427        250,445
Income before cumulative effect of a change
  in accounting principle                              353,642         367,500          297,147           385,323        377,622
Cumulative effect of a change in
  accounting principle                                  19,541*        395,090**             --                --             --
Net income (loss) after cumulative effect
  of a change in accounting principle             $    334,101    $    (27,590)    $    297,147      $    385,323   $    377,622
Average common shares outstanding during year -
  assuming dilution                                    174,480         175,104          173,633           175,327        179,238
Per common share:
  Diluted net income, excluding cumulative effect $       2.03    $       2.10     $       1.71***   $       2.20   $       2.11
  Diluted net income (loss)                               1.91           (0.16)            1.71              2.20           2.11
  Dividends declared                                      1.18            1.16             1.14              1.10           1.04
  December 31 closing stock price                        33.20           30.80            36.70             26.19          24.81
Long-term debt, less current maturities                625,108         674,796          835,580           770,581        702,417
Shareholders' equity                                 2,312,283       2,130,009        2,345,123         2,260,806      2,177,517
Total assets                                      $  4,116,497    $  4,061,055     $  4,206,646      $  4,142,114   $  3,929,672

* The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board's EITF 02-16. Had the Company accounted for vendor consideration in accordance with EITF 02-16 in prior years, there would have been no significant impact on net income (loss) and diluted income (loss) per share for the years ended December 31, 2002, 2001, 2000 and 1999. In addition, in accordance with EITF 02-16, approximately $102 million was reclassified from selling, administrative and other expenses to cost of goods sold for the year ended December 31, 2003. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million, $111 million, $82 million, and $61 million would have been reclassified from selling, administrative and other expenses to cost of goods sold for the years ended December 31, 2002, 2001, 2000 and 1999, respectively.

** The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($.07 per share), $11.4 million ($.06 per share), and $10.7 million ($.06 per share) for the years ended December 31, 2001, 2000 and 1999.

*** Facility Consolidation, Impairment and Other Charges ("2001 Charges") totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses. Diluted net income per common share before the 2001 Charges was $2.08.

MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange


           Sales Price of Common Shares
Quarter        2003             2002
------------------------------------------
          HIGH      LOW     High      Low
First    $31.88   $27.43   $38.08   $33.92
Second    33.66    30.70    37.80    34.17
Third     33.45    30.03    33.63    27.64
Fourth    33.20    30.78    32.00    29.48


          Dividends Declared Per Share

                2003     2002

--------------------------------------
First          $0.295   $ 0.29
Second          0.295     0.29
Third           0.295     0.29
Fourth          0.295     0.29

Number of Record Holders of Common Stock as of December 31, 2003: 7,719

SEGMENT DATA


(dollars in thousands) Year ended December 31,         2003           2002           2001           2000           1999
---------------------------------------------------------------------------------------------------------------------------
Net sales:
  Automotive                                       $  4,477,508   $  4,335,362   $  4,252,913   $  4,163,814   $  4,084,775
  Industrial                                          2,253,947      2,246,124      2,234,241      2,342,686      2,156,134
  Office products                                     1,457,149      1,396,453      1,379,859      1,336,500      1,218,367
  Electrical/electronic materials                       297,618        315,826        387,771        557,866        522,411
  Other                                                 (36,922)       (34,838)       (34,116)       (31,009)       (30,865)
                                                   ------------------------------------------------------------------------
    Total net sales                                $  8,449,300   $  8,258,927   $  8,220,668   $  8,369,857   $  7,950,822
                                                   ========================================================================
Operating profit:

  Automotive                                       $    363,022   $    381,771   $    378,162   $    381,250   $    383,830
  Industrial                                            151,109        178,027        172,208        206,193        186,203
  Office products                                       143,263        140,912        141,762        134,343        118,345
  Electrical/electronic materials                         7,112          2,756          3,229         28,010         23,343
                                                   ------------------------------------------------------------------------
    Total operating profit                              664,506        703,466        695,361        749,796        711,721
                                                   ========================================================================
Interest expense                                        (51,538)       (59,640)       (59,416)       (63,496)       (41,487)
Corporate expense                                       (37,121)       (33,354)       (27,670)       (23,277)       (22,283)
Equity in loss from investees                                --             --             --             --         (3,675)
Goodwill and intangible amortization                     (1,539)        (2,421)       (14,333)       (13,843)       (12,708)
Minority interests                                       (2,565)        (2,315)        (3,077)        (2,430)        (3,501)
Facility consolidation and impairment charges                --             --        (94,852)            --             --
                                                   ------------------------------------------------------------------------
     Income before income taxes and accounting
      change                                       $    571,743   $    605,736   $    496,013   $    646,750   $    628,067
                                                   ========================================================================
Assets:

  Automotive                                       $  2,364,428   $  2,313,747   $  2,219,503   $  2,099,610   $  2,034,417
  Industrial                                            954,434        982,951        867,716        840,585        758,206
  Office products                                       619,374        581,203        538,468        542,406        503,904
  Electrical/electronic materials                        96,727         98,225        121,721        190,635        174,258
  Corporate                                              23,506         26,224         17,160         17,443         18,588
  Goodwill and intangible assets                         58,028         58,705        442,078        451,435        440,299
                                                   ------------------------------------------------------------------------
    Total assets                                   $  4,116,497   $  4,061,055   $  4,206,646   $  4,142,114   $  3,929,672
                                                   ========================================================================
Depreciation and amortization:

  Automotive                                       $     42,681   $     43,007   $     45,094   $     51,546   $     51,563
  Industrial                                             10,265         10,789         11,992         11,617         10,926
  Office products                                        10,639          9,856          9,345          9,598          8,814
  Electrical/electronic materials                         2,729          3,422          4,009          4,391          4,173
  Corporate                                               1,160            656          1,020          1,308          1,783
  Goodwill and intangible amortization                    1,539          2,421         14,333         13,843         12,708
                                                   ------------------------------------------------------------------------
    Total depreciation and amortization            $     69,013   $     70,151   $     85,793   $     92,303   $     89,967
                                                   ========================================================================
Capital expenditures:

  Automotive                                       $     58,754   $     38,599   $     26,766   $     35,031   $     57,710
  Industrial                                              6,824         10,868          6,388         20,054         11,275
  Office products                                         7,211         13,376          5,941          9,116         16,085
  Electrical/electronic materials                           394            224          2,466          3,183          3,113
  Corporate                                                 721          1,691            383          3,745            100
                                                   ------------------------------------------------------------------------
    Total capital expenditures                     $     73,904   $     64,758   $     41,944   $     71,129   $     88,283
                                                   ========================================================================
Net sales:

  United States                                    $  7,666,389   $  7,568,926   $  7,526,631   $  7,665,498   $  7,345,707
  Canada                                                731,200        623,686        629,330        633,715        585,504
  Mexico                                                 88,633        101,153         98,823        101,653         50,476
  Other                                                 (36,922)       (34,838)       (34,116)       (31,009)       (30,865)
                                                   ------------------------------------------------------------------------
    Total net sales                                $  8,449,300   $  8,258,927   $  8,220,668   $  8,369,857   $  7,950,822
                                                   ========================================================================
Net long-lived assets:
  United States                                    $    339,020   $    339,495   $    579,635   $    618,818   $    620,837
  Canada                                                 57,906         47,522        182,041        201,895        207,672
  Mexico                                                  4,094          4,739         25,534         25,982         25,333
                                                   ------------------------------------------------------------------------
    Total net long-lived assets                    $    401,020   $    391,756   $    787,210   $    846,695   $    853,842
                                                   ========================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2003

OVERVIEW

Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2003, business was conducted throughout the United States, in Canada and in Mexico from approximately 1,800 locations. We recorded consolidated net income, before the cumulative effect of changes in accounting principles, of $354 million compared to $368 million in 2002, a decrease of 4%. After the 2003 and 2002 cumulative effect of changes in accounting principles, net income was $334 million, as compared to the net loss in 2002 of $28 million. The results in all of our industry groups for each of the last three years have been affected by the slow economy with the impact being greatest for Motion Industries and EIS due to the conditions in the manufacturing sectors of the economy. The Company has countered this impact with the introduction of new product lines, sales to new markets and cost savings initiatives, among other things. During 2001, we recorded charges associated with plant closings, exiting certain business lines and determinations of impairment of certain assets. In addition, during 2002 and 2003 we recorded certain charges to earnings as a result of changes in accounting principles relating to goodwill impairment and cash consideration received from vendors. These changes have no impact on our operating results and no cash implications for us. The 2001 charges and changes in accounting principles during the prior three year period are discussed further under "Results of Operations" and "Facility Consolidation, Impairment And Other Charges." Our results are also dependent on the effect of certain accounting assumptions and estimates which are discussed under "Critical Accounting Estimates" below. The major December 31, 2003 balance sheet categories were relatively consistent with the December 31, 2002 balance sheet, and our liquidity and capital resources improved as we reduced our total debt outstanding at December 31, 2003 by approximately $114 million compared to December 31, 2002.

RESULTS OF OPERATIONS

The Company's results of operations are summarized below for the three years ended December 31, 2003, 2002 and 2001.


                               2003           2002           2001
Year ended December 31      (in thousands except for per share data)
---------------------------------------------------------------------
Net Sales                  $  8,449,300   $  8,258,927   $  8,220,668
Gross Profit                  2,622,616      2,554,178      2,521,494
Income before
  Cumulative Effect of a
  Change in Accounting
  Principle                     353,642        367,500        297,147
Cumulative Effect of a
  Change in Accounting
  Principle                     (19,541)      (395,090)            --
Net Income (Loss)               334,101        (27,590)       297,147

Diluted Earnings (Loss)
  per share:
Before Change in
  Accounting Principle             2.03           2.10           1.71
After Change in
  Accounting Principle             1.91           (.16)          1.71

NET SALES

Net sales for the year ended December 31, 2003, totaled $8.45 billion, a 2% increase from 2002. All industry groups were affected to some degree by competitive pressures associated with the difficult economic climate in our markets for most of the year. The impact of these conditions was the greatest for the Industrial and Electrical Groups due to our dependence on the manufacturing sectors of the economy in these segments. Prices were down slightly in the Automotive and Electrical segments in 2003, while pricing in the Industrial and Office segments increased 2% and .6%, respectively, during 2003. Net sales for the year ended December 31, 2002, totaled $8.26 billion, which was a slight increase from 2001. The economy was challenging for us in 2002, so it was significant for the Company to achieve at least some sales growth. In 2002, prices were down slightly in the Automotive and Electrical segments, while pricing in the Industrial and Office segments increased 2% and .7%, respectively.

AUTOMOTIVE GROUP

Sales for the Automotive Group ("Automotive") were $4.5 billion in 2003, an increase of 3% over 2002. Automotive sales were $4.3 billion in 2002, an increase of 2% over 2001. Automotive revenues have been relatively consistent in the past three years, up 2% in 2001 and with comparative quarterly increases each quarter in 2002 and 2003. In the 4th quarter of 2003, Automotive sales were stronger than the previous quarters in 2003, up 6%.

INDUSTRIAL GROUP

Sales for Motion Industries, our Industrial Group ("Industrial"), were $2.3 billion in 2003, a slight increase over the previous year. Industrial sales were $2.2 billion in 2002, a slight increase over 2001. As noted above, the weak conditions in the markets served by Industrial have affected our sales growth in this segment over the last three years. Fortunately, industrial production and factory utilization numbers used to measure these markets are beginning to show some improving trends.

OFFICE GROUP

Sales for S.P. Richards, our Office Products Group ("Office"), were $1.5 billion, up 4% over 2002. Our Office sales were $1.4 billion in 2002, up 1% over 2001. Office has continued to expand their product offerings to generate sales growth. In addition, strong sales of computer supplies and accessories supported their growth in 2003.

ELECTRICAL GROUP

Sales for EIS, our Electrical and Electronic Group ("Electrical"), were down 6% to $298 million in 2003. Our Electrical sales were down 19% to $316 million in 2002. As noted above, the decrease in sales in the Electrical Group can be generally attributed to the Group's dependence on the manufacturing sector of the economy. In addition, conditions in the telecommunications industry have resulted in weaker sales in recent years. The sales trends in 2003 reflected an improving trend for Electrical, and sales in the 4th quarter were slightly greater than in 2002.

COST OF GOODS SOLD/EXPENSES

Cost of goods sold in 2003 was 69.0% of net sales compared to 69.1% in 2002. Selling, administrative, and other expenses of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

$2.1 billion were 24.3% of sales compared to 23.6% last year. The decrease in cost of goods sold and the increase in expenses reflect our reclassification of certain vendor consideration associated with the adoption of EITF 02-16, as defined below. Before the reclassification, cost of goods sold in 2003 was 70.2% of sales and SG&A expenses were 23.1% of sales. The comparable increase in cost of goods sold was due to lower levels of vendor discounts and volume incentives related to purchases, overall competitive pricing pressures and product and customer mix. The comparable decrease in SG&A expenses reflect our on-going cost savings initiatives, such as tight operating expense controls and facility consolidations.

Effective January 1, 2003, the Company was required to adopt the Financial Accounting Standards Board Emerging Issues Task Force's Issue No. 02-16, related to the accounting treatment of cash consideration received from vendors ("EITF 02-16"). This encompasses certain advertising and promotional allowances, catalog support and other cash support arrangements that normally exist among retailers and distributors with their vendors. The Company historically classified certain vendor monies received, primarily advertising related, as a component of selling, administrative, and other expenses. Under the new EITF 02-16, these vendor monies generally must be classified as cost of goods sold and a portion of the amounts must be capitalized into ending inventory. In connection with the adoption of EITF 02-16, the Company recorded a cumulative effect adjustment of approximately $19.5 million. In addition, as a result of the January 1, 2003 adoption of EITF 02-16, approximately $102.2 million was reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statement of income for the year ended December 31, 2003. Under EITF 02-16, prior periods were not reclassified.

Cost of goods sold was 69.1% of net sales in 2002 as compared to 69.3% in 2001. The decrease can be attributed to more efficient supply chain costs and inventory mix. Selling, administrative, and other expenses of $1.9 billion were flat as compared to 2001, and slightly down from the previous year as a percentage of sales.

OPERATING PROFIT

Operating profit as a percentage of sales was 7.9% for 2003 compared to 8.5% in 2002. These results reflect our decrease in gross margins before the reclassification of vendor consideration as discussed above, rising pension and healthcare costs, and the overall economic conditions in certain markets, which have constrained our sales opportunities. Operating profit as a percentage of sales was 8.5% for 2002, which was flat with 2001. These results reflect overall economic conditions, as well as the fixed costs inherent in distribution, which have continued to impact operating margins.

AUTOMOTIVE GROUP

Automotive operating margins decreased from 8.8% in 2002 to 8.1% in 2003, primarily due to pricing pressures combined with increases in salaries, insurance, and other expenses associated with the addition of new Company owned stores. Automotive operating margins decreased slightly from 8.9% in 2001 to 8.8% in 2002. Costs associated with new store openings were only partially offset by cost reductions associated with distribution center closings and other headcount reductions.

INDUSTRIAL GROUP

Industrial operating margins decreased from 7.9% in 2002 to 6.7% in 2003, as lower levels of vendor discounts and volume incentives affected this segment the greatest. Industrial operating margins increased from 7.7% in 2001 to 7.9% in 2002, reflecting cost and headcount reductions resulting from branch closings.

OFFICE GROUP

Operating margins in our Office Group decreased slightly from 10.1% in 2002 to 9.8% in 2003, primarily attributable to customer and product mix. Office Group margins decreased slightly from 10.3% in 2001 to 10.1% in 2002.

ELECTRICAL GROUP

Operating margins in our Electrical Group increased from .9%in 2002 to 2.4% in 2003, as this Group continued to reduce costs through headcount reductions, branch closings and operating expense controls. Our Electrical segment increased their margins slightly from .8% in 2001 to .9% in 2002.

INCOME TAXES

The effective income tax rate decreased from 39.3% to 38.2% for the year primarily due to the utilization of foreign tax credits in 2003. The effective income tax rate decreased from 40.1% in 2001 to 39.3% in 2002, primarily as a result of the decrease in non-deductible goodwill amortization due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).

NET INCOME

Net income, before the cumulative effect of changes in accounting principles, was $354 million compared to $368 million in 2002, a decrease of 4%. On a per share diluted basis, net income for the period, before the cumulative effect of changes in accounting principles, equaled $2.03 compared to $2.10 reported in 2002. After the 2003 and 2002 cumulative effect of changes in accounting principles, net income was $334 million, or $1.91 diluted earnings per share for 2003, as compared to the net loss in 2002 of $28 million, or $.16 diluted loss per share. Net income, before the cumulative effect of changes in accounting principles in 2003 and 2002, was 4.2% of net sales compared to 4.5% in 2002.

In the first quarter of 2002, the Company completed impairment testing for goodwill in conjunction with the new provisions introduced in SFAS 142 resulting in a non-cash charge of $395.1 million. This was recorded as of January 1, 2002 as a cumulative effect of a change in accounting principle. Net income, before the cumulative effect of a change in accounting principle, was 4.5% of net sales as compared to 3.6% in 2001. Net income for 2002, before the cumulative effect of a change in accounting principle, was $368 million, an increase of 2%, compared to $362 million, before the Facility Consolidation, Impairment and Other Charges ("2001 Charges") as discussed below, for the same period in 2001. On a per share diluted basis, net income for 2002, before the 2002 cumulative effect of a change in accounting principle and the 2001 Charges, equaled $2.10, as compared to $2.08 reported in 2001. After the 2002 cumulative effect of a change in accounting principle and the 2001 Charges, the net loss was $28 million, or $.16 diluted loss per share for 2002, as compared to net income in 2001 of $297 million, or $1.71 diluted earnings per share.

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


                                                      Paid in        Paid in        Paid in      Liability at
                          Total        Non-cash         2001           2002           2003       Dec. 31, 2003
--------------------------------------------------------------------------------------------------------------
Impairment
  charges             $     49,400   $    (49,400)  $         --   $         --   $         --   $          --
Facility
  consolidation
  expenses                  17,900         (6,900)          (300)        (4,800)        (2,600)          3,300
Severance
  expenses                   6,700             --           (100)        (4,800)        (1,800)             --
Inventory-related
  exit costs - cost
  of goods sold             17,400        (17,400)            --             --             --              --
Other - selling,
  administrative
  and other
  expenses                  16,400        (15,800)            --           (300)          (300)             --
--------------------------------------------------------------------------------------------------------------
                      $    107,800   $    (89,500)  $       (400)  $     (9,900)  $     (4,700)  $       3,300
--------------------------------------------------------------------------------------------------------------

Impairment charges are primarily comprised of two separate technology projects:
(1) an abandoned software system implementation in the Office Group totaling approximately $30 million, and (2) an impaired technology-related venture in the Automotive Group totaling approximately $15 million for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company's facility consolidations. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative, and other expenses.

FINANCIAL CONDITION

The major balance sheet categories were relatively consistent with the December 31, 2002 balance sheet. The Company's cash balance at December 31, 2003 was $15 million compared to $20 million at December 31, 2002, as we continue to improve our utilization of cash. Our accounts receivable balance at December 31, 2003 increased 4% compared to last year, primarily due to our December sales increase. Inventory was slightly down compared to December 31, 2002. Accounts payable at December 31, 2003 was down $29 million from last year, as our Industrial purchases in the final quarter of 2003 were well below those in 2002. The change in debt is discussed below.

LIQUIDITY AND CAPITAL RESOURCES

The Company reduced its total debt outstanding at December 31, 2003 by approximately $114 million compared to December 31, 2002. The decline in borrowings is primarily attributable to cash generated from operating activities of $402 million. In addition, the Company's dividends, stock repurchases, capital expenditures and other investing activities in 2003 were comparable to 2002.

The ratio of current assets to current liabilities is 3.4 to 1 at December 31, 2003, and the Company's cash position is good. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations, and to meet its short-term and long-term cash requirements.

NOTES AND OTHER BORROWINGS

On November 21, 2003, the Company completed a $125,000,000 financing with a consortium of financial institutions and insurance companies (the "Notes"). The proceeds of the Notes were primarily used to repay certain variable rate borrowings. The Notes bear interest at LIBOR plus .50% (1.73% at December 31,
2003), reset every six months. Further, on October 31, 2003, the Company obtained a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions which matures in October 2008 and bears interest at LIBOR plus .40% (1.47% at December 31, 2003).

At December 31, 2003, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. In addition, at December 31, 2003, the Company had $50 million outstanding on a $350 million unsecured revolving line of credit, LIBOR plus .40%, due 2008, and an unsecured private placement term note in the amount of $125 million, LIBOR plus .50%, due 2010; and $3 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2003, the Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 4.9% and 4.8% at December 31, 2003 and 2002, respectively. Total interest expense for all borrowings was $51.5 million and $59.6 million in 2003 and 2002, respectively.

CONSTRUCTION AND LEASE FACILITY

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2003 was approximately $80 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .55%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility is approximately $80 million at December 31, 2003.

CONTRACTUAL AND OTHER OBLIGATIONS

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2003 (in thousands):


                                             PAYMENT DUE BY PERIOD
                                    Period less    Period 1-3     Period 4-5    Period over
                        Total       than 1 year       years          years        5 years
--------------------------------------------------------------------------------------------
Credit facilities   $    677,633   $     52,525   $        108   $    250,000   $    375,000
Operating leases         383,335        104,862        136,934         69,721         71,818
                    ------------------------------------------------------------------------
Total Contractual
 Cash Obligations   $  1,060,968   $    157,387   $    137,042   $    319,721   $    446,818
                    ------------------------------------------------------------------------

The Company has certain commercial commitments related to affiliate borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company's approximate commercial commitments as of December 31, 2003 (in thousands):


                                                  PAYMENT DUE BY PERIOD
                           Total          Period        Period         Period         Period
                          Amounts       less than         1-3            4-5           over
                         Committed        1 year         years          years         5 years
------------------------------------------------------------------------------------------------
Guaranteed borrowings
 of affiliates          $    163,006   $     22,778   $      7,442   $      4,961   $    127,825
Residual value
 guarantee under
 operating leases             69,330             --             --         69,330             --
Total Commercial

                        ------------------------------------------------------------------------
 Commitments            $    232,336   $     22,778   $      7,442   $     74,291   $    127,825
                        ------------------------------------------------------------------------

In addition, the Company sponsors a defined benefit pension plan that may obligate us to make contributions to the plan from time to time. We expect to make a cash contribution to our qualified defined benefit plan in 2004, and contributions required for 2005 and future years will depend on a number of unpredictable factors including the market performance of the plan's assets and future changes in interest rates that affect the actuarial measurement of the plan's obligations.

INTEREST RATE SWAPS

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The Company has interest rate swaps with fair value of approximately $11.6 million and $15.6 million outstanding as of December 31, 2003 and December 31, 2002, respectively. The decrease in fair values since December 31, 2002 is primarily due to normal settlement of monthly payments due on swaps during the year ended December 31, 2003, offset by increases in the fair value of the liability on outstanding swaps during the period.

The following table shows the activity of the Company's liability for interest rate swap agreements for the period from December 31, 2002 to December 31, 2003 (in thousands):


Fair value of contracts outstanding at December 31, 2002   $ 15,643
Contracts realized or otherwise settled
 during the period (cash paid)                               (5,494)
Other changes in fair values                                  1,437
                                                           --------
Fair value of contracts outstanding at December 31, 2003   $ 11,586
                                                           --------

This interest rate swap liability is included in Other Accrued Expenses in the Company's consolidated balance sheet. Other than interest rate swaps, the Company does not have any other significant derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

During 2003, the Company's exposure to future declines in interest rates associated with fixed rate interest rate swap agreements was consistent with 2002. At December 31, 2003, the Company had fixed interest rate payment swap agreements outstanding in the amount of $100 million, comprised of two $50 million notional swaps with maturity dates of 2005 and 2008. In addition, at December 31, 2003, approximately $500 million of the Company's total borrowings, which mature in approximately five and eight years, are at fixed rates of interest. A 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company.

SHARE REPURCHASES

On April 19, 1999, the Board authorized the repurchase of 15 million shares. Through December 31, 2003, approximately 8.4 million shares have been repurchased under this authorization.

CRITICAL ACCOUNTING ESTIMATES

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements. For further information on the critical accounting policies, see Note 1 of our Notes to Consolidated Financial Statements.

INVENTORIES-- PROVISIONS FOR SLOW MOVING AND OBSOLESCENCE

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

ALLOWANCE FOR DOUBTFUL ACCOUNTS -- METHODOLOGY

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2003, 2002 and 2001, the Company recorded provisions for bad debts of $23.8 million, $20.9 million and $26.5 million, respectively.

CONSIDERATION RECEIVED FROM VENDORS

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2003 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND GOODWILL AND OTHER INTANGIBLE ASSETS

At least annually, the Company evaluates property, plant and equipment and goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

EMPLOYEE BENEFIT PLANS

The Company's benefit plan committee establishes investment policies and strategies and regularly monitors the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long-term rate of return.

Based on the investment policy for the pension plan, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the expected rate of return on plan assets for measuring pension expense or income was chosen to be 8.75% for the year ending December 31, 2004. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The discount rate is chosen as the rate at which pension obligations might be settled and is based on capital market conditions as of the measurement date. It is based on returns available on high-quality fixed income obligations, such as those included in the Moody's Aa bond index. The discount rate used at December 31, 2003 was reduced from 6.75% to 6.25%. This is consistent with the 51 basis point decline in Moody's Aa from December 31, 2002 to December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

QUARTERLY RESULTS OF OPERATIONS

The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments, and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2003 and 2002 was not significant.

The cumulative effect of a change in accounting principle related to cash consideration from vendors in 2003 and goodwill impairment in 2002, as discussed above, resulted in a decrease in net income in the first quarter of 2003 and 2002 of $.12 and $2.26 per share, respectively. Without the cumulative effect adjustment, diluted income per share would have been $.51 and $.50 in the quarter ended March 31, 2003 and 2002, respectively.

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002.


                                            Three Months Ended
                           March 31,      June 30,      Sept. 30,       Dec. 31,
                                 (in thousands except for per share data)
----------------------------------------------------------------------------------
2003

Net Sales                $  2,021,858   $  2,152,794   $  2,189,388   $  2,085,260
Gross Profit                  638,340        651,383        651,949        680,944
Income before
  Cumulative Effect
  of a Change in
  Accounting Principle         88,424         90,148         88,333         86,737
Cumulative Effect of
  a Change in
  Accounting Principle        (19,541)            --             --             --
Net Income                     68,883         90,148         88,333         86,737
Diluted Earnings
  per share:
Before Change in
  Accounting Principle            .51            .52            .51            .50
  After Change in
  Accounting Principle            .39            .52            .51            .50

2002
Net Sales                $  1,977,743   $  2,130,924   $  2,156,759   $  1,993,501
Gross Profit                  603,969        644,232        649,793        656,184
Income before
  Cumulative Effect
  of a Change in
  Accounting Principle         87,027         96,047         94,027         90,399
Cumulative Effect of
  a Change in
  Accounting Principle       (395,090)            --             --             --
Net (Loss)/Income            (308,063)        96,047         94,027         90,399
Diluted Earnings/
  (Loss) per share:
Before Change in
  Accounting Principle            .50            .55            .54            .52
After Change in
  Accounting Principle          (1.76)           .55            .54            .52

FORWARD-LOOKING STATEMENTS

Statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations, and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission. Readers are cautioned that other factors not listed here could materially impact the Company's future earnings, financial position and cash flows. You should not place undue reliance upon forward-looking statements contained herein, and should carefully read other reports that the Company will, from time to time, file with the Securities and Exchange Commission.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, effective January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. In addition, as discussed in Note 2, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ ERNST & YOUNG LLP

February 3, 2004
Atlanta, Georgia

CONSOLIDATED BALANCE SHEETS


(dollars in thousands) December 31,                                                   2003           2002
-------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                       $     15,393   $     19,995
  Trade accounts receivable                                                          1,084,874      1,039,843
  Merchandise inventories                                                            2,140,811      2,144,787
  Prepaid expenses and other assets                                                    176,548        172,362
                                                                                  ---------------------------
      Total Current Assets                                                           3,417,626      3,376,987
Goodwill and Intangible Assets, less accumulated amortization                           58,028         58,705
Other Assets                                                                           297,851        292,312

Property, Plant and Equipment:
  Land                                                                                  36,428         36,562
  Buildings, less allowance for depreciation (2003 - $111,646; 2002 - $105,348)        124,600        124,546
  Machinery and equipment, less allowance for depreciation
    (2003 - $378,869; 2002 - $360,732)                                                 181,964        171,943
                                                                                  ---------------------------
      Net Property, Plant and Equipment                                                342,992        333,051
                                                                                  ---------------------------
                                                                                  $  4,116,497   $  4,061,055
                                                                                  ===========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable                                                          $    706,609   $    735,183
  Current portion of long-term debt and other borrowings                                52,525        116,905
  Accrued compensation                                                                  72,086         63,825
  Other accrued expenses                                                               115,805        123,094
  Dividends payable                                                                     51,331         50,557
  Income taxes payable                                                                  18,575         21,366
                                                                                  ---------------------------
      Total Current Liabilities                                                      1,016,931      1,110,930
Long-Term Debt                                                                         625,108        674,796
Deferred Income Taxes                                                                  114,533         97,912
Minority Interests in Subsidiaries                                                      47,642         47,408

Shareholders' Equity:
  Preferred Stock, par value $1 per share--authorized
    10,000,000 shares; none issued                                                          --             --
  Common stock, par value $1 per share - authorized
    450,000,000 shares; issued 174,045,263 shares in 2003
    and 174,380,634 shares in 2002                                                     174,045        174,381
  Additional paid-in capital                                                            32,853         44,371
  Accumulated other comprehensive income (loss)                                          4,835        (60,522)
  Retained earnings                                                                  2,100,550      1,971,779
                                                                                  ---------------------------
      Total Shareholders' Equity                                                     2,312,283      2,130,009
                                                                                  ---------------------------
                                                                                  $  4,116,497   $  4,061,055
                                                                                  ===========================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME


(in thousands, except per share data) Year ended December 31,             2003           2002           2001
----------------------------------------------------------------------------------------------------------------
Net sales                                                             $  8,449,300   $  8,258,927   $  8,220,668
Cost of goods sold                                                       5,826,684      5,704,749      5,699,174
                                                                      ------------------------------------------
                                                                         2,622,616      2,554,178      2,521,494

Selling, administrative and other expenses                               2,050,873      1,948,442      1,951,559
Facility consolidation and impairment charges                                   --             --         73,922
                                                                      ------------------------------------------
Income before income taxes and cumulative effect of a
  change in accounting principle                                           571,743        605,736        496,013

Income taxes                                                               218,101        238,236        198,866
                                                                      ------------------------------------------
Income before cumulative effect of a change in accounting principle        353,642        367,500        297,147
Cumulative effect of a change in accounting principle                      (19,541)      (395,090)            --
                                                                      ------------------------------------------

Net income (loss)                                                     $    334,101   $    (27,590)  $    297,147
                                                                      ==========================================

Basic net income (loss) per common share:

  Before cumulative effect of a change in accounting principle        $       2.03   $       2.11   $       1.72
  Cumulative effect of a change in accounting principle                       (.11)         (2.27)            --
                                                                      ------------------------------------------
  Basic net income (loss)                                             $       1.92   $      (0.16)  $       1.72
                                                                      ==========================================

Diluted net income (loss) per common share:

  Before cumulative effect of a change in accounting principle        $       2.03   $       2.10   $       1.71
  Cumulative effect of a change in accounting principle                       (.12)         (2.26)            --
                                                                      ------------------------------------------
  Diluted net income (loss)                                           $       1.91   $      (0.16)  $       1.71
                                                                      ==========================================

Weighted average common shares outstanding                                 173,995        174,369        172,765
Dilutive effect of stock options and
  non-vested restricted stock awards                                           485            735            868
                                                                      ------------------------------------------
Weighted average common shares outstanding--
  assuming dilution                                                        174,480        175,104        173,633
                                                                      ==========================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      Accumulated
                                                                          Additional     Other                         Total
                                                       Common Stock        Paid-In    Comprehensive   Retained      Shareholders'
(dollars in thousands, except per share amounts)    Shares       Amount    Capital    Income (Loss)   Earnings          Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001                       172,389,688   $ 172,390  $       --   $ (13,041)    $2,101,457     $ 2,260,806
  Net income                                              --          --          --          --        297,147         297,147
  Foreign currency translation
    adjustment                                            --          --          --     (12,252)            --         (12,252)
  Changes in fair value of derivative
   instruments, net of income taxes
    of $13,867                                            --          --          --     (20,801)            --         (20,801)
                                                                                                                    -----------
  Comprehensive income                                                                                                  264,094
                                                                                                                    -----------
  Cash dividends declared,
    $1.14 per share                                       --          --          --          --       (196,941)       (196,941)
  Stock options exercised,
    including tax benefit                            936,978         937      13,464          --             --          14,401
  Purchase of stock                                 (496,025)       (496)    (12,162)         --             --         (12,658)
  Stock issued in connection
    with acquisitions                                643,303         643      14,778          --             --          15,421
                                                 ------------------------------------------------------------------------------
Balance at December 31, 2001                     173,473,944     173,474      16,080     (46,094)     2,201,663       2,345,123
  Net loss                                                --          --          --          --        (27,590)        (27,590)
  Foreign currency translation
    adjustment                                            --          --          --     (17,960)            --         (17,960)
  Changes in fair value of derivative
    instruments, net of income taxes
    of $2,686                                             --          --          --       3,532             --           3,532
                                                                                                                    -----------
  Comprehensive loss                                                                                                    (42,018)
                                                                                                                    -----------
  Cash dividends declared,
    $1.16 per share                                       --          --          --          --       (202,294)       (202,294)
  Stock options exercised,
    including tax benefit                          1,286,697       1,287      39,190          --             --          40,477
  Purchase of stock                                 (389,434)       (389)    (11,226)         --             --         (11,615)
  Stock issued in connection with
    acquisitions                                       9,427           9         327          --             --             336
                                                 ------------------------------------------------------------------------------
Balance at December 31, 2002                     174,380,634     174,381      44,371     (60,522)     1,971,779       2,130,009
  Net income                                              --          --          --          --        334,101         334,101
  Foreign currency translation
    adjustment                                            --          --          --      54,864             --          54,864
  Changes in fair value of derivative
    instruments, net of income
    taxes of $6,990                                       --          --          --      10,493             --          10,493
                                                                                                                    -----------
  Comprehensive income                                                                                                  399,458
                                                                                                                    -----------
  Cash dividends declared,
    $1.18 per share                                       --          --          --          --       (205,330)       (205,330)
  Stock options exercised,
    including tax benefit                            280,821         280       5,575          --             --           5,855
  Purchase of stock                                 (616,192)       (616)    (17,093)         --             --         (17,709)
                                                 ------------------------------------------------------------------------------
Balance at December 31, 2003                     174,045,263   $ 174,045  $   32,853   $   4,835     $2,100,550     $ 2,312,283

CONSOLIDATED STATEMENTS OF CASH FLOWS

            (dollars in thousands) Year ended December 31,                  2003           2002           2001
---------------------------------------------------------------------   ------------   ------------   -----------
OPERATING ACTIVITIES
Net income (loss)                                                       $    334,101   $    (27,590)  $   297,147
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization                                             69,013         70,151        85,793
    Gain on sale of property, plant and equipment                             (5,210)           (25)       (1,626)
    Deferred income taxes                                                     27,354         43,995       (21,704)
    Cumulative effect of a change in accounting principle                     19,541        395,090            --
    Non-cash portion of facility consolidation and impairment charges             --             --        89,500
    Income applicable to minority interests                                    2,565          2,315         3,077
    Income tax benefit of stock options exercised                              1,254          4,468         2,488
    Changes in operating assets and liabilities:
      Trade accounts receivable                                              (21,735)       (27,380)        6,974
      Merchandise inventories                                                 20,232       (243,005)      (45,063)
      Trade accounts payable                                                 (43,230)        88,215         7,354
      Other, net                                                              (1,700)       (33,826)      (88,300)
                                                                        ------------   ------------   -----------
                                                                              68,084        299,998        38,493
                                                                        ------------   ------------   -----------
  Net cash provided by operating activities                                  402,185        272,408       335,640

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                   (73,904)       (64,758)      (41,944)
Proceeds from sale of property, plant and equipment                           13,619         10,137         5,261
Acquisition of businesses and other investments, net of cash acquired        (14,990)        (6,042)      (16,358)
                                                                        ------------   ------------   -----------
  Net cash used in investing activities                                      (75,275)       (60,663)      (53,041)

FINANCING ACTIVITIES
Proceeds from credit facilities                                              935,000      1,021,168     3,223,466
Payments on credit facilities                                             (1,047,976)    (1,122,237)   (3,251,769)
Stock options exercised                                                        4,601         36,009        11,913
Dividends paid                                                              (204,556)      (201,150)     (195,022)
Purchase of stock                                                            (17,709)       (11,615)      (12,658)
                                                                        ------------   ------------   -----------
  Net cash used in financing activities                                     (330,640)      (277,825)     (224,070)
  Effect of exchange rate changes on cash                                       (872)           305          (497)
                                                                        ------------   ------------   -----------
  Net (decrease) increase in cash and cash equivalents                        (4,602)       (65,775)       58,032
  Cash and cash equivalents at beginning of year                              19,995         85,770        27,738
                                                                        ------------   ------------   -----------
  Cash and cash equivalents at end of year                              $     15,393   $     19,995   $    85,770
                                                                        ============   ============   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes                                                          $    205,451   $    173,595   $   257,280
                                                                        ============   ============   ===========
  Interest                                                              $     49,807   $     60,807   $    60,461
                                                                        ============   ============   ===========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

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

Foreign Currency Translation

The consolidated balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income
(loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2003, 2002, and 2001, the Company recorded provisions for bad debts of approximately $23,800,000, $20,900,000, and $26,500,000, respectively.

Merchandise Inventories, including Consideration Received from Vendors

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $187,444,000 and $181,220,000 higher than reported at December 31, 2003 and 2002, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2004 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note 2). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if additional goodwill impairment occurs at a future date.

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in 2002. Goodwill amortization expense was $11,912,000 in 2001.

Other Assets

Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method and in 2002, also included certain costs of internal-use information systems under development.

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

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of the following:

(Dollars in Thousands) December 31                  2003        2002
----------------------------------                  ----        ----
Foreign currency translation                      $ 11,611   $ (43,253)
Net unrealized loss on derivative instruments,
 net of taxes                                       (6,776)    (17,269)
                                                  --------   ---------
Total accumulated other
 comprehensive income (loss)                      $  4,835   $ (60,522)

Fair Value of Financial Instruments

The carrying amount reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other accrued expenses in the consolidated balance sheets, was approximately $11,586,000 and $15,643,000 at December 31, 2003 and 2002, respectively. The fair value of derivative financial instruments has been determined based on quoted market prices. At December 31, 2003 and 2002, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2003 and 2002, the fair market value of fixed rate long-term debt was approximately $543,000,000 and $537,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Derivative Instruments and Hedging Activities

From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest rate swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $202,000,000, $200,000,000 and $198,000,000 in the years ended
December 31, 2003, 2002, and 2001, respectively.

Stock Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The adoption of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), had no

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

significant impact on the Company's consolidated financial statements for the year ended December 31, 2003.

Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for stock compensation. Under APB 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 7 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under SFAS 123, to all stock options.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common shares outstanding during the year. The computation of diluted net income (loss) per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 5,219,100, 679,000 and 3,485,000, shares of common stock at prices ranging from $32 to $38 per share were outstanding at December 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted net income (loss) per common share because the options' exercise price was greater than the average market price of the common shares. At December 31, 2003, 2002 and 2001, the dilutive effect of options to purchase approximately 39,000, 56,000, and 199,000 shares of common stock at an average exercise price of approximately $18 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income (loss) per common share since the date of the acquisition.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46, as revised in December 2003, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied no later than December 31, 2003 for entities meeting the definition of special-purpose entities, and no later than fiscal periods ending after March 15, 2004 for all other entities under consideration.

In connection with the adoption of FIN 46, in June 2003, the Company's construction and lease facility was amended. Subject to the amendment, FIN 46 did not change the Company's accounting for the construction and lease facility. In addition to the construction and lease facility, the Company has relationships with entities which are required to be considered for consolidation under FIN 46. Specifically, the Company guarantees the borrowings of certain independently controlled automotive parts stores ("independents") and certain other affiliates in which the Company has a minority equity ownership interest ("affiliates"). Presently, the independents are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. At December 31, 2003, the total borrowings subject to guarantee by the Company were approximately $163,006,000. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has preliminarily concluded that it is not the primary beneficiary with respect to any of the independents and, in substantially all cases, has concluded that the affiliates are not variable interest entities or, if so, the Company is not the primary beneficiary.

In January 2003, the Emerging Issues Task Force ("EITF") of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including Reseller) for Certain Consideration Received from a Vendor ("EITF 02-16"). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for certain consideration received from vendors. Generally, certain consideration received from vendors is presumed to be a reduction of prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances, this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company, in certain circumstances, previously included funds of this type in selling, administrative, and other expenses. Under the new method, vendor allowances for advertising and catalog related programs are generally considered a reduction of cost of goods sold. On January 1, 2003, the Company adopted EITF 02-16 and recorded a non-cash charge of $19.5 million, net of a $13.6 million tax benefit, ($.11 and $.12 per basic and diluted share, respectively) related to the capitalization of certain vendor consideration as part of inventory cost. Had the Company accounted for vendor considerations in accordance with EITF 02-16 in prior years, the capitalization of these vendor considerations would not have a significant impact on the consolidated statements of income for the years ended December 31, 2002 and 2001. In addition, as a result of the January 1, 2003 adoption of EITF 02-16, approximately $102 million was reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statement of income for the year ended December 31, 2003. In accordance with EITF 02-16, the income statement presentations for periods prior to January 1, 2003 have not been reclassified. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million and $111 million would have been reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statements of income for the years ended December 31, 2002 and 2001, respectively.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill.

Within the Company's four reportable segments, the Company identified reporting units as defined in SFAS No. 142. The reporting units' goodwill was tested for impairment during the first quarter of 2002 as required by SFAS No. 142 based on the expected present value of future cash flows approach. As a result of this valuation process as well as the application of the remaining provisions of SFAS No. 142, the Company recorded a transitional impairment loss of approximately $395.1 million ($2.27 basic loss per share and $2.26 diluted loss per share) as of January 1, 2002. This write-off was reported as a cumulative effect of a change in accounting principle in the Company's consolidated statement of income as of January 1, 2002. No tax benefits were recorded in connection with this goodwill impairment. For the year ended December 31, 2002, additions to goodwill of approximately $14.7 million relate to a balance sheet reclassification and additional consideration for earnouts on prior acquisitions.

The Company performed an annual goodwill impairment test during the fourth quarter of 2003. Similar to 2002, the present value of future cash flows approach was utilized in determining potential goodwill impairment. The Company determined that goodwill was not impaired and, therefore, no impairment was recognized during 2003. The Company also assessed finite-lived, identifiable intangible assets for impairment under an undiscounted cash flows approach and concluded there was no impairment for the years ended December 31, 2003 and 2002.

The changes in the carrying amount of goodwill during the years ended December 31, 2003 and 2002 by reportable segment, as well as other identifiable intangible assets, are summarized as follows:

                                                                  Goodwill
                                       -------------------------------------------------------
                                                                                   Electrical/   Identifiable
                                                                       Office       Electronic    Intangible
            (In Thousands)             Automotive     Industrial      Products      Materials       Assets          Total
----------------------------------------------------------------------------------------------------------------------------
Balance as of January 1, 2002          $ 221,752      $  50,304      $   8,297      $ 155,611      $   6,114      $ 442,078
 Goodwill and intangible assets
  acquired during the year                13,266             31            400             --            956         14,653
 Amortization during the year                 --             --             --             --         (2,421)        (2,421)
 Other impairment charges                     --           (515)            --             --             --           (515)
 Transitional impairment losses         (213,401)       (19,512)        (6,566)      (155,611)            --       (395,090)
                                       ---------      ---------      ---------      ---------      ---------      ---------
Balance as of December 31, 2002           21,617         30,308          2,131             --          4,649         58,705
 Goodwill acquired during the year            --            862             --             --             --            862
 Amortization during the year                 --             --             --             --         (1,539)        (1,539)
                                       ---------      ---------      ---------      ---------      ---------      ---------
Balance as of December 31, 2003        $  21,617      $  31,170      $   2,131      $      --      $   3,110      $  58,028
                                       ---------      ---------      ---------      ---------      ---------      ---------

Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives ranging from 10 years to 40 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in the year ended December 31, 2001, the Company's income would have been affected as follows, in thousands, except per share data:

     Year ended December 31,                 2001
---------------------------------------------------
Reported income                            $297,147
Add back: Goodwill amortization              11,912
                                           --------
  Adjusted income                          $309,059
                                           ========

Basic net income per common share:
  As reported                              $   1.72
  Add back: Goodwill amortization              0.07
                                           --------
  As adjusted                              $   1.79
                                           ========

Diluted net income per common share:
  As reported                              $   1.71
  Add back: Goodwill amortization              0.07
                                           --------
  As adjusted                              $   1.78
                                           ========

3. FACILITY CONSOLIDATION, IMPAIRMENT AND OTHER CHARGES

Prior to December 31, 2001, the Company's management approved a plan to close and consolidate certain facilities, terminate certain employees, and exit certain other activities. The Company also determined certain assets were impaired. Following is a summary of the charges recorded in the year ended December 31, 2001, and subsequent activity related to accruals for continuing liabilities associated with the plan (in thousands):

                                                                                                              Liability at
                                                                  Paid in         Paid in        Paid in      December 31,
                                       Total        Non-cash        2001            2002           2003          2003
--------------------------------------------------------------------------------------------------------------------------
Impairment charges                  $  49,400      $ (49,400)     $      --      $      --      $      --      $      --
Facility consolidation expenses        17,900         (6,900)          (300)        (4,800)        (2,600)         3,300
Severance expenses                      6,700             --           (100)        (4,800)        (1,800)            --
Inventory-related exit costs           17,400        (17,400)            --             --             --             --
Other                                  16,400        (15,800)            --           (300)          (300)            --
                                    ---------      ---------      ---------      ---------      ---------      ---------
                                    $ 107,800      $ (89,500)     $    (400)     $  (9,900)     $  (4,700)     $   3,300
                                    =========      =========      =========      =========      =========      =========

Impairment charges are primarily comprised of two separate technology projects:
(1) an abandoned software system implementation of the Company's office products segment totaling approximately $30,000,000, and (2) an impaired technology-related venture of the Company's automotive segment totaling approximately $15,000,000 for which the Company projected the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company's facility consolidation. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative and other expenses.

4. CREDIT FACILITIES

The principal amount of the Company's borrowings subject to variable rates before interest rate swap agreements totaled approximately $177,268,000 and $287,666,000 at December 31, 2003 and 2002, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 4.92% and 4.76% at December 31, 2003 and 2002, respectively.

On November 21, 2003, the Company completed a $125,000,000 financing with a consortium of financial institutions and insurance companies (the "Notes") that matures in February 2010 and bears interest at Libor plus .50% (1.73% at December 31, 2003), reset every six months. The proceeds of the Notes were primarily used to repay certain variable rate borrowings.

On October 31, 2003, the Company obtained a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in October 2008 and bears interest at Libor plus .40% (1.47% at December 31, 2003). At December 31, 2003, $50,050,000 was outstanding under the line of credit.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2003, the Company was in compliance with all such covenants. Total interest expense for all borrowings was $51,538,000 in 2003, $59,640,000 in 2002 and $59,416,000 in 2001.

Amounts outstanding under the Company's credit facilities consist of the following:

    (In Thousands) December 31               2003          2002
---------------------------------------------------------------
Unsecured revolving line of credit,
 $350,000,000, Libor plus .40%,
due October 2008                          $ 50,050     $108,964
Unsecured term notes:
  November 30, 2001, Series A Senior
   Notes, $250,000,000, 5.86% fixed,
  due November 30, 2008                    250,000      250,000
  November 30, 2001, Series B Senior
  Notes, $250,000,000, 6.23% fixed,
  due November 30, 2011                    250,000      250,000
  November 21, 2003, Libor plus .50%,
  due February 2010                        125,000      171,367
  Other borrowings                           2,583       11,370
                                          --------     --------
                                           677,633      791,701

Current portion of long-term debt and
 other borrowings                           52,525      116,905
                                          --------     --------
                                          $625,108     $674,796
                                          ========     ========

Approximate maturities under the Company's credit facilities are as follows (in thousands):

2004                          $ 52,525
2005                               108
2006                                --
2007                                --
2008                           250,000
Subsequent to 2008             375,000
                              --------
                              $677,633
                              ========

5. SHAREHOLDERS' EQUITY

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

6. LEASED PROPERTIES

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2003 was approximately $80,057,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company's balance sheet. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003 (in thousands):

2004                        $ 104,862
2005                           80,027
2006                           56,907
2007                           41,801
2008                           27,920
Subsequent to 2008             71,818
                            ---------
                            $ 383,335
                            =========

Rental expense for operating leases was approximately $119,595,000 in 2003, $114,352,000 in 2002 and $112,470,000 in 2001.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 4.0%, 4.1%, and 5.0%; dividend yield of 3.6%; 4.0%, and 3.8%; annual volatility factor of the expected market price of the Company's common stock of 0.25, 0.22, and 0.26, and an expected life of the options of 8 years, 8 years, and 5 years.

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

For purposes of pro forma disclosures under SFAS 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts):

         Year ended December 31,               2003       2002       2001
---------------------------------------------------------------------------
Net income (loss), as reported               $334,101   $(27,590)  $297,147
Add: Stock-based employee
  compensation expense related to
  option grants in 2003 included in
  reported net income, net of related
  tax effects                                      13         --         --
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method for
  all awards, net of related tax effects       (5,688)    (3,376)    (3,394)
                                             --------   --------   --------
Pro forma net income (loss)                  $328,426   $(30,966)  $293,753
                                             ========   ========   ========

Income (loss) per share:
  Basic -- as reported                       $   1.92   $  (0.16)  $   1.72
                                             ========   ========   ========
  Basic -- pro forma                         $   1.89   $  (0.18)  $   1.70
                                             ========   ========   ========
  Diluted -- as reported                     $   1.91   $  (0.16)  $   1.71
                                             ========   ========   ========
  Diluted -- pro forma                       $   1.88   $  (0.18)  $   1.69
                                             ========   ========   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

A summary of the Company's stock option activity and related information are as follows:

                                                                2003                       2002                      2001
                                                        ---------------------      --------------------       -------------------
                                                                     WEIGHTED                  Weighted                  Weighted
                                                                     AVERAGE                   Average                   Average
                                                        SHARES       EXERCISE      Shares      Exercise       Shares     Exercise
                                                        (000'S)       PRICE        (000's)       Price        (000's)      Price
                                                        -------------------------------------------------------------------------
Outstanding at beginning of year                          7,574      $     29        6,156     $     28         7,513    $     26
Granted                                                      20            32        3,131           32            30          33
Exercised                                                  (500)           23       (1,412)          29        (1,049)         14
Forfeited                                                  (129)           31         (301)          34          (338)         32
                                                        -------                    -------                    -------
Outstanding at end of year                                6,965      $     30        7,574     $     29         6,156    $     28
                                                        =======                    =======                    =======
Exercisable at end of year                                4,171      $     29        3,337     $     28         4,477    $     29
                                                        =======                    =======                    =======
Weighted-average fair value of options
    granted during the year                             $  6.92                    $  5.72                    $  6.91
                                                        =======                    =======                    =======
Shares available for future grants                        4,037                      4,080                      6,910

Exercise prices for options outstanding as of December 31, 2003 ranged from approximately $21 to $35, except for 39,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of those options is approximately 4 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2003, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

8. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

             (In Thousands)                         2003           2002
---------------------------------------------------------------------------
Deferred tax assets related to:
  Expenses not yet deducted for tax purposes     $  101,129     $    87,256
Deferred tax liabilities related to:
  Employee and retiree benefits                     112,164         104,833
  Inventory                                          73,446          52,000
  Property and equipment                             23,731          18,722
  Other                                              24,896          10,333
                                                 ----------     -----------
                                                    234,237         185,888

Net deferred tax liability                          133,108          98,632
Current portion of deferred tax liability            18,575             720
                                                 ----------     -----------
Non-current deferred tax liability               $  114,533        $ 97,912

The components of income tax expense are as follows:

(In Thousands)                 2003         2002       2001
--------------------------------------------------------------
Current:
  Federal                    $ 163,878   $ 165,289   $ 188,040
  State                         26,869      28,952      32,530
Deferred                        27,354      43,995     (21,704)
                             ---------   ---------   ---------
                             $ 218,101   $ 238,236   $ 198,866

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of accounting changes are as follows:

       (In Thousands)                  2003          2002           2001
--------------------------------------------------------------------------
Statutory rate applied to income
  before the cumulative effect of
  an accounting change              $  200,110     $212,008      $ 173,605
Plus state income taxes, net of
  Federal tax benefit                   19,969       23,081         19,064
Other                                   (1,978)       3,147          6,197
                                    ----------     --------      ---------
                                    $  218,101     $238,236      $ 198,866

9. EMPLOYEE BENEFIT PLANS

The Company's noncontributory defined benefit pension plan covers substantially all of its employees in the United States. The benefits are based on an average of the employees' compensation during the five highest of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits also include amounts related to a supplemental retirement plan. The Company uses a measurement date of December 31 for its pension and other benefit plans.

                                                           Pension Benefits            Other Postretirement Benefits
          (In Thousands)                              2003                2002             2003             2002
--------------------------------------------------------------------------------------------------------------------
CHANGES IN BENEFIT OBLIGATION
Net benefit obligation at beginning of year        $ 769,643           $ 662,532        $   10,018        $  10,769
Service cost                                          31,031              25,622                90              235
Interest cost                                         53,338              49,810               481              877
Plan participants' contributions                          --                  --             3,209            2,993
Plan amendments                                           --              (2,727)           (2,104)              --
Actuarial loss                                        36,661              55,556            17,689              677
Gross benefits paid                                  (26,084)            (21,150)           (4,975)          (5,533)
                                                   -----------------------------       ----------------------------
Net benefit obligation at end of year              $ 864,589           $ 769,643       $    24,408        $  10,018

The accumulated benefit obligation was approximately $657,703,000 and $551,543,000 at December 31, 2003 and 2002, respectively.

The assumptions used in accounting for the defined benefit plans and other postretirement plan obligations are as follows:

                                                              Pension Benefits            Other Postretirement Benefits
                                                            2003            2002               2003            2002
-----------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                              6.25%           6.75%              6.25%           6.75%
Rate of increase in future compensation levels              3.25%           4.15%                --              --
Health care cost trend on covered charges                     --              --              10.00%          10.00%

A 10% annual rate of increase in the per capita cost of covered health care benefits is assumed for 2004. The rate was assumed to decrease gradually, reaching 5% in 2009 and thereafter.

                                                               Pension Benefits            Other Postretirement Benefits
                (In Thousands)                              2003                2002              2003            2002
------------------------------------------------------------------------------------------------------------------------
CHANGES IN PLAN ASSETS
Fair value of plan assets at beginning of year         $ 655,010          $  707,158        $        --         $     --
Actual return (loss) on plan assets                      99,858              (43,083)                --               --
Employer contributions                                   28,900               12,085              1,766            2,540
Plan participants' contribution                              --                   --              3,209            2,993
Gross benefits paid                                     (26,084)             (21,150)            (4,975)          (5,533)
                                                       -----------------------------        ----------------------------
Fair value of plan assets at end of year               $757,684           $  655,010        $        --         $     --

The asset allocation for the Company's pension plan at December 31, 2003 and 2002, and the target allocation for 2004, by asset category follows:

                                Target      Percentage of Plan
                              Allocation   Assets at December 31
Asset Category                   2004         2003      2002
----------------------------------------------------------------
Equity securities                60%          62%        53%
Debt securities                  40%          35%        43%
Real estate and other            --            3%         4%
                                ---          --------------
                                100%         100%       100%

At December 31, 2003 and 2002, the Company-sponsored pension plan held 1,619,480 shares of common stock of the Company with a market value of approximately $53,767,000 and $49,880,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $1,903,000 and $1,867,000 in 2003 and 2002, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company's benefit plan committee establishes investment policies and strategies and regularly monitors the performance of the funds. The pension plan strategy implemented by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

the Company's management is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the pension plan, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the expected rate of return on plan assets for measuring pension expense or income was chosen to be 8.75% for the year ending December 31, 2004. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

                                                 Pension  Benefits       Other Postretirement Benefits
            (In Thousands)                      2003           2002           2003           2002
------------------------------------------------------------------------------------------------------
Funded status at end of year                 $(106,905)     $(114,633)     $ (24,408)     $ (10,018)
Unrecognized net actuarial loss                319,407        318,699         20,788          3,249
Unrecognized prior service (income) cost        (3,202)        (6,460)         3,017          5,492
                                             ---------      ---------      ---------      ---------
Net amount recognized at end of year         $ 209,300      $ 197,606      $    (603)     $  (1,277)
                                             =========      =========      =========      =========

Information about the expected cash flows for the U.S. pension plan and other post retirement benefit plans follows:

     (In Thousands)                 Pension Benefits   Other Postretirement Benefits
------------------------------------------------------------------------------------
EMPLOYER CONTRIBUTION
2004 (expected)                         $ 29,736               $    --
EXPECTED BENEFIT PAYMENTS
2004                                      26,414                 2,936
2005                                      28,252                 2,953
2006                                      30,419                 3,025
2007                                      33,303                 3,153
2008                                      36,091                 3,189
2009 through 2013                        242,617                13,845

For the pension benefits, the above table reflects the total benefits expected to be paid from the plan's or the Company's assets. For other postretirement benefits, the above table reflects only the Company's share of the benefit cost. Of the benefits expected to be paid in 2004, pension benefits of $2,088,000 are expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans.

Net periodic pension cost (income) included the following components:

                                                                 Pension Benefits                   Other Postretirement Benefits
                  (In Thousands)                          2003         2002          2001          2003         2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                           $ 31,031      $ 25,622      $ 19,935      $     90     $    235     $    177
Interest cost                                            53,338        49,810        44,525           482          877          816
Expected return on plan assets                          (72,432)      (72,887)      (72,167)           --           --           --
Amortization of unrecognized transition obligation           --            --           260            --           --           --
Amortization of prior service (cost) income              (3,258)       (2,968)       (2,871)          371          487          588
Amortization of actuarial loss                            8,526           954           531           150          268           74
                                                       --------      --------      --------      --------     --------     --------
Net periodic pension cost (income)                     $ 17,205      $    531      $ (9,787)     $  1,093     $  1,867     $  1,655
                                                       ========      ========      ========      ========     ========     ========

The assumptions used in accounting for the net periodic benefit costs are as follows:

                                                          Pension Benefits                Other Postretirement Benefits
                (In Thousands)                    2003          2002         2001        2003          2002          2001
--------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                    6.75%         7.35%        7.63%       6.75%         7.35%         7.63%
Rate of increase in future compensation levels    4.15%         4.15%        4.15%         --            --            --
Expected long-term rate of return on assets       8.95%         9.45%        9.85%         --            --            --
Health care cost trend covered charges              --            --           --       10.00%         6.50%         7.00%

The effect of a one-percentage point change in the 2003 assumed health care cost trend is as follows:

        (In Thousands)                          Decrease   Increase
-------------------------------------------------------------------
Total service and interest cost
  components on net periodic
  postretirement health care benefit cost         $  (97)     $   145
Accumulated postretirement benefit
  obligation for health care benefits             (1,002)       1,429

The Medicare Prescriptions Drug Improvement and Modernization Act of 2003 (the "Act") was signed December 8, 2003 to make additional voluntary benefits available through Medicare. As permitted by FASB Financial Statement Position No. 106-1, the Company has elected not to recognize the effects of the Act in the 2003 financial statements and accompanying notes. The Company will be evaluating the implications of the Act during 2004 and recognize expected financial effects as prescribed by accounting standards in effect for subsequent reporting periods. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

The Company has a defined contribution plan, which covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $5,674,000 in 2003, $6,112,000 in 2002 and $5,901,000 in 2001.

10. GUARANTEES

Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation at December 31, 2003 is approximately $80,057,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

As discussed in Note 1, the Company also guarantees borrowings of certain independents and affiliates. The total borrowings of the independents and affiliates subject to guarantee by the Company at December 31, 2003 were approximately $163,006,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

11. SEGMENT DATA

The segment data for the past five years presented on page 12 is an integral part of these financial statements.

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

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

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