Form 10-K, Exhibit 13
period 2005-12-31
GENUINE PARTS CO
filed 2006-03-03
CIK 40987

EXHIBIT 13
Selected Financial Data

(in thousands, except per share data) Year ended December 31,	2005	2004	2003		2002	2001
Net sales	$9,783,050	$9,097,267	$8,449,300		$8,258,927	$8,220,668
Cost of goods sold	6,718,964	6,267,544	5,826,684		5,704,749	5,699,174	***
Selling, administrative and other expenses	2,355,022	2,193,804	2,050,873		1,948,442	1,951,559	***
Facility consolidation and impairment charges	—	—	—		—	73,922	***
Income before taxes and accounting change	709,064	635,919	571,743		605,736	496,013
Income taxes	271,630	240,367	218,101		238,236	198,866
Income before cumulative effect of a change in accounting principle	437,434	395,552	353,642		367,500	297,147
Cumulative effect of a change in accounting principle	—	—	19,541	*	395,090 **	—
Net income (loss)	$437,434	$395,552	$334,101		$(27,590)	$297,147
Average common shares outstanding during year - assuming dilution	175,007	175,660	174,480		175,104	173,633
Per common share:
Diluted net income, excluding cumulative effect	$2.50	$2.25	$2.03		$2.10	$1.71	***
Diluted net income (loss)	2.50	2.25	1.91		(0.16)	1.71
Dividends declared	1.25	1.20	1.18		1.16	1.14
December 31 closing stock price	43.92	44.06	33.20		30.80	36.70
Long-term debt, less current maturities	500,000	500,000	625,108		674,796	835,580
Shareholders’ equity	2,693,957	2,544,377	2,312,283		2,130,009	2,345,123
Total assets	$4,771,538	$4,455,247	$4,127,956		$4,061,055	$4,206,646

*	The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board’s EITF 02-16. Had the Company accounted for vendor consideration in accordance with EITF 02-16 in prior years, there would have been no significant impact on net income (loss) and diluted net income (loss) per share for the years ended December 31, 2002 and 2001. In addition, in accordance with EITF 02-16, approximately $102 million was reclassified from selling, administrative and other expenses to cost of goods sold for the year ended December 31, 2003. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million and $111 million would have been reclassified from selling, administrative and other expenses to cost of goods sold for the years ended December 31, 2002 and 2001, respectively.

**	The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.” If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($.07 per share) for the year ended December 31, 2001.

***	Facility Consolidation, Impairment and Other Charges (“2001 Charges”) totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses. Diluted net income per common share before the 2001 Charges was $2.08.
Market and Dividend Information
High and Low Sales Price and Dividends per Common Share Traded on the New York Stock Exchange

	Sales Price of Common Shares
Quarter	2005		2004
	High	Low	High	Low
First	$44.77	$41.65	$35.06	$32.03
Second	44.50	40.81	40.20	32.65
Third	46.64	40.75	39.94	36.10
Fourth	45.70	41.40	44.32	36.51

	Dividends Declared Per Share
	2005	2004
First	$0.3125	$0.30
Second	0.3125	0.30
Third	0.3125	0.30
Fourth	0.3125	0.30

Number of Record Holders of Common Stock as of December 31, 2005: 7,187

Segment Data

(dollars in thousands) Year ended December 31,	2005	2004	2003	2002	2001
Net sales:
Automotive	$5,013,460	$4,739,261	$4,477,508	$4,335,362	$4,252,913
Industrial	2,795,699	2,511,597	2,253,947	2,246,124	2,234,241
Office products	1,662,393	1,540,878	1,457,149	1,396,453	1,379,859
Electrical/electronic materials	341,513	335,605	297,618	315,826	387,771
Other	(30,015)	(30,074)	(36,922)	(34,838)	(34,116)

Total net sales	$9,783,050	$9,097,267	$8,449,300	$8,258,927	$8,220,668

Operating profit:
Automotive	$398,494	$396,015	$363,022	$381,771	$378,162
Industrial	214,222	173,760	151,109	178,027	172,208
Office products	157,408	150,817	143,263	140,912	141,762
Electrical/electronic materials	17,470	14,611	7,112	2,756	3,229

Total operating profit	787,594	735,203	664,506	703,466	695,361

Interest expense, net	(29,564)	(37,260)	(51,538)	(59,640)	(59,416)
Corporate expense	(45,299)	(58,980)	(37,121)	(33,354)	(27,670)
Goodwill and intangible amortization	(396)	(356)	(1,539)	(2,421)	(14,333)
Minority interests	(3,271)	(2,688)	(2,565)	(2,315)	(3,077)
Facility consolidation and impairment charges	—	—	—	—	(94,852)

Income before income taxes and accounting change	$709,064	$635,919	$571,743	$605,736	$496,013

Assets:
Automotive	$2,711,620	$2,521,906	$2,369,969	$2,313,747	$2,219,503
Industrial	976,903	955,029	957,735	982,951	867,716
Office products	722,813	681,992	621,523	581,203	538,468
Electrical/electronic materials	113,913	104,918	97,195	98,225	121,721
Corporate	183,572	133,730	23,506	26,224	17,160
Goodwill and intangible assets	62,717	57,672	58,028	58,705	442,078

Total assets	$4,771,538	$4,455,247	$4,127,956	$4,061,055	$4,206,646

Depreciation and amortization:
Automotive	$44,102	$39,222	$42,681	$43,007	$45,094
Industrial	8,345	8,972	10,265	10,789	11,992
Office products	9,551	10,245	10,639	9,856	9,345
Electrical/electronic materials	1,612	2,011	2,729	3,422	4,009
Corporate	1,523	1,401	1,160	656	1,020
Goodwill and intangible amortization	396	356	1,539	2,421	14,333

Total depreciation and amortization	$65,529	$62,207	$69,013	$70,151	$85,793

Capital expenditures:
Automotive	$68,062	$52,263	$58,754	$38,599	$26,766
Industrial	5,695	3,922	6,824	10,868	6,388
Office products	8,893	12,354	7,211	13,376	5,941
Electrical/electronic materials	1,550	1,552	394	224	2,466
Corporate	1,514	1,986	721	1,691	383

Total capital expenditures	$85,714	$72,077	$73,904	$64,758	$41,944

Net sales:
United States	$8,768,737	$8,198,368	$7,666,389	$7,568,926	$7,526,631
Canada	954,317	845,563	731,200	623,686	629,330
Mexico	90,011	83,410	88,633	101,153	98,823
Other	(30,015)	(30,074)	(36,922)	(34,838)	(34,116)

Total net sales	$9,783,050	$9,097,267	$8,449,300	$8,258,927	$8,220,668

Net long-lived assets:
United States	$388,916	$368,345	$339,020	$339,495	$579,635
Canada	62,842	65,649	57,906	47,522	182,041
Mexico	3,254	3,066	4,094	4,739	25,534

Total net long-lived assets	$455,012	$437,060	$401,020	$391,756	$787,210

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2005
OVERVIEW
Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2005, business was conducted throughout the United States, in Canada and in Mexico from approximately 1,900 locations.
We recorded consolidated net income of $437 million for the year ended December 31, 2005, up 11% from a record $396 million in 2004. The combination of a healthy national economy, positive trends in the industries we serve and the success of our on-going internal initiatives allowed us to achieve another record level of sales and earnings in 2005. All four of our business segments contributed to our achievement, with each showing gains in revenues and profits.
Our record results in 2004 and 2005 followed the challenge of operating in a slow economy over the three years preceding 2004. During this period, the Company countered the economy’s negative impact on our businesses by implementing a variety of programs, including the introduction of new product lines, sales to new markets and cost savings initiatives. As the economic conditions began to improve in late 2003, we were well positioned for more growth in each of our business segments.
During 2003, we recorded a charge to earnings as a result of a change in accounting principle relating to cash consideration received from vendors. The change, discussed further under “Net Income” below, had no impact on our operating results and no cash implications for us. Our results also depend on the effect of certain accounting assumptions and estimates, which are discussed under “Critical Accounting Estimates” below.
The major December 31, 2005 consolidated balance sheet categories, with the exception of our improved cash position and accounts payable balance, were relatively consistent with the December 31, 2004 balance sheet categories. The Company’s cash balances increased $54 million or 40% from December 31, 2004, due primarily to improved operating results and improved payment terms with certain vendors. These extended payment terms also explain our increase in accounts payable. Accounts receivable grew 6%, which is less than our increase in revenues, and inventory was up less than 1%. Total debt outstanding at December 31, 2005 was unchanged from December 31, 2004.
RESULTS OF OPERATIONS
The Company’s results of operations are summarized for the three years ended December 31, 2005, 2004 and 2003.

	(in thousands, except per share data)
Year ended December 31,	2005	2004	2003
Net Sales	$9,783,050	$9,097,267	$8,449,300
Gross Profit	3,064,086	2,829,723	2,622,616
Income before Cumulative Effect of a Change in Accounting Principle	437,434	395,552	353,642
Cumulative Effect of a Change in Accounting Principle	—	—	(19,541)
Net Income	437,434	395,552	334,101

Diluted Earnings Per Share:
Before Change in Accounting Principle	2.50	2.25	2.03
After Change in Accounting Principle	2.50	2.25	1.91
Net Sales
Net sales for the year ended December 31, 2005 totaled $9.8 billion, a record sales level for the Company and an 8% increase from 2004. All of the business segments contributed to our sales growth for the year, as our internal initiatives, healthy economy and positive trends in the industries we serve enhanced the sales volume in each of our four groups. Prices were up approximately 2% in the Automotive segment, 3% in the Office and Electrical segments and 6% in the Industrial segment in 2005. Net sales for the year ended December 31, 2004 totaled $9.1 billion, an 8% increase from 2003. In 2004, we experienced improved economic conditions relative to the prior few years, and this favorably impacted the sales volume in each of our four groups. In 2004, prices were up approximately 1% in the Automotive, Office and Electrical segments, and pricing in the Industrial segment increased 5%.
Automotive Group
Net sales for the Automotive Group (“Automotive”) were $5.0 billion in 2005, an increase of 6% over 2004. Among the quarters, sales increases over the same period of the prior year ranged from an increase of 4% in the first quarter to 8% in the third quarter, our strongest period for the year. The continued effectiveness of our growth initiatives in this group, as well as positive industry trends, helped produce these results. Stronger growth in our core NAPA operations was offset by a decrease in sales at Johnson Industries, where we sold eight of twelve operations during the year. Automotive sales were $4.7 billion in 2004, an increase of 6% over 2003. The 2004 sales increase was due to factors which enhanced sales volume, and this was Automotive’s largest percentage sales growth in several years. We were pleased to match that level of increase in 2005.
Industrial Group
Net sales for Motion Industries, our Industrial Group (“Industrial”), were $2.8 billion in 2005, an 11% increase compared to 2004. Our sales volume has been strong in the Industrial operations for the past two years, and in 2005, this group had double-digit growth in each quarter except in the fourth quarter when sales increased 9%. U.S. industrial production and capacity utilization indices showed continued strength for the manufacturing sector during the year, and based on current indices, the outlook is positive for this sector in 2006. Industrial sales were $2.5 billion in 2004, an 11% increase over 2003. Improved economic conditions across our industrial customer base in 2004 helped to significantly improve our growth opportunities relative to the prior few years, when weak conditions were pervasive in the markets served by Industrial. As a result, we benefited from a combination of price increases common in the industry as well as stronger sales volume.
Office Group
Net sales for S.P. Richards, our Office Products Group (“Office”), were $1.7 billion, up 8% over 2004. This represents a solid increase for the Office group and reflects the success of its product and customer expansion strategy. Among the quarters, revenues grew stronger over the year, with sales increasing 6% in the first quarter, 8% in the second and third quarters and 10% in the fourth quarter. Office sales were $1.5 billion in 2004, up 6% over 2003. For 2004, sales increases resulting from improved sales volume in the office furniture category and at our Canadian operations helped lead Office to its strongest growth in several years. We were pleased to achieve even greater growth in 2005.
Electrical Group
Net sales for EIS, our Electrical and Electronic Group (“Electrical”), were up 2% to $342 million in 2005. Electrical’s strongest performance was in the fourth quarter, after generally flat results over the first three quarters of the year. EIS sold its Circuit Supply division in April of 2005, which impacted its overall growth rate. The ongoing Electrical operations were up 9% for the year, reflecting the continued strength

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
in the manufacturing sector, which began to show improvement late in 2003. Electrical sales were $336 million in 2004, up 13% over 2003 due to increased sales volume. This was the best performance for Electrical in several years, as this group operated in a difficult economic environment during the three years preceding 2004.
Cost of Goods Sold/Expenses
Cost of goods sold in 2005 was $6.7 billion or 68.7% of net sales compared to $6.3 billion or 68.9% in 2004. Selling, administrative and other expenses (“SG&A”) increased to $2.4 billion in 2005, remaining constant at 24.1% of sales compared to last year. The decrease in cost of goods sold as a percent of net sales reflects our ongoing efforts to improve our gross margins. Each of our business segments experienced vendor price increases in 2005, and by working with our customers we were able to pass some of these along to them. In addition, initiatives to enhance our pricing strategies, promote and sell higher margin products, and minimize material acquisition costs have helped us to reduce our cost of goods sold as a percentage of sales in each of the last two years. These initiatives were initially developed to offset the usual competitive pricing pressures as well as lower levels of vendor discounts and volume incentives earned over the last few years, especially in Industrial. Our SG&A expenses as a percent of net sales reflect cost savings associated with our tight controls over most operating expenses, offset by the effect of increasing costs in certain areas such as employee benefits, insurance and legal and professional expenses. Our cost management initiatives include continuous improvement programs designed to optimize our utilization of people and systems.
Cost of goods sold was $6.3 billion or 68.9% of net sales in 2004 compared to $5.8 billion or 69.0% in 2003. SG&A expenses of $2.2 billion were 24.1% of net sales in 2004 compared to $2.1 billion or 24.3% in 2003. The slight decrease in cost of goods sold as a percent of net sales was the result of our initiatives developed to improve our gross margins. Our gross margin trend improved over the year but did not reflect a gain until the fourth quarter of 2004. We were pleased with the success of our initiatives and the progress made in this area during the year. The decrease in SG&A expenses as a percent of net sales in 2004 reflected our on-going cost savings initiatives.
Operating Profit
Operating profit was $788 million in 2005, an increase of 7.1% from $735 million in 2004. Operating profit as a percentage of net sales, which we refer to as operating margin, was 8.1% in 2005, reflecting no change from 2004. The benefits of our overall improvement in gross margin and SG&A expense as a percentage of net sales were offset by specific margin pressures in Automotive, as discussed below. Without these concerns, the Company would have achieved greater operating profit in 2005. We remain optimistic that our margins will show improvement in the year ahead. Operating profit as a percentage of net sales was 8.1% in 2004 compared to 7.9% in 2003. These results reflected the improvement in our net sales, gross margins and SG&A expenses as a percentage of sales.
Automotive Group
Automotive operating margins decreased to 7.9% in 2005 from 8.4% in 2004. Despite showing progress in our core NAPA operations, Automotive was challenged with specific issues associated with Johnson Industries and our re-manufacturing operations. At Johnson Industries, we sold or closed eight of twelve locations during the year, resulting in selling and closure costs. Within our re-manufacturing operations, we made some price adjustments to certain product lines to drive sales growth, and this resulted in lower margins for this group relative to the prior year. We consider these issues to be a 2005 concern and in consideration of the gains in our core NAPA operations, we believe our Automotive operating margins will show improvement in the year ahead. Automotive operating margins increased to 8.4% in 2004 from 8.1% in 2003, primarily due to the impact on net sales of positive industry trends and improved economic conditions, in addition to the success of our internal initiatives.
Industrial Group
Industrial operating margins increased to 7.7% in 2005 from 6.9% in 2004. This was the strongest margin gain among our business segments and reflects the success of our sales and operating initiatives, as well as the ongoing strength in the industries served by Industrial. Industrial operating margins increased to 6.9% in 2004 from 6.7% in 2003, primarily due to the improved conditions across Industrial’s customer base and the benefits of internal operating and other cost initiatives. The progress in 2004 was partially offset by factors such as a decrease in vendor discounts and volume incentives relative to the prior year.
Office Group
Operating margins in Office were 9.5% in 2005, down from 9.8% in 2004. The success of this Group’s product and customer expansion strategy was offset by pricing pressures, which resulted in the decrease in operating margin in 2005. Office operating margins were 9.8% in both 2004 and 2003. Office maintained its margins in 2004 through initiatives to positively influence the customer and product mix of sales, as well as further improve its marketing programs and dealer services offered to customers.
Electrical Group
Operating margins in Electrical increased to 5.1% in 2005 from 4.4% in 2004. Electrical growth reflects the continued strength in the manufacturing sector of the economy, combined with Electrical’s successful growth strategy. Electrical increased its operating margins to 4.4% in 2004 from 2.4% in 2003, primarily due to an increase in sales to the manufacturing sector, as well as continued focus on enhancing gross margins and controlling costs.
Income Taxes
The effective income tax rate increased to 38.3% in 2005 from 37.8% in 2004. The increase in 2005 is primarily due to higher state income taxes in the current year and favorable non-recurring items in the prior year. The effective income tax rate decreased to 37.8% in 2004 from 38.1% in 2003, primarily due to favorable permanent tax differences, lower state income taxes and the utilization of foreign tax credits.
In the fourth quarter 2005, the Company completed its evaluation of the repatriation provisions of the American Jobs Creation Act of 2004. Based on this evaluation, no funds were repatriated in 2005.

Net Income
Net income was $437 million in 2005, up 11% from $396 million in 2004, and on a per share diluted basis, net income was $2.50 in 2005 compared to $2.25 in 2004. Net income in 2005 was 4.5% of net sales compared to 4.3% in 2004.
Net income of $396 million in 2004 was up 12% from $354 million in 2003 before the cumulative effect of an accounting change adopted January 1, 2003. On a per share diluted basis, net income was $2.25 in 2004 compared to $2.03 in 2003 before the cumulative effect adjustment. After the 2003 cumulative effect adjustment, net income in 2004 was up 18% from $334 million, or $1.91 diluted earnings per share in 2003. Net income in 2004 was 4.3% of net sales compared to 4.2% in 2003 before the cumulative effect adjustment, and 4.0% of net sales in 2003 after the cumulative effect adjustment.
FINANCIAL CONDITION
The major consolidated balance sheet categories at December 31, 2005, with the exception of the accounts discussed below, were relatively consistent with the December 31, 2004 balance sheet categories. The Company’s cash balances increased $54 million or 40% from December 31, 2004, primarily due to improved operating results and improved payment terms with certain vendors. Our accounts receivable balance at December 31, 2005 increased 6% compared to last year, primarily due to our December sales increase. Inventory increased less than 1% from December 31, 2004, reflecting our continued emphasis on inventory management. Prepaid expenses and other current assets increased $39 million or 22% from December 31, 2004, reflecting the increase in receivables due from vendors. Other assets at December 31, 2005 increased $125 million or 32% due primarily to contributions to company sponsored defined benefit plans. Accounts payable at December 31, 2005 increased $117 million or 14% from December 31, 2004 due to the Company’s increased purchases associated with increased sales volume, as well as improved payment terms with certain vendors.
LIQUIDITY AND CAPITAL RESOURCES
The ratio of current assets to current liabilities was 3.0 to 1 at December 31, 2005, and the Company’s cash position improved significantly from December 31, 2004. The Company had $501 million in total debt outstanding at December 31, 2005 and 2004.
A summary of the Company’s statements of cash flows is as follows:

	Year Ended December 31,			Percent Change
	(in thousands)			2005 vs.	2004 vs.
Net Cash Provided by (Used in):	2005	2004	2003	2004	2003
Operating Activities	$440,517	$555,236	$402,185	-21%	38%
Investing Activities	(70,174)	(67,955)	(75,275)	3%	-10%
Financing Activities	(317,469)	(369,328)	(330,640)	-14%	12%
Net Cash Provided by Operating Activities:
The Company continues to generate excellent cash flows, with $441 million in cash from operations in 2005. Despite an increase in net income in 2005, the 2005 operating cash flows decreased from 2004 primarily due to an increase of $70 million in contributions into company sponsored defined benefit plans. In addition, the Company’s extended term negotiations and other working capital improvements in 2004 were especially favorable for operating cash flows in that year. This, as well as the growth in net income in 2004 from 2003, also explains the increase in cash from operations in 2004 compared to 2003. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations, and to meet its short-term and long-term cash requirements.
Net Cash Used in Investing Activities:
Cash flow used in investing activities was $70 million in 2005 and has remained relatively consistent for each of the three years ending December 31, 2005, 2004 and 2003. In 2005, capital expenditures were $86 million, and the Company expects capital expenditures to approximate this level in the foreseeable future.
Net Cash Used in Financing Activities:
The Company used $317 million in financing activities in 2005, primarily for dividends to shareholders and the repurchase of the Company’s common stock. During 2004 and 2003, the primary financing activities were the dividends and repayment of borrowings. The Company paid dividends to shareholders of $216 million, $209 million, and $205 million during 2005, 2004, and 2003, respectively. The Company expects this trend of increasing dividends to continue in the foreseeable future. While no borrowings were repaid in 2005, the Company repaid variable rate borrowings of approximately $177 million and $113 million in 2004 and 2003, respectively. Long-term debt of $500 million at December 31, 2005 is comprised of two $250 million term notes with a consortium of financial and insurance institutions due in 2008 and 2010. The Company does not anticipate repaying these notes prior to their scheduled expiration. During 2005, the Company repurchased $119 million in Company stock as compared to repurchases of $21 million and $18 million in 2004 and 2003, respectively. We plan to remain active in our share repurchase program, but the amount and value of shares repurchased will vary annually. The increasing dividends and fluctuations in cash used for the reduction of debt and share repurchases primarily explain the changes in cash used for financing activities in 2005, 2004 and 2003.
Notes and Other Borrowings
The Company maintains a $350 million unsecured revolving line of credit with a consortium of financial institutions which matures in October 2008 and bears interest at LIBOR plus .25% (4.61% at December 31, 2005). At December 31, 2005 and 2004, no amounts were outstanding under the line of credit.
At December 31, 2005, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011 and approximately $1 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2005, the Company was in compliance with all such covenants. The weighted average interest rate on the Company’s outstanding borrowings was approximately 6.05% at December 31, 2005 and 2004. Total interest expense for all borrowings was $29.6 million and $37.3 million in 2005 and 2004, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Construction and Lease Facility
The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005 was approximately $84 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .50%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation, which represents our residual value guarantee, under the construction and lease facility is approximately $73 million at December 31, 2005.
Contractual and Other Obligations
The following table shows the Company’s approximate obligations and commitments, excluding interest due on credit facilities, to make future payments under contractual obligations as of December 31, 2005:

	PAYMENT DUE BY PERIOD
		Less than			Over
(in thousands)	Total	1 year	1-3 years	4-5 years	5 years
Credit facilities	$500,881	$881	$250,000	$—	$250,000
Capital leases	27,376	3,537	7,105	6,672	10,062
Operating leases	475,118	134,530	179,433	81,459	79,696

Total Contractual Cash Obligations	$1,003,375	$138,948	$436,538	$88,131	$339,758

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
As discussed in ‘Construction and Lease Facility’ above, the Company has approximately $84 million outstanding under a construction and lease facility which expires in 2008. In addition, the Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). The Company’s maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company’s guarantee. To date, the Company has had no significant losses in connection with guarantees of independents’ and affiliates’ borrowings. The following table shows the Company’s approximate commercial commitments under these two arrangements as of December 31, 2005:

	PAYMENT DUE BY PERIOD
	Total
	Amounts	Less than	1-3	4-5	Over
(in thousands)	Committed	1 year	years	years	5 years
Guaranteed borrowings of independents and affiliates	$175,832	$40,871	$22,039	$14,646	$98,276
Residual value guarantee under operating leases	72,640	—	—	72,640	—

Total commercial commitments	$248,472	$40.871	$22,039	$87,286	$98,276

In addition, the Company sponsors defined benefit pension plans that may obligate us to make contributions to the plans from time to time. Contributions in 2005 were $134 million. We expect to make a cash contribution to our qualified defined benefit plans in 2006, and contributions required for 2007 and future years will depend on a number of unpredictable factors including the market performance of the plans’ assets and future changes in interest rates that affect the actuarial measurement of the plans’ obligations.
Share Repurchases
On April 19, 1999, our Board of Directors authorized the repurchase of 15 million shares of our common stock. Through December 31, 2005, approximately 12 million shares have been repurchased under this authorization.
CRITICAL ACCOUNTING ESTIMATES
General
Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the consolidated financial statements. For further information on the critical accounting policies, see Note 1 of the notes to our consolidated financial statements.

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
Allowance for Doubtful Accounts — Methodology
The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2005, 2004 and 2003, the Company recorded provisions for bad debts of $16.4 million, $20.7 million and $23.8 million, respectively.
Consideration Received from Vendors
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year and, in the case of advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive such amounts in 2006 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.
Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets
At least annually, the Company evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment indicators. The Company’s judgments regarding the existence of impairment indicators are based on market conditions and operational performance, among other factors. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.
Employee Benefit Plans
The Company’s benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company’s management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada and fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power and provide investment results that meet or exceed the pension plan’s actuarially assumed long term rate of return.
Based on the investment policy for the U.S. pension plan, as well as an asset study that was performed based on the Company’s asset allocations and future expectations, the Company’s expected rate of return on plan assets for measuring 2006 pension expense or income is 8.25% for the U.S. plan. The asset study forecasted expected rates of return for the approximate duration of the Company’s benefit obligations, using capital market data and historical relationships.
The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a discount rate for the U.S. plan of 5.75% at December 31, 2005.
Net periodic cost for our defined benefit pension plans was $32.4 million, $26.4 million, and $17.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increasing trend in pension cost over these periods was due to the change in assumptions for the rate of return on plan assets and the discount rate. These expenses are included in SG&A expenses.
QUARTERLY RESULTS OF OPERATIONS
The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales, and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2005 and 2004 was not significant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004:

		Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands except per share data)
2005

Net Sales	$2,342,201	$2,475,657	$2,555,503	$2,409,689
Gross Profit	736,480	761,257	778,502	787,847
Net Income	106,598	110,967	110,876	108,993
Diluted Earnings Per Share:	.61	.63	.63	.63

2004

Net Sales	$2,196,991	$2,297,686	$2,349,283	$2,253,307
Gross Profit	686,911	693,065	699,393	750,354
Net Income	100,199	101,146	97,893	96,314
Diluted Earnings Per Share:	.57	.58	.56	.55
FORWARD-LOOKING STATEMENTS
Some statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company’s beliefs, expectations and plans as of the present time. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company’s products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company’s promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company’s filings with the Securities and Exchange Commission. In particular, see “Item 1A. Risk Factors” in our 2005 Annual Report on Form 10-K. Readers are cautioned that other factors not listed here, in such Form 10-K or in our other Securities and Exchange Commission filings could materially impact the Company’s future earnings, financial position and cash flows. You should not place undue reliance upon forward-looking statements contained herein, and you should carefully read the other reports that the Company will, from time to time, file with the Securities and Exchange Commission.

REPORT OF MANAGEMENT
Genuine Parts Company
Management’s Responsibility for the Financial Statements
We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2005, 2004 and 2003. The opinion of Ernst & Young LLP, the Company’s independent registered public accounting firm, on those consolidated financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.
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
The Company’s management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” Based on this assessment, management concluded that, as of December 31, 2005, the Company’s internal control over financial reporting was effective.
Ernst & Young LLP has issued an audit report on our assessment of the Company’s internal control over financial reporting and the operating effectiveness of internal control over financial reporting as of December 31, 2005. This report appears on page 22.
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
JERRY W. NIX
Vice Chairman and Chief Financial Officer
March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Board of Directors
Genuine Parts Company
We have audited management’s assessment, included in the accompanying Report of Management, that Genuine Parts Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genuine Parts Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Genuine Parts Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Genuine Parts Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 1, 2006 expressed an unqualified opinion thereon.
March 1, 2006
Atlanta, Georgia
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS
Board of Directors
Genuine Parts Company
We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1, effective January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Genuine Parts Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006, expressed an unqualified opinion thereon.
March 1, 2006
Atlanta, Georgia

Consolidated Balance Sheets

(dollars in thousands) December 31,	2005	2004
Assets
Current assets:
Cash and cash equivalents	$188,911	$134,940
Trade accounts receivable, net	1,186,865	1,123,900
Merchandise inventories, net	2,216,542	2,198,957
Prepaid expenses and other assets	214,564	175,687

Total current assets	3,806,882	3,633,484

Goodwill and intangible assets, less accumulated amortization	62,717	57,672

Other assets	509,644	384,703

Property, plant and equipment:
Land	52,335	46,251
Buildings, less allowance for depreciation (2005 - $133,950; 2004 - $125,104)	147,061	151,895
Machinery and equipment, less allowance for depreciation (2005 - $403,294; 2004 - $397,124)	192,899	181,242

Net property, plant and equipment	392,295	379,388

	$4,771,538	$4,455,247

Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$973,615	$856,653
Other borrowings	881	968
Accrued compensation	99,402	96,337
Other accrued expenses	84,760	83,330
Dividends payable	54,150	52,495
Income taxes payable	36,296	42,932

Total current liabilities	1,249,104	1,132,715

Long-term debt	500,000	500,000
Deferred income taxes	156,807	115,683
Minority interests in subsidiaries	57,047	52,394
Other long-term liabilities	114,623	110,078

Shareholders’ equity:
Preferred stock, par value $1 per share - authorized 10,000,000 shares; none issued	—	—
Common stock, par value $1 per share - authorized 450,000,000 shares; issued 173,032,697 in 2005 and 174,964,884 shares in 2004	173,033	174,965
Additional paid-in capital	—	56,571
Accumulated other comprehensive income	45,535	26,478
Retained earnings	2,475,389	2,286,363

Total shareholders’ equity	2,693,957	2,544,377

	$4,771,538	$4,455,247

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share data) Year ended December 31,	2005	2004	2003
Net sales	$9,783,050	$9,097,267	$8,449,300

Cost of goods sold	6,718,964	6,267,544	5,826,684

	3,064,086	2,829,723	2,622,616

Selling, administrative and other expenses	2,355,022	2,193,804	2,050,873

Income before income taxes and cumulative effect of a change in accounting principle	709,064	635,919	571,743

Income taxes	271,630	240,367	218,101

Income before cumulative effect of a change in accounting principle	437,434	395,552	353,642
Cumulative effect of a change in accounting principle	—	—	(19,541)

Net income	$437,434	$395,552	$334,101

Basic net income per common share:
Before cumulative effect of a change in accounting principle	$2.51	$2.26	$2.03
Cumulative effect of a change in accounting principle	—	—	(0.11)

Basic net income	$2.51	$2.26	$1.92

Diluted net income per common share:
Before cumulative effect of a change in accounting principle	$2.50	$2.25	$2.03
Cumulative effect of a change in accounting principle	—	—	(0.12)

Diluted net income	$2.50	$2.25	$1.91

Weighted average common shares outstanding	174,054	174,687	173,995
Dilutive effect of stock options and non-vested restricted stock awards	953	973	485

Weighted average common shares outstanding — assuming dilution	175,007	175,660	174,480

See accompanying notes.

Consolidated Statements of Shareholders’ Equity

			Additional	Accumulated Other		Total
	Common Stock		Paid-in	Comprehensive	Retained	Shareholders’
(dollars in thousands, except per share data)	Shares	Amount	Capital	Income (Loss)	Earnings	Equity
Balance at January 1, 2003	174,380,634	$174,381	$44,371	$(60,522)	$1,971,779	$2,130,009
Net income	—	—	—	—	334,101	334,101
Foreign currency translation adjustment	—	—	—	54,864	—	54,864
Changes in fair value of derivative instruments, net of income taxes of $6,990	—	—	—	10,493	—	10,493

Comprehensive income						399,458

Cash dividends declared, $1.18 per share	—	—	—	—	(205,330)	(205,330)
Stock options exercised, including tax benefit of $1,256	280,821	280	5,575	—	—	5,855
Purchase of stock	(616,192)	(616)	(17,093)	—	—	(17,709)

Balance at December 31, 2003	174,045,263	174,045	32,853	4,835	2,100,550	2,312,283
Net income	—	—	—	—	395,552	395,552
Foreign currency translation adjustment	—	—	—	27,202	—	27,202
Changes in fair value of derivative instruments, net of income taxes of $1,764	—	—	—	2,786	—	2,786
Change in minimum pension liability, net of income taxes of $5,079	—	—	—	(8,345)	—	(8,345)

Comprehensive income						417,195

Cash dividends declared, $1.20 per share	—	—	—	—	(209,739)	(209,739)
Stock options exercised, including tax benefit of $6,073	1,498,002	1,498	42,097	—	—	43,595
Stock based compensation	—	—	2,518	—	—	2,518
Purchase of stock	(578,381)	(578)	(20,897)	—	—	(21,475)

Balance at December 31, 2004	174,964,884	174,965	56,571	26,478	2,286,363	2,544,377
Net income	—	—	—	—	437,434	437,434
Foreign currency translation adjustment	—	—	—	14,351	—	14,351
Changes in fair value of derivative instruments, net of income taxes of $2,041	—	—	—	3,372	—	3,372
Change in minimum pension liability. net of income taxes of $(258)	—	—	—	1,334	—	1,334

Comprehensive income						456,491

Cash dividends declared, $1.25 per share	—	—	—	—	(217,523)	(217,523)
Stock options exercised, including tax benefit of $5,242	852,745	853	22,114	—	—	22,967
Stock based compensation	—	—	6,884	—	—	6,884
Purchase of stock	(2,784,932)	(2,785)	(85,569)	—	(30,885)	(119,239)

Balance at December 31, 2005	173,032,697	$173,033	$—	$45,535	$2,475,389	$2,693,957

See accompanying notes.

Consolidated Statements of Cash Flows

(dollars in thousands) Year ended December 31,	2005	2004	2003
Operating activities
Net income	$437,434	$395,552	$334,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,529	62,207	69,013
Gain on sale of property, plant and equipment	(2,675)	(1,656)	(5,210)
Deferred income taxes	43,935	19,670	27,354
Cumulative effect of a change in accounting principle	—	—	19,541
Minority interests	3,271	2,688	2,565
Stock based compensation	12,126	8,590	1,254
Changes in operating assets and liabilities:
Trade accounts receivable, net	(59,949)	(33,370)	(21,735)
Merchandise inventories, net	(19,869)	(28,406)	20,232
Trade accounts payable	112,087	143,456	(43,230)
Other long-term assets	(118,358)	(60,147)	(4,189)
Other, net	(33,014)	46,652	2,489

	3,083	159,684	68,084

Net cash provided by operating activities	440,517	555,236	402,185

Investing activities
Purchases of property, plant and equipment	(85,714)	(72,077)	(73,904)
Proceeds from sale of property, plant and equipment	7,110	7,140	13,619
Acquisition of businesses and other investments	(27,518)	(3,018)	(14,990)
Proceeds from disposal of businesses	35,948	—	—

Net cash used in investing activities	(70,174)	(67,955)	(75,275)

Financing activities
Proceeds from credit facilities	113,432	555,848	935,000
Payments on credit facilities	(113,519)	(732,649)	(1,047,976)
Stock options exercised	17,725	37,523	4,601
Dividends paid	(215,868)	(208,575)	(204,556)
Purchase of stock	(119,239)	(21,475)	(17,709)

Net cash used in financing activities	(317,469)	(369,328)	(330,640)
Effect of exchange rate changes on cash	1,097	1,594	(872)

Net increase (decrease) in cash and cash equivalents	53,971	119,547	(4,602)
Cash and cash equivalents at beginning of year	134,940	15,393	19,995

Cash and cash equivalents at end of year	$188,911	$134,940	$15,393

Supplemental disclosures of cash flow information
Cash paid during the year for:
Income taxes	$235,384	$205,148	$205,451

Interest	$29,084	$38,714	$49,807

See accompanying notes.

Notes to Consolidated Financial Statements
December 31, 2005
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business
Genuine Parts Company and all of its majority-owned subsidiaries (the Company) is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,900 locations in North America and, therefore, has limited exposure from credit losses to any particular customer, region, or industry segment. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.
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
Foreign Currency Translation
The consolidated balance sheets and statements of income of the Company’s foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.
Trade Accounts Receivable and the Allowance for Doubtful Accounts
The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2005, 2004, and 2003, the Company recorded provisions for bad debts of approximately $16,356,000, $20,697,000, and $23,800,000, respectively. At December 31, 2005 and 2004, the allowance for doubtful accounts was approximately $11,386,000 and $12,793,000, respectively.
Merchandise Inventories, including Consideration Received from Vendors
Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $272,631,000 and $226,914,000 higher than reported at December 31, 2005 and 2004, respectively.
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
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, or, in the case of specific advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2006 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

Notes to Consolidated Financial Statements
 (continued)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.
Goodwill and Other Intangible Assets
Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) requires that when the fair value of goodwill is less than the related carrying value, entities are required to reduce the amount of goodwill. In accordance with the provisions of SFAS No.142, the Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. No goodwill impairments have been recorded in 2005, 2004, or 2003. The impairment-only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date.
SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortizes goodwill.
Other Assets
Other assets is comprised of the following:

(in thousands) December 31,	2005	2004
Prepaid pension asset	$402,993	$297,496
Investment accounted for under the cost method	21,400	21,400
Cash surrender value of life insurance policies	42,142	37,689
Other	43,109	28,118

Total other assets	$509,644	$384,703

Property, Plant, and Equipment
Property, plant and equipment are stated at cost. Land and buildings include certain leases capitalized at December 31, 2005 and 2004. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.
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
Other Long-Term Liabilities
Other long-term liabilities consist primarily of certain benefit liabilities, obligations under capital leases and insurance liabilities. Insurance liabilities are primarily comprised of group health and workers’ compensation liabilities. The Company is self-insured for the majority of group health insurance costs and carries various large risk deductible policies for the majority of workers’ compensation liabilities. The Company calculates these insurance liabilities based on historical claims information. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect insurance costs.
Accumulated Other Comprehensive Income
Accumulated Other Comprehensive Income is comprised of the following:

(in thousands) December 31,	2005	2004
Foreign currency translation	$53,164	$38,813
Net unrealized loss on derivative instruments, net of taxes	(618)	(3,990)
Minimum pension liability, net of taxes	(7,011)	(8,345)

Total accumulated other comprehensive income	$45,535	$26,478

Fair Value of Financial Instruments
The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At December 31, 2005 and 2004, the fair market value of fixed rate long-term debt was approximately $526,000,000 and $534,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
Shipping and Handling Costs
Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $238,000,000, $216,000,000 and $202,000,000 in the years ended December 31, 2005, 2004, and 2003, respectively.
Advertising costs
Advertising costs are expensed as incurred and totaled $44,100,000, $41,500,000 and $38,100,000 in the years ended December 31, 2005, 2004, and 2003, respectively.
Stock Compensation
Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The Company recognizes compensation expense based on the straight-line method. The adoption of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), had no significant impact on the Company’s consolidated financial statements for the years ended December 31, 2005, 2004, and 2003.
Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related Interpretations in accounting for stock compensation. Under APB No. 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 5 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under SFAS No. 123, to all stock options.
Net Income per Common Share
Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 5,219,000 shares of common stock at prices ranging from $32 to $38 per share were outstanding at December 31, 2003, but were not included in the computation of diluted net income per common share because the options’ exercise price was greater than the average market price of the common shares at the time. At December 31, 2005, 2004 and 2003, the dilutive effect of options to purchase approximately 12,000, 12,000, and 39,000 shares of common stock, respectively, at an average exercise price of approximately $18 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income per common share since the date of the acquisition.
Recently Issued Accounting Pronouncements
In January 2003, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) issued EITF Issue No. 02-16, Accounting by a Customer (Including Reseller) for Certain Consideration Received from a Vendor (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for certain consideration received from vendors. Generally, certain consideration received from vendors is presumed to be a reduction of prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement. However, under certain circumstances, this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company, in certain circumstances, previously included funds of this type in selling, administrative and other expenses. Under the new method, vendor allowances for advertising and catalog related programs are generally considered a reduction of cost of goods sold. On January 1, 2003, the Company adopted EITF 02-16 and recorded a non-cash charge of $19.5 million ($.11 and $.12 per basic and diluted share, respectively), net of a tax benefit of $13.6 million, related to the capitalization of certain vendor consideration as part of inventory cost.

Notes to Consolidated Financial Statements
(continued)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company will adopt SFAS No. 123(R) on January 1, 2006.
SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:
1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share- based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R) on January 1, 2006. Because SFAS No. 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS No. 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS No. 123 will be recognized under SFAS No. 123(R).
However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 5 to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption as more fully disclosed in Note 5 of the notes to the consolidated financial statements.
In March 2005, the FASB issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. Asset retirement obligations are legal obligations associated with the retirement of long-lived assets, except for certain obligations of lessees. FIN 47 clarifies that liabilities associated with asset retirement obligations whose timing or settlement method are conditional on future events should be recorded at fair value as soon as fair value is reasonably estimable. FIN 47 also provides guidance on the information required to reasonably estimate the fair value of the liability. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company has evaluated the guidance in FIN 47 and determined that the impact of adoption was not significant.
In May 2005, the FASB issued Statement No. 154, (SFAS No. 154) Accounting Changes and Error Corrections. Under SFAS No. 154, entities will be required to report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless impracticable to do so. Under SFAS No. 154 a change in the method of applying an accounting principle is considered a change in accounting principle. Further, any errors in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior period adjustment by restating the prior period financial statements. SFAS No. 154 will be effective for accounting changes and corrections of errors made, if any, beginning in 2006.
2. GOODWILL AND OTHER INTANGIBLE ASSETS
In accordance with SFAS No. 142, the Company performed an annual goodwill and indefinite lived intangible asset impairment test during the fourth quarter of 2005, 2004, and 2003. The present value of future cash flows approach was used to determine any potential impairment. The Company determined that these assets were not impaired and, therefore, no impairment was recognized for the years ended December 31, 2005, 2004, and 2003.
The changes in the carrying amount of goodwill during the years ended December 31, 2005 and 2004, by reportable segment, as well as other identifiable intangible assets, are summarized as follows:

	GOODWILL			Identifiable
			Office	Tangible
(in thousands)	Automotive	Industrial	Products	Assets	Total
Balance as of January 1, 2004	$21,617	$31,170	$2,131	$3,110	$58,028
Amortization during the year	—	—	—	(356)	(356)

Balance as of December 31, 2004	21,617	31,170	2,131	2,754	57,672
Goodwill acquired during the year	4,522	239	—	680	5,441
Amortization during the year	—	—	—	(396)	(396)

Balance as of December 31, 2005	$26,139	$31,409	$2,131	$3,038	$62,717

3. CREDIT FACILITIES
The principal amount of the Company’s borrowings subject to variable rates totaled approximately $881,000 and $968,000 at December 31, 2005 and 2004, respectively. The weighted average interest rate on the Company’s outstanding borrowings was approximately 6.05% at December 31, 2005 and 2004. In November 2004, the Company repaid in full a $125,000,000 financing with a consortium of financial institutions and insurance companies (the Notes) scheduled to mature in November 2010.
The Company maintains a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in October 2008 and bears interest at LIBOR plus .25% (4.61% at December 31, 2005). No amounts were outstanding under this line of credit at December 31, 2005 and 2004. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2005, the Company was in compliance with all such covenants. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $52,600,000 and $47,500,000 outstanding at December 31, 2005 and 2004, respectively.
Total interest expense, net of interest income, for all borrowings was $29,564,000 in 2005, $37,260,000 in 2004, and $51,538,000 in 2003.
Amounts outstanding under the Company’s credit facilities consist of the following:

(in thousands) December 31,	2005	2004
Unsecured term notes:
November 30, 2002, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	$250,000	$250,000
November 30, 2002, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	250,000

Long term debt	500,000	500,000
Other borrowings	881	968

	$500,881	$500,968

Approximate maturities under the Company’s credit facilities are as follows:

(in thousands)
2006	$881
2007	—
2008	250,000
2009	—
2010	—
Thereafter	250,000

$500,881

4. LEASED PROPERTIES
The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to fifteen years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005, was approximately $83,880,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company’s balance sheet.
Land and buildings includes $8,781,000 and $20,490,000, respectively, with accumulated depreciation of $7,393,000, for leases of distribution centers and stores capitalized at December 31, 2005. Expenses for capital leases were approximately $3,466,000, $2,776,000 and $2,103,000 in 2005, 2004, and 2003, respectively.

Notes to Consolidated Financial Statements
(continued)
4. LEASED PROPERTIES (CONTINUED)
Future minimum payments, by year and in the aggregate, under the capital and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2005:

	Capital	Operating
(in thousands)	Leases	Leases
2006	$3,537	$134,530
2007	3,551	104,861
2008	3,554	74,572
2009	3,596	48,483
2010	3,076	32,976
Thereafter	10,062	79,696

Total minimum lease payments	27,376	$475,118

Amounts representing interest	5,665

Present value of future minimum lease payments	$21,711

Rental expense for operating leases was approximately $147,187,000 in 2005, $132,493,000 in 2004 and $117,652,000 in 2003.
5. STOCK OPTIONS AND RESTRICTED STOCK AWARDS
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
Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 4.1%, 4.0%, and 4.0%; dividend yield of 3.2%, 3.7%, and 3.6%; annual volatility factor of the expected market price of the Company’s common stock of 0.23, 0.23, and 0.25; an expected life of the options of 6, 8, and 8 years; and turnover of 4.0 to 4.4% based on the historical pattern of existing grants.
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
For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net income and income per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

(in thousands, except per share amounts) Year ended December 31,	2005	2004	2003
Net income, as reported	$437,434	$395,552	$334,101
Add: Stock-based employee compensation expense related to option grants after January 1, 2003 included in reported net income, net of related tax effects	4,247	1,566	13
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,225)	(5,324)	(5,688)

Pro forma net income	$435,456	$391,794	$328,426

Income per share:
Basic — as reported	$2.51	$2.26	$1.92

Basic — pro forma	$2.50	$2.24	$1.89

Diluted — as reported	$2.50	$2.25	$1.91

Diluted — pro forma	$2.49	$2.23	$1.88

A summary of the Company’s stock option activity and related information is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise	Shares	Exercise	Shares	Exercise
	(000’s)	Price	(000’s)	Price	(000’s)	Price
Outstanding at beginning of year	5,759	$31	6,913	$30	7,590	$29
Granted (1)	1,260	44	1,270	37	20	32
Exercised	(1,246)	28	(2,096)	29	(500)	23
Forfeited	(184)	29	(328)	32	(197)	31

Outstanding at end of year	5,589	$34	5,759	$31	6,913	$30

Exercisable at end of year	3,216	$32	3,092	$30	4,171	$29

Weighted-average fair value of options granted during the year	$8.58		$6.94		$6.92

Shares available for future grants	1,547		2,689		3,631

(1)	Total includes 91,000 and 124,000 Restricted Stock Units (RSUS) granted in 2005 and 2004, respectively.
The weighted average exercise price excludes RSUS.
Exercise prices for options outstanding as of December 31, 2005, ranged from approximately $21 to $37, except for 12,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of options outstanding is approximately 6.5 years.
In 2004, the Company granted approximately 1,146,000 Stock Appreciation Rights (SARS) and 124,000 Restricted Stock Units (RSUS). In 2005, the Company granted approximately 1,169,000 Stock Appreciation Rights (SARS) and 91,000 Restricted Stock Units (RSUS). SARS represent a right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. RSUS represent a contingent right to receive one share of the Company’s common stock at a future date provided certain pre-tax profit targets are achieved.

Notes to Consolidated Financial Statements
(continued)
6. INCOME TAXES
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested. As such, no U.S. federal and state income taxes have been provided thereon, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Significant components of the Company’s deferred tax assets and liabilities are as follows:

(in thousands)	2005	2004
Deferred tax assets related to:
Expenses not yet deducted for tax purposes	$115,890	$109,602
Deferred tax liabilities related to:
Employee and retiree benefits	159,890	117,617
Inventory	90,920	80,377
Property and equipment	28,828	28,043
Other	17,973	20,466

	297,611	246,503

Net deferred tax liability	181,721	136,901
Current portion of deferred tax liability	24,914	21,218

Non-current deferred tax liability	$156,807	$115,683

The current portion of the deferred tax liability is included in income taxes payable in the consolidated balance sheets.
The components of income tax expense are as follows:

(in thousands)	2005	2004	2003
Current:
Federal	$183,387	$180,709	$155,559
State	32,977	31,599	26,869
Foreign	11,331	8,389	8,319
Deferred	43,935	19,670	27,354

	$271,630	$240,367	$218,101

The 2005 deferred tax expense includes $41,688,000 related to 2005 pension contributions.
The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of a change in accounting principle are as follows:

(in thousands)	2005	2004	2003
Statutory rate applied to income before the cumulative effect of a change in accounting principle	$248,172	$222,572	$200,110
Plus state income taxes, net of Federal tax benefit	25,571	22,370	19,969
Other	(2,113)	(4,575)	(1,978)

	$271,630	$240,367	$218,101

7. EMPLOYEE BENEFIT PLANS
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

The Company also sponsors unfunded supplemental retirement plans covering employees in the U.S. and Canada and other postretirement benefit plans in the U.S. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.

	Pension Benefits		Other Postretirement Benefits
(in thousands)	2005	2004	2005	2004
Changes in benefit obligation
Benefit obligation at beginning of year	$1,035,858	$943,023	$22,705	$24,408
Service cost	41,910	35,740	453	460
Interest cost	64,102	60,039	1,310	1,256
Plan participants’ contributions	2,446	2,338	3.867	3,297
Plan amendments	902	—	—	—
Actuarial loss/(gain)	123,140	21,255	2,821	(483)
Exchange rate loss	3,031	6,496	—	—
Gross benefits paid	(35,010)	(33,033)	(6,889)	(6,233)

Benefit obligation at end of year	$1,236,379	$1,035,858	$24,267	$22,705

The benefit obligation for the Company’s U.S. pension plans included in the above was $1,130,210,000 and $946,406,000 at December 31, 2005 and 2004, respectively. The total accumulated benefit obligation for the Company’s defined benefit pension plans was approximately $996,100,000 and $841,392,000 at December 31, 2005 and 2004, respectively.
The assumptions used to measure the pension and other postretirement plan obligations for the plans at December 31, 2005 and 2004 were:

			Other
	Pension		Postretirement
	Benefits		Benefits
	2005	2004	2005	2004
Weighted-average discount rate	5.75%	6.00%	5.75%	6.00%
Rate of increase in future compensation levels	3.75%	3.50%	—	—
A 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease ratably to 5% in 2010 and thereafter.

			Other
	Pension		Postretirement
	Benefits		Benefits
(in thousands)	2005	2004	2005	2004
Changes in plan assets
Fair value of plan assets at beginning of year	$962,871	$834,015	$—	$—
Actual return on plan assets	47,621	90,385	—	—
Exchange rate gain	3,518	6,429	—	—
Employer contributions	133,534	62,737	3,022	2,936
Plan participants’ contribution	2,446	2,338	3,867	3,297
Gross benefits paid	(35,010)	(33,033)	(6,889)	(6,233

Fair value of plan assets at end of year	$1,114,980	$962,871	$—	$—

The fair values of plan assets for the Company’s U.S. pension plans included in the above were $1,005,525,000 and $875,236,000 at December 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements
(continued)
7. EMPLOYEE BENEFIT PLANS (CONTINUED)
Following are the asset allocations for the Company’s funded pension plans at December 31, 2005 and 2004, and the target allocation for 2006, by asset category:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2006	2005	2004
Equity securities	65%	64%	64%
Debt securities	35%	34%	33%
Real estate and other	—	2%	3%
	100%	100%	100%
At December 31, 2005 and 2004, the plan held 2,016,932 shares of common stock of the Company with a market value of approximately $88,584,000 and $88,866,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $2,521,000 and $2,420,000 in 2005 and 2004, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.
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
Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company’s asset allocations and future expectations, the Company’s expected rate of return on plan assets for measuring 2006 pension expense or income is 8.25% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company’s benefit obligations, using capital market data and historical relationships.
The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

			Other
	Pension		Postretirement
	Benefits		Benefits
(In thousands)	2005	2004	2005	2004
Funded status at end of year	$(121,399)	$(72,987)	$(24,267)	$(22,705)
Unrecognized net actuarial loss	490,558	341,262	20,906	19,309
Unrecognized prior service cost (income)	233	(1,115)	2,275	2,646

Net asset (liability) recognized at end of year	$369,392	$267,160	$(1,086)	$(750)

Prepaid benefit cost	$402,993	$297,496	$—	$—
Accrued benefit cost	(33,601)	(30,336)	(1,086)	(750)
Additional minimum liability	(11,995)	(14,112)	—	—
Intangible asset	163	688	—	—
Accumulated other comprehensive income	11,832	13,424	—	—

Net asset (liability) recognized at end of year	$369,392	$267,160	$(1,086)	$(750)

For the pension benefits, the following table reflects the total benefits expected to be paid from the plans’ or the Company’s assets. Of the pension benefits expected to be paid in 2006, $2,066,000 is expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans. For other postretirement benefits, the table below reflects only the Company’s share of the benefit cost without regard to income from federal subsidy payments received pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA). Expected MMA subsidy payments, which will reduce the Company’s cost for the plan, are shown separately.

Information about the expected cash flows for the pension plans and other post retirement benefit plans follows:

		Other Postretirement Benefits
		Net Employer
	Pension	Contribution	Value Due to
(in thousands)	Benefits	(Excluding MMA Subsidy)	MMA Subsidy
Employer Contribution
2006 (expected)	$33,859	$—	$—

Expected Benefit Payments
2006	34,963	4,091	(710)
2007	37,460	3,881	(753)
2008	40,645	3,691	(796)
2009	44,598	3,494	(527)
2010	48,035	3,218	(481)
2011 through 2015	330,939	11,961	—
Net periodic benefit cost included the following components:

	Pension Benefits			Other Postretirement Benefits
(in thousands)	2005	2004	2003	2005	2004	2003
Service cost	$41,910	$35,740	$32.488	$453	$460	$90
Interest cost	64,102	60,039	57,520	1,310	1,256	481
Expected return on plan assets	(89,422)	(81,962)	(77,763)	—	—	—
Amortization of prior service cost	(386)	(1,006)	(3,145)	371	371	372
Amortization of actuarial loss	16,172	13,600	8,588	1,224	996	150

Net periodic benefit cost	$32,376	$26,411	$17,688	$3,358	$3,083	$1,093

The assumptions used in measuring the net periodic benefit costs for the plans follow:

	Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Weighted average discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Rate of increase in future compensation levels	3.50%	3.25%	4.15%	—	—	—
Expected long-term rate of return on plan assets	8.50%	8.75%	8.95%	—	—	—
Health care cost trend covered charges	—	—	—	10.00%	10.00%	10.00%

Notes to Consolidated Financial Statements
(continued)
7. EMPLOYEE BENEFIT PLANS (CONTINUED)
The effect of a one-percentage point change in the 2005 assumed health care cost trend is as follows:

(in thousands)	Decrease	Increase
Total service and interest cost components on 2005 net periodic postretirement health care benefit cost	$(364)	$573
Accumulated postretirement benefit obligation for health care benefits at December 31, 2005	(3,368)	5,128
The Company has a defined contribution plan that covers substantially all of its domestic employees. The Company’s matching contributions are determined based on 20% of the first 6% of the covered employee’s salary. Total plan expense was approximately $6,722,000 in 2005, $6,034,000 in 2004, and $5,674,000 in 2003.
8. GUARANTEES
Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company’s potential guarantee obligation, representing the residual value guarantee, at December 31, 2005, is approximately $72,640,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.
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
At December 31, 2005, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $175,800,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents’ and affiliates’ borrowings.
9. SEGMENT DATA
The segment data for the past five years presented on page 14 is an integral part of these consolidated financial statements.
The Company’s automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and other vehicles.
The Company’s industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.
The Company’s office products segment distributes a wide variety of office products, computer supplies, office furniture, and business electronics.
The Company’s electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.
Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, amortization and minority interests. Approximately $39,700,000, $34,700,000, and $19,200,000 of income before income taxes and cumulative effect of a change in accounting principle was generated in jurisdictions outside the United States for the years ending December 31, 2005, 2004, and 2003, respectively. Net sales and net long-lived assets by country relate directly to the Company’s operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters’ facilities and equipment.
For management purposes, net sales by segment exclude the effect of certain discounts, incentives and freight billed to customers. The line item “other” represents the net effect of the discounts, incentives and freight billed to customers, which are reported as a component of net sales in the Company’s consolidated statements of income.