Form 10-K, Exhibit 13
period 2007-12-31
GENUINE PARTS CO
filed 2008-02-29
CIK 40987

Exhibit 13
     SELECTED FINANCIAL DATA

(in thousands, except per share data) Year ended December 31,	2007	2006	2005	2004	2003

Net sales	$10,843,195	$10,457,942	$9,783,050	$9,097,267	$8,449,300
Cost of goods sold*	7,625,972	7,353,447	6,884,964	6,439,544	5,992,684
Operating and non-operating expenses, net*	2,400,478	2,333,579	2,189,022	2,021,804	1,884,873
Income before taxes and accounting change	816,745	770,916	709,064	635,919	571,743
Income taxes	310,406	295,511	271,630	240,367	218,101
Income before cumulative effect of a change in accounting principle	506,339	475,405	437,434	395,552	353,642
Cumulative effect of a change in accounting principle**	—	—	—	—	19,541
Net income	$506,339	$475,405	$437,434	$395,552	$334,101
Weighted average common shares outstanding during year — assuming dilution	170,135	172,486	175,007	175,660	174,480
Per common share:
Diluted net income, excluding cumulative effect	$2.98	$2.76	$2.50	$2.25	$2.03
Diluted net income	2.98	2.76	2.50	2.25	1.91
Dividends declared	1.46	1.35	1.25	1.20	1.18
December 31 closing stock price	46.30	47.43	43.92	44.06	33.20
Long-term debt, less current maturities	250,000	500,000	500,000	500,000	625,108
Shareholders’ equity	2,716,716	2,549,991	2,693,957	2,544,377	2,312,283
Total assets	$4,774,069	$4,496,984	$4,771,538	$4,455,247	$4,127,956

*	The Company reclassified certain warehousing, distribution and handling costs from operating expenses to cost of goods sold for all periods presented. These costs amount to $176 million, $171 million, $166 million, $172 million and $166 million for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively. The reclassification had no effect on net sales, operating margins, or net income.

**	The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board’s EITF 02-16.
MARKET PRICE AND DIVIDEND INFORMATION
High and Low Sales Price and Dividends per Common Share Traded on the New York Stock Exchange

	Sales Price of Common Shares

Quarter	2007		2006

	High	Low	High	Low
First	$50.75	$46.19	$45.74	$41.41
Second	51.65	48.39	46.16	40.00
Third	51.68	46.00	43.90	40.09
Fourth	50.97	46.30	48.34	42.60

	Dividends Declared Per Share

	2007	2006

First	$0.3650	$0.3375
Second	0.3650	0.3375
Third	0.3650	0.3375
Fourth	0.3650	0.3375
Number of Record Holders of Common Stock as of December 31, 2007: 6,538

SEGMENT DATA

(in thousands) Year ended December 31,	2007	2006	2005	2004	2003

Net sales:
Automotive	$5,311,873	$5,185,080	$5,013,460	$4,739,261	$4,477,508
Industrial	3,350,954	3,107,593	2,795,699	2,511,597	2,253,947
Office products	1,765,055	1,779,832	1,662,393	1,540,878	1,457,149
Electrical/electronic materials	436,318	408,138	341,513	335,605	297,618
Other	(21,005)	(22,701)	(30,015)	(30,074)	(36,922)

Total net sales	$10,843,195	$10,457,942	$9,783,050	$9,097,267	$8,449,300

Operating profit:
Automotive	$413,180	$399,931	$398,494	$396,015	$363,022
Industrial	281,762	257,022	214,222	173,760	151,109
Office products	156,781	166,573	157,408	150,817	143,263
Electrical/electronic materials	30,435	22,630	17,470	14,611	7,112

Total operating profit	882,158	846,156	787,594	735,203	664,506

Interest expense, net	(21,056)	(26,445)	(29,564)	(37,260)	(51,538)
Corporate expense	(38,300)	(44,341)	(45,299)	(58,980)	(37,121)
Intangible asset amortization	(1,118)	(463)	(396)	(356)	(1,539)
Minority interests	(4,939)	(3,991)	(3,271)	(2,688)	(2,565)

Income before income taxes and accounting change	$816,745	$770,916	$709,064	$635,919	$571,743

Assets:
Automotive	$2,785,619	$2,625,846	$2,711,620	$2,521,906	$2,369,969
Industrial	969,666	910,734	976,903	955,029	957,735
Office products	659,838	669,303	722,813	681,992	621,523
Electrical/electronic materials	101,419	105,623	113,913	104,918	97,195
Corporate	175,074	123,224	183,572	133,730	23,506
Goodwill and intangible assets	82,453	62,254	62,717	57,672	58,028

Total assets	$4,774,069	$4,496,984	$4,771,538	$4,455,247	$4,127,956

Depreciation and amortization:
Automotive	$65,810	$52,565	$44,102	$39,222	$42,681
Industrial	8,565	7,941	8,345	8,972	10,265
Office products	9,159	9,518	9,551	10,245	10,639
Electrical/electronic materials	1,566	1,394	1,612	2,011	2,729
Corporate	1,484	1,542	1,523	1,401	1,160
Intangible asset amortization	1,118	463	396	356	1,539

Total depreciation and amortization	$87,702	$73,423	$65,529	$62,207	$69,013

Capital expenditures:
Automotive	$91,359	$111,644	$68,062	$52,263	$58,754
Industrial	8,340	6,187	5,695	3,922	6,824
Office products	13,294	6,002	8,893	12,354	7,211
Electrical/electronic materials	2,340	904	1,550	1,552	394
Corporate	315	1,307	1,514	1,986	721

Total capital expenditures	$115,648	$126,044	$85,714	$72,077	$73,904

Net sales:
United States	$9,609,225	$9,314,970	$8,768,737	$8,198,368	$7,666,389
Canada	1,158,515	1,071,095	954,317	845,563	731,200
Mexico	96,460	94,578	90,011	83,410	88,633
Other	(21,005)	(22,701)	(30,015)	(30,074)	(36,922)

Total net sales	$10,843,195	$10,457,942	$9,783,050	$9,097,267	$8,449,300

Net long-lived assets:
United States	$419,289	$415,569	$388,916	$368,345	$339,020
Canada	85,532	72,556	62,842	65,649	57,906
Mexico	3,621	3,389	3,254	3,066	4,094

Total net long-lived assets	$508,442	$491,514	$455,012	$437,060	$401,020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
2007
Overview
Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. 2007 was the Company’s 80th year of operations. We have increased sales in 57 of the last 58 years and increased profits in 45 of the last 47 years. In 2007, business was conducted throughout the United States, in Puerto Rico, in Canada and in Mexico from approximately 2,000 locations.
We recorded consolidated net sales of $10.8 billion for the year ended December 31, 2007, an increase of 4% compared to $10.5 billion in 2006. Consolidated net income for the year ended December 31, 2007, was $506 million, up 7% from $475 million in 2006. Our two business segments serving the manufacturing sector of the economy recorded the strongest results among our four groups in 2007. These businesses have participated in the continued strength of their end markets and provided us the opportunity to achieve another year of record sales and earnings. Our automotive and office products businesses encountered more difficult market circumstances in 2007.
Our progress in 2007 follows a 7% and 8% increase in revenues in 2006 and 2005, respectively. Likewise, our improved earnings in 2007 follow three consecutive years of double-digit growth in earnings per share. During these periods, the Company has implemented a variety of initiatives to grow sales and earnings, including the introduction of new and expanded product lines, geographic expansion, sales to new markets, enhanced customer marketing programs and cost savings initiatives. Each of our business segments participated in developing these initiatives, as discussed further below.
The major categories on the December 31, 2007 consolidated balance sheet were relatively consistent with the December 31, 2006 balance sheet categories, subject to certain exceptions explained below. Our cash balances increased $96 million or 71% from December 31, 2006, due primarily to improved earnings and working capital management. In addition, the Company received $56 million in net proceeds on a sale-leaseback transaction in the fourth quarter of 2007, discussed further under Contractual and Other Obligations. Accounts receivable decreased by approximately 1%, which is significantly favorable to our increase in revenues, and inventory was up 4%. Accounts Payable increased $80 million or 9% from the prior year, due primarily to increased purchases related to sales growth, extended terms with certain suppliers and the increased utilization of procurement cards during 2007. The current portion of debt was $250 million at December 31, 2007, due to the reclassification of long-term debt maturing November 2008. Total debt outstanding at December 31, 2007 was unchanged from December 31, 2006.
Results of Operations
Our results of operations are summarized for the three years ended December 31, 2007, 2006 and 2005, as follows:

	Year ended December 31,
(in thousands, except per share data)	2007	2006	2005

Net Sales	$10,843,195	$10,457,942	$9,783,050
Gross Profit*	3,217,223	3,104,495	2,898,086
Net Income	506,339	475,405	437,434
Diluted Earnings Per Share	2.98	2.76	2.50

*	The Company reclassified certain warehousing, distribution and handling costs from operating expenses to cost of goods sold for the prior periods to conform with current period presentation. These costs amount to $171 million and $166 million for fiscal years 2006 and 2005, respectively. The reclassification had no effect on net sales, net income or diluted earnings per share.
Net Sales
Consolidated net sales for the year ended December 31, 2007 totaled $10.8 billion, another record sales level for the Company and a 4% increase from 2006. In 2007, the Industrial and Electrical business segments showed the strongest sales improvement among our operations. The Automotive and Office segments encountered more difficult market circumstances, with Automotive showing slight progress in revenue growth and Office reporting a slight decrease in revenues for the year. For the year, prices were up approximately 2% in the Automotive segment, 5% in the Industrial and Electrical segments and 3% in the Office segment.
Net sales for the year ended December 31, 2006 totaled $10.5 billion, a 7% increase from 2005. All of the business segments contributed to our sales growth in 2006, as our internal initiatives, healthy economy and positive trends in the industries we serve enhanced the sales volume in each of our four groups. Prices were up approximately 2% in the Automotive segment, 3% in the Industrial and Office segments and 7% in the Electrical segment in 2006.
Automotive Group
Net sales for the Automotive Group (“Automotive”) were $5.3 billion in 2007, an increase of 2% from 2006. Our sales growth was relatively consistent during the year, ranging from 2% to 3% by quarter, as the more challenging market conditions we began to see in the last half of 2006 continued throughout 2007 without any significant change. We observed the ongoing pressure of high gas prices on miles driven and consumer spending, which negatively impact aftermarket demand. The continued effectiveness of our growth initiatives, such as our major accounts programs, served to offset these conditions and, as a result,

Automotive reported progress in 2007. While this level of growth does not meet our expectations for the longer term, we remain encouraged by this group’s drive to generate positive and consistent sales growth in the year ahead.
Automotive sales increased by 3% to $5.2 billion in 2006. After achieving sales increases of 5% in both the first and second quarters of 2006, our sales growth slowed to 1% growth in the third quarter, followed by a 2% increase in the fourth quarter. Automotive’s sales initiatives, including the addition of 64 net new NAPA AUTO PARTS stores and the continued expansion of NAPA AutoCare programs, were somewhat impacted by the effect of higher gasoline prices on vehicle miles driven and aftermarket product demand. Both of these factors influenced our sales trends for the year. Additionally, our core NAPA sales increase of 5% was offset by a sales decrease at Johnson Industries, which was downsized in 2005.
Industrial Group
Net sales for Motion Industries, our Industrial Group (“Industrial”), were $3.4 billion in 2007, an increase of 8% compared to 2006. In 2007, this group recorded strong and consistent sales growth, with revenues increasing from 7% to 9% in each quarter of the year. Industrial has participated in the continued strength of the markets it serves through initiatives such as product line expansion, targeted industry programs, branch expansion and acquisitions. This year, Industrial expanded its distribution network by opening four new locations and by adding another eight locations via five acquisitions. Industrial’s growth plans, combined with ongoing steady demand from its manufacturing customer base, should allow this group to generate more strong results in 2008.
Net sales in 2006 were $3.1 billion, representing the third consecutive year of 11% sales growth. In 2006, this group recorded steady progress throughout the year, with double-digit growth in each quarter. In addition, Industrial expanded its distribution network in 2006 by opening 10 new locations and by adding another 31 locations via two acquisitions.
Office Group
Net sales for S.P. Richards, our Office Products Group (“Office”), were $1.8 billion, down 1% compared to the prior year. Office is commonly recognized as our most steady performer from year to year, but weak demand in the overall office products industry, which we began to see in 2006, negatively impacted our results in 2007. Primarily, the depressed sales activity with our national accounts customer base offset the steady sales growth to independent dealers during the year. After a 3% sales decrease in the first quarter, sales increased 1% in the second quarter, were flat in the third quarter and decreased 1% in the fourth quarter. A gradual strengthening in the industry combined with product and customer expansion efforts and the continued development of effective marketing programs and dealer services should support growth for Office in the year ahead.
Net sales in 2006 were $1.8 billion, up 7% over 2005. This represented a solid increase for the Office group and reflects the success of its ongoing business expansion strategy. Among the quarters, however, the rate of sales growth decreased as market conditions became more difficult during the year. Sales increased 13% in the first quarter, 6% in the second quarter, 5% in the third quarter and 4% in the fourth quarter.
Electrical Group
Net sales for EIS, our Electrical and Electronic Group (“Electrical”), increased by 7% to $436 million in 2007. The sales progress at Electrical reflects favorable market conditions, as evident through continued manufacturing expansion in the U.S. Also, this group’s focus on new products and markets, geographic expansion and strategic customer and supplier relationships serve as key sales initiatives at Electrical. During 2007, sales were up 12% in the first quarter, 7% in the second quarter, 4% in the third quarter and 6% in the fourth quarter. We expect the strategic initiatives in place at Electrical as well as stable market conditions to drive additional sales progress for Electrical in 2008.
Net sales were up 20% to $408 million in 2006 compared to the prior year. This strong growth reflected the continued manufacturing expansion in the U.S. during the year, as well as this group’s commitment to ongoing sales initiatives. During 2006, sales were up 13% in the first quarter, 24% in the second quarter, 23% in the third quarter and 17% in the fourth quarter.
Cost of Goods Sold
Cost of goods sold was $7.6 billion, $7.4 billion and $6.9 billion in 2007, 2006 and 2005, respectively, representing 70.3% of net sales in 2007 and 2006, down slightly from 70.4% of net sales in 2005. Over these periods, ongoing gross margin initiatives to enhance our pricing strategies, promote and sell higher margin products and minimize material acquisition costs were offset by increasing competitive pricing pressures in the markets we serve.
In 2005, 2006 and 2007, each of our four business segments experienced vendor price increases, and by working with our customers we were able to pass some of these along to them, particularly in Industrial.
Operating Expenses
Selling, administrative and other expenses (“SG&A”) increased to $2.3 billion in 2007, representing 21.0% of net sales and down slightly from 21.2% of net sales in 2006. SG&A expenses as a percentage of net sales reflect the benefits of our ongoing cost control initiatives. Our cost management initiatives continue

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
2007
to emphasize continuous improvement programs designed to optimize our utilization of people and systems. We were pleased with the success of our initiatives in 2007 and expect our SG&A expenses as a percentage of sales to show additional progress in the foreseeable future. Depreciation and amortization expense in 2007 was $88 million, up 19% from 2006, and relates to an increased level of capital expenditures in 2006 and 2007 relative to 2005. The provision for doubtful accounts was $14 million in 2007, down from a $16 million bad debt expense in 2006.
In 2006, SG&A increased slightly to $2.2 billion, or 21.2% of net sales, consistent with SG&A as a percent of net sales in 2005. Depreciation and amortization expense in 2006 was $73 million, up 12% from 2005, and corresponds to the increase in capital expenditures in 2006 relative to the prior year. The provision for doubtful accounts was $16 million in 2006, consistent with our bad debt expense in 2005.
Non-Operating Expenses and Income
Non-operating expenses consist primarily of interest. Interest expense was $31 million, $32 million and $34 million in 2007, 2006 and 2005, respectively. The decrease in interest expense in 2006 compared to 2005 was primarily due to the termination of an interest rate swap agreement in 2006.
In “Other”, interest income net of minority interests increased in 2007 from the prior two years due to the change in interest income earned on the Company’s improved cash balances during the year.
Income Before Income Taxes
Income before income taxes was $817 million in 2007, an increase of 5.9% from $771 million in 2006. As a percentage of net sales, income before income taxes was 7.5% in 2007, reflecting a slight increase from 7.4% in 2006. The improvement in 2007 represents a continuing trend for the Company. In 2006, income before income taxes of $771 million was up 8.7% from $709 million in 2005 and as a percentage of net sales was 7.4%, up from 7.2% in 2005.
Automotive Group
Automotive operating profit as a percentage of net sales, which we refer to as operating margin, increased to 7.8% in 2007 from 7.7% in 2006. Our progress in 2007 primarily related to certain non-recurring costs incurred in 2006 for certain closing and consolidation expenses at Johnson Industries and our re-manufacturing operations. Based on our initiatives to grow sales and control costs in 2008, we expect Automotive operating margins to show improvement in the year ahead.
Automotive operating margins decreased to 7.7% in 2006 from 7.9% in 2005. During 2006, the Company recorded non-recurring costs associated with certain closing and consolidation expenses at Johnson Industries and our re-manufacturing operations. At Johnson Industries, we sold or closed eight of twelve locations during 2005, resulting in selling and closure costs in that year, and we incurred additional closing costs to downsize these operations in 2006. At our re-manufacturing operations, we incurred costs during the year related to certain facility consolidations.
Industrial Group
Industrial operating margins increased to 8.4% in 2007 from 8.3% in 2006 and 7.7% in 2005. This ongoing margin improvement for Industrial reflects the effectiveness of our sales and operating initiatives, as well as the relative strength of the industries served by Industrial over these periods. We expect to show more progress in Industrial in 2008.
Office Group
Operating margins in Office were 8.9% in 2007, down from 9.4% in 2006 and 9.5% in 2005. Office continues to generate industry leading operating margins, but the impact of weakening demand in the office products industry experienced over the last half of 2006 and in 2007 has negatively influenced this trend. In addition, competitive pricing pressures over these periods have affected the margins at Office. These pressures are partially offset by ongoing product and customer expansion efforts and the continued development of effective marketing programs and dealer services. Through these initiatives, we believe Office will show progress in 2008.
Electrical Group
Operating margins in Electrical increased to 7.0% in 2007 from 5.5% in 2006. This represents the fourth consecutive year of margin improvement for Electrical and reflects the continued strength in the manufacturing sector of the economy in 2007, combined with Electrical’s successful growth strategy during this period. Operating margins in Electrical increased to 5.5% in 2006 from 5.1% in 2005. We are encouraged by the ongoing progress we see in Electrical.
Income Taxes
The effective income tax rate decreased to 38.0% in 2007 from 38.3% in 2006. The decrease in the effective rate in 2007 was primarily due to lower state taxes and favorable tax rate changes in Canada. The effective income tax rate of 38.3% in 2006 was unchanged from the effective income tax rate in 2005.
Net Income
Net income was $506 million in 2007, an increase of 7% from $475 million in 2006. On a per share diluted basis, net income was $2.98 in 2007 compared to $2.76 in 2006, up 8%. This increase follows two consecutive years of double-digit growth in diluted earnings per share. Net income in 2007 was 4.7% of net sales compared to 4.5% of net sales in 2006.

Net income was $475 million in 2006, up 9% from $437 million in 2005, and on a per share diluted basis, net income was $2.76 in 2006 compared to $2.50 in 2005. Net income in 2006 and 2005 was 4.5% of net sales.
Share-Based Compensation
Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) choosing the “modified prospective” method. Compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. As of January 1, 2006, there was approximately $1.2 million of unrecognized compensation cost for all awards granted prior to January 1, 2003 to employees that remained unvested prior to the effective date of SFAS No. 123(R). This compensation cost is being recognized over a weighted-average period of approximately four years. For the year ended December 31, 2007, total compensation cost related to nonvested awards not yet recognized was approximately $21.7 million. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. For the years ended December 31, 2007, 2006 and 2005, $14.3 million, $11.9 million and $6.9 million of share-based compensation cost was recorded, respectively. There have been no modifications to valuation methodologies or methods subsequent to the adoption of SFAS No. 123(R).
Financial Condition
The major consolidated balance sheet categories at December 31, 2007, with the exception of the accounts discussed below, were relatively consistent with the December 31, 2006 balance sheet categories. The Company’s cash balances increased $96 million or 71% from December 31, 2006, due primarily to improved earnings and working capital management. The Company also received $56 million in net proceeds on a sale-leaseback transaction in the fourth quarter of 2007, discussed further under Contractual and Other Obligations. Our accounts receivable balance at December 31, 2007 decreased 1% compared to the prior year, which is considerably favorable to our increase in revenues for the fourth quarter and year. Inventory at December 31, 2007, was up 4% from December 31, 2006, in line with our increase in revenues for the year. Prepaid expenses and other current assets increased $34 million or 15% from December 31, 2006, reflecting the increase in receivables due from vendors. Accounts payable at December 31, 2007 increased $80 million or 9% from the prior year, due primarily to increased purchases related to sales growth, extended terms with certain suppliers and the increased utilization of procurement cards in 2007.
Liquidity and Capital Resources
The ratio of current assets to current liabilities was 2.6 to 1 at December 31, 2007 compared to 3.2 to 1 at December 31, 2006. The change in current ratio was primarily due to the reclassification of $250 million in long-term debt maturing November 2008. Our cash position remains strong. The Company had $500 million in total debt outstanding at December 31, 2007 and 2006.
A summary of the Company’s consolidated statements of cash flows is as follows:

	Year Ended December 31,
Net Cash	(in thousands)			Percent Change
Provided by				2007 vs.	2006 vs.
(Used in):	2007	2006	2005	2006	2005

Operating Activities	$641,471	$433,500	$440,517	48%	-2%
Investing Activities	(87,598)	(145,599)	(70,174)	-40%	107%
Financing Activities	(469,496)	(340,729)	(317,469)	38%	7%
Net Cash Provided by Operating Activities:
The Company continues to generate excellent cash flows and 2007 was an especially strong year, with net cash provided by operating activities increasing 48% to $641 million. The 7% increase in net income and working capital gains during the year resulted in a significant increase in cash from operations compared to 2006. In 2006, the Company generated $434 million in cash from operations, a slight decrease from 2005 primarily due to the use of cash for working capital requirements during the year, which offset the 9% increase in net income compared to 2005. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund its future operations, and to meet its cash requirements.
Net Cash Used in Investing Activities:
Cash flow used in investing activities was $88 million in 2007 compared to $146 million in 2006, a decrease of 40%. Primarily, the decrease in investing activities was due to the sale-leaseback transaction for certain real properties, which closed during the year. This transaction provided the Company $56 million in cash proceeds. The decrease in capital expenditures and increase in cash used for acquisitions relative to 2006 were offsetting investing activities in 2007. In 2006, cash flow used in investing activities increased substantially from 2005, as capital expenditures increased to $126 million in 2006 compared to approximately $86 million in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
2007
Net Cash Used in Financing Activities:
The Company used $469 million of cash in financing activities in 2007, primarily for dividends to shareholders and the repurchase of the Company’s common stock. Dividends and share repurchases were also the primary financing activities in 2006 and 2005. The Company paid dividends to shareholders of $243 million, $228 million, and $216 million during 2007, 2006, and 2005, respectively. The Company expects this trend of increasing dividends to continue in the foreseeable future. During 2007, 2006 and 2005, the Company repurchased $241 million, $123 million and $119 million, respectively, in the Company’s common stock. We plan to remain active in our share repurchase program, but the amount and value of shares repurchased will vary annually.
Total debt of $500 million at December 31, 2007 is comprised of two $250 million term notes with a consortium of financial and insurance institutions due in 2008 and 2011. The term note due in 2008 was classified as a current liability at December 31, 2007. The Company does not anticipate repaying these notes prior to their scheduled expiration.
Notes and Other Borrowings
The Company maintains a $350 million unsecured revolving line of credit with a consortium of financial institutions, which matures in December 2012 and bears interest at LIBOR plus .23% (5.08% at December 31, 2007). At December 31, 2007 and 2006, no amounts were outstanding under the line of credit. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $56,453,000 and $58,955,000 outstanding at December 31, 2007 and 2006, respectively.
At December 31, 2007, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. Certain borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2007, the Company was in compliance with all such covenants. The weighted average interest rate on the Company’s outstanding borrowings was approximately 6.05% at December 31, 2007 and 2006. Total interest expense, net of interest income, for all borrowings was $21.1 million, $26.4 million and $29.6 million in 2007, 2006 and 2005, respectively.
Construction and Lease Agreement
The Company also has an $85 million construction and lease agreement with an unaffiliated third party. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this agreement at December 31, 2007 was approximately $72 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s consolidated balance sheet. This construction and lease agreement expires in 2009 and no additional properties are being added to this agreement, as the construction term has ended. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .50%.The lease agreement contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation, which represents our residual value guarantee, under the construction and lease agreement is approximately $63 million at December 31, 2007. Refer to Notes 4 and 8 to the Consolidated Financial Statements for further information regarding this arrangement.
Contractual and Other Obligations
In October 2007, the Company entered into a sale-leaseback transaction with a financial institution. In connection with the transaction, the Company sold certain automotive retail store properties and immediately leased the properties back over a lease term of twenty years. The lease was classified as an operating lease. Net proceeds from the transaction amounted to approximately $56 million. The Company realized a net gain of approximately $20 million, which was deferred and will be amortized over the lease term.
The following table shows the Company’s approximate obligations and commitments, including interest due on credit facilities, to make future payments under contractual obligations as of December 31, 2007:

	Payment Due by Period
		Less than			Over
(in thousands)	Total	1 year	1-3 yrs	4-5 yrs	5 years

Credit facilities	$574,427	$279,000	$31,150	$264,277	$—
Capital leases	11,106	2,344	3,918	2,005	2,839
Operating leases	584,077	131,659	171,938	97,861	182,619

Total contractual cash obligations	$1,169,610	$413,003	$207,006	$364,143	$185,458

Due to the uncertainty of the timing of future cash flows associated with the Company’s unrecognized tax benefits at December 31, 2007, the Company is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $32 million of unrecognized tax benefits have been excluded from the contractual obligations table above. Refer to Note 6 to the Consolidated Financial Statements for a discussion on income taxes.
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
As discussed in ‘Construction and Lease Agreement’ above, the Company has approximately $72 million outstanding under a construction and lease agreement which expires in 2009. In addition, the Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). The Company’s maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company’s guarantee. To date, the Company has had no significant losses in connection with guarantees of independents’ and affiliates’ borrowings. The following table shows the Company’s approximate commercial commitments under these two arrangements as of December 31, 2007:

	Amount of Commitment Expiration per Period
	Total
	Amounts	Less than			Over
(in thousands)	Committed	1 year	1-3 yrs	4-5 yrs	5 years

Line of credit	—	—	—	—	—
Standby letters of credit	$56,453	$56,453	$—	$—	$—
Guaranteed borrowings of independents and affiliates	173,928	48,669	19,343	12,895	93,021
Residual value guarantee under operating leases	62,678	—	62,678	—	—

Total commercial commitments	$293,059	$105,122	$82,021	$12,895	$93,021

In addition, the Company sponsors defined benefit pension plans that may obligate us to make contributions to the plans from time to time. Contributions in 2007 were $35 million. We expect to make a cash contribution to our qualified defined benefit plans in 2008, and contributions required for 2009 and future years will depend on a number of unpredictable factors including the market performance of the plans’ assets and future changes in interest rates that affect the actuarial measurement of the plans’ obligations.
Share Repurchases
On April 19, 1999, our Board of Directors authorized the repurchase of 15 million shares of our common stock, and on August 21, 2006, the Board authorized the repurchase of an additional 15 million shares. Such repurchase plans were announced on April 20, 1999 and August 21, 2006, respectively. The authorization for these repurchase plans continues until all such shares have been repurchased, or the repurchase plan is terminated by action of the Board of Directors. In 2007, the Company repurchased the approximately 300,000 remaining shares under the 1999 authorization and this authorization is closed. Through December 31, 2007, approximately 4.7 million shares have been repurchased under the August 21, 2006 authorization.
Critical Accounting Estimates
General
Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the consolidated financial statements. For further information on the critical accounting policies, see Note 1 of the notes to our consolidated financial statements.
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
Allowance for Doubtful Accounts — Methodology
The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
2007
sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2007, 2006 and 2005, the Company recorded provisions for bad debts of $13.5 million, $16.5 million and $16.4 million, respectively.
Consideration Received from Vendors
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year and, in the case of advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive such amounts in 2008 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.
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
Employee Benefit Plans
The Company’s benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the Company’s pension plan assets. The pension plan investment strategy implemented by the Company’s management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada and fiduciary standards. The long-term primary objectives for the pension plan funds are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power and provide investment results that meet or exceed the pension plan’s actuarially assumed long term rate of return.
Based on the investment policy for the U.S. pension plan, as well as an asset study that was performed based on the Company’s asset allocations and future expectations, the Company’s expected rate of return on plan assets for measuring 2008 pension expense or income is 8.25% for the U.S. plan. The asset study forecasted expected rates of return for the approximate duration of the Company’s benefit obligations, using capital market data and historical relationships.
The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a weighted average discount rate for the U.S. plans of 6.49% at December 31, 2007.
Net periodic cost for our defined benefit pension plans was $51.2 million, $48.2 million and $32.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increasing trend in pension cost over these periods was primarily due to the change in assumptions for the rate of return on plan assets, the discount rate and the rate of compensation increases. Refer to Note 7 to the Consolidated Financial Statements for more information regarding employee benefit plans.
On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 was effective for public companies for fiscal years ending after December 15, 2006. The Company adopted the balance sheet recognition provisions of SFAS No. 158 at the end of fiscal year 2006.
The Company has evaluated the potential impact of the Pension Protection Act (“the Act”), which was passed into law on August 17, 2006, on future U.S. pension plan funding requirements based on current market conditions. The Act is not anticipated to have a material effect on the level of future funding requirements or on the Company’s liquidity and capital resources.

Quarterly Results of Operations
The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales, and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2007 and 2006 was not significant.
The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006:

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands except per share data)
2007
Net Sales	$2,648,843	$2,769,527	$2,797,556	$2,627,269
Gross Profit*	789,944	824,585	824,488	778,206
Net Income	121,553	130,121	128,580	126,085
Earnings Per Share:
Basic	.71	.76	.76	.76
Diluted	.71	.76	.76	.75

2006
Net Sales	$2,553,552	$2,661,805	$2,699,641	$2,542,944
Gross Profit*	760,477	782,182	787,295	774,541
Net Income	113,925	120,680	121,333	119,467
Earnings Per Share:
Basic	.66	.70	.71	.70
Diluted	.66	.70	.71	.70
* The Company reclassified certain warehousing, distribution and handling costs from operating expenses to cost of goods sold, resulting in a reduction to gross profit for the periods presented. These costs amount to $42 million, $45 million, $46 million and $43 million in the first, second, third and fourth quarters of fiscal 2007, respectively, and $43 million, $43 million, $44 million and $41 million in the first, second, third and fourth quarters of fiscal 2006, respectively. The reclassification had no effect on net sales, net income, basic earnings per share or diluted earnings per share.
We recorded the quarterly earnings per share amounts as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share by quarter will not necessarily total the annual basic and diluted earnings per share.
Forward-Looking Statements
Some statements in this report, as well as in other materials we file with the SEC or otherwise release to the public and in materials that we make available on our website, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Senior officers may also make verbal statements to analysts, investors, the media and others that are forward-looking. Forward-looking statements may relate, for example, to future operations, prospects, strategies, financial condition, economic performance (including growth and earnings), industry conditions and demand for our products and services. The Company cautions that its forward-looking statements involve risks and uncertainties, and while we believe that our expectations for the future are reasonable in view of currently available information, you are cautioned not to place undue reliance on our forward-looking statements. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company’s products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company’s promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company’s filings with the SEC.
Forward-looking statements are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our Form 10-Q, Form 8-K and other reports to the SEC.

REPORT OF MANAGEMENT
Genuine Parts Company
Management’s Responsibility for the Financial Statements
We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2007, 2006 and 2005. The opinion of Ernst & Young LLP, the Company’s independent registered public accounting firm, on those consolidated financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.
Management’s Report on Internal Control over Financial Reporting
The management of Genuine Parts Company and its subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.
The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and to the board of directors regarding the preparation and fair presentation of the Company’s published consolidated financial statements. The Company’s internal control over financial reporting includes those policies and procedures that:
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
The Company’s management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.
In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” Based on this assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.
Ernst & Young LLP has issued an audit report on the Company’s operating effectiveness of internal control over financial reporting as of December 31, 2007. This report appears on page 25.
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
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Board of Directors and Shareholders of Genuine Parts Company
We have audited Genuine Parts Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genuine Parts Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Genuine Parts Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of Genuine Parts Company and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Atlanta, Georgia
February 26, 2008
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS
The Board of Directors and Shareholders of Genuine Parts Company
We have audited the accompanying consolidated balance sheets of Genuine Parts Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 7, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Genuine Parts Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Atlanta, Georgia
February 26, 2008

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share amounts) December 31,	2007	2006

Assets
Current assets:
Cash and cash equivalents	$231,837	$135,973
Trade accounts receivable, net	1,216,220	1,227,805
Merchandise inventories, net	2,335,716	2,236,368
Prepaid expenses and other current assets	269,239	234,981

Total current assets	4,053,012	3,835,127

Goodwill and intangible assets, less accumulated amortization	82,453	62,254

Other assets	212,615	170,343

Property, plant, and equipment:
Land	47,415	50,726
Buildings, less allowance for depreciation (2007 — $153,869; 2006 — $142,324)	143,685	162,679
Machinery and equipment, less allowance for depreciation (2007 — $469,909; 2006 — $418,815)	234,889	215,855

Net property, plant, and equipment	425,989	429,260

	$4,774,069	$4,496,984

Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$989,816	$910,263
Current portion of debt	250,000	—
Accrued compensation	102,027	95,770
Other accrued expenses	99,766	97,284
Dividends payable	60,789	57,552
Income taxes payable	45,578	37,899

Total current liabilities	1,547,976	1,198,768

Long-term debt	250,000	500,000
Minority interests in subsidiaries	66,230	60,716
Other long-term liabilities	193,147	187,509

Shareholders’ equity:
Preferred stock, par value $1 per share — authorized 10,000,000 shares; none issued	—	—
Common stock, par value $1 per share — authorized 450,000,000 shares; issued and outstanding 166,065,250 in 2007 and 170,530,874 shares in 2006	166,065	170,531
Accumulated other comprehensive (loss) income	(123,715)	(242,534)
Retained earnings	2,674,366	2,621,994

Total shareholders’ equity	2,716,716	2,549,991

	$4,774,069	$4,496,984

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts) Year ended December 31,	2007	2006	2005

Net sales	$10,843,195	$10,457,942	$9,783,050

Cost of goods sold	7,625,972	7,353,447	6,884,964

Gross margin	3,217,223	3,104,495	2,898,086

Operating expenses:
Selling, administrative, and other expenses	2,278,155	2,217,882	2,078,308
Depreciation and amortization	87,702	73,423	65,529
Provision for doubtful accounts	13,514	16,472	16,356

Total operating expenses	2,379,371	2,307,777	2,160,193

Non-operating expenses (income):
Interest expense	31,327	31,576	34,024
Other	(10,220)	(5,774)	(5,195)

Total non-operating expenses	21,107	25,802	28,829

Income before income taxes	816,745	770,916	709,064
Income taxes	310,406	295,511	271,630

Net income	$506,339	$475,405	$437,434

Basic net income per common share	$2.99	$2.77	$2.51

Diluted net income per common share	$2.98	$2.76	$2.50

Weighted average common shares outstanding	169,129	171,576	174,054
Dilutive effect of stock options and non-vested restricted stock awards	1,006	910	953

Weighted average common shares outstanding — assuming dilution	170,135	172,486	175,007

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-In	Comprehensive	Retained	Shareholders’
(in thousands, except share and per share amounts)	Shares	Amount	Capital	Income (Loss)	Earnings	Equity

Balance at January 1, 2005	174,964,884	$174,965	$56,571	$26,478	$2,286,363	$2,544,377
Net income	—	—	—	—	437,434	437,434
Foreign currency translation adjustment	—	—	—	14,351	—	14,351
Changes in fair value of derivative instruments, net of income taxes of $2,041	—	—	—	3,372	—	3,372
Change in minimum pension liability, net of income taxes of $(258)	—	—	—	1,334	—	1,334

Comprehensive income						456,491

Cash dividends declared, $1.25 per share	—	—	—	—	(217,523)	(217,523)
Stock options exercised, including tax benefit of $5,242	852,745	853	22,114	—	—	22,967
Stock-based compensation	—	—	6,884	—	—	6,884
Purchase of stock	(2,784,932)	(2,785)	(85,569)	—	(30,885)	(119,239)

Balance at December 31, 2005	173,032,697	173,033	—	45,535	2,475,389	2,693,957
Net income	—	—	—	—	475,405	475,405
Foreign currency translation adjustment	—	—	—	(2,341)	—	(2,341)
Changes in fair value of derivative instruments, net of income taxes of $201	—	—	—	322	—	322
Change in minimum pension liability, net of income taxes of $922	—	—	—	(1,265)	—	(1,265)

Comprehensive income						472,121

Pension and postretirement benefit adjustment, net of income taxes of $187,371(1)	—	—	—	(284,785)	—	(284,785)
Cash dividends declared, $1.35 per share	—	—	—	—	(231,454)	(231,454)
Stock options exercised, including tax benefit of $3,005	432,694	433	11,249	—	—	11,682
Stock-based compensation	—	—	11,948	—	—	11,948
Purchase of stock	(2,934,517)	(2,935)	(23,197)	—	(97,346)	(123,478)

Balance at December 31, 2006	170,530,874	170,531	—	(242,534)	2,621,994	2,549,991
Net income	—	—	—	—	506,339	506,339
Foreign currency translation adjustment	—	—	—	78,877	—	78,877
Changes in fair value of derivative instruments, net of income taxes of $184	—	—	—	296	—	296
Pension and postretirement benefit adjustment, net of income taxes of $24,278	—	—	—	39,646	—	39,646

Comprehensive income						625,158

Cash dividends declared, $1.46 per share	—	—	—	—	(246,481)	(246,481)
Stock options exercised, including tax benefit of $4,438	530,262	530	14,438	—	—	14,968
Stock-based compensation	—	—	14,300	—	—	14,300
Purchase of stock	(4,995,886)	(4,996)	(28,738)	—	(207,486)	(241,220)

Balance at December 31, 2007	166,065,250	$166,065	$—	$(123,715)	$2,674,366	$2,716,716

See accompanying notes.

(1)	The pension and postretirement benefit adjustment relates to the adoption of SFAS No. 158 as described further in Note 7.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) Year ended December 31,	2007	2006	2005

Operating activities
Net income	$506,339	$475,405	$437,434
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,702	73,423	65,529
Excess tax benefits from share-based compensation	(4,438)	(3,005)	—
(Gain) loss on sale of property, plant, and equipment	(2,214)	509	(2,675)
Deferred income taxes	(8,066)	(5,481)	43,935
Minority interests	4,939	3,991	3,271
Stock-based compensation	14,300	11,948	12,126
Changes in operating assets and liabilities:
Trade accounts receivable, net	38,330	(31,821)	(59,949)
Merchandise inventories, net	(42,087)	(7,240)	(19,869)
Trade accounts payable	65,103	(66,116)	112,087
Other long-term assets	(11,806)	(7,052)	(118,358)
Other, net	(6,631)	(11,061)	(33,014)

	135,132	(41,905)	3,083

Net cash provided by operating activities	641,471	433,500	440,517

Investing activities
Purchases of property, plant and equipment	(115,648)	(126,044)	(85,714)
Proceeds from sale of property, plant, and equipment	67,656	4,452	7,110
Acquisition of businesses and other investments	(44,855)	(29,007)	(27,518)
Proceeds from disposal of businesses	5,249	—	35,948
Other	—	5,000	—

Net cash used in investing activities	(87,598)	(145,599)	(70,174)

Financing activities
Proceeds from credit facilities	—	160,000	113,432
Payments on credit facilities	—	(160,881)	(113,519)
Stock options exercised	10,530	8,677	17,725
Excess tax benefits from share-based compensation	4,438	3,005	—
Dividends paid	(243,244)	(228,052)	(215,868)
Purchase of stock	(241,220)	(123,478)	(119,239)

Net cash used in financing activities	(469,496)	(340,729)	(317,469)
Effect of exchange rate changes on cash	11,487	(110)	1,097

Net increase (decrease) in cash and cash equivalents	95,864	(52,938)	53,971
Cash and cash equivalents at beginning of year	135,973	188,911	134,940

Cash and cash equivalents at end of year	$231,837	$135,973	$188,911

Supplemental disclosures of cash flow information
Cash paid during the year for:
Income taxes	$324,399	$285,696	$235,384

Interest	$31,540	$32,521	$33,544

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
1. Summary of Significant Accounting Policies
Business
Genuine Parts Company and all of its majority-owned subsidiaries (the Company) is a distributor of automotive replacement parts, industrial replacement parts, office products, and electrical/electronic materials. The Company serves a diverse customer base through more than 2,000 locations in North America and, therefore, has limited exposure from credit losses to any particular customer, region, or industry segment. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.
Principles of Consolidation
The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in other non-operating expenses (income). Significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U. S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.
Revenue Recognition
The Company recognizes revenues from product sales upon shipment to its customers.
Foreign Currency Translation
The consolidated balance sheets and statements of income of the Company’s foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive (loss) income.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.
Trade Accounts Receivable
and the Allowance for Doubtful Accounts
The Company evaluates the collectability of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2007, 2006, and 2005, the Company recorded provisions for bad debts of approximately $13,514,000, $16,472,000, and $16,356,000, respectively. At December 31, 2007 and 2006, the allowance for doubtful accounts was approximately $15,521,000 and $13,456,000, respectively.
Merchandise Inventories, Including
Consideration Received From Vendors
Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $326,816,000 and $293,464,000 higher than reported at December 31, 2007 and 2006, respectively.
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
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, or, in the case of specific advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2008 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

Goodwill and Other Intangible Assets
Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) requires that when the fair value of goodwill is less than the related carrying value, entities are required to reduce the amount of goodwill. In accordance with the provisions of SFAS No. 142, the Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. No goodwill impairments have been recorded in 2007, 2006, or 2005. The impairment-only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date.
SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortizes goodwill.
Other Assets
Other assets are comprised of the following:

(in thousands) December 31,	2007	2006

Retirement benefit assets	$45,680	$12,951
Investment accounted for under the cost method	21,400	21,400
Cash surrender value of life insurance policies	55,937	49,294
Deferred tax asset	35,778	38,839
Other	53,820	47,859

Total other assets	$212,615	$170,343

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Buildings include certain leases capitalized at December 31, 2007 and 2006. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.
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
Other Long-Term Liabilities
Other long-term liabilities are comprised of the following:

(in thousands) December 31,	2007	2006

Retirement and post-employment benefit liabilities	$100,060	$116,374
Obligations under capital and other leases	13,707	12,248
Insurance liabilities	36,723	39,558
Deferred gain on sale-leaseback	19,458	—
Other	23,199	19,329

Total other long-term liabilities	$193,147	$187,509

The Company’s retirement and post-employment benefit liabilities consist primarily of actuarially determined obligations related to certain retiree benefits as discussed further in Note 7. See Note 4 for further discussion of the Company’s obligations under capital leases and the sale-leaseback transaction.
Insurance liabilities consist primarily of reserves for the workers’ compensation program. The Company carries various large risk deductible workers’ compensation policies for the majority of workers’ compensation liabilities. The Company records the workers’ compensation reserves based on an analysis performed by an independent actuary. The analysis calculates development factors, which are applied to total reserves as provided by the various insurance companies who underwrite the program. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect workers’ compensation costs.
Self-Insurance
The Company is self-insured for the majority of group health insurance costs. A reserve for claims incurred but not reported is developed by analyzing historical claims data provided by the Company’s claims administrators. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences from historical trends may materially impact financial results. These reserves are included in accrued expenses in the accompanying consolidated balance sheets as the expenses are expected to be paid within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007
1. Summary of Significant Accounting Policies (continued)
Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income is comprised of the following:

(in thousands) December 31,	2007	2006

Foreign currency translation	$129,700	$50,823
Net unrealized loss on derivative instruments, net of taxes	—	(296)
Unrecognized net actuarial loss, net of tax	(250,846)	(290,461)
Unrecognized prior service cost, net of tax	(2,569)	(2,600)

Total accumulated other comprehensive loss	$(123,715)	$(242,534)

Fair Value of Financial Instruments
The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At December 31, 2007 and 2006, the fair market value of fixed rate debt was approximately $529,000,000 and $511,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
Shipping and Handling Costs
Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $140,000,000, $130,000,000, and $100,000,000 in the years ended December 31, 2007, 2006, and 2005, respectively.
Advertising Costs
Advertising costs are expensed as incurred and totaled $44,700,000, $49,700,000, and $44,100,000 in the years ended December 31, 2007, 2006, and 2005, respectively.
Stock Compensation
The Company maintains various Long-Term Incentive Plans, which provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, and other share-based awards.
Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation.
The Company recognizes compensation expense based on the straight-line method. Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related Interpretations in accounting for stock compensation. Under APB No. 25, no compensation expense was recognized if the exercise price of stock options equaled or exceeded the market price of the underlying stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123.
Effective January 1, 2006, the Company adopted SFAS No. 123(R) choosing the “modified prospective” method. Compensation cost recognized for the years ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.
Net Income per Common Share
Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation. The Company determined that certain of the business’ warehousing, distribution, and handling costs previously classified in the consolidated statements of income as components of selling, administrative and other expenses should be classified as cost of goods sold to be consistent with the Company’s policy of capitalizing these costs in inventory. These costs amount to $171,000,000 and $166,000,000 for fiscal years 2006 and 2005, respectively. The reclassification had no effect on net sales, operating margins, net income or diluted earning per share. Such reclassifications were considered to be immaterial for all periods.
Recently Issued Accounting Pronouncements
On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 does not expand the use of fair value in any new circumstances. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157, as issued, are effective for the fiscal years beginning after November 15, 2007. However, at the February 6, 2008 meeting, the FASB agreed to defer for one year the effective date of Statement 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The Company does not expect that SFAS No. 157 will have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007) (SFAS No. 141(R)), Business Combinations. SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.
In December 2007, the FASB issued SFAS No. 160 (SFAS No. 160), Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that SFAS No. 160 will have a significant impact on the Company’s consolidated financial statements.
2. Goodwill and Other Intangible Assets
In accordance with SFAS No. 142, the Company performed an annual goodwill and indefinite lived intangible asset impairment test during the fourth quarter of 2007, 2006, and 2005. The present value of future cash flows approach was used to determine any potential impairment. The Company determined that these assets were not impaired and, therefore, no impairment was recognized for the years ended December 31, 2007, 2006, and 2005.
The changes in the carrying amount of goodwill during the years ended December 31, 2007, 2006, and 2005 by reportable segment, as well as other identifiable intangible assets, are summarized as follows (in thousands):

	Goodwill			Identifiable
			Office	Intangible
	Automotive	Industrial	Products	Assets	Total
Balance as of January 1, 2005	$21,617	$31,170	$2,131	$2,754	$57,672
Additions	2,270	239	—	2,932	5,441
Amortization	—	—	—	(396)	(396)

Balance as of December 31, 2005	23,887	31,409	2,131	5,290	62,717
Amortization	—	—	—	(463)	(463)

Balance as of December 31, 2006	23,887	31,409	2,131	4,827	62,254
Additions	300	13,593	—	7,424	21,317
Amortization	—	—	—	(1,118)	(1,118)

Balance as of December 31, 2007	$24,187	$45,002	$2,131	$11,133	$82,453

3. Credit Facilities
There were no amounts subject to variable rates at December 31, 2007 and 2006. The weighted average interest rate on the Company’s outstanding borrowings was approximately 6.05% at December 31, 2007 and 2006.
The Company maintains a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in December 2012 and bears interest at LIBOR plus .23% (5.08% at December 31, 2007). The Company also has the option under this agreement to increase its borrowing an additional $200,000,000. No amounts were outstanding under this line of credit at December 31, 2007 and 2006. Certain borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2007, the Company was in compliance with all such covenants. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $56,453,000 and $58,955,000 outstanding at December 31, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007
Amounts outstanding under the Company’s credit facilities consist of the following:

(in thousands) December 31,	2007	2006
Unsecured term notes:
November 30, 2002, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	$250,000	$250,000
November 30, 2002, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	250,000

Total debt	500,000	500,000
Less debt due within one year	250,000	—

Long-term debt, excluding current portion	$250,000	$500,000

Approximate maturities under the Company’s credit facilities are as follows (in thousands):

2008	$250,000
2009	—
2010	—
2011	250,000

$500,000

4. Leased Properties
In June 2003, the Company completed an amended and restated master agreement to our $85,000,000 construction and lease agreement (the Agreement).The lessor in the Agreement is an independent third-party limited liability company, which has as its sole member a publicly traded corporation. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. No additional properties are being added to this Agreement, as the construction term has ended. The Company does not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN No. 46). In addition, the Company has verified that even if the lessor was determined to be a variable interest entity, the Company would not have to consolidate the lessor nor the assets and liabilities associated with properties leased to the Company. This is because the assets leased under the Agreement do not exceed 50% of the total fair value of the lessor’s assets, excluding any assets that should be excluded from such calculation under FIN No. 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding. The Agreement has been accounted for as an operating lease under SFAS No. 13, Accounting for Leases (SFAS No. 13) and related interpretations. Future minimum rental commitments under the Agreement have been included in the table of future minimum payments below.
Rent expense related to the Agreement is recorded under selling, administrative, and other expenses in our consolidated statements of income and was $4,877,000, $4,797,000, and $3,338,000 for the years ended December 31, 2007, 2006, and 2005, respectively.
In October 2007, the Company entered into a sale-leaseback transaction with a financial institution. In connection with the transaction, the Company sold certain automotive retail store properties and immediately leased the properties back over a lease term of twenty years. The lease was classified as an operating lease. Net proceeds from the transaction amounted to approximately $56,000,000. The Company realized a net gain of approximately $20,000,000, which was deferred and is being amortized over the lease term. The deferred gain is included in other long-term liabilities in the consolidated balance sheet at December 31, 2007.
At December 31, 2007 and 2006, buildings include $15,400,000 with accumulated depreciation of $8,336,000 and $6,917,000, respectively, for leases of distribution centers and stores capitalized. Depreciation expense for capital leases was approximately $2,509,000, $4,585,000, and $3,466,000 in 2007, 2006, and 2005, respectively.
Future minimum payments, by year and in the aggregate, under the capital and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2007 (in thousands):

	Capital	Operating
	Leases	Leases
2008	$2,344	$131,659
2009	2,158	98,182
2010	1,760	73,756
2011	1,092	54,935
2012	913	42,926
Thereafter	2,839	182,619

Total minimum lease payments	11,106	$584,077

Amounts representing interest	4,041

Present value of future minimum lease payments	$7,065

Rental expense for operating leases was approximately $153,273,000 in 2007, $147,727,000 in 2006, and $147,187,000 in 2005.

5. Stock Options and Restricted Stock Awards
The Company maintains various Long-Term Incentive Plans, which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance awards, dividend equivalents and other share-based awards. The Company issues new shares upon option exercise under these plans.
Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The Company recognizes compensation expense based on the straight-line method for all award types, including SARs, which are subject to graded vesting based on a service condition. Until January 1, 2003, the Company had elected to follow APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock compensation. Under APB No. 25, no compensation expense was recognized if the exercise price of stock options equaled or exceeded the market price of the underlying stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123.
Effective January 1, 2006, the Company adopted SFAS No. 123(R) choosing the “modified prospective” method. Compensation cost recognized for the years ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. As of January 1, 2006, there was approximately $1.2 million of unrecognized compensation cost for all awards granted prior to January 1, 2003, to employees that remained unvested prior to the effective date of SFAS No. 123(R).This compensation cost is expected to be recognized over a weighted-average period of approximately four years.
For the year ended December 31, 2007, total compensation cost related to nonvested awards not yet recognized was approximately $21.7 million. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. The aggregate intrinsic value for options and RSUs outstanding at December 31, 2007 and 2006 was approximately $58.5 million and $74.6 million, respectively. The aggregate intrinsic value for options and RSUs vested totaled approximately $37.9 million and $46.4 million at December 31, 2007 and 2006, respectively. At December 31, 2007, the weighted-average contractual life for outstanding and exercisable options and RSUs was six years. For the years ended December 31, 2007, 2006, and 2005, $14.3 million, $11.9 million, and $6.9 million of share-based compensation cost was recorded, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was approximately $5.7 million, $4.8 million, and $2.8 million for 2007, 2006, and 2005, respectively. There have been no modifications to valuation methodologies or methods subsequent to the adoption of SFAS No. 123(R).
For the years ended December 31, 2007, 2006, and 2005 the fair value for options and SARs granted was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 4.6%, 4.8%, and 4.1%; dividend yield of 3.1%, 2.9%, and 3.2%; annual historical volatility factor of the expected market price of the Company’s common stock of 21%, 21%, and 23%; an average expected life and estimated turnover based on the historical pattern of existing grants of six years and 4.0% to 5.6%, respectively. The fair value of RSUs is based on the price of the Company’s stock on the date of grant. The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005, was $10.5 million, $6.9 million, and $8.0 million, respectively.
For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net income and income per share if the fair value based method had been applied to all outstanding and unvested awards during the year ended December 31, 2005 (in thousands, except per share amounts):

Year Ended December 31,	2005

Net income, as reported	$437,434
Add: Stock-based employee compensation expense related to option grants after January 1, 2003, included in reported net income, net of related tax effects	4,247
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,225)

Pro forma net income	$435,456

Income per share:
Basic—as reported	$2.51

Basic—pro forma	$2.50

Diluted—as reported	$2.50

Diluted—pro forma	$2.49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007
5. Stock Options and Restricted Stock Awards (continued)
A summary of the Company’s stock option activity and related information is as follows:

	2007
		Weighted
		Average
	Shares	Exercise
	(000’s)	Price
Outstanding at beginning of year	6,084	$35
Granted(1)	1,367	49
Exercised	(986)	34
Forfeited	(150)	43

Outstanding at end of year(2)	6,315	$38

Exercisable at end of year	3,506	$36

Shares available for future grants	6,636

(1)	Total includes 95,000 Restricted Stock Units (RSUs). The weighted average exercise price excludes RSUs.
(2)	The exercise prices for options outstanding as of December 31, 2007 ranged from approximately $21 to $49. The weighted-average remaining contractual life of all options outstanding is approximately seven years.
The weighted-average grant date fair value of options granted during the years 2007, 2006, and 2005 was $9.64, $9.14, and $8.58, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $15.6 million, $10.7 million, and $19.6 million.
In 2007, the Company granted approximately 1,272,000 SARs and 95,000 RSUs. In 2006, the Company granted approximately 1,246,000 SARs and 94,000 RSUs. In 2005, the Company granted approximately 1,169,000 SARs and 91,000 RSUs. SARs represent a right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. RSUs represent a contingent right to receive one share of the Company’s common stock at a future date provided certain pre-tax profit targets are achieved. The majority of awards vest on a pro-rata basis for periods ranging from one to five years and are expensed accordingly on a straight-line basis.
A summary of the Company’s nonvested share awards (RSUs) activity is as follows:

		Weighted
		Average
	Shares	Grant Date
Nonvested Share Awards (RSUs)	(000’s)	Fair Value
Nonvested at January 1, 2007	255	$41
Granted	95	49
Vested	(15)	49
Forfeited or Expired	(23)	42

Nonvested at December 31, 2007	312	$43

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits related to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash inflow. For the years ended December 31, 2007 and 2006, approximately $4.4 million and $3.0 million, respectively, of excess tax benefits was classified as a financing cash inflow.
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

(in thousands) December 31,	2007	2006

Deferred tax assets related to:
Expenses not yet deducted for tax purposes	$136,432	$114,146
Pension liability not yet deducted for tax purposes	160,521	193,194

	296,953	307,340

Deferred tax liabilities related to:
Employee and retiree benefits	164,909	160,798
Inventory	98,196	88,672
Property and equipment	19,849	24,787
Other	6,918	9,605

	289,872	283,862

Net deferred tax asset	(7,081)	(23,478)
Current portion of deferred tax liability	28,697	15,361

Non-current deferred tax asset	$(35,778)	$(38,839)

The current portion of the deferred tax liability is included in income taxes payable and the non-current deferred tax asset is included in other assets in the consolidated balance sheets.

The components of income tax expense are as follows:

(in thousands)	2007	2006	2005

Current:
Federal	$262,922	$243,089	$183,387
State	42,101	41,361	32,977
Foreign	13,449	16,542	11,331
Deferred	(8,066)	(5,481)	43,935

	$310,406	$295,511	$271,630

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

(in thousands)	2007	2006	2005

Statutory rate applied to income	$285,861	$269,821	$248,172
Plus state income taxes, net of Federal tax benefit	26,672	26,395	25,571
Other	(2,127)	(705)	(2,113)

	$310,406	$295,511	$271,630

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, various states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years before 2004 or subject to non-United States income tax examinations for years ended prior to 2002. The Company does not anticipate total unrecognized tax benefits will significantly change during the year due to the settlement of audits and the expiration of statutes of limitations. The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, (“FIN No. 48”), on January 1, 2007. The cumulative effect of adopting FIN No. 48 did not have a material impact on the Company’s financial position or the results of operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
(in thousands)

Balance at January 1, 2007	$29,215
Additions based on tax positions related to the current year	7,929
Additions for tax positions of prior years	455
Reductions for tax positions for prior years	(1,557)
Reduction for lapse in statute of limitations	(2,897)
Settlements	(1,045)

Balance at December 31, 2007	$32,100

The amount of gross tax effected unrecognized tax benefits as of December 31, 2007 was approximately $32,100,000 of which approximately $13,682,000, if recognized, would affect the effective tax rate. During the year ending December 31, 2007, the Company recognized interest and penalties of approximately $600,000. The Company had approximately $1,500,000 and $900,000 of accrued interest and penalties at December 31, 2007 and January 1, 2007, respectively. The Company recognizes potential interest and penalties related to unrecognized tax benefits as a component of income tax expense.
7. Employee Benefit Plans
The Company’s defined benefit pension plans cover substantially all of its employees in the U.S. and Canada. The plan covering U.S. employees is noncontributory and benefits are based on the employees’ compensation during the highest five of their last ten years of credited service. The Canadian plan is contributory and benefits are based on career average compensation. The Company’s funding policy is to contribute an amount equal to the minimum required contribution under ERISA. The Company may increase its contribution above the minimum if appropriate to its tax and cash position and the plans’ funded position.
The Company also sponsors unfunded supplemental retirement plans covering employees in the U.S. and Canada and other postretirement benefit plans in the U.S. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.
On September 29, 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans, which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost are to be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. SFAS No. 158 is effective for publicly held companies for fiscal years ending after December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007
7. Employee Benefit Plans (continued)

			Other
	Pension		Postretirement
	Benefits		Benefits
	2007	2006	2007	2006
Changes in benefit obligation
Benefit obligation at beginning of year	$1,334,528	$1,236,379	$25,669	$24,267
Service cost	53,700	50,224	750	475
Interest cost	82,029	72,246	1,441	1,327
Plan participants’ contributions	3,203	2,709	3,721	1,173
Plan amendments	—	1,708	—	—
Actuarial (gain) loss	(61,447)	9,213	3,874	2,842
Exchange rate loss (gain)	19,039	(349)	—	—
Gross benefits paid	(43,383)	(37,602)	(7,585)	(5,263)
Less federal subsidy	N/A	N/A	770	848

Benefit obligation at end of year	$1,387,669	$1,334,528	$28,640	$25,669

The benefit obligation for the Company’s U.S. pension plans included in the above were $1,258,892,000 and $1,225,020,000 at December 31, 2007 and 2006, respectively. The total accumulated benefit obligation for the Company’s defined benefit pension plans was approximately $1,119,588,000 and $1,068,895,000 at December 31, 2007 and 2006, respectively.
The assumptions used to measure the pension and other post-retirement plan obligations for the plans at December 31, 2007 and 2006, were:

			Other
	Pension		Postretirement
	Benefits		Benefits
	2007	2006	2007	2006

Weighted-average discount rate	6.49%	6.00%	5.75%	5.75%
Rate of increase in future compensation levels	3.75%	3.75%	—	—
An 8% annual rate of increase in the per capita cost of covered health care benefits was assumed on December 31, 2007. The rate was assumed to decrease ratably to 5% at December 31, 2013, and thereafter.

			Other
	Pension		Postretirement
	Benefits		Benefits
(in thousands)	2007	2006	2007	2006

Changes in plan assets
Fair value of plan assets at beginning of year	$1,260,538	$1,114,980	$—	$—
Actual return on plan assets	89,248	114,076	—	—
Exchange rate gain (loss)	21,030	(441)	—	—
Employer contributions	35,140	66,816	3,094	3,242
Plan participants’ contribution	3,203	2,709	3,721	1,173
Benefits paid	(43,383)	(37,602)	(6,815)	(4,415)

Fair value of plan assets at end of year	$1,365,776	$1,260,538	$—	$—

The fair values of plan assets for the Company’s U.S. pension plans included in the above were $1,222,686,000 and $1,139,298,000 at December 31, 2007 and 2006, respectively.
Following are the asset allocations for the Company’s funded pension plans at December 31, 2007 and 2006, and the target allocation for 2008, by asset category:

	Target	Percentage of Plan
	Allocation	Assets at December 31
	2008	2007	2006
Asset Category
Equity securities	70%	68%	67%
Debt securities	29%	29%	31%
Real estate and other	1%	3%	2%

	100%	100%	100%

At December 31, 2007 and 2006, the plan held 2,016,932 shares of common stock of the Company with a market value of approximately $93,384,000 and $95,663,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $2,945,000 and $2,723,000 in 2007 and 2006, respectively. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

The Company’s benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company’s management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plans are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plans’ actuarially assumed long term rates of return.
Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company’s asset allocations and future expectations, the Company’s expected rate of return on plan assets for measuring 2008 pension expense or income is 8.25% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company’s benefit obligations, using capital market data and historical relationships.
The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:
Amounts recognized in the consolidated balance sheets consist of:

			Other
	Pension		Postretirement
	Benefits		Benefits
(in thousands)	2007	2006	2007		2006

Other long-term asset	$45,680	$12,951	$	N/A	$	N/A
Other current liability	(2,200)	(2,272)		(2,854)		(2,764)
Other long-term liability	(65,373)	(84,669)		(25,786)		(22,905)

	$(21,893)	$(73,990)		$(28,640)		$(25,669)

Amounts recognized in accumulated other comprehensive (loss) income consist of:

			Other
	Pension		Postretirement
	Benefits		Benefits
(in thousands)	2007	2006	2007	2006

Net actuarial loss	$393,061	$459,478	$24,908	$22,457
Prior service cost	2,748	2,410	1,533	1,904

	$395,809	$461,888	$26,441	$24,361

For the pension benefits, the following table reflects the total benefits expected to be paid from the plans’ or the Company’s assets. Of the pension benefits expected to be paid in 2008, $2,267,000 is expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans. For other postretirement benefits, the table below reflects only the Company’s share of the benefit cost without regard to income from federal subsidy payments received pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA). Expected MMA subsidy payments, which will reduce the Company’s cost for the plan, are shown separately.
Information about the expected cash flows for the pension plans and other post retirement benefit plans follows:

		Other Postretirement Benefits
		Net Employer
		Contribution
	Pension	(Excluding	Value Due to
(in thousands)	Benefits	MMA Subsidy)	MMA Subsidy

Employer contribution
2008 (expected)	$5,095	$2,935	$—

Expected benefit payments
2008	43,643	3,711	776
2009	47,593	3,706	566
2010	51,677	3,721	540
2011	56,749	3,646	—
2012	64,556	3,541	—
2013 through 2017	436,687	17,060	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007
7. Employee Benefit Plans (continued)
Net periodic benefit cost included the following components:

	Pension Benefits			Other Postretirement Benefits
(in thousands)	2007	2006	2005	2007	2006	2005
Service cost	$53,700	$50,224	$41,910	$750	$475	$453
Interest cost	82,029	72,246	64,102	1,441	1,327	1,310
Expected return on plan assets	(110,131)	(100,174)	(89,422)	—	—	—
Amortization of prior service (credit) cost	(338)	(471)	(386)	371	371	371
Amortization of actuarial loss	25,909	26,379	16,172	1,424	1,291	1,224

Net periodic benefit cost	$51,169	$48,204	$32,376	$3,986	$3,464	$3,358

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income in 2007 are as follows:

		Other
	Pension	Postretirement
(in thousands)	Benefits	Benefits
Current year actuarial (gain) loss	$(40,508)	$3,874
Amortization of actuarial gain (loss)	(25,909)	(1,424)
Amortization of prior service credit (cost)	338	(371)

Total recognized in other comprehensive (loss) income	$(66,079)	$2,079

Total recognized in net periodic benefit cost and other comprehensive (loss) income	$(14,910)	$6,065

The estimated amounts that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2008 are as follows:

		Other
	Pension	Postretirement
(in thousands)	Benefits	Benefits

Actuarial loss	$18,037	$1,616
Prior service (credit)/cost	(8)	371

Total	$18,029	$1,987

The assumptions used in measuring the net periodic benefit costs for the plans follow:

				Other
				Postretirement
	Pension Benefits			Benefits
	2007	2006	2005	2007	2006	2005

Weighted average discount rate	6.00%	5.75%	6.00%	5.75%	5.75%	6.00%
Rate of increase in future compensation levels	3.75%	3.75%	3.50%	—	—	—
Expected long-term rate of return on plan assets	8.25%	8.25%	8.50%	—	—	—
Health care cost trend rate	—	—	—	9.00%	9.00%	10.00%
The effect of a one-percentage point change in the assumed health care cost trend rate is as follows:

(in thousands)	Decrease	Increase

Total service and interest cost components of 2007 net periodic postretirement health care benefit cost	$(408)	$622
Accumulated postretirement benefit obligation for health care benefits at December 31, 2007	(5,609)	7,213
The Company has a defined contribution plan that covers substantially all of its domestic employees. The Company’s matching contributions are determined based on 20% of the first 6% of the covered employee’s salary. Total plan expense was approximately $7,245,000 in 2007, $6,824,000 in 2006, and $6,722,000 in 2005.

8. Guarantees
The amended and restated master agreement to our $85,000,000 construction and lease agreement (the Agreement), discussed further in Note 4, has a term of six years expiring in 2009 and contains residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company’s potential guarantee obligation, representing the residual value guarantee, at December 31, 2007, is approximately $62,678,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.
The Company also guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). Presently, the independents are generally consolidated by unaffiliated enterprises that have a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has concluded that it is not the primary beneficiary with respect to any of the independents and that the affiliates are not variable interest entities. The Company’s maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company’s guarantee.
At December 31, 2007, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $173,928,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g., accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. When it is deemed probable that the Company will incur a loss in connection with a guarantee, a liability is recorded equal to this estimated loss. To date, the Company has had no significant losses in connection with guarantees of independents’ and affiliates’ borrowings.
Effective January 1, 2003, the Company adopted FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. In accordance with FIN No. 45 and based on available information, the Company has accrued for those guarantees related to the independents’ and affiliates’ borrowings and the construction and lease agreement as of December 31, 2007 and 2006.
These liabilities are not material to the financial position of the Company and are included in other long-term liabilities in the accompanying consolidated balance sheets.
9. Segment Data
The segment data for the past five years presented on page 15 is an integral part of these consolidated financial statements.
The Company’s automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks, and other vehicles.
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
The Company’s reportable segments consist of automotive, industrial, office products, and electrical/electronic materials. Within the reportable segments, certain of the Company’s operating segments are aggregated because they have similar economic characteristics, products and services, type and class of customers, and distribution methods. Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, amortization, and minority interests. Approximately $46,900,000, $43,500,000 and $39,700,000 of income before income taxes was generated in jurisdictions outside the United States for the years ending December 31, 2007, 2006, and 2005, respectively. Net sales and net long-lived assets by country relate directly to the Company’s operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters’ facilities and equipment.
For management purposes, net sales by segment exclude the effect of certain discounts, incentives, and freight billed to customers. The line item “other” represents the net effect of the discounts, incentives, and freight billed to customers, which are reported as a component of net sales in the Company’s consolidated statements of income.