Form 10-K, Exhibit 13
period 2008-12-31
GENUINE PARTS CO
filed 2009-02-27
CIK 40987

Exhibit 13
selected financial data

(in thousands, except per share data)
Year ended December 31,	2008	2007	2006	2005	2004

Net sales	$11,015,263	$10,843,195	$10,457,942	$9,783,050	$9,097,267
Cost of goods sold	7,742,773	7,625,972	7,353,447	6,884,964	6,439,544
Operating and non-operating expenses, net	2,504,022	2,400,478	2,333,579	2,189,022	2,021,804
Income before taxes	768,468	816,745	770,916	709,064	635,919
Income taxes	293,051	310,406	295,511	271,630	240,367
Net income	$475,417	$506,339	$475,405	$437,434	$395,552
Weighted average common shares outstanding during year — assuming dilution	162,986	170,135	172,486	175,007	175,660
Per common share:
Diluted net income	$2.92	$2.98	$2.76	$2.50	$2.25
Dividends declared	1.56	1.46	1.35	1.25	1.20
December 31 closing stock price	37.86	46.30	47.43	43.92	44.06
Long-term debt, less current maturities	500,000	250,000	500,000	500,000	500,000
Shareholders’ equity	2,324,332	2,716,716	2,549,991	2,693,957	2,544,377
Total assets	$4,786,350	$4,774,069	$4,496,984	$4,771,538	$4,455,247
market price and dividend information
High and Low Sales Price and Dividends per Common Share Traded on the New York Stock Exchange

	Sales Price of Common Shares
Quarter	2008		2007
	High	Low	High	Low
First	$46.28	$38.30	$50.75	$46.19
Second	45.83	39.68	51.65	48.39
Third	44.20	39.34	51.68	46.00
Fourth	40.62	29.92	50.97	46.30

	Dividends Declared Per Share
	2008	2007

First	$0.390	$0.365
Second	0.390	0.365
Third	0.390	0.365
Fourth	0.390	0.365
Number of Record Holders of Common Stock as of December 31, 2008: 6,416

segment data

(in thousands) Year ended December 31,	2008	2007	2006	2005	2004

Net sales:
Automotive	$5,321,536	$5,311,873	$5,185,080	$5,013,460	$4,739,261
Industrial	3,514,661	3,350,954	3,107,593	2,795,699	2,511,597
Office products	1,732,514	1,765,055	1,779,832	1,662,393	1,540,878
Electrical/electronic materials	465,889	436,318	408,138	341,513	335,605
Other	(19,337)	(21,005)	(22,701)	(30,015)	(30,074)

Total net sales	$11,015,263	$10,843,195	$10,457,942	$9,783,050	$9,097,267

Operating profit:
Automotive	$385,356	$413,180	$399,931	$398,494	$396,015
Industrial	294,652	281,762	257,022	214,222	173,760
Office products	144,127	156,781	166,573	157,408	150,817
Electrical/electronic materials	36,721	30,435	22,630	17,470	14,611

Total operating profit	860,856	882,158	846,156	787,594	735,203

Interest expense, net	(29,847)	(21,056)	(26,445)	(29,564)	(37,260)
Corporate expense	(55,119)	(38,300)	(44,341)	(45,299)	(58,980)
Intangible asset amortization	(2,861)	(1,118)	(463)	(396)	(356)
Minority interests	(4,561)	(4,939)	(3,991)	(3,271)	(2,688)

Income before income taxes	$768,468	$816,745	$770,916	$709,064	$635,919

Assets:
Automotive	$2,799,901	$2,785,619	$2,625,846	$2,711,620	$2,521,906
Industrial	1,025,292	969,666	910,734	976,903	955,029
Office products	638,854	659,838	669,303	722,813	681,992
Electrical/electronic materials	95,655	101,419	105,623	113,913	104,918
Corporate	67,823	175,074	123,224	183,572	133,730
Goodwill and intangible assets	158,825	82,453	62,254	62,717	57,672

Total assets	$4,786,350	$4,774,069	$4,496,984	$4,771,538	$4,455,247

Depreciation and amortization:
Automotive	$65,309	$65,810	$52,565	$44,102	$39,222
Industrial	7,632	8,565	7,941	8,345	8,972
Office products	9,825	9,159	9,518	9,551	10,245
Electrical/electronic materials	1,572	1,566	1,394	1,612	2,011
Corporate	1,499	1,484	1,542	1,523	1,401
Intangible asset amortization	2,861	1,118	463	396	356

Total depreciation and amortization	$88,698	$87,702	$73,423	$65,529	$62,207

Capital expenditures:
Automotive	$72,628	$91,359	$111,644	$68,062	$52,263
Industrial	7,575	8,340	6,187	5,695	3,922
Office products	9,539	13,294	6,002	8,893	12,354
Electrical/electronic materials	1,406	2,340	904	1,550	1,552
Corporate	13,878	315	1,307	1,514	1,986

Total capital expenditures	$105,026	$115,648	$126,044	$85,714	$72,077

Net sales:
United States	$9,716,029	$9,609,225	$9,314,970	$8,768,737	$8,198,368
Canada	1,219,759	1,158,515	1,071,095	954,317	845,563
Mexico	98,812	96,460	94,578	90,011	83,410
Other	(19,337)	(21,005)	(22,701)	(30,015)	(30,074)

Total net sales	$11,015,263	$10,843,195	$10,457,942	$9,783,050	$9,097,267

Net long-lived assets:
United States	$484,713	$419,289	$415,569	$388,916	$368,345
Canada	93,919	85,532	72,556	62,842	65,649
Mexico	3,458	3,621	3,389	3,254	3,066

Total net long-lived assets	$582,090	$508,442	$491,514	$455,012	$437,060

management’s discussion and analysis of financial condition and results of operations 2008 overview
Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2008, business was conducted throughout the United States, Puerto Rico, Canada and Mexico from approximately 2,000 locations.
We recorded consolidated net sales of $11.0 billion for the year ended December 31, 2008, an increase of 2% compared to $10.8 billion in 2007. Consolidated net income for the year ended December 31, 2008, was $475 million, down 6% from $506 million in 2007. After achieving steady and consistent results through the first three quarters of the year, we experienced a weakening in demand across all of our business segments during the final quarter. Our businesses were impacted by the effects of reduced consumer spending, declining industrial production and higher unemployment, which we discuss further below.
Our 2008 revenue increase of 2% follows a 4% and 7% increase in revenues in 2007 and 2006, respectively. Our 6% decrease in net income follows a 7% increase in 2007 and double-digit earnings growth in each of the prior three years. During these periods, the Company has implemented a variety of initiatives in each of our four business segments to grow sales and earnings, including the introduction of new and expanded product lines, geographic expansion, sales to new markets, enhanced customer marketing programs and cost savings initiatives.
The following discussion addresses the major categories on the December 31, 2008 consolidated balance sheet. Our cash balance of $68 million was down $164 million or 71% from December 31, 2007, due mainly to $129 million in increased expenditures for dividends, share repurchases and acquisitions during the year as well as the $31 million decrease in net income. We are pleased with our use of cash in these areas. Accounts receivable increased by approximately 1%, which is less than our increase in annual revenues, and inventory was down by approximately 1%. Accounts payable increased $20 million or 2% from the prior year, due primarily to improved payment terms with certain suppliers and the expansion of our procurement card program begun in 2007. The prior year’s current portion of debt of $250 million matured in November 2008 and was replaced on favorable terms with new borrowings maturing in 2013 and reclassified to long-term debt during the fourth quarter. Total debt outstanding at December 31, 2008 was unchanged from $500 million at December 31, 2007.
results of operations
Our results of operations are summarized below for the three years ended December 31, 2008, 2007 and 2006. Financial information for our four business segments is provided on the previous page.

(in thousands except	Year ended December 31,
per share data)	2008	2007	2006

Net Sales	$11,015,263	$10,843,195	$10,457,942
Gross Profit	3,272,490	3,217,223	3,104,495
Net Income	475,417	506,339	475,405
Diluted Earnings Per Share	2.92	2.98	2.76
Net Sales
Consolidated net sales for the year ended December 31, 2008 totaled $11.0 billion, another record level of revenue for the Company and a 2% increase from 2007. Similar to the prior year, the Industrial and Electrical business segments showed the strongest sales growth among our operations. The Automotive and Office segments continued to experience sluggish growth and, for the year, Automotive reported a slight sales increase, while Office reported a decrease in revenues. After reporting consistent sales growth through the first three quarters of the year, we experienced a significant weakening in demand across all our business segments during the final quarter, reflecting the effects of the worsening state of the economy, such as reduced consumer spending, declining industrial production and higher unemployment. Cumulatively, prices in 2008 were up approximately 6% in the Automotive segment, 8% in the Industrial and Electrical segments and 4% in the Office segment. These price increases reflect the highest inflationary period for the Company in many years.
Net sales for the year ended December 31, 2007 totaled $10.8 billion, a 4% increase from 2006. In 2007, the Industrial and Electrical business segments had the strongest sales improvement, with the Automotive segment showing slight progress in revenue growth and the Office segment reporting a slight decrease in revenues for the year. For 2007, prices were up approximately 2% in the Automotive segment, 5% in the Industrial and Electrical segments and 3% in the Office segment.
Automotive Group
Net sales for the Automotive Group (“Automotive”) were $5.3 billion in 2008, essentially flat compared to 2007. In the first half of the year, Automotive sales were consistent with our 2007 results, but our rate of sales growth decreased during each succeeding quarter of the year, from 3% to 2% to 1% in the first, second and third quarters of 2008, respectively. This downward trend was partly due to the impact of the decrease in miles driven caused by high gas prices over most of the year. Demand weakened further in the fourth quarter, as evidenced by the decrease in consumer spending, resulting in a 6% sales decrease from the final quarter of 2007. This is consistent with historical patterns during a softening economy, when consumers defer or forego discretionary spending on automotive maintenance and supply items. Other factors impacting our Automotive sales for the year include acquisitions, which had a slightly positive effect on sales, and the sale of our Johnson Industries business in the first quarter of 2008, which had a negative 2% impact on sales.
Automotive sales were $5.3 billion in 2007, an increase of 2% from 2006. Our sales growth was relatively steady during the year, ranging from 2% to 3% by quarter, as the more challenging market conditions we began to see in the last half of 2006 continued throughout 2007 without any significant change. We observed the ongoing pressure of high gas prices on miles driven and consumer spending, which negatively impact aftermarket demand. The continued effectiveness of our growth initiatives, such as our major accounts programs, served to offset these conditions and, as a result, Automotive reported progress in 2007.
Industrial Group
Net sales for Motion Industries, our Industrial Group (“Industrial”), were $3.5 billion in 2008, an increase of 5% compared to 2007. Through the first three quarters of the year, sales held strong and were relatively consistent from quarter to quarter, increasing 6% in the first quarter and 7% in the second and third quarters. The fourth quarter proved to be more difficult for this business, due to the deteriorating economic environment, including worsening manufacturing production trends, and sales for the period were even with the fourth quarter of 2007. In 2008, sales were positively impacted by several acquisitions, which accounted for approximately 2% of Industrial’s sales growth for the year.
Net sales were $3.4 billion in 2007, an increase of 8% compared to 2006. In 2007, this group recorded strong and consistent sales growth, with revenues increasing from 7% to 9% in each quarter of the year. Industrial participated in the continued strength of the markets it serves through initiatives such as product line expansion, targeted industry programs, branch expansion and acquisitions. In addition, Industrial expanded its distribution network by opening four new locations and by adding another eight locations via five acquisitions.
Office Group
Net sales for S.P. Richards, our Office Products Group (“Office”), were $1.7 billion in 2008, down 2% compared to the prior year. 2008 represents the second consecutive year of decreased revenues for Office and is indicative of the continued industry-wide slow down in office products consumption. During the year, sales were down 2% in the first quarter and even with the prior year periods in the second and third quarters. Demand in the fourth quarter worsened, consistent with the significant increase in unemployment for the period, and sales were down 5% from the 2007 fourth quarter. For the year, sales were positively impacted by three acquisitions, which contributed nearly 2% to sales in Office. The increase in net sales due to acquisitions, as well as our sales initiatives, were more than offset by the prevailing poor conditions in the office products industry.
Net sales for 2007 were $1.8 billion, down 1% compared to 2006. Weak demand in the overall office products industry, which we began to see in 2006, negatively impacted our results in 2007. Primarily, depressed sales activity with our national accounts customer base offset steady sales growth to independent dealers during the year. After a 3% sales decrease in the first quarter, sales increased 1% in the second quarter, were flat in the third quarter and decreased 1% in the fourth quarter.
Electrical Group
Net sales for EIS, our Electrical and Electronic Group (“Electrical”), improved to $466 million in 2008, an increase in sales of 7% for the second consecutive year. Electrical sales were strong through the first nine months of the year, increasing 7% in the first quarter, 11% in the second quarter and 13% in the third quarter. The deteriorating economy, including manufacturing contraction as measured by the Institute for Supply Management’s Purchasing Managers Index, as well as decreasing commodity prices in a major product category, had a significant impact on this business in the fourth quarter and sales decreased 4% from the same period in 2007. Acquisitions during the year had a positive 2% impact on Electrical sales in 2008 and, combined with Electrical’s sales initiatives, partially offset the weakening conditions in the marketplace in the last quarter of the year.
Net sales increased by 7% to $436 million in 2007. The sales progress at Electrical reflected favorable market conditions, as evidenced by continued manufacturing expansion in the U.S during the year. Also, this group’s focus on new products and markets, geographic expansion and strategic customer and supplier relationships served as key sales initiatives at Electrical. During 2007, sales were up 12% in the first quarter, 7% in the second quarter, 4% in the third quarter and 6% in the fourth quarter.
Cost of Goods Sold
Cost of goods sold was $7.7 billion, $7.6 billion and $7.4 billion in 2008, 2007 and 2006, respectively, and represents 70.3% of net sales in all three years. The constant rate over these three periods reflects how our ongoing gross margin initiatives to enhance our pricing strategies, promote and sell higher margin products and minimize material acquisition costs were offset by increasing competitive pricing pressures in the markets we serve.

management’s discussion and analysis of financial condition and result of operations (cont.) 2008
In 2008, 2007, and 2006, each of our four business segments experienced vendor price increases, and by working with our customers we were able to pass most of these along to them.
Operating Expenses
Selling, administrative and other expenses (“SG&A”) increased slightly to $2.4 billion in 2008, representing 21.4% of net sales and up from 21.0% of net sales in 2007. SG&A expenses as a percentage of net sales increased from the prior year despite the benefits of our ongoing cost control initiatives, which, for 2008, were offset by the lower level of sales growth relative to the prior year. Our cost management initiatives emphasize continuous improvement programs designed to optimize our utilization of people and systems which is especially important in a difficult economy. During 2008, the Company reduced its workforce by approximately 5% in an effort to properly adjust our costs to lower sales volumes. We also have initiatives in place to further reduce our expenses, including additional reductions associated with personnel costs as well as planned savings in areas such as fleet management and fuel and energy consumption. Our management teams are focused on the ongoing assessment of the appropriate cost structure in our businesses and the need for additional cost reductions, while maintaining our high standards for excellent customer service.
Depreciation and amortization expense in 2008 was $89 million, relatively consistent with 2007. The provision for doubtful accounts was $24 million in 2008, up from a $14 million bad debt expense in 2007. Our bad debt expense reflects an increase in uncollectible accounts receivables in 2008 and is likely directly correlated to the effects of the difficult economic climate, which has pressured certain of our customers. We believe the Company is adequately reserved for bad debts at December 31, 2008.
In 2007, SG&A increased slightly to $2.3 billion, or 21.0% of net sales, which was improved from 2006 when SG&A as a percent of net sales was 21.2%. Depreciation and amortization expense in 2007 was $88 million, up 19% from 2006, reflecting our increased level of capital spending in 2006 and 2007 relative to the previous few years. The provision for doubtful accounts was $14 million in 2007, down from a $16 million bad debt expense in 2006.
Non-Operating Expenses and Income
Non-operating expenses consist primarily of interest. Interest expense was relatively steady over the last three years, at $32 million, $31 million and $32 million in 2008, 2007 and 2006, respectively.
In “Other”, interest income net of minority interests decreased in 2008 from the prior two years due to the effects of lower interest rates and reduced cash balances on which interest income is earned.
Income Before Income Taxes
Income before income taxes was $768 million in 2008, a decrease of 5.9% from $817 million in 2007. As a percentage of net sales, income before income taxes was 7.0% in 2008, reflecting a decrease from 7.5% in 2007. In 2007, income before income taxes of $817 million was up 5.9% from $771 million in 2006 and as a percentage of net sales was 7.5%, up from 7.4% in 2006.
Automotive Group
Automotive income before income taxes as a percentage of net sales, which we refer to as operating margin, decreased to 7.2% in 2008 from 7.8% in 2007. The decline in operating margin for 2008 is attributed to Automotive’s lower sales volume for the year, partially offset by the benefit of cost reduction measures. Automotive’s initiatives to grow sales and control costs are intended to improve its operating margin in the years ahead.
Automotive operating margins increased to 7.8% in 2007 from 7.7% in 2006. Our progress in 2007 primarily related to non-recurring costs incurred in 2006 for certain closing and consolidation expenses at Johnson Industries and our re-manufacturing operations.
Industrial Group
Industrial operating margins were 8.4% in 2008, which is unchanged from the operating margin in 2007 and up from 8.3% in 2006. After several years of ongoing operating margin improvement for Industrial, the lower level of sales growth in 2008 offset the effectiveness of our sales and operating initiatives. We will continue to focus on these initiatives, however, to show progress in the years ahead.
Office Group
Operating margins in Office were 8.3% in 2008, down from 8.9% in 2007 and 9.4% in 2006. The prevailing weakness in the office products industry that began in the latter part of 2006 continued to pressure the operating margins at Office in 2007 and 2008, and we will likely face more moderation in demand over the next several quarters. As we work to better align our costs to revenues, our near term sales initiatives at Office are focused on capturing additional market share.
Electrical Group
Operating margins in Electrical increased to 7.9% in 2008, up from 7.0% in 2007 and 5.5% in 2006. Our progress in 2008 represents the fifth consecutive year of operating margin improvement for Electrical. The manufacturing sector of the economy was strong over most of this five-year period, which helped drive Electrician’s progress. Assuming a weak manufacturing sector for the near term, Electrical will rely more on its sales and cost initiatives than the strength of the manufacturing sector for continued progress.
Income Taxes
The effective income tax rate increased to 38.1% in 2008 from 38.0% in 2007. The net increase from the prior year rate is mainly due to a non-deductible expense associated with a Company retirement plan. The 38.0% tax rate in 2007 had decreased from 38.3% in 2006. The decrease in the effective rate in 2007 was primarily due to lower state taxes and favorable tax rate changes in Canada.

Net Income
Net income was $475 million in 2008, a decrease of 6% from $506 million in 2007. On a per share diluted basis, net income was $2.92 in 2008 compared to $2.98 in 2007, down 2%. Net income in 2008 was 4.3% of net sales compared to 4.7% of net sales in 2007.
Net income of $506 million in 2007 was up 7% from $475 million in 2006 and, on a per share diluted basis, net income was $2.98 in 2007 compared to $2.76 in 2006. Net income was 4.7% of net sales in 2007, an increase from 4.5% of net sales in 2006.
Share-Based Compensation
Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share Based Payment, choosing the “modified prospective” method. Compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock Based Compensation, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. As of January 1, 2006, there was approximately $1.2 million of unrecognized compensation cost for all awards granted prior to January 1, 2003 to employees that remained unvested prior to the effective date of SFAS No. 123(R). This compensation cost is being recognized over a weighted-average period of approximately four years. For the year ended December 31, 2008, total compensation cost related to nonvested awards not yet recognized was approximately $19.6 million. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. For the years ended December 31, 2008, 2007 and 2006, $13.0 million, $14.3 million, and $11.9 million of share-based compensation cost was recorded, respectively. There have been no modifications to valuation methodologies or methods subsequent to the adoption of SFAS No. 123(R).
financial condition
The following is a discussion of the Company’s financial condition at December 31, 2008. Our cash balance of $68 million was down $164 million or 71% from December 31, 2007, due primarily to increased expenditures of $9 million for dividends, $32 million for share repurchases and $89 million for acquisitions during the year as well as the $31 million decrease in net income. The Company’s accounts receivable balance at December 31, 2008 increased by approximately 1% from the prior year, which is less than our increase in annual revenues. Inventory at December 31, 2008 was down by approximately 1% from December 31, 2007, also favorable to our increase in sales for the year. Goodwill and other intangible assets increased by $76 million or 93% from December 31, 2007 and relates to the Company’s acquisitions during the year. The changes in our December 31, 2008 balances for deferred taxes, up $183 million, and other assets, down $63 million, from 2007, respectively, as well as pension and other post-retirement benefits liabilities, up $411 million, are primarily due to changes in the funded status of the Company’s pension and other post-retirement plans in 2008. Accounts payable increased $20 million or 2% from the prior year, due primarily to improved payment terms with certain suppliers and the expansion of our procurement card program in 2008. The prior year’s current portion of debt of $250 million matured in November 2008 and was replaced on favorable terms with new borrowings maturing in 2013 and reclassified to long-term debt during the fourth quarter.
liquidity and capital resources
The Company’s sources of capital consist primarily of cash flows from operations, supplemented as necessary by private issuances of debt and bank borrowings. We have $500 million of long-term debt outstanding at December 31,2008, of which $250 million matures in 2011 and $250 million matures in 2013. The capital and credit markets have become tighter and more volatile in recent months and if these conditions continue or worsen, they are likely to impact our access to these markets. Currently, we believe that our available short-term and long-term sources of capital are sufficient to fund the Company’s operations, including working capital requirements, scheduled debt payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations, dividends, share repurchases and contemplated acquisitions.
The ratio of current assets to current liabilities was 3.0 to 1 at December 31, 2008 compared to 2.6 to 1 at December 31, 2007. The change in current ratio was primarily due to the reclassification of $250 million in the current portion of debt which matured in November 2008. Our liquidity position remains solid. The Company had $500 million in total debt outstanding at December 31, 2008 and 2007. In addition, at December 31, 2008, the Company had available a $350 million unsecured revolving line of credit. No amounts are outstanding under the line of credit at December 31, 2008 and 2007.
A summary of the Company’s consolidated statements of cash flows is as follows:

	Year Ended December 31, (in thousands)
Net Cash				Percent Change
Provided by				2008	2007
(Used in):	2008	2007	2006	vs. 2007	vs. 2006

Operating Activities	$530,309	$641,471	$433,500	-17%	48%
Investing Activities	(214,334)	(87,598)	(145,599)	145%	-40%
Financing Activities	(472,573)	(469,496)	(340,729)	1%	38%

management’s discussion and analysis of financial condition and result of operations (cont.) 2008
Net Cash Provided by Operating Activities:
The Company continues to generate cash, with net cash provided by operating activities totaling $530 million in 2008. This represents a 17% decrease from 2007, when net cash provided by operating activities was especially strong at $641 million. Primarily, the change in 2008 was due to the $116 million net increase in cash used for working capital requirements, including accounts receivable, inventory and accounts payable, as well as the $31 million decrease in net income from 2007. For 2007, the $31 million increase in net income as well as $167 million in working capital gains during the year resulted in a 48% increase in net cash from operations compared to 2006.
Net Cash Used in Investing Activities:
Net cash flow used in investing activities was $214 million in 2008 compared to $88 million in 2007, an increase of 145%. Primarily, the change in investing activities was due to the $89 million increase in cash used for the acquisition of businesses in 2008 and the $56 million decrease in cash proceeds from the sale of assets during the year, relative to 2007. In 2007, a sale-leaseback transaction for certain real properties provided the Company $56 million in cash proceeds. Such sale-leaseback proceeds also explain the 40% decrease in net cash used in investing activities in 2007 compared to 2006.
Net Cash Used in Financing Activities:
The Company used $473 million of cash in financing activities in 2008, which was relatively consistent with 2007. For the three years presented, net cash used in financing activities was primarily for dividends paid to shareholders and the repurchase of the Company’s common stock. The Company paid dividends to shareholders of $252 million, $243 million and $228 million during 2008, 2007, and 2006, respectively. The Company expects this trend of increasing dividends to continue in the foreseeable future. During 2008, 2007 and 2006, the Company repurchased $273 million, $241 million and $123 million, respectively, of the Company’s common stock. We expect to remain active in our share repurchase program, but the amount and value of shares repurchased will vary annually.
Notes and Other Borrowings
The Company maintains a $350 million unsecured revolving line of credit with a consortium of financial institutions, which matures in December 2012 and bears interest at LIBOR plus .23%. (0.69% at December 31, 2008). At December 31, 2008 and 2007, no amounts were outstanding under the line of credit. Due to the workers’ compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of approximately $51 million and $56 million outstanding at December 31, 2008 and 2007, respectively.
At December 31,2008, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series B, 6.23% fixed, due 2011; and $250 million senior unsecured note, 4.67% fixed, due 2013. Certain borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2008, the Company was in compliance with all such covenants. The weighted average interest rate on the Company’s outstanding borrowings was approximately 5.45% at December 31, 2008 and 6.05% at December 31, 2007. Total interest expense, net of interest income, for all borrowings was $29.8 million, $21.1 million and $26.4 million in 2008, 2007 and 2006, respectively.
Construction and Lease Agreement
The Company also has an $85 million construction and lease agreement with an unaffiliated third party. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this agreement at December 31, 2008 was approximately $72 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s consolidated balance sheet. This construction and lease agreement expires in 2009 and no additional properties are being added to this agreement, as the construction term has ended. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .50%. The lease agreement contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation, which represents our residual value guarantee, under the construction and lease agreement is approximately $63 million at December 31, 2008. Refer to Notes 4 and 8 to the Consolidated Financial Statements for further information regarding this arrangement.
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
The following table shows the Company’s approximate obligations and commitments, including interest due on credit facilities, to make future payments under contractual obligations as of December 31, 2008:

	Payment Due by Period
		Less than			Over
(in thousands)	Total	1 year	1-3 yrs	3-5 yrs	5 years

Credit facilities	$602,829	$27,250	$303,202	$272,377	$—
Capital leases	7,703	1,634	2,317	1,728	2,024
Operating leases	512,812	121,505	149,333	93,545	148,429

Total contractual cash obligations	$1,123,344	$150,389	$454,852	$367,650	$150,453

Due to the uncertainty of the timing of future cash flows associated with the Company’s unrecognized tax benefits at December 31, 2008, the Company is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $36 million of unrecognized tax benefits have been excluded from the contractual obligations table above. Refer to Note 6 to the Consolidated Financial Statements for a discussion on income taxes.
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
The following table shows the Company’s approximate commercial commitments under these two arrangements as of December 31, 2008:

	Amount of Commitment Expiration per Period
	Total Amounts	Less than
(in thousands)	Committed	1 year	1-3 years	3-5 years	Over 5 years

Line of Credit	—	—	—	—	—
Standby letters of credit	$50,553	$50,553	$—	$—	$—
Guaranteed borrowings of independents and affiliates	189,946	57,271	20,975	13,984	97,716
Residual value guarantee under operating leases	62,678	62,678	—	—	—

Total commercial commitments	$303,177	$170,502	$20,975	$13,984	$97,716

In addition, the Company sponsors defined benefit pension plans that may obligate us to make contributions to the plans from time to time. Contributions in 2008 were $3 million. We expect to make a $53 million cash contribution to our qualified defined benefit plans in 2009, and contributions required for 2010 and future years will depend on a number of unpredictable factors including the market performance of the plans’ assets and future changes in interest rates that affect the actuarial measurement of the plans’ obligations.
Share Repurchases
On August 21, 2006, our Board of Directors authorized the repurchase of 15 million shares of our common stock, and on November 17, 2008, the Board authorized the repurchase of an additional 15 million shares. Such repurchase plans were announced on August 21, 2006 and November 17, 2008, respectively. The authorization for these repurchase plans continues until all such shares have been repurchased or the repurchase plan is terminated by action of the Board of Directors. In 2008, the Company repurchased approximately 6.8 million shares and the Company had remaining authority to purchase approximately 18.5 million shares at December 31, 2008.

management’s discussion and analysis of financial condition and result of operations (cont.) 2008 critical accounting estimates
General
Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
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
Allowance for Doubtful Accounts — Methodology
The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2008, 2007 and 2006, the Company recorded provisions for bad debts of $23.9 million, $13.5 million, and $16.5 million, respectively.
Consideration Received from Vendors
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year and, in the case of advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive such amounts in 2009 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.
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
Based on the investment policy for the U.S. pension plan, as well as an asset study that was performed based on the Company’s asset allocations and future expectations, the Company’s expected rate of return on plan assets for measuring 2009 pension expense or income is 8.00% for the U.S. plan. The asset study forecasted expected rates of return for the approximate duration of the Company’s benefit obligations, using capital market data and historical relationships.
The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a weighted average discount rate for the U.S. plans of 6.50% at December 31, 2008.
Net periodic cost for our defined benefit pension plans was $46.9 million, $51.2 million and $48.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The pension cost over these periods was influenced by the change in assumptions for the rate of return on plan assets, the discount rate and the rate of compensation increases. Refer to Note 7 to the Consolidated Financial Statements for more information regarding employee benefit plans.
On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 was effective for public companies for fiscal years ending after December 15, 2006. The Company adopted the balance sheet recognition provisions of SFAS No. 158 at the end of fiscal year 2006.
The Company has evaluated the potential impact of the Pension Protection Act (“the Act”),which was passed into law on August 17, 2006, on future U.S. pension plan funding requirements based on current market conditions. The Act is not anticipated to have a material effect on the Company’s liquidity and capital resources.
quarterly results of operations
The following is a summary of the quarterly results of operations for the years ended December 31, 2008 and 2007:
We reported the quarterly earnings per share amounts as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share will not necessarily total the annual basic and diluted earnings per share.

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands except per share data)
2008
Net Sales	$2,739,473	$2,873,485	$2,882,115	$2,520,190
Gross Profit	819,483	852,213	849,005	751,789
Net Income	123,543	133,073	131,017	87,784
Earnings Per Share:
Basic	.75	.81	.81	.55
Diluted	.75	.81	.81	.55

2007
Net Sales	$2,648,843	$2,769,527	$2,797,556	$2,627,269
Gross Profit	789,944	824,585	824,488	778,206
Net Income	121,553	130,121	128,580	126,085
Earnings Per Share:
Basic	.71	.76	.76	.76
Diluted	.71	.76	.76	.75
The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales, and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically results in adjustments upon accurate determination at year-end. The effect of these adjustments in 2008 and 2007 was not significant.
forward looking statements
Some statements in this report, as well as in other materials we file with the Securities and Exchange Commission (SEC) or otherwise release to the public and in materials that we make available on our website, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Senior officers may also make verbal statements to analysts, investors, the media and others that are forward-looking. Forward-looking statements may relate, for example, to future operations, prospects, strategies, financial condition, economic performance (including growth and earnings), industry conditions and demand for our products and services. The Company cautions that its forward-looking statements involve risks and uncertainties, and while we believe that our expectations for the future are reasonable in view of currently available information, you are cautioned not to place undue reliance on our forward-looking statements. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, the ability to maintain favorable supplier arrangements and relationships, changes in general economic conditions, the growth rate of the market demand for the Company’s products and services, competitive product, service and pricing pressures, including internet related initiatives, the effectiveness of the Company’s promotional, marketing and advertising programs, changes in the financial markets, including particularly the capital and credit markets, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed in the Company’s Annual Report on Form 10-K for 2008 and from time to time in the Company’s subsequent filings with the SEC.
Forward-looking statements are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our Form 10-Q, Form 8-K and other reports to the SEC.

report of management
Genuine Parts Company
Management’s Responsibility for the Financial Statements
We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2008, 2007 and 2006. The opinion of Ernst & Young LLP, the Company’s independent registered public accounting firm, on those consolidated financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.
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
The Company’s management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.
In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” Based on this assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.
Ernst & Young LLP has issued an audit report on the Company’s operating effectiveness of internal control over financial reporting as of December 31, 2008. This report appears on page 25.
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

JERRY W. NIX
Vice Chairman and Chief Financial Officer February 25, 2009

report of independent registered public accounting firm on internal control over financial accounting
The Board of Directors and Shareholders of Genuine Parts Company
We have audited Genuine Parts Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genuine Parts Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Genuine Parts Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 of Genuine Parts Company and our report dated February 25, 2009 expressed an unqualified opinion thereon.
Atlanta, Georgia
February 25, 2009
report of independent registered public accounting firm on the financial Statements
The Board of Directors and Shareholders of Genuine Parts Company
We have audited the accompanying consolidated balance sheets of Genuine Parts Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 7, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefits.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Genuine Parts Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.
Atlanta, Georgia
February 25, 2009

consolidated balance sheets

(in thousands, except share data and per share amounts) December 31,	2008	2007

Assets
Current assets:
Cash and cash equivalents	$67,777	$231,837
Trade accounts receivable, net	1,224,525	1,216,220
Merchandise inventories, net	2,316,880	2,335,716
Prepaid expenses and other current assets	262,238	269,239

Total current assets	3,871,420	4,053,012

Goodwill and other intangible assets, less accumulated amortization	158,825	82,453

Deferred tax asset	218,503	35,778

Other assets	114,337	176,837

Property, plant, and equipment:
Land	51,835	47,415
Buildings, less allowance for depreciation (2008 — $158,019; 2007 — $153,869)	151,959	143,685
Machinery and equipment, less allowance for depreciation (2008 — $470,513; 2007 — $469,909)	219,471	234,889

Net property, plant, and equipment	423,265	425,989

	$4,786,350	$4,774,069

Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$1,009,423	$989,816
Current portion of debt	—	250,000
Accrued compensation	106,731	102,027
Other accrued expenses	84,116	99,766
Dividends payable	62,148	60,789
Income taxes payable	24,685	45,578

Total current liabilities	1,287,103	1,547,976

Long-term debt	500,000	250,000
Minority interests in subsidiaries	69,046	66,230
Pension and other post-retirement benefit liabilities	502,605	91,159
Other long-term liabilities	103,264	101,988

Shareholders’ equity:
Preferred stock, par value $1 per share — authorized 10,000,000 shares; none issued	—	—
Common stock, par value $1 per share — authorized 450,000,000 shares; issued and outstanding 159,442,508 in 2008 and 166,065,250 shares in 2007	159,443	166,065
Accumulated other comprehensive (loss) income	(478,562)	(123,715)
Retained earnings	2,643,451	2,674,366

Total shareholders’ equity	2,324,332	2,716,716

	$4,786,350	$4,774,069

See accompanying notes.

consolidated statements of income

(in thousands, except per share amounts) Year ended December 31,	2008	2007	2006

Net sales	$11,015,263	$10,843,195	$10,457,942

Cost of goods sold	7,742,773	7,625,972	7,353,447

Gross margin	3,272,490	3,217,223	3,104,495

Operating expenses:
Selling, administrative, and other expenses	2,359,829	2,278,155	2,217,882
Depreciation and amortization	88,698	87,702	73,423
Provision for doubtful accounts	23,883	13,514	16,472

Total operating expenses	2,472,410	2,379,371	2,307,777

Non-operating expenses (income):
Interest expense	31,721	31,327	31,576
Other	(109)	(10,220)	(5,774)

Total non-operating expenses	31,612	21,107	25,802

Income before income taxes	768,468	816,745	770,916
Income taxes	293,051	310,406	295,511

Net income	$475,417	$506,339	$475,405

Basic net income per common share	$2.93	$2.99	$2.77

Diluted net income per common share	$2.92	$2.98	$2.76

Weighted average common shares outstanding	162,351	169,129	171,576
Dilutive effect of stock options and non-vested restricted stock awards	635	1,006	910

Weighted average common shares outstanding — assuming dilution	162,986	170,135	172,486

See accompanying notes.

consolidated statements of shareholders’ equity

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-In	Comprehensive	Retained	Shareholders’
(in thousands, except share and per share amounts)	Shares	Amount	Capital	Income (Loss)	Earnings	Equity

Balance at January 1, 2006	173,032,697	$173,033	$—	$45,535	$2,475,389	$2,693,957
Net income	—	—	—	—	475,405	475,405
Foreign currency translation adjustment	—	—	—	(2,341)	—	(2,341)
Changes in fair value of derivative instruments, net of income taxes of $201	—	—	—	322	—	322
Change in minimum pension liability, net of income taxes of $922	—	—	—	(1,265)	—	(1,265)

Comprehensive income						472,121

Pension and postretirement benefit adjustment, net of income taxes of $187,371 (1)	—	—	—	(284,785)	—	(284,785)
Cash dividends declared, $1.35 per share	—	—	—	—	(231,454)	(231,454)
Stock options exercised, including tax benefit of $3,005	432,694	433	11,249	—	—	11,682
Stock-based compensation	—	—	11,948	—	—	11,948
Purchase of stock	(2,934,517)	(2,935)	(23,197)	—	(97,346)	(123,478)

Balance at December 31, 2006	170,530,874	170,531	—	(242,534)	2,621,994	2,549,991
Net income	—	—	—	—	506,339	506,339
Foreign currency translation adjustment	—	—	—	78,877	—	78,877
Changes in fair value of derivative instruments, net of income taxes of $184	—	—	—	296	—	296
Pension and postretirement benefit adjustment, net of income taxes of $24,278	—	—	—	39,646	—	39,646

Comprehensive income						625,158

Cash dividends declared, $1.46 per share	—	—	—	—	(246,481)	(246,481)
Stock options exercised, including tax benefit of $4,438	530,262	530	14,438	—	—	14,968
Stock-based compensation	—	—	14,300	—	—	14,300
Purchase of stock	(4,995,886)	(4,996)	(28,738)	—	(207,486)	(241,220)

Balance at December 31, 2007	166,065,250	166,065	—	(123,715)	2,674,366	2,716,716
Net income	—	—	—	—	475,417	475,417
Foreign currency translation adjustment	—	—	—	(112,150)	—	(112,150)
Pension and postretirement benefit adjustment, net of income taxes of $160,695	—	—	—	(242,697)	—	(242,697)

Comprehensive income						120,570

Cash dividends declared, $1.56 per share	—	—	—	—	(253,166)	(253,166)
Stock options exercised, net of income taxes of $586	157,643	158	77	—	—	235
Stock-based compensation	—	—	12,977	—	—	12,977
Purchase of stock	(6,780,385)	(6,780)	(13,054)	—	(253,166)	(273,000)

Balance at December 31, 2008	159,442,508	$159,443	$—	$(478,562)	$2,643,451	$2,324,332

See accompanying notes.

(1)	The pension and postretirement benefit adjustment relates to the adoption of SFAS No. 158 as described further in Note 7.

consolidated statements of cash flows

(in thousands) Year ended December 31,	2008	2007	2006

Operating activities
Net income	$475,417	$506,339	$475,405
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,698	87,702	73,423
Excess tax expense (benefits) from share-based compensation	586	(4,438)	(3,005)
(Gain) Loss on sale of property, plant, and equipment	(2,086)	(2,214)	509
Deferred income taxes	(40,023)	(8,066)	(5,481)
Minority interests	4,561	4,939	3,991
Stock-based compensation	12,977	14,300	11,948
Changes in operating assets and liabilities:
Trade accounts receivable, net	(19,695)	38,330	(31,821)
Merchandise inventories, net	(20,709)	(42,087)	(7,240)
Trade accounts payable	(14,307)	65,103	(66,116)
Other long-term assets	49,729	(11,806)	(7,052)
Other, net	(4,839)	(6,631)	(11,061)

	54,892	135,132	(41,905)

Net cash provided by operating activities	530,309	641,471	433,500

Investing activities
Purchases of property, plant and equipment	(105,026)	(115,648)	(126,044)
Proceeds from sale of property, plant, and equipment	11,721	67,656	4,452
Acquisition of businesses and other investments	(133,604)	(44,855)	(29,007)
Proceeds from disposal of businesses	12,575	5,249	—
Other	—	—	5,000

Net cash used in investing activities	(214,334)	(87,598)	(145,599)

Financing activities
Proceeds from debt	1,283,000	—	160,000
Payments on debt	(1,283,000)	—	(160,881)
Stock options exercised	821	10,530	8,677
Excess tax (expense) benefits from share-based compensation	(586)	4,438	3,005
Dividends paid	(251,808)	(243,244)	(228,052)
Purchase of stock	(273,000)	(241,220)	(123,478)
Other	52,000	—	—

Net cash used in financing activities	(472,573)	(469,496)	(340,729)
Effect of exchange rate changes on cash	(7,462)	11,487	(110)

Net (decrease) increase in cash and cash equivalents	(164,060)	95,864	(52,938)
Cash and cash equivalents at beginning of year	231,837	135,973	188,911

Cash and cash equivalents at end of year	$67,777	$231,837	$135,973

Supplemental disclosures of cash flow information
Cash paid during the year for:
Income taxes	$338,859	$324,399	$285,696

Interest	$31,297	$31,540	$32,521

See accompanying notes.

notes to consolidated financial statements
december 31, 2008
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
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.
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
Trade Accounts Receivable and the Allowance for Doubtful Accounts
The Company evaluates the collectability of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2008, 2007, and 2006, the Company recorded provisions for bad debts of approximately $23,883,000, $13,514,000, and $16,472,000, respectively. At December 31, 2008 and 2007, the allowance for doubtful accounts was approximately $18,588,000 and $15,521,000, respectively.
Merchandise Inventories, Including Consideration Received From Vendors
Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $426,461,000 and $326,816,000 higher than reported at December 31, 2008 and 2007, respectively.
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
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, or, in the case of specific advertising allowances, upon completion of the Company’s obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2009 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.
Goodwill and Other Intangible Assets
Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) requires that when the fair value of goodwill is less than the related carrying value, entities are required to reduce the amount of goodwill. In accordance with the provisions of SFAS No. 142, the Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. No goodwill impairments have been recorded in 2008, 2007, or 2006. The impairment-only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date.
Other Assets
Other assets are comprised of the following:

(in thousands) December 31,	2008	2007

Retirement benefit assets	$7,229	$45,680
Investment accounted for under the cost method	21,400	21,400
Cash surrender value of life insurance policies	47,873	55,937
Other	37,835	53,820

Total other assets	$114,337	$176,837

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Buildings include certain leases capitalized at December 31, 2008 and 2007. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.
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
Other Long-Term Liabilities
Other long-term liabilities are comprised of the following:

(in thousands) December 31,	2008	2007

Post-employment benefit liabilities	$9,300	$8,901
Obligations under capital and other leases	12,708	13,707
Insurance liabilities	43,019	36,723
Deferred gain on sale-leaseback	18,477	19,458
Other	19,760	23,199

Total other long-term liabilities	$103,264	$101,988

The Company’s post-employment benefit liabilities consist primarily of actuarially determined obligations. See Note 4 for further discussion of the Company’s obligations under capital leases and the sale-leaseback transaction.
Insurance liabilities consist primarily of reserves for the workers’ compensation program. The Company carries various large risk deductible workers’compensation policies for the majority of workers’ compensation liabilities. The Company records the workers’ compensation reserves based on an analysis performed by an independent actuary. The analysis calculates development factors, which are applied to total reserves as provided by the various insurance companies who underwrite the program. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect workers’ compensation costs.
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
Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income is comprised of the following:

(in thousands) December 31,	2008	2007

Foreign currency translation	$17,550	$129,700
Unrecognized net actuarial loss, net of tax	(533,562)	(250,846)
Unrecognized prior service credit (cost), net of tax	37,450	(2,569)

Total accumulated other comprehensive loss	$(478,562)	$(123,715)

Fair Value of Financial Instruments
The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At December 31, 2008 and 2007, the fair value of fixed rate debt was approximately $491,000,000 and $529,000,000, respectively, based primarily on quoted prices for similar instruments. The fair value of fixed rate notes to consolidated financial statements (continued)
december 31, 2008
1. summary of significant accounting policies (continued)
debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
Shipping and Handling Costs
Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $140,000,000 in the years ended December 31, 2008 and 2007, and $130,000,000 in the year ended December 31, 2006.
Advertising Costs
Advertising costs are expensed as incurred and totaled $42,800,000, $44,700,000, and $49,700,000 in the years ended December 31, 2008, 2007, and 2006, respectively.
Accounting for Legal Costs
The Company’s legal costs expected to be incurred in connection with loss contingencies are expensed as such costs are incurred.
Stock Compensation
The Company maintains various Long-Term Incentive Plans, which provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, and other share-based awards.
Effective January 1, 2006, the Company adopted SFAS No. 123 (R), Share-Based Payment (SFAS No. 123 (R)), choosing the “modified prospective” method. Compensation cost recognized for the years ended December 31, 2008, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No.123); and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No.123 (R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.
Net Income per Common Share
Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options, stock appreciation rights and non-vested restricted stock awards.
Options to purchase approximately 4.4 million, 1.6 million and 2.1 million shares of common stock ranging from $42-$49 per share were outstanding at December 31, 2008, 2007 and 2006, respectively. These options were not included in the computation of diluted net income per common share because the options’ exercise price was greater than the average market price of common stock.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.
Recently Issued Accounting Pronouncements
On September 15, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 does not expand the use of fair value in any new circumstances. The provisions of SFAS No. 157, as issued, are effective for the fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff position 157-2 that deferred for one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). As of January 1, 2008, the Company adopted SFAS No.157 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company determined that the adoption did not have a significant impact on the consolidated financial statements. Additionally, the Company does not expect the adoption of SFAS No.157 for non-financial assets and liabilities, effective January 1, 2009, will have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that SFAS No. 160 will have a significant impact on the Company’s consolidated financial statements.

2. goodwill and other intangible assets
In accordance with SFAS No. 142, the Company performed an annual goodwill and indefinite lived intangible asset impairment test during the fourth quarter of 2008, 2007, and 2006. The present value of future cash flows approach was used to determine any potential impairment. The Company determined that these assets were not impaired and, therefore, no impairment was recognized for the years ended December 31, 2008, 2007, and 2006.
The changes in the carrying amount of goodwill during the years ended December 31, 2008, 2007, and 2006 by reportable segment, as well as other identifiable intangible assets, are summarized as follows (in thousands):

	Goodwill
				Electrical/	Identifiable
			Office	Electronic	Intangible
	Automotive	Industrial	Products	Materials	Assets	Total
Balance as of January 1, 2006	$23,887	$31,409	$2,131	$—	$5,290	$62,717
Amortization	—	—	—	—	(463)	(463)

Balance as of December 31, 2006	23,887	31,409	2,131	—	4,827	62,254
Additions	300	13,593	—	—	7,424	21,317
Amortization	—	—	—	—	(1,118)	(1,118)

Balance as of December 31, 2007	24,187	45,002	2,131	—	11,133	82,453
Additions	16,025	25,834	8,423	2,870	26,081	79,233
Amortization	—	—	—	—	(2,861)	(2,861)

Balance as of December 31, 2008	$40,212	$70,836	$10,554	$2,870	$34,353	$158,825

3. credit facilities
There were no amounts outstanding subject to variable rates at December 31, 2008 and 2007. The weighted average interest rate on the Company’s outstanding borrowings was approximately 5.45% at December 31, 2008 and 6.05% at December 31, 2007.
The Company maintains a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in December 2012 and bears interest at LIBOR plus .23% (0.69% at December 31, 2008). The Company also has the option under this agreement to increase its borrowing an additional $200,000,000. No amounts were outstanding under this line of credit at December 31, 2008 and 2007. Certain borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2008, the Company was in compliance with all such covenants. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $50,553,000 and $56,453,000 outstanding at December 31, 2008 and 2007, respectively.
Amounts outstanding under the Company’s credit facilities consist of the following:

(in thousands) December 31,	2008	2007

Unsecured term notes:
November 30, 2001, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	$—	$250,000
November 30, 2001, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	250,000
November 30, 2008, Senior Unsecured Notes, $250,000,000, 4.67% fixed, due November 30, 2013	250,000	—

Total debt	500,000	500,000
Less debt due within one year	—	250,000

Long-term debt, excluding current portion	$500,000	$250,000

notes to consolidated financial statements (continued)
december 31, 2008
3. credit facilities (continued)
Approximate maturities under the Company’s credit facilities are as follows (in thousands):

2009	$—
2010	—
2011	250,000
2012	—
2013	250,000

$500,000

4. leased properties
In June 2003, the Company completed an amended and restated master agreement to our $85,000,000 construction and lease agreement (the Agreement). The lessor in the Agreement is an independent third-party limited liability company, which has as its sole member a publicly traded corporation. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. No additional properties are being added to this Agreement, as the construction term has ended. The Company does not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN No. 46). In addition, the Company has verified that even if the lessor was determined to be a variable interest entity, the Company would not have to consolidate the lessor nor the assets and liabilities associated with properties leased to the Company. This is because the assets leased under the Agreement do not exceed 50% of the total fair value of the lessor’s assets, excluding any assets that should be excluded from such calculation under FIN No. 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding. The Agreement has been accounted for as an operating lease under SFAS No. 13, Accounting for Leases (SFAS No. 13) and related interpretations. Future minimum rental commitments under the Agreement have been included in the table of future minimum payments below.
Rent expense related to the Agreement is recorded under selling, administrative, and other expenses in our consolidated statements of income and was $2,586,000, $4,877,000, and $4,797,000 for the years ended December 31, 2008, 2007, and 2006, respectively.
In October 2007, the Company entered into a sale-leaseback transaction with a financial institution. In connection with the transaction, the Company sold certain automotive retail store properties and immediately leased the properties back over a lease term of twenty years. The lease was classified as an operating lease. Net proceeds from the transaction amounted to approximately $56,000,000. The Company realized a net gain of approximately $20,000,000, which was deferred and is being amortized over the lease term. The unamortized portion of the deferred gain is included in other long-term liabilities in the consolidated balance sheets at December 31, 2008 and 2007.
At December 31,2008 and 2007, buildings include $11,550,000 and $15,400,000 with accumulated depreciation of $6,831,000 and $8,336,000, respectively, for leases of distribution centers and stores capitalized. Depreciation expense for capital leases was approximately $2,267,000, $2,509,000, and $4,585,000 in 2008, 2007, and 2006, respectively.
Future minimum payments, by year and in the aggregate, under the capital and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2008 (in thousands):

	Capital Leases	Operating Leases

2009	$1,634	$120,622
2010	1,296	94,473
2011	1,021	55,007
2012	913	53,784
2013	815	38,806
Thereafter	2,024	148,429

Total minimum lease payments	7,703	$511,121

Amounts representing interest	2,984

Present value of future minimum lease payments	$4,719

Rental expense for operating leases was approximately $159,562,000 in 2008, $153,273,000 in 2007, and $147,727,000 in 2006.
5. stock options and restricted stock awards
The Company maintains various Long-Term Incentive Plans, which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance awards, dividend equivalents and other share-based awards. The Company issues new shares upon option exercise under these plans.
Effective January 1, 2006, the Company adopted SFAS No. 123(R) choosing the “modified prospective” method. Compensation cost recognized for the years ended December 31, 2008, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. The Company recognizes compensation expense based on the straight-line method for all award types, including SAR’s, which are subject to graded vesting based on a service condition. As of January 1, 2006, there was approximately $1.2 million of unrecognized compensation cost for all awards granted prior to January 1, 2003, to employees that remained unvested prior to the effective date of SFAS No. 123(R). This compensation cost is expected to be recognized over a weighted-average period of approximately four years.
For the year ended December 31, 2008, total compensation cost related to nonvested awards not yet recognized was approximately $19.6 million. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. The aggregate intrinsic value for options and RSUs outstanding at December 31, 2008 and 2007 was approximately $24.9 million and $58.5 million, respectively. The aggregate intrinsic value for options and RSUs vested totaled approximately $13.3 million and $37.9 million at December 31, 2008 and 2007, respectively. At December 31, 2008, the weighted-average contractual life for outstanding and exercisable options and RSUs was six and five years, respectively. For the years ended December 31, 2008, 2007, and 2006, $13.0 million, $14.3 million, and $11.9 million of share-based compensation cost was recorded, respectively. The total income tax benefit recognized in the consolidated statements of income for share-based compensation arrangements was approximately $5.2 million, $5.7 million, and $4.8 million for 2008, 2007, and 2006, respectively. There have been no modifications to valuation methodologies or methods subsequent to the adoption of SFAS No. 123(R).
For the years ended December 31, 2008, 2007, and 2006, the fair value for options and SARs granted was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 3.5%, 4.6%, and 4.8%; dividend yield of 3.0%, 3.1%, and 2.9%; annual historical volatility factor of the expected market price of the Company’s common stock of 17%, 21%, and 21%; an average expected life and estimated turnover based on the historical pattern of existing grants of six years and 4.0% to 5.1%, respectively. The fair value of RSUs is based on the price of the Company’s stock on the date of grant. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006, was $14.9 million, $10.5 million, and $6.9 million, respectively.
A summary of the Company’s stock option activity and related information is as follows:

	Shares (1)	Weighted-Average
	(000’s)	Exercise Price (2)

Outstanding at beginning of year	6,315	$38
Granted	1,501	42
Exercised	(224)	32
Forfeited	(121)	46

Outstanding at end of year (3)	7,471	$41

Exercisable at end of year	4,550	$39

Shares available for future grants	5,170

(1)	Shares include Restricted Stock Units (RSUs).

(2)	The weighted average exercise price excludes RSUs.

(3)	The exercise prices for options outstanding as of December 31, 2008 ranged from approximately $21 to $49. The weighted-average remaining contractual life of all options outstanding is approximately seven years.
The weighted-average grant date fair value of options and SARs granted during the years 2008, 2007, and 2006 was $5.78, $9.64, and $9.14, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $5.0 million, $15.6 million, and $10.7 million.
In 2008, the Company granted approximately 1,385,000 SARs and 116,000 RSUs. In 2007, the Company granted approximately 1,272,000 SARs and 95,000 RSUs. In 2006, the Company granted approximately 1,246,000 SARs and 94,000 RSUs. SARs represent a right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. RSUs represent a contingent right to receive one share of the Company’s common stock at a future date provided certain pre-tax profit targets are achieved. The majority of awards vest on a pro-rata basis for periods ranging from one to five years and are expensed accordingly on a straight-line basis.
A summary of the Company’s nonvested share awards (RSUs) activity is as follows:

		Weighted-
		Average Grant
	Shares	Date Fair
Nonvested Share Awards (RSUs)	(000’s)	Value

Nonvested at January 1, 2008	312	$43
Granted	116	42
Vested	(118)	36
Forfeited or Expired	(36)	43

Nonvested at December 31, 2008	274	$42

Prior to the adoption of SFAS No.123(R), the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No.123(R) requires the cash flows resulting from the tax benefits or tax (expense) related to tax deductions in excess of or less than the compensation cost recognized for those options to be classified as financing cash inflow (outflow). For the years ended December 31, 2008, 2007 and 2006 approximately ($0.6 million), $4.4 million and $3.0 million, respectively, of excess tax benefits (expense) was classified as a financing cash inflow (outflow).

notes to consolidated financial statements (continued)
december 31, 2008
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

(in thousands) December 31,	2008	2007

Deferred tax assets related to:
Expenses not yet deducted for tax purposes	$114,092	$110,494
Pension liability not yet deducted for tax purposes	326,808	168,835
Capital loss	24,787	—
Valuation allowance	(24,787)	—

	440,900	279,329

Deferred tax liabilities related to:
Employee and retiree benefits	125,655	147,285
Inventory	79,304	98,196
Property, plant and equipment	17,614	19,849
Other	13,250	6,918

	235,823	272,248

Net deferred tax asset	205,077	7,081
Current portion of deferred tax liability	(13,426)	(28,697)

Non-current deferred tax asset	$218,503	$35,778

The current portion of the deferred tax liability is included in income taxes payable in the consolidated balance sheets. The Company has a capital loss carryforward of approximately $62,000,000 that will expire in 2013.
The components of income tax expense are as follows:

(in thousands)	2008	2007	2006

Current:
Federal	$261,250	$262,922	$243,089
State	45,167	42,101	41,361
Foreign	26,657	13,449	16,542
Deferred	(40,023)	(8,066)	(5,481)

	$293,051	$310,406	$295,511

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

(in thousands)	2008	2007	2006

Statutory rate applied to income	$268,964	$285,861	$269,821
Plus state income taxes, net of Federal tax benefit	25,831	26,672	26,395
Capital loss	(30,038)	—	—
Capital loss — valuation allowance	24,787	—	—
Other	3,507	(2,127)	(705)

	$293,051	$310,406	$295,511

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, various states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years before 2005 or subject to non-United States income tax examinations for years ended prior to 2002. The Company does not anticipate total unrecognized tax benefits will significantly change during the year due to the settlement of audits and the expiration of statutes of limitations. The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, (FIN No. 48), on January 1, 2007. The cumulative effect of adopting FIN No. 48 did not have a material impact on the Company’s financial position or the results of operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
(in thousands)	2008	2007

Balance at beginning of year	$32,100	$29,215
Additions based on tax positions related to the current year	7,376	7,929
Additions for tax positions of prior years	3,790	455
Reductions for tax positions for prior years	(190)	(1,557)
Reduction for lapse in statute of limitations	(5,449)	(2,897)
Settlements	(1,198)	(1,045)

Balance at end of year	$36,429	$32,100

The amount of gross tax effected unrecognized tax benefits as of December 31, 2008 was approximately $36,429,000 of which approximately $14,417,000, if recognized, would affect the effective tax rate. During the year ending December 31, 2008, the Company paid interest and penalties of approximately $815,000. The Company had approximately $5,004,000 and $2,328,000 of accrued interest and penalties at December 31, 2008 and December 31, 2007, respectively. The Company recognizes potential interest and penalties related to unrecognized tax benefits as a component of income tax expense.
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
In 2008, the US defined benefit plan was amended to prohibit employees hired on or after March 1, 2008 to participate in the plan. The plan was also amended to freeze credited service for participants who do not meet certain age and length of service requirements as of December 31, 2008. However, the plan continues to reflect future pay increases for all participants.
The Company also sponsors unfunded supplemental retirement plans covering employees in the U.S. and Canada and other postretirement benefit plans in the U.S. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.
On September 29, 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amended SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost are to be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. SFAS No. 158 was effective for publicly held companies for fiscal years ending after December 31, 2006.

			Other Postretirement
	Pension Benefits		Benefits
(in thousands)	2008	2007	2008	2007

Changes in benefit obligation
Benefit obligation at beginning of year	$1,387,669	$1,334,528	$28,640	$25,669
Service cost	53,311	53,700	880	750
Interest cost	90,300	82,029	1,614	1,441
Plan participants’contributions	3,216	3,203	3,782	3,721
Plan amendments	(66,349)	—	—	—
Actuarial (gain) loss	51,042	(61,447)	1,282	3,874
Exchange rate (gain) loss	(24,446)	19,039	—	—
Gross benefits paid	(44,713)	(43,383)	(7,664)	(7,585)
Less federal subsidy	n/a	n/a	784	770

Benefit obligation at end of year	$1,450,030	$1,387,669	$29,318	$28,640

The benefit obligations for the Company’s U.S. pension plans included in the above were $1,360,045,000 and $1,258,892,000 at December 31, 2008 and 2007, respectively. The total accumulated benefit obligation for the Company’s defined benefit pension plans was approximately $1,238,101,000 and $1,119,588,000 at December 31, 2008 and 2007, respectively.

notes to consolidated financial statements (continued)
december 31, 2008
7. employee benefit plans (continued)
The assumptions used to measure the pension and other postretirement plan benefit obligations for the plans at December 31, 2008 and 2007, were:

			Other
			Postretirement
	Pension Benefits		Benefits
	2008	2007	2008	2007

Weighted-average discount rate	6.50%	6.49%	6.00%	5.75%
Rate of increase in future compensation levels	3.75%	3.75%	—	—
An 8% annual rate of increase in the per capita cost of covered health care benefits was assumed on December 31, 2008. The rate was assumed to decrease ratably to 5% at December 31, 2014, and thereafter.

			Other
			Postretirement
	Pension Benefits		Benefits
(in thousands)	2008	2007	2008	2007

Changes in plan assets
Fair value of plan assets at beginning of year	$1,365,776	$1,260,538	$—	$—
Actual return on plan assets	(326,669)	89,248	—	—
Exchange rate (loss) gain	(23,098)	21,030	—	—
Employer contributions	3,355	35,140	3,882	3,094
Plan participants’ contribution	3,216	3,203	3,782	3,721
Benefits paid	(44,713)	(43,383)	(7,664)	(6,815)

Fair value of plan assets at end of year	$977,867	$1,365,776	$—	$—

The fair values of plan assets for the Company’s U.S. pension plans included in the above were $882,211,000 and $1,222,686,000 at December 31, 2008 and 2007, respectively.
The asset allocations for the Company’s funded pension plans at December 31, 2008 and 2007, and the target allocation for 2009, by asset category were:

	Target	Percentage of Plan
	Allocation	Assets at December 31
	2009	2008	2007

Asset Category
Equity securities	65%	58%	68%
Debt securities	34%	39%	29%
Real estate and other	1%	3%	3%

	100%	100%	100%

At December 31, 2008 and 2007, the plan held 2,016,932 shares of common stock of the Company with a market value of approximately $76,361,000 and $93,384,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $3,146,000 and $2,945,000 in 2008 and 2007, respectively. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.
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
Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company’s asset allocations and future expectations, the Company’s expected rate of return on plan assets for measuring 2009 pension expense or income is 8.00% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company’s benefit obligations, using capital market data and historical relationships.
The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:
Amounts recognized in the consolidated balance sheets consist of:

			Other
			Postretirement
	Pension Benefits		Benefits
(in thousands)	2008	2007	2008		2007

Other long-term asset	$7,229	$45,680	$	n/a	$	n/a
Other current liability	(2,742)	(2,200)		(3,363)		(2,854)
Other long-term liability	(476,650)	(65,373)		(25,955)		(25,786)

	$(472,163)	$(21,893)		$(29,318)		$(28,640)

Amounts recognized in accumulated other comprehensive (loss) income consist of:

			Other
			Postretirement
	Pension Benefits		Benefits
(in thousands)	2008	2007	2008	2007

Net actuarial loss	$863,484	$393,061	$24,575	$24,908
Prior service (credit) cost	(63,578)	2,748	1,161	1,533

	$799,906	$395,809	$25,736	$26,441

For the pension benefits, the following table reflects the total benefits expected to be paid from the plans’or the Company’s assets. Of the pension benefits expected to be paid in 2009, $2,830,000 is expected to be paid from employer assets. For pension benefits, expected contributions reflect amounts expected to be contributed to funded plans. For other postretirement benefits, the following table reflects only the Company’s share of the benefit cost. The expected benefit payments show the Company’s cost without regard to income from federal subsidy payments received pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA). Expected MMA subsidy payments, which reduce the Company’s cost for the plan, are shown separately.
Information about the expected cash flows for the pension plans and other post retirement benefit plans follows:

		Other Postretirement Benefits
	Pension	Employer	Value Due to
(in thousands)	Benefits	Contribution	MMA Subsidy

Employer contribution
2009 (expected)	$53,391	$3,463	$—

Expected benefit payments
2009	48,423	3,996	533
2010	52,429	3,946	570
2011	57,693	3,892	—
2012	65,066	3,735	—
2013	72,135	3,607	—
2014 through 2018	455,665	17,617	—
Net periodic benefit cost included the following components:

	Pension Benefits			Other Postretirement Benefits
(in thousands)	2008	2007	2006	2008	2007	2006
Service cost	$53,311	$53,700	$50,224	$880	$750	$475
Interest cost	90,300	82,029	72,246	1,614	1,441	1,327
Expected return on plan assets	(114,690)	(110,131)	(100,174)	—	—	—
Amortization of prior service (credit) cost	(24)	(338)	(471)	371	371	371
Amortization of actuarial loss	17,962	25,909	26,379	1,616	1,424	1,291

Net periodic benefit cost	$46,859	$51,169	$48,204	$4,481	$3,986	$3,464

notes to consolidated financial statements (continued)
december 31, 2008
7. employee benefit plans (continued)
Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income are as follows:

			Other Post-Retirement
	Pension Benefits		Benefits
(in thousands)	2008	2007	2008	2007

Current year actuarial loss (gain)	$488,384	$(40,508)	$1,282	$3,874
Amortization of actuarial (loss) gain	(17,962)	(25,909)	(1,616)	(1,424)
Current year of prior service (cost) credit	(66,349)	—	—	—
Amortization of prior service cost (credit)	24	338	(371)	(371)

Total recognized in other comprehensive income (loss)	$404,097	$(66,079)	$(705)	$2,079

Total recognized in net periodic benefit cost and other comprehensive income (loss)	$450,956	$(14,910)	$3,776	$6,065

The estimated amounts that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2009 are as follows:

		Other Post-Retirement
(in thousands)	Pension Benefits	Benefits

Actuarial loss	$35,748	$1,705
Prior service (credit) cost	(7,249)	371

Total	$28,499	$2,076

The assumptions used in measuring the net periodic benefit costs for the plans follow:

	Pension Benefits			Other Postretirement Benefits
	2008	2007	2006	2008	2007	2006

Weighted average discount rate	6.49%	6.00%	5.75%	5.75%	5.75%	5.75%
Rate of increase in future compensation levels	3.75%	3.75%	3.75%	—	—	—
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%	—	—	—
An 8% annual rate of increase in the per capita cost of covered health care benefits was assumed on December 31, 2007. The rate was assumed to decrease ratably to 5% at December 31, 2013, and thereafter.
The effect of a one-percentage point change in the assumed health care cost trend rate is as follows:

(in thousands)	Decrease	Increase

Total service and interest cost components of 2008 net periodic postretirement health care benefit cost	$(540)	$766
Accumulated postretirement benefit obligation for health care benefits at December 31, 2008	(5,965)	9,620
The Company has a defined contribution plan that covers substantially all of its domestic employees. The Company’s matching contributions are determined based on 20% of the first 6% of the covered employee’s salary. Total plan expense was approximately $7,252,000 in 2008, $7,245,000 in 2007, and $6,824,000 in 2006.
8. guarantees
The amended and restated master agreement to our $85,000,000 construction and lease agreement (the Agreement), discussed further in Note 4, has a term of six years expiring in 2009 and contains residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company’s potential guarantee obligation, representing the residual value guarantee, at December 31, 2008, is approximately $62,678,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreement is remote.
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
At December 31, 2008, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $189,946,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g., accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. When it is deemed probable that the Company will incur a loss in connection with a guarantee, a liability is recorded equal to this estimated loss. To date, the Company has had no significant losses in connection with guarantees of independents’ and affiliates’ borrowings.
Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). In accordance with FIN No. 45 and based on available information, the Company has accrued for those guarantees related to the independents’ and affiliates’ borrowings and the construction and lease agreement as of December 31, 2008 and 2007. These liabilities are not material to the financial position of the Company and are included in other long-term liabilities in the accompanying consolidated balance sheets.
9. acquisitions
During 2008, the Company acquired 11 companies in the Automotive, Industrial, Office Supply and Electrical/Electronic Groups for approximately $130,000,000. The acquisitions were accounted for in accordance with SFAS No. 141, Business Combinations, and, accordingly, the Company allocated the purchase price to the assets acquired and the liabilities assumed based on their fair values as of their respective acquisition dates. The results of operations for the acquired companies were included in the Company’s consolidated statements of income beginning on their respective acquisition dates. The Company recorded approximately $72,000,000 of goodwill and other intangible assets associated with these acquisitions.
10. segment data
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
Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, amortization, and minority interests. Approximately $49,900,000, $46,900,000, and $43,500,000 of income before income taxes was generated in jurisdictions outside the United States for the years ending December 31, 2008, 2007, and 2006, respectively. Net sales and net long-lived assets by country relate directly to the Company’s operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters’ facilities and equipment.
For management purposes, net sales by segment exclude the effect of certain discounts, incentives, and freight billed to customers. The line item “other” represents the net effect of the discounts, incentives, and freight billed to customers, which are reported as a component of net sales in the Company’s consolidated statements of income.